SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ------------------------


                                    FORM U-1
                                   Application
                                    Under the
                   Public Utility Holding Company Act of 1935

                           ------------------------


                               ROANOKE GAS COMPANY
                519 Kimball Avenue, N.E., Roanoke, Virginia 24016
                                (540) 777-4427

                                       and

                               RGC RESOURCES, INC.
                519 Kimball Avenue, N.E., Roanoke, Virginia 24016
                                (540) 777-4427

             (Names of companies filing this statement and addresses
                        of principal executive offices)

                           ------------------------


                             John B. Williamson, III
                     President and Chief Executive Officer
                               Roanoke Gas Company
                                       and
                               RGC Resources, Inc.
                519 Kimball Avenue, N.E., Roanoke, Virginia 24016
                                (540) 777-3810

                    (Name and address of Agent for Service)

                           ------------------------


                                    Copy to:

                              Faith M. Wilson, Esq.
                             Nicholas C. Conte, Esq.
                       Woods, Rogers & Hazlegrove, P.L.C.
                          First Union Tower, Suite 1400
                            10 South Jefferson Street
                             Roanoke, Virginia 24011
                                 (540) 983-7600

Item 1.     Description of Proposed Transaction.

      A. Proposed Acquisitions of Securities and Corporate Merger and Reorganization

      RGC Resources, Inc. ("Resources") hereby applies for approval by the Securities and Exchange Commission (the "Commission") under Section 10 of the Public Utility Holding Company Act of 1935 (the "Act") of its acquisition, pursuant to the merger and reorganization described below, of all of the outstanding shares of common stock of Roanoke Gas Company ("Roanoke Gas"), a Virginia public service corporation, and Bluefield Gas Company ("Bluefield"), a West Virginia public service corporation. Roanoke Gas hereby applies for approval by the Commission under Section 10 of the Act of its acquisition, pursuant to the merger and reorganization described below, of all of the outstanding shares of common stock of Commonwealth Public Service Corporation ("Commonwealth"), a Virginia public service corporation. Pursuant to 17 C. F. R.
Section 250.2 under the Act, Resources intends, upon consummation of the merger and reorganization, to file a claim of exemption as a holding company under
Section 3(a)(1) of the Act, on the basis that Resources and every public utility subsidiary thereof from which Resources derives, directly or indirectly, any material part of its income are predominately intrastate in character and carry on their business in Virginia, the state in which Resources and every such material subsidiary are organized.

      Roanoke Gas, a Virginia public service corporation organized in 1912, provides natural gas service to approximately 53,625 customers in Roanoke, Virginia and surrounding areas in Virginia. Roanoke Gas owns 100% of the outstanding common stock of Bluefield, a West Virginia public service corporation, which provides natural gas service to approximately 4,100 customers located in and around Bluefield, West Virginia. Bluefield owns all of the issued and outstanding common stock of Commonwealth, a Virginia public services corporation, which serves approximately 925 customers in Bluefield, Virginia and surrounding areas in Virginia. Roanoke Gas also owns 100% of the outstanding common stock of Diversified Energy Company ("Diversified"), a Virginia nonutility corporation, which sells propane and propane related products.

      Resources is a wholly owned subsidiary of Roanoke Gas and was incorporated on July 31, 1998, for the purpose of accomplishing the proposed merger and reorganization. Resources owns all of the outstanding common stock of RGC Acquisition Corp. ("Acquisition"), a Virginia corporation which was formed on August 12, 1998, also for the purpose of accomplishing the proposed merger and reorganization. Neither Resources nor Acquisition owns any utility assets or engages in any business, or is a "holding company" under the Act.

      Resources and Roanoke Gas intend to accomplish the proposed merger and reorganization by entering into the Agreement and Plan of Merger and Reorganization filed as Exhibit B-1 to this application, whereby (i) Roanoke Gas will be merged into Acquisition, with Roanoke Gas as the surviving corporation;
(ii) the common stock of Acquisition owned by


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Resources will be converted into the new common stock of Roanoke Gas; (iii) the outstanding shares of Roanoke Gas common stock will be converted into the right to receive, on a one-for-one basis, shares of Resources common stock on the merger effective date; (iv) Bluefield, by means of a noncash dividend, will transfer to Roanoke Gas all of the outstanding common stock of Commonwealth; (v) Roanoke Gas, by means of a noncash dividend, will transfer to Resources all of the outstanding common stock of Bluefield and Diversified; and (vi) Commonwealth will be merged into Roanoke Gas. Following the merger and reorganization, all of the outstanding common stock of Resources will be owned by the former Roanoke Gas shareholders. For a description of the present corporate structure of Roanoke Gas and its affiliates and the proposed corporate structure following the merger and reorganization, see Exhibit B-2 to this Application.

      It is proposed that there will be no exchange of the outstanding mortgage notes, debentures and senior notes of Roanoke Gas in connection with the merger and reorganization and that, immediately following the merger, Resources will have no outstanding securities other than common stock. Resources may, however, be required to guarantee Roanoke Gas' payment and performance of Roanoke Gas' outstanding mortgage notes. Holders of Roanoke Gas mortgage notes, debentures and senior notes will continue as security holders of Roanoke Gas.

      Exhibit G-1 and Exhibit G-2 to this Application set forth, respectively, the consolidated balance sheet of Roanoke Gas as of June 30, 1998, on a per book and pro forma basis, and the consolidated income statement of Roanoke Gas for the twelve months ended June 30, 1998.

      At the regular Annual Meeting of Shareholders to be held on February 8, 1999, Roanoke Gas will seek the requisite approval of its shareholders of the proposed merger and reorganization and related matters. The Company intends to file a registration statement with the Commission on Form S-4 (the "Registration Statement") for the purpose of registering under the Securities Act of 1933 (the "Securities Act") the shares of common stock of Resources to be issued in connection with the merger and reorganization and for the purpose of complying with the requirements of the Securities Exchange Act of 1934 (the "Exchange Act") in connection with the solicitation of proxies of Roanoke Gas shareholders. The Registration Statement and the definitive Prospectus/Proxy Statement will be submitted as Exhibits to this Application by amendment.

      The proposed merger and reorganization also is subject to authorization and approval by the Virginia State Corporation Commission (the "Virginia Commission") and the consent of the Public Service Commission of West Virginia (the "West Virginia Commission").

      In connection with the merger and reorganization, Resources' common stock will be listed on the Nasdaq National Market, and Roanoke Gas' common stock will be delisted from the Nasdaq National Market. Following the effectiveness of the merger and reorganization, Resources will be required to file reports with the Commission pursuant to Section 13(a) of the Exchange Act.



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      B.    Description of Roanoke Gas and Subsidiaries

      Roanoke Gas, a Virginia public service company, is engaged in the retail distribution and sale of natural gas to approximately 53,625 customers in Roanoke, Virginia and surrounding areas in Virginia. Roanoke Gas' service area includes the cities of Roanoke and Salem, Virginia and surrounding regions in Virginia, including Roanoke County and portions of Bedford, Botetourt, Franklin and Montgomery counties, Virginia. Bluefield, a West Virginia public service corporation, is a wholly owned subsidiary of Roanoke Gas. Bluefield provides natural gas service to approximately 4,100 customers located in and around Bluefield, West Virginia. Bluefield's service area extends from Princeton, West Virginia to the western most city limits of Bluefield, West Virginia. Bluefield owns all of the issued and outstanding stock of Commonwealth, a Virginia public service corporation, which serves approximately 925 customers in Bluefield, Virginia and surrounding areas in Virginia. Commonwealth's service area includes principally the Town of Bluefield, Virginia and a portion of Tazewell County, Virginia. Unless otherwise specified, Roanoke Gas, Bluefield and Commonwealth will be referred to herein collectively as the "Company." Roanoke Gas also distributes and sells propane and propane related products to customers in southwestern Virginia and southern West Virginia through its wholly owned Virginia subsidiary, Diversified, which is not a regulated public utility.

      Natural Gas Distribution Operations. As of September 30, 1998, the Company's public utility operations served approximately 53,625 natural gas customers through an operationally integrated natural gas distribution system. Natural gas is purchased from suppliers and distributed to residential, commercial and large industrial users through the Company's underground pipeline system. Of the Company's revenues from regulated gas operations during fiscal 1997 approximately 57% was derived from residential customers and 43% was derived from commercial and industrial customers. The Company's utility operations served approximately 47,600 residential customers and approximately 5,200 industrial and commercial customers in fiscal 1997.

      As of June 30, 1998, the Company's consolidated net utility plant account was stated at $45,827,413, its consolidated operating revenues on that date totaled $45,014,370 and the consolidated net capital applicable to its common stock was $8,911,499.

      Supervision and Regulation. The Company's natural gas distribution operations are subject to regulation at the federal and state levels. Gas transmission between Bluefield and Commonwealth is regulated by the Federal Regulatory Commission (the "FERC"), which regulates the prices, terms and conditions of interstate pipeline transportation and sales of natural gas. Roanoke and Bluefield are exempt holding companies under Section 3(a)(2) of the Act and annually file Forms U-3A-2 with the Commission. At the state level, Roanoke Gas and Commonwealth are regulated by the Virginia Commission, and Bluefield is regulated by the West Virginia Commission. The Virginia Commission and the West Virginia Commission regulate various matters, including rates charged for services, financings, planning and safety matters. The Virginia Commission also grants certificates of public convenience and necessity to


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distribute natural gas in the Commonwealth of Virginia. In addition, certain municipalities and localities grant franchises for the placement of natural gas distribution pipelines and the operation of a natural gas distribution network for Roanoke Gas, Commonwealth and Bluefield.

      Roanoke Gas and Commonwealth currently hold the only franchises and certificates of public convenience and necessity to distribute natural gas in their respective Virginia service areas. The franchises generally extend for multi-year periods and are renewable by the municipalities. Certificates of public convenience and necessity, which are issued by the Virginia Commission, are of perpetual duration, subject to compliance with regulatory standards. Bluefield holds the only franchise to distribute natural gas in its West Virginia service area.

      Natural Gas Supplies and Storage. In fiscal 1998, the Company delivered approximately 9.6 BCF of natural gas to its customers. The Company currently uses long-term (one year or longer), mid-term (one month to one year) and spot (less than one month) gas purchase contracts to meet its system requirements. Roanoke Gas has an estimated current peak day firm requirement of 94,000 decatherms ("DTH") of natural gas. Bluefield and Commonwealth currently have an estimated combined current peak day firm requirement of 13,500 DTH of natural gas.

      Roanoke Gas also maintains a liquefied natural gas ("LNG") storage facility located in Botetourt County, Virginia. This facility is capable of storing up to 220,000 DTH of natural gas for use during peak winter periods. In addition, the Company has contracted for storage reserves providing a combined total of 2.7 BCF of underground storage capacity for Roanoke Gas and Bluefield.

      Columbia Gas Transmission Corporation and Columbia Gulf Transmission Corporation (together "Columbia") are the Company's primary transporter of natural gas. Columbia historically has delivered approximately two-thirds of Roanoke Gas' gas supply and 100% of Bluefield's gas supply. East Tennessee Natural Gas Company and Tennessee Gas Pipeline Company (together "East Tennessee") are the Company's other major source of supply. Historically, East Tennessee has delivered approximately one-third of the Company's natural gas supply. The rates paid for natural gas transportation and storage services purchased from Columbia and East Tennessee are established by tariffs approved by the FERC. These tariffs contain flexible pricing provisions which, in some instances, authorize these suppliers to reduce rates and charges to meet price competition.

      Nonutility Subsidiary. Roanoke Gas owns 100% of the voting common stock of Diversified, a Virginia nonpublic utility corporation headquartered in Roanoke, Virginia. Diversified serves approximately 10,450 active propane accounts in southwestern Virginia and southern West Virginia. The Company's propane distribution activities are not subject to any federal or state pricing regulation. In addition to propane operations, Diversified maintains a natural gas marketing business which assists large industrial customers in the purchase of natural gas.


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      Additional Information. For additional information concerning Roanoke Gas and its subsidiaries, see Roanoke Gas' Annual Report on Form 10-K for the year ended September 30, 1997 and Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed pursuant to the Exchange Act, and Roanoke Gas' and Bluefield's Forms U-3A-2 dated February 23, 1998, filed pursuant to the Act, all which are filed as Exhibits H-1, H-2, H-3 and H-4 to this Application and are incorporated herein by reference.

      No company other than those described above is a subsidiary company, associated company or an affiliate of Resources or Roanoke Gas within the meaning of the Act.

      Forward-Looking Statements. This Form U-1 and the exhibits hereto may contain forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products, research and development activities and similar matters. These forward-looking statements are based upon assumptions with respect to certain business discussions which are subject to change. Further, the Company notes that a variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Company's business include the following: (i) obtaining adequate rate relief from regulatory authorities on a timely basis; (ii) earning on a consistent basis an adequate return on invested capital; (iii) increasing expenses and labor costs and availability; (iv) price competition from alternative fuels; (v) volatility in the price of natural gas and propane; (vi) some uncertainty in the projected rate of growth of natural gas and propane requirements in the Company's service area; and (vii) general economic conditions both locally and nationally. In addition, the Company's business is seasonal in character and strongly influenced by weather conditions. Extreme changes in winter heating degree days from the normal or mean can have significant short-term impacts on revenues and gross margins.

      C.    Purpose and Benefits of the Proposed Merger and Reorganization

      The principal reasons for the proposed restructuring are to create a structure which can more effectively address the increased competition in the energy industry, refocus various utility activities, facilitate selective diversification into nonutility businesses, afford further separation between the utility and nonutility businesses and provide additional flexibility for financing.

      The two primary reasons for restructuring are to better position Roanoke Gas to deal effectively with the competitive environment developing within the energy industry and to best deploy shareholders' capital both inside and outside of the utility industry. The Board of Directors of Roanoke Gas believes these objectives can most effectively be accomplished through the proposed restructuring, as it provides the necessary flexibility required to meet competitive challenges and to diversify while further insulating the utility business from the risks of the nonutility business.



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      The Company's natural gas business competes with other energy sources such as fuel oil, electricity and coal. Competition is intense among the competing energy sources and is based primarily on price and availability. This is particularly true for industrial applications, where sales are at risk to price competition in markets which may switch to residual and other fuel oils. Deregulation in the supply of natural gas has created competition also among suppliers or brokers of natural gas. Marketers are expected to attempt to provide increasing volumes of natural gas to large users within the Company's service territories. As deregulation of the energy industry continues, the Company expects that competition from other fuel sources, as well as from natural gas brokers and marketers, will intensify.

      The Company anticipates that, based upon its projections of natural gas demand and absent any major changes in technology, a portion of the Company's earnings from natural gas operations may not be required to be reinvested in the utility business over the next ten years. See Exhibit I-1. The Board is of the view that a holding company structure will facilitate the deployment of a portion of the Company's earnings which are not needed for the utility business.

      In the Board's view, the restructuring will increase opportunities to broaden Roanoke Gas' financial base and thereby broaden investment appeal by increasing exposure to other businesses. Financing alternatives may also be enhanced as a result of engaging in a greater number of businesses. Diversification that succeeds in promoting employment and commerce in the region served by the Company also will benefit the Company and its customers and shareholders.

      The holding company structure is designed to further insulate the Company's public utility customers and the public holders of Roanoke Gas' securities from the risks of the nonutility businesses by segregating the nonutility businesses into separate corporations that will be direct subsidiaries of the holding company and not of Roanoke Gas. Because nonutility businesses of the holding company will be conducted through separate subsidiaries, any liabilities incurred by those subsidiaries will not constitute liabilities of the utility subsidiaries. The corporate separation also insures that all costs of a particular nonutility subsidiary will be charged to that subsidiary and not allocated to any utility subsidiary. This type of cost allocation is in keeping with the requirements of the "affiliated interest" statutes of Virginia and West Virginia. See Va. Code Sections 56-76 et seq. and
W. Va. Code Section 24-2-12. Thus, the corporate structure and the regulatory requirements provide for the insulation of customers of Roanoke Gas from risks of the nonutility businesses. Likewise, debt security holders of Roanoke Gas after the restructuring will be insulated from the risks of the nonutility businesses. Any benefits or detriments which result from the restructuring and consequent segregation of the utility and nonutility businesses will flow to the security holders of Resources and not to the holders of Roanoke Gas debt securities. After the restructuring, the separate financial statements prepared for Roanoke Gas will not reflect the nonutility business owned by Diversified. The consolidated financial statements of Resources will not reflect the financial condition of any group of subsidiaries taken separately, but will reflect the overall operation of all subsidiaries, including Roanoke Gas, Bluefield and Diversified.


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      The holding company structure is intended to afford additional flexibility for maintaining the capital ratios of Roanoke Gas at levels determined to be appropriate by regulatory authorities. This ability to adjust the components of the capital structure of Roanoke Gas will help Roanoke Gas maintain stable utility rates. One component of utility rates is cost of capital. Equity capital is the most expensive type of capital, and if the equity component of a utility's capital structure is too high, it may result in increased pressure to raise rates. If the equity component is too low, it may result in increases in the cost of debt because of increased leverage and risk, which will also tend to increase rates. Under the holding company structure, capital ratios of the utility would be subject to adjustment from time to time through dividends to or equity investments from Resources, the holding company. Further, the holding company structure will facilitate the planning of financings best suited to the particular needs and circumstances of the separate businesses and thus should improve financing alternatives. It is contemplated that in the normal course Resources, in addition to receiving dividends from its subsidiaries, will obtain funds through debt or equity financings, that Roanoke Gas will obtain funds through its own financings (which may include the issuance of mortgage notes and other debt instruments to third parties, as well as the issuance of additional shares of common stock to the holding company), and that the nonutility businesses owned by Diversified will obtain funds from Resources, from other nonutility affiliates, or from their own outside financings. Any financings will depend on the financial and other conditions of the entities involved and on the market conditions.

      At the present time, Roanoke Gas has no specific diversification plans beyond expanding the propane operation. The Board of Directors of Roanoke Gas intends that the natural gas operations of Roanoke Gas will continue to constitute the predominant activity of Resources for the foreseeable future. There will be no capital impairment of the Company's public utilities and no adverse affect on the public utilities' levels of service as a result of the restructuring. This intention accords with the limitations and other provisions of the Virginia and West Virginia regulatory schemes.

Item 2.     Fees, Commissions and Expenses

      The estimated fees, commissions and expenses to be paid or incurred directly or indirectly in connection with the proposed merger and reorganization are set forth in Exhibit J-1 hereto. Legal fees in connection with the proposed merger and reorganization will be paid to Woods, Rogers & Hazlegrove, P.L.C., Roanoke, Virginia. Wilbur L. Hazlegrove, a director of Roanoke Gas, is Of Counsel to Woods, Rogers & Hazlegrove. The principals of the firm of Woods, Rogers & Hazlegrove beneficially owned, as of September 30, 1998, in the aggregate, approximately 61,650 shares of Roanoke Gas common stock.



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Item 3.     Applicable Statutory Provisions

      A.    Applicable Provisions

      Section 9(a)(2) and Section 10 of the Act are applicable to the acquisition by Resources of the common stock of Roanoke Gas and Bluefield pursuant to the proposed merger and reorganization and to the acquisition by Roanoke Gas of the common stock of Commonwealth and the merger of Commonwealth into Roanoke Gas. Section 3(a)(1) of the Act is applicable, upon consummation of the merger and reorganization, to exempt Resources and its subsidiaries from all provisions of the Act other than Section 9(a)(2), and Resources intends, on the closing date of the merger transaction, to file, pursuant to 17 C.F.R. Section 250.2, an appropriate Form U-3A-2 exemption statement. A supplemental memorandum describing the good faith bases upon which Resources will claim this exemption is attached to this Application as Exhibit M-1.

      B.    Affiliated Public Utility Companies

      Upon consummation of the merger and reorganization, Resources will be the parent company of two wholly owned public utility companies: Roanoke Gas, a Virginia public service corporation, and Bluefield, a West Virginia public service corporation. Commonwealth, currently a Virginia public service subsidiary of Bluefield, will merge its public utility operation with and into Roanoke Gas as part of the merger and reorganization. See Exhibit B-2 with respect to the current and proposed relationships between the companies.

      C.    Compliance with Applicable Statutory Standards.

      Section 9(a)(2) and Section 10 of the Act. Section 9(a)(2) of the Act requires Resources and Roanoke Gas to obtain the approval of the Commission of the proposed merger and reorganization. The applicable standards for determining if the proposed merger and reorganization should be approved are set forth in Sections 10(b), 10(c) and 10(f) and by reference to Section 11 of the Act. Resources and Roanoke Gas believe that the proposed merger and reorganization complies with the applicable standards of Sections 10 and 11 of the Act as follows:

            1. Sections 10(b)(1) and 10(b)(3) - The proposed merger and reorganization will not result in concentration of control, complexity of capital structure and other adverse system changes

      The proposed merger and reorganization does not involve or tend toward the creation of any additional relationships among public utility companies or result in an undue concentration of economic power detrimental to the public interest. Nor will it result in any complexity of capital structure. The proposed merger and reorganization involves only the formation of the holding company over Roanoke Gas and its existing affiliates. Roanoke Gas, Bluefield and


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Commonwealth will continue their public utility operations in essentially the same manner as before the proposed merger and reorganization, except that (i) Roanoke Gas and Bluefield will be direct subsidiaries of Resources and (ii) Commonwealth's public utility operations will be merged into the public utility operations of Roanoke Gas. The proposed merger and reorganization will not involve the acquisition of any utility assets not already owned or controlled, directly or indirectly, by Roanoke Gas. Roanoke Gas and Bluefield will be controlled by Resources as the sole shareholder; however, the ultimate control will remain in the hands of the same public shareholders who currently own Roanoke Gas common stock (with the exception of shareholders who choose to exercise statutory appraisal rights or to dispose of their shares).

      The acquisition by Roanoke Gas of the common stock of its indirect subsidiary, Commonwealth, will simplify the Company's current public utility structure. At present, the Company operates under three billing and regulatory schemes -- Roanoke Gas (Virginia), Bluefield (West Virginia) and Commonwealth (Virginia). The merger and reorganization would, among other things, combine the two Virginia public utilities and permit the Company to better take advantage of economies of scale and synergies in management and billing. This would enable the Company to conduct its Virginia operations under one set of rates and reviews and is a structural change strongly encouraged by the staff of the Virginia Commission.

      The merger and reorganization will not unduly complicate the capital structure of the holding company or be detrimental to investors. The structure of the holding company system resulting from the proposed merger and reorganization will not be materially different from or more complicated than that which exists prior to the proposed merger and reorganization, except for the interposition of Resources as an ownership entity between Roanoke Gas and the owners of common stock. The first mortgage notes and other long-term debt of Roanoke Gas will not be affected by the proposed merger and reorganization. The common stock ownership interests of Roanoke Gas will be transferred to Resources but, as described above, ultimate public control will remain in the hands of Resources' common shareholders. Resources' Articles of Incorporation create a class of preferred stock; however, Resources has no current plan to issue such preferred shares. Nor does Resources have any current plan to issue long-term debt securities. As described above and in the note to Exhibit G-1, Resources may, upon completion of the merger and reorganization, be required to guarantee Roanoke Gas' payment and performance of Roanoke Gas' outstanding mortgage notes. Holders of Roanoke Gas mortgage notes, debentures and senior notes will continue as security holders of Roanoke Gas.

            2. Section 10(b)(2) - The consideration to be paid in connection with the proposed merger and acquisition is reasonable and fair

      The consideration (excluding fees, commission and other remuneration) to be given in the proposed merger and reorganization is shares of Resources common stock, in that the proposed merger and reorganization provides for a one-for-one exchange of shares of Roanoke Gas common stock for shares of Resources common stock. The proportionate equity ownership


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interest of each common shareholder will remain the same in Resources as it was in Roanoke Gas. It is expected that the market price of Resources common stock after the proposed merger and reorganization will be substantially equal to the market price of Roanoke Gas' common stock prior to the proposed merger and reorganization. The sum invested in Roanoke Gas, Bluefield and Commonwealth and the earning capacity of the utility assets of Roanoke Gas, Bluefield and Commonwealth immediately following the proposed merger and reorganization will not change in any material respect. All expenses, fees, commissions and other remuneration to be paid in connection with the proposed merger and reorganization, if consummated, will be paid by Resources. An estimate of such amounts is included in Exhibit J-1 hereto. Such amounts relate to required fees to be paid to governmental bodies, state franchise taxes and filing fees, expenses to be incurred to obtain shareholder approval of the proposed merger and reorganization, fees for professional services rendered in connection with the proposed merger and reorganization and other expenses necessary to carry out the proposed merger and reorganization. The Company believes that such fees and expenses are reasonable and customary for a transaction such as the proposed merger and reorganization and are not material when measured against the Company's book value or the earning capacity of the utility assets. Therefore, the consideration, including all fees, commissions and other remuneration to be given, directly or indirectly, in connection with the proposed merger and reorganization, is reasonable and bears a fair relation to the sum invested in and the earning capacity of the utility assets underlying the securities to be acquired by Resources in connection with the proposed merger and reorganization.

            3. Section 10(c)(1) - The proposed merger and reorganization is not detrimental to carrying out of the purposes of Section 11 of the Act

                  (a) Section 11(b)(1). The merger and reorganization will not facilitate diversification deemed harmful by Section 11(b)(1) of the Act. Resources will be an exempt holding company and, therefore, will not be subject to the per se prohibitions of Section 11(b)(1) against retention of unrelated non-utility businesses to the same extent as a registered holding company. Any diversification by Resources will be conducted through separate corporate subsidiaries and will be subject to state regulation and other safeguards, consistent with the guidelines set forth in Pacific Lighting Corporation, Release No. 35-17855 (Jan. 11, 1973).

      Formation of holding companies through the transfer of stock and/or assets of public utilities subject to the jurisdiction of the Virginia Commission and/or the West Virginia Commission is closely regulated. The Virginia and West Virginia state laws and regulations governing the operation of public service corporations contain provisions which are designed to assure that non-utility operations of public service holding companies are not operated to the detriment of the public utility and its customers. As an additional safeguard, the Commission has the ability under the Act to monitor developments and revise or revoke its orders as necessary.



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      Following completion of the proposed merger and reorganization, the activities of Roanoke Gas will continue to be subject to affirmative regulation by the Virginia Commission, and the activities of Bluefield Gas will continue to be subject to affirmative regulation by the West Virginia Commission. In particular, transactions between Roanoke Gas and any other entity, including Resources, which is an "affiliated interest" of Roanoke Gas within the meaning of the applicable Virginia statutes is subject to prior approval by the Virginia Commission. Va. Code Sections 56-76 et seq. Similarly, any contract between Bluefield and an affiliate requires the prior consent of the West Virginia Commission. W.Va. Code Section 24-2-12. These statutes enable the state regulators effectively to delineate and control the allocation of holding company assets to assure that such assets are not used in a fashion deemed inappropriate or detrimental to the public utility system and its customers. The Virginia Commission and the West Virginia Commission each has full authority to investigate public utilities for purposes of determining efficiency and economy of operation, to conduct continuing reviews and audits and to issue appropriate directives. The Virginia Commission and the West Virginia Commission each reviews cost allocations and, in every rate case, requires the public utility to submit substantial data to support both rate-based components and cost components between or among divisions, utility or non-utility. See Va. Code Sections 56-232 et seq.; W.Va. Code Sections 24-2-2 and 24-2-3.

                  (b) Section 11(b)(2). Section 11(b)(2) of the Act empowers the Commission to ensure that the corporate structure or continued existence of any company in the holding company system does not unduly or unnecessarily complicate the structure of a registered holding company. Under this provision, the Commission has indicated that it will not approve an acquisition as a result of which a new holding company will be superimposed over an existing public utility or holding company system unless it is shown that "significant benefits" will be obtained therefrom. WPL Holdings, Inc., S.E.C. Release No. 35-25377
(1991).

      The proposed merger and reorganization will achieve significant benefits. The holding company structure is necessary for Roanoke Gas to respond to increased competition in the energy industry, to refocus various utility activities, to facilitate selective diversification into non-utility businesses, to afford further separation between the utility and non-utility businesses, and to provide additional flexibility for financing.

      One of the most significant benefits of the proposed restructuring will be the ability of Roanoke Gas to achieve a more balanced capital structure and maintain an efficient use of the Company's retained earnings, which will provide customers with a greater level of rate stability. The state regulators require the equity portion of a utility's capital structure not grow too large as a result of retained earnings, and this increases the cost of equity capital charged to rate payers. Using the holding company structure, Resources will be able, if necessary, to reduce the common equity ratios of Roanoke Gas and Bluefield without affecting the dividend rate on Resources' publicly held shares, by declaring a dividend to the holding company. The retention of earnings in the holding company structure would permit later utilization of holding company resources as a flexible and economic means of obtaining funds for capital investment in the utilities and increasing the level of common equity if that becomes desirable as a result of plant construction or otherwise. Once the restructuring has been accomplished, the dividend policy of each utility can be calibrated to maintain the desired debt/equity ratio, and excess cash can be retained by the holding company and invested in diversified activities without affecting the financial integrity of the utilities. At times when the construction cycle demands greater investments in utility plant, Resources will be able to reduce its investments in the diversified activities and apply the proceeds to plant construction. Accordingly, the holding company structure will enable the Company to more efficiently manage and allocate its earnings from its utility operations so as to maintain the proper capital structure and provide funds for construction needs.

      In addition, the holding company structure will permit more flexibility in diversified investments by the corporate group. Presently, any investment by Roanoke Gas in a non-utility subsidiary may affect investors' perceptions of the creditworthiness of the utility's debt, thereby potentially affecting the utility's cost of capital. By making non-utility investments through direct non-utility subsidiaries of the holding company, the utility is more insulated from risk. The holding company structure also should provide additional financing alternatives for the corporate group, since Roanoke Gas and Bluefield would be able to finance their utility businesses through the sale of their own debt to investors and by the sale of their common stock to Resources, and Resources could raise capital by selling additional capital stock.

            4. Section 10(c)(2) - The proposed merger and reorganization will serve the public interest by tending toward the economical and efficient development of an integrated public-utility system

      Roanoke Gas, Bluefield and Commonwealth currently form an integrated public-utility system within the meaning of Section 2(a)(29)(B) of the Act and will continue to operate as an integrated public-utility system after the proposed merger and reorganization. The companies are (i) physically interconnected or capable of physical interconnection, (ii) operate economically as a single interconnected and coordinated system, (iii) operate within a single area or region, and (iv) are under common management and control.

      The Company provides public utility service to approximately 53,625 customers in the southwestern Virginia and southern West Virginia region. Roanoke Gas distributes natural gas to customers in Roanoke, Virginia and surrounding areas in Virginia, including the cities of Roanoke and Salem, Roanoke County and portions of Bedford, Botetourt, Franklin and Montgomery counties, Virginia. Bluefield distributes natural gas to customers located in and around Bluefield, West Virginia. Commonwealth's service area includes the town of Bluefield, Virginia and portions of Tazewell County, Virginia. See Exhibit E-1 to this Application for a map showing the approximate service area of the Company's public utility system, the principal distribution lines and the distribution lines that interconnect each part of the system. The proposed restructuring and merger would not extend the Company's public utility operations beyond its current southwestern Virginia/southern West Virginia service area.

      The primary properties owned by the Company consist of retail natural gas distribution facilities. The natural gas distributed by Roanoke Gas and its subsidiaries is purchased from various producers and marketers and transported on Columbia's gas distribution system to the city gate of each community. The natural gas is then transported on the Company's gas distribution lines, where it is sold at retail to the Company's natural gas customers. The Company's Gas Control Center is located in Roanoke, Virginia. From this Center, the Company monitors and provides supervisory controls for system pressures for Roanoke Gas, Bluefield and Commonwealth. A new pipeline giving the Company the capacity to electronically control from Roanoke the system pressures and flows for Bluefield and Commonwealth currently is under construction (expected completion in November 1998).

      The Company does not itself own the full length of the transmission lines connecting the different parts of the system. Rather, gas is transported throughout portions of the system, pursuant to contractual arrangements negotiated by Company management in Roanoke, over gas distribution lines owned by Columbia. These contractual arrangements assure that the different parts of the Company's natural gas distribution system have the privilege of using and controlling the interconnecting sections of pipeline owned by Columbia. See Cities Service Power & Light Co., 14 SEC 28, 53, note 44 (1943); Electric Energy, Inc. et al., SEC Release No.
35-13871 (1958).

      Roanoke Gas, Bluefield and Commonwealth have substantially the same management. The three companies have the same President, the same Vice Presidents and the same Secretary- Treasurer, as well as various interlocking directors. See Exhibit K-1 to this Application regarding officers and directors of the Company. The Company's central office is headquartered in Roanoke, Virginia. The Company also maintains a customer service office in Bluefield, West Virginia, approximately 110 miles away. The Bluefield office is staffed with three employees, who handle new customer accounts, walk-in customer payments, questions, complaints and requests for service.

      All critical functions of the Company are centralized in Roanoke, including engineering, gas control, purchasing, billing and collecting, accounting, human resource management, budgeting and peak hour customer service. Such centralization permits the efficient coordination of the Company's public utility companies and enables them to share services and take advantage of economies of scale with respect to their physical day-to-day operations. For example, Roanoke Gas provides managerial, administrative and engineering services to Bluefield, and Bluefield, in turn provides managerial and direct labor, goods and services to Commonwealth, all under agreements approved by the Virginia and West Virginia Commissions. Bluefield sells and delivers at cost to Commonwealth, for resale, a portion of Bluefield's interstate pipeline supply of gas under service agreements and rate schedules on file with the FERC.

      Roanoke Gas and Bluefield enter into separate contracts for gas supply; however, all supply planning and acquisition for the system is centralized in Roanoke. Similarly, all contracts with suppliers are administered in Roanoke. The Company's public utility system is so coordinated that if one of its public utility companies experiences a peak demand, the other public utility can help it meet that demand through direct transmission of natural gas via Columbia or by displacement using the Company's LNG facility or through reallocation of storage gas delivery via the Columbia pipeline.

      The proposed merger and reorganization will result in an integrated public-utility system, and economies and financial and organizational efficiencies will be produced as a result of the transaction. See Wisconsin's Environmental Decade, Inc. v. S.E.C., 882 F.2d 523 (D.C. Cir. 1989). The Company's public utility operations will continue to be physically interconnected and operated as a single coordinated system within the same market region under localized management. The merger of the Company's two Virginia public utilities, Roanoke Gas and Commonwealth, will increase centralization by enabling the Company to conduct its Virginia operations under one set of rates and revenues and to thereby take advantage of economies of scale and synergies in management and billing. Under the holding company structure, the pipeline and supply contracts likewise can be greatly simplified. As discussed above, Roanoke Gas and Bluefield are separate parties to pipeline and supply contracts which are negotiated and administered out of Roanoke. After the reorganization, such contracts may be combined into one contract as part of the renegotiation of service provisions when the current contracts expire in 2004.

      As noted above, the holding company structure also will offer flexible means to adjust capital ratios of Roanoke Gas and Bluefield from time to time through dividends to, or equity investments from, Resources. This mechanism allows capital ratios to be maintained at levels determined to be appropriate by state regulatory authorities. A balanced capital structure can contribute to stable utility rates by minimizing the cost of capital. Since the cost of capital is part of the utility revenue requirement, the rate payers would benefit by paying the most reasonable returns on capital. A balanced capital structure also helps provide financing flexibility, and the potential savings accruing from such financing flexibility should further the economical operation of the system.

      Additionally, the restructuring should help to broaden the system's financial base and its investment appeal. Although any financings will depend on the financial or other conditions of the entities involved and on market conditions, economies and efficiencies in financing should occur as a result of the new holding company structure. The merger and reorganization should insulate the consumers and the owners of the public utilities' debt securities from the risks of non-utility businesses. Currently, Roanoke Gas conducts its non-utility operations through Diversified, its wholly owned subsidiary, and the public utility thereby bears the risks of diversification. Because, as a result of the merger and reorganization, Diversified and any other non-utility businesses would be operated as subsidiaries of Resources, any liabilities incurred by those non-utility subsidiaries will be less likely to affect the public utilities. Any detriment that may result from the activities of the non-utility subsidiaries should flow to the security holders of Resources, rather than the senior security holders of the public utilities. The separation of the utility and non-utility businesses under the new holding company structure also should protect utility customers by helping to assure that all costs of a particular non-utility subsidiary will be charged to that subsidiary and not allocated to an associated utility company.

            5.    Section 10(f) - Applicable state law

      The Company will comply with all applicable laws of the states of Virginia and West Virginia in connection with the proposed merger and reorganization.

Item 4.     Regulatory approval.

      The proposed merger and reorganization will require the approval of the Virginia Commission pursuant Chapter 3 (Issuance of Stocks, Bonds, etc.), Chapter 4 (Regulation of Relations with Affiliated Interests) and Chapter 5 (Utility Transfers Act) of Title 56 of the Virginia Code, and the consent of the West Virginia Commission pursuant to Chapter 24 of the West Virginia Code. Appropriate applications are being prepared and will be filed with each Commission. Copies of these applications, and all orders issued pursuant thereto, will be submitted as exhibits to this Application by amendment.

Item 5.     Procedure.

      The Commission is requested to issue an order as promptly as possible after the filing of this Application and all required amendments: (i) approving the acquisition by Resources, pursuant to the proposed merger and reorganization, of all of the shares of the outstanding common stock of Roanoke Gas and Bluefield; and (ii) approving the acquisition by Roanoke Gas of all of the outstanding shares of common stock of Commonwealth and the merger of Commonwealth into Roanoke Gas. Upon consummation of the proposed merger and reorganization, Resources will claim exemption under Section 3(a)(1) of the Act from all provisions of the Act except Section 9(a)(2).

      No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in connection with this Application. The Division of Corporate Regulation of the Commission may assist in preparation of the Commission's decision in this matter. Unless the Commission is notified otherwise by Resources or Roanoke Gas subsequent to the date hereof, there should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter; and it is respectfully requested that any such order be made effective immediately upon entry thereof.

Item 6.     Exhibits and Financial Statements.

      No financial statements are filed for Resources because Resources has only nominal assets and has not engaged in any business operations. Consolidated financial statements of Roanoke Gas Company are attached to this Application as Exhibits G-1 and G-2.

EXHIBIT NO.                   DESCRIPTION


   A-1 Articles of Incorporation, Bylaws and a specimen stock certificate of Roanoke Gas Company

   A-2 Articles of Incorporation, Bylaws and a specimen stock certificate of RGC Resources, Inc.

   A-3 Articles of Incorporation, Bylaws and a specimen stock certificate of Bluefield Gas Company

   A-4 Articles of Incorporation, Bylaws and a specimen stock certificate of Commonwealth Public Service Corporation

   A-5 Articles of Incorporation, Bylaws and a specimen stock certificate of RGC Acquisition Corp.

   B-1      Agreement and Plan of Merger and Reorganization

   B-2      Diagram of present and proposed corporate structure

  *C-1 Draft Registration Statement on Form S-4 registering shares of RGC Resources, Inc. common stock to be issued in the merger and reorganization

  *C-2      Prospectus/Proxy Statement of Resources and Roanoke Gas Company

  *C-3      1998 Annual Report to Shareholders of Roanoke Gas Company

  *D-1 Copies of all applications to the Virginia and West Virginia Commissions with respect to the proposed transactions, and certified copies of any findings, orders or certificates evidencing express authorization of the transactions by such authorities

   E-1 Map showing the interconnection and relationship of the properties of Roanoke Gas, Bluefield and Commonwealth
            (submitted in paper under cover of Form SE dated October 15, 1998 pursuant to Rule 311(f) of Regulation S-T)

   F-1      Preliminary Opinion of Counsel

  *F-2      "Past Tense" Opinion of Counsel

   G-1 Consolidated Balance Sheet of Roanoke Gas Company as of June 30, 1998 and proforma consolidated balance sheet of the Company as of June 30, 1998, assuming consummation of the merger and reorganization

   G-2 Consolidated Statement of Income of Roanoke Gas Company for the twelve-months ended June 30, 1998

   G-3      Financial Data Schedules

   H-1 Roanoke Gas Company Annual Report on Form 10-K for the year ended September 30, 1997

   H-2 Roanoke Gas Company Quarterly Report on Form 10-Q for the nine-months ended June 30, 1998

   H-3      Roanoke Gas Company Form U-3A-2 dated February 23, 1998

   H-4      Bluefield Gas Company Form U-3A-2 dated February 23, 1998

  *H-5 Roanoke Gas Company Annual Report on Form 10-K for the year ended September 30, 1998

   I-1 Projections of natural gas demand and income availability for diversification

   J-1      Estimated fees and expenses

   K-1      Officers and directors of Roanoke Gas Company and subsidiaries

   L-1      Proposed Notice of Proceeding required by Rule 22(f)

   M-1 Supplemental Memorandum supporting claim of PUHCA Section 3(a)(1) exemption


------------------------


*To be filed by amendment to this Application

Item 7.     Information as to Environmental Effects.

      The proposed transaction, a corporate merger and reorganization, neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The only federal actions related to the proposed transactions pertain to the Commission's declaration of the effectiveness of the Registration Statement, and this Application before the Commission. Consummation of the proposed transaction will not result in changes in the operation of Roanoke Gas or any of its affiliates that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                                  SIGNATURES

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                               ROANOKE GAS COMPANY



Date: 10/15/98                 By: s/John B. Williamson, III
                                     John B. Williamson, III
                                     President and Chief Executive
                                     Officer




                               RGC RESOURCES, INC.



Date: 10/15/98                 By: s/John B. Williamson, III
                                     John B. Williamson, III
                                     President and Chief Executive
                                     Officer

                                 EXHIBIT INDEX


EXHIBIT NO.                   DESCRIPTION


   A-1 Articles of Incorporation, Bylaws and a specimen stock certificate of Roanoke Gas Company

   A-2 Articles of Incorporation, Bylaws and a specimen stock certificate of RGC Resources, Inc.

   A-3 Articles of Incorporation, Bylaws and a specimen stock certificate of Bluefield Gas Company

   A-4 Articles of Incorporation, Bylaws and a specimen stock certificate of Commonwealth Public Service Corporation

   A-5 Articles of Incorporation, Bylaws and a specimen stock certificate of RGC Acquisition Corp.

   B-1      Agreement and Plan of Merger and Reorganization

   B-2      Diagram of present and proposed corporate structure

  *C-1 Draft Registration Statement on Form S-4 registering shares of RGC Resources, Inc. common stock to be issued in the merger and reorganization

  *C-2      Prospectus/Proxy Statement of Resources and Roanoke Gas Company

  *C-3      1998 Annual Report to Shareholders of Roanoke Gas Company

  *D-1 Copies of all applications to the Virginia and West Virginia Commissions with respect to the proposed transactions, and certified copies of any findings, orders or certificates evidencing express authorization of the transactions by such authorities

   E-1 Map showing the interconnection and relationship of the properties of Roanoke Gas, Bluefield and Commonwealth
            (submitted in paper under cover of Form SE dated October 15, 1998 pursuant to Rule 311(f) of Regulation S-T)

   F-1      Preliminary Opinion of Counsel

  *F-2      "Past Tense" Opinion of Counsel

   G-1 Consolidated Balance Sheet of Roanoke Gas Company as of June 30, 1998 and proforma consolidated balance sheet of the Company as of June 30, 1998, assuming consummation of the merger and reorganization

   G-2 Consolidated Statement of Income of Roanoke Gas Company for the twelve-months ended June 30, 1998

   G-3      Financial Data Schedules

   H-1 Roanoke Gas Company Annual Report on Form 10-K for the year ended September 30, 1997

   H-2 Roanoke Gas Company Quarterly Report on Form 10-Q for the nine-months ended June 30, 1998

   H-3      Roanoke Gas Company Form U-3A-2 dated February 23, 1998

   H-4      Bluefield Gas Company Form U-3A-2 dated February 23, 1998

  *H-5 Roanoke Gas Company Annual Report on Form 10-K for the year ended September 30, 1998

   I-1 Projections of natural gas demand and income availability for diversification

   J-1      Estimated fees and expenses

   K-1      Officers and directors of Roanoke Gas Company and subsidiaries

   L-1      Proposed Notice of Proceeding required by Rule 22(f)

   M-1 Supplemental Memorandum supporting claim of PUHCA Secton 3(a)(1) exemption


------------------------


*To be filed by amendment to this Application

                                                                   Exhibit A-1

                          ARTICLES OF AMENDMENT
                         ----------------------
                    OF THE ARTICLES OF INCORPORATION
                    --------------------------------
                         OF ROANOKE GAS COMPANY
                         ----------------------


      Pursuant to Section 13.1-710 of the Code of Virginia, the Articles of Amendment of the Articles of Incorporation of Roanoke Gas Company are hereby set forth as follows:

      A.   The name of the Corporation is Roanoke Gas Company.

      B.   The Amendment of the Articles of Incorporation is as follows:

      Article Fourth of the Articles of Incorporation is amended by deleting existing Article Fourth and substituting in lieu thereof:

                 "Fourth: (a) The number of directors of the Corporation, not less than seven nor more than eleven, shall be fixed by the Bylaws and, in the absence of a Bylaw fixing the number, shall be nine. Upon the adoption of this Article Fourth, the directors shall be divided into three classes (A, B and C) as nearly equal in number as possible. The initial term of office for members of Class A shall expire at the annual meeting of shareholders in 1998; the initial term of office for members of Class B shall expire at the annual meeting of shareholders in 1999; and the initial term of office for members of Class C shall expire at the annual meeting of shareholders in 2000. At each annual meeting of shareholders following such initial classification and election, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election and shall continue to hold office until their respective successors are elected and qualify. In the event of any increase or decrease in the number of directors fixed by the Bylaws, any newly-created directorships or any decrease in directorships shall be so apportioned among the classes by the Board of Directors so as to make all classes as nearly equal in number as possible.

           (b) Newly-created directorships resulting from an increase in the number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office, or other cause shall be filled by the affirmative vote of a majority of the directors then in office, whether or not a quorum. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. A director may be removed from office only for cause."

      C. The Amendment was adopted at the Annual Meeting of Shareholders held on January 27, 1997.

      D. The Amendment was proposed by the Board of Directors of the Corporation and submitted to the shareholders in accordance with the requirements of the Virginia Stock Corporation Act.

      E. The only voting group entitled to vote on the Amendment is the holders of the Corporation's common stock. As of November 22, 1996, the record date for the Annual Meeting, there were 1,483,462 shares of common stock of the Corporation issued and outstanding and entitled to vote. 1,035,254 votes were cast "for" the Amendment, and 16,931 votes were withheld or cast "against" such Amendment. The number of votes cast "for" the Amendment was sufficient for approval of the Amendment by the shareholders.

      EXECUTED this 29th day of January, 1997, on behalf of Roanoke Gas Company, by its President.


                                 ROANOKE GAS COMPANY



                                 By:   s/Frank A. Farmer
                                       ---------------------------------
                                       Frank A. Farmer, Jr., President

                        COMMONWEALTH OF VIRGINIA
                      STATE CORPORATION COMMISSION


                            February 5, 1997

The State Corporation Commission has found the accompanying articles submitted on behalf of

ROANOKE GAS COMPANY

to comply with the requirements of law, and confirms payment of all related fees.

Therefore, it is ORDERED that this

CERTIFICATE OF AMENDMENT

be issued and admitted to record with the articles of amendment in the Office of the Clerk of the Commission, effective February 5, 1997 at 12:30 PM.

The corporation is granted the authority conferred on it by law in accordance with the articles, subject to the conditions and restrictions imposed by law.


                                 STATE CORPORATION COMMISSION

                                 By    T. V. Morrison, Jr.
                                       -------------------------
                                       Commissioner



AMENACPT
CIS20318
97-02-03-0198

                          ARTICLES OF AMENDMENT
                    OF THE ARTICLES OF INCORPORATION
                         OF ROANOKE GAS COMPANY


      Pursuant to Section 13.1-710 of the Code of Virginia, the Articles of Amendment of the Articles of Incorporation of Roanoke Gas Company are hereby set forth as follows:

      (a)  The name of the Corporation is ROANOKE GAS COMPANY.

      (b) Paragraph "Third" of the Articles of Incorporation, as amended, shall be amended to read in its entirety as follows:

                 "Third: The aggregate number of shares which the corporation shall have the authority to issue and the par value per share are as follows:

                                                  Par Value
           Class      Number of Shares            Per Share
           -----      ----------------            ---------
           Common         3,000,000                 $5.00"

      (c) New paragraph "Fifth" shall be added to the Articles of Incorporation, as amended, to read as follows:

                 "Fifth:  No shareholder shall have any
           preemptive or preferential right to subscribe for or acquire unissued shares of the corporation's capital stock, or any security convertible into or carrying a right to subscribe for or acquire shares of the corporation's capital stock, when issued."

      (d) Both of the amendments were adopted at a Special Meeting of the Corporation's shareholders held on March 23, 1992.

      (e) Each amendment was proposed by the Board of Directors of the Corporation and submitted to the shareholders in accordance with the requirements of the Virginia Stock Corporation Act.

      (f) The only voting group entitled to vote on the amendments is the holders of the Corporation's common stock. As of February 7, 1992, the record date for the Special Meeting, there were 631,551 shares of common stock of the Corporation issued and outstanding. 499,092 votes were cast "For" the amendment to paragraph "Third" increasing the Corporation's authorized common stock, and 34,818 votes were withheld or cast "Against" that amendment. 473,597 votes were cast "For" the amendment adding paragraph "Fifth" to delete preemptive rights of shareholders, and 37,975 votes were withheld or cast "Against" that amendment. The number of votes cast "For" each amendment was sufficient for approval of the amendment by the shareholders.

      EXECUTED this 23rd day of March, 1992, on behalf of Roanoke Gas Company, by its President.

                                 ROANOKE GAS COMPANY

                                 By:   s/Frank A. Farmer, Jr.
                                       -------------------------
                                          Frank A. Farmer, Jr.
                                          President

                        COMMONWEALTH OF VIRGINIA
                      STATE CORPORATION COMMISSION


                             March 24, 1992

The State Corporation Commission has found the accompanying articles submitted on behalf of

ROANOKE GAS COMPANY

to comply with the requirements of law, and confirms payment of all related fees.

Therefore, it is ORDERED that this

CERTIFICATE OF AMENDMENT

be issued and admitted to record with the articles of amendment in the Office of the Clerk of the Commission, effective March 24, 1992.

The corporation is granted the authority conferred on it by law in accordance with the articles, subject to the conditions and restrictions imposed by law.


                                 STATE CORPORATION COMMISSION

                                 By    s/[illegible signature]
                                       -------------------------
                                       Commissioner



AMENACPT
CIS20436
92-03-24-0506

                          ARTICLES OF AMENDMENT
                                   OF
                      THE ARTICLES OF INCORPORATION
                                   OF
                           ROANOKE GAS COMPANY

           a.    The name of the corporation is Roanoke Gas Company.
           b. Paragraph "THIRD" of the Articles of Incorporation of the corporation, as amended, reads in its entirety as follows:
                 "THIRD: The aggregate number of shares which the
           Corporation shall have the authority to issue and the
           par value per share are as follows:
                                                  Par Value
           Class            Number of Shares      Per Share
           -----            ----------------      ---------

           Common                1,000,000          $5.00"


           c. The Board of Directors of Roanoke Gas Company at a meeting held on August 22, 1977, found the foregoing amendment of its Articles of Incorporation to be in the best interests of the corporation and directed that it be submitted to a vote of the stockholders of the corporation at a Special Meeting called on October 19, 1977. Notice of the Special Meeting of Stockholders was given to each stockholder of record entitled to vote on September 16, 1977, in the manner and within the time provided by the Virginia Stock Corporation Act, which notice included a copy of the amendment, and the amendment was adopted by requisite vote of the stockholders at the Special Meeting of Stockholders of the corporation held on October 19, 1977.

           d. The number of shares of the one class of common stock of the corporation outstanding and entitled to vote on the amendment was 188,057.

           e. The number of shares voted for adoption of the amendment was 161,882 and against such amendment was 1,199.

           f. The foregoing amendment increases the aggregate number of shares authorized for issue from 200,000 to 1,000,000, but does not effect a change in the amount of the stated capital of the corporation.

           g. The foregoing amendment does not effect a restatement of the Articles of Incorporation.
                                       ROANOKE GAS COMPANY


                                       By   s/A. N. Buckley
                                            -----------------------
                                            Its President

                                                           and

                                       By   s/E. C. Dunbar
                                            -----------------------
                                            Its Vice President - Finance
                                                  and Secretary

                        COMMONWEALTH OF VIRGINIA
                      STATE CORPORATION COMMISSION

                                                  AT RICHMOND,
                                                  December 6, 1977

The accompanying articles having been delivered to the State Corporation Commission on behalf of

                           Roanoke Gas Company

and the Commission having found that the articles comply with the requirements of law and that all required fees have been paid, it is

      ORDERED that this CERTIFICATE OF AMENDMENT

be issued, and that this order together with the articles, be admitted to record in the office of the Commission; and that the corporation have the authority conferred on it by law in accordance with the articles, subject to the conditions and restrictions imposed by law.

      Upon the completion of such recordation, this order and the articles shall be forwarded for recordation in the office of the clerk of the

Circuit Court City of Roanoke

                                       STATE CORPORATION COMMISSION

                                       By   s/[illegible signature]
                                            -----------------------
                                            Commissioner


VIRGINIA:

       In the Clerk's Office of the Circuit Court City of Roanoke


      The foregoing certificate (including the accompanying articles) has been duly recorded in my office this 19th day of December, 1977 and is now returned
                                ----        --------------
to the State Corporation Commission by certified mail.

                                       s/WALKER R. CARTER, JR., Clerk
                                       ------------------------------------
                                       By: s/Brenda Scott         Clerk

                          ARTICLES OF AMENDMENT
                                   OF
                           ROANOKE GAS COMPANY

      A.   The name of the corporation is ROANOKE GAS COMPANY.

      B.   The amendments so adopted are as follows:

           RESOLVED that it is in the best interests of Roanoke Gas Company that its Articles of Incorporation (Association) be amended and restated so that they shall read in their entirety as follows:

           First:     The name of the corporation is ROANOKE GAS COMPANY.

           Second:    The purpose or purposes for which the corporation is
      organized and is authorized to pursue shall be to acquire, own, manage, control and conduct in the State of Virginia properties, systems and plants for the manufacture, storage, transmission, sale and delivery to the public, as a public service company, of gas, whether natural, manufactured or mixed, for power, heat, light and all other uses under such Certificates of Convenience and Necessity as have been or may in the future from time to time be granted to it by the State Corporation Commission of Virginia. In addition, the corporation may conduct in the State of Virginia any other business so far as the same may be related or incidental to its herein-stated business and purposes, and may further conduct in any other state such business as may be authorized or permitted by the laws thereof.

           Third:     The aggregate number of shares which the corporation
      shall have authority to issue and the par value per share are as follows:

                      Number           Par Value
           Class      Of Shares        Per Share
           -----      ---------        ---------

           Common     200,000          $5.00

           Fourth:    The number of directors, not less than three, shall be
      fixed by the bylaws, and, in the absence of such a bylaw fixing the same, the number shall be eight.

      C. The Board of Directors of the corporation at its meeting held February 25, 1965, found the foregoing amendments in the best interests of the corporation and directed them to be submitted to a vote at the annual meeting of the stockholders of the corporation to be held April 6, 1965; written notice of the stockholders' meeting was given to each stockholder of record entitled to vote at said meeting on March 8, 1965 (more than 25 days prior to the April 6, 1965 meeting date); the foregoing notice was given in the manner provided by the Virginia Stock Corporation Act and was accompanied by a copy of the proposed amendments; and said amendments were adopted by the stockholders of the corporation on April 6, 1965.

      D. The number of shares of the corporation outstanding and the number of shares entitled to vote thereon is 155,697 shares of common stock. No other class of shares of the corporation is outstanding.

      E. 125,593 shares of common stock of the corporation voted for the amendments; and no shares of the common stock voted against the amendments.

      F. The amendments do not effect a change in the amount of stated capital of the corporation.

      G. The amendments do effect a restatement in their entirety of the Articles of Incorporation of the corporation, and the amount of stated capital of the corporation on the effective date of such amendments is and will be $778,485.00

      WITNESS the signature of Roanoke Gas Company by its President and its corporate seal affixed hereto and attested by its Secretary, this 6th day of April, 1965.

                            ROANOKE GAS COMPANY


                            By   s/John C. Parrott
                                 -----------------------
                                       President

ATTEST:


s/E. C. Dunbar
--------------------
      Secretary


[Company seal appears here]

STATE OF VIRGINIA)
                 )to wit:
CITY OF ROANOKE  )

      I, Ruth T. Murphy, a Notary Public in and for the City of Roanoke, Virginia, do hereby certify that John C. Parrott, President of Roanoke Gas Company, whose name is signed to the foregoing Articles of Amendment bearing date the 6th day of April, 1965, has personally appeared before me and acknowledged the same in my City and State aforesaid.

      GIVEN under my hand this 6th day of April.


                            s/Ruth T. Murphy
                            -------------------------------------------
                                            Notary Public

My commission expires:

My Commission Expires August 3, 1967
------------------------------------

                        COMMONWEALTH OF VIRGINIA
                      STATE CORPORATION COMMISSION


                                            AT RICHMOND, April 9, 1965

The accompanying articles having been delivered to the State Corporation Commission on behalf of
                           Roanoke Gas Company

and the Commission having found that the articles comply with the requirements of law and that all required fees have been paid, it is

      ORDERED that this CERTIFICATE OF AMENDMENT AND RESTATEMENT be issued, and that this order, together with the articles, be admitted to record in the office of the Commission; and that the corporation have the authority conferred on it by law in accordance with the articles, subject to the conditions and restrictions imposed by law.

      Upon the completion of such recordation, this order and the articles shall be forwarded for recordation in the office of the clerk of the Hustings Court of the City of Roanoke.

                                 STATE CORPORATION COMMISSION

                                 By:   s/Jessee Dillon
                                       -------------------------
                                            Chairman



VIRGINIA:

   In the Clerk's Office of the Hustings Court of the City of Roanoke

The foregoing certificate (including the accompanying articles) has been duly recorded in my office this 20th day of April, 1965 and is now returned to the State Corporation Commission by certified mail.

                                 WALKER R. CARTER JR., CLERK
                                 ---------------------------------
                                 By: s/Ruth Keith     Deputy Clerk

                         ARTICLES OF ASSOCIATION
                                   of
                        ROANOKE GAS LIGHT COMPANY
                                  --0--

      KNOW ALL MEN BY THESE PRESENTS, That we do hereby make and sign these Articles of Association for the purpose of forming a corporation under and by virtue of the provisions of an Act of the General Assembly of Virginia, entitled "An Act Concerning Corporations", which became a law on the twenty-first day of May, 1903, and the several supplements thereto and acts amendatory thereof, for the purpose of purchasing, leasing or constructing, maintaining and operating works for the manufacture and sale of gas for light, heat or power, or for any and all other purposes, and to that end we do set forth, as follows:

                                   I.

      The name of this Corporation shall be Roanoke Gas Company.

                                   II.

      The nature and character of the works to be purchased, leased, constructed and otherwise acquired maintained, sold or otherwise disposed of is a plant or plants with machinery, equipment and appliances for the manufacture, production, receipt, storage and transmission of gas, including natural gas and mixed gases of all kinds, gas products, coke, coal tar, coal tar products and by-products, to be sold and supplied in Roanoke, Virginia, Roanoke County, Virginia, Botetourt County, Virginia, Montgomery County, Virginia, and Bedford County, Virginia, and all towns, cities, municipalities and settlements located in said counties, and to the public generally, for power, heat, light and all other uses, including, but not being limited to, domestic, commercial, industrial and governmental uses; the purposes being to manufacture, transmit, receive, store, sell, distribute and supply gas, natural gas and mixed gases of all kinds in Roanoke, Virginia, Roanoke County, Virginia, Botetourt County, Virginia, Montgomery County, Virginia, and Bedford County, Virginia, and towns, cities, municipalities and settlements located in said counties, and to operate a gas plant or plants at Roanoke, Virginia, or its vicinity; also to construct, maintain and operate works for receiving, holding, transmitting and distributing gas, natural gas and mixed gases of all kinds, and the incidental products of gas production; also to manufacture, buy, transmit, receive, sell and generally deal in gas, natural gas, mixed gases of all kinds, coke, coal tar, coal tar products and by-products, gas meters, pipes, stoves, burners and other appliances, machinery and fixtures pertaining to the production of and the use of gas, natural gas and mixed gases of all kinds, coke, coal tar, coal tar products and by-products; also to purchase and obtain, by any and all means, supplies of natural gas and mixed gases of all kinds, and to that end to acquire construct, maintain, operate, lease, sell and otherwise dispose of gas lines, including gas transmission lines and other fixtures, appliances and works necessary and convenient for procuring, carrying and distributing natural gas and mixed gases of all kinds; also to acquire, hold, use and dispose of all necessary lands, interests in lands, pipe lines, transmission lines, and all necessary and convenient facilities for the conduct of the purposes and objects above mentioned, with full power to mortgage, lease, sell or encumber any part or all of the property, works and franchises for the said objects and purposes; likewise to purchase, lease, sell or otherwise acquire the property, works and franchises or other corporations or companies of like or similar purposes, and generally to do all things relating to the control, operation, management and conduct of said purposes and objects.

      The said works are not local to any one city but are to be confined to the corporate limits of the City of Roanoke, Virginia, and the limits of Roanoke County, Virginia, Botetourt County, Virginia, Montgomery County, Virginia, and Bedford County, Virginia.

                                  III.

      The principal terminal places to and from which it is proposed to construct, purchase or otherwise acquire, maintain and operate said works are: the corporate limits of the City of Roanoke, Virginia, and limits of Roanoke County, Virginia, Botetourt County, Virginia, Montgomery County, Virginia, and Bedford County, Virginia, and all towns, cities, municipalities and settlements located in said counties, with the main or chief producing plant or plants and the main or chief receiving station or stations at the City of Roanoke, Virginia, or its vicinity, with auxiliary or supplemental producing, receiving or storing plants or stations and other integral parts of its plant or system at such other places as may become necessary or advantageous in the conduct of the affairs of the Company.

                                   IV.

      The proposed works are estimated and intended to be sufficient to furnish gas, natural gas and mixed gases of all kinds for heating, lighting, power and all other uses to the City of Roanoke, Virginia, and its inhabitants and residents tributary to the pipe lines which the Company owns and may construct within the said city, as well as to Roanoke County, Virginia, Botetourt County, Virginia, Montgomery County, Virginia, and Bedford County, Virginia, the inhabitants and residents therein, and all towns, cities, municipalities and settlements located in said counties, into which the Company has and may extend its pipe lines and facilities.

                                   V.

      The period for the duration of the corporation is unlimited.

                                   VI.

      The maximum amount of the capital stock of the corporation is to be 200,000 shares and the minimum amount of the capital stock is to be 10,000 shares, all of which shall be common stock divided into shares of the par value of $5.00 each.

                                  VII.

      The names and places of residence of the officers and directors, who, unless others are sooner chosen by the stockholders to act in their places, shall manage the affairs of the corporation for the first year, are as follows:

                                OFFICERS.
                                ---------

      Name.                      Office.             Residence.
      ----                       ------              ---------
Clarence H. Geist           President             Philadelphia, Pa.
W. H. Lewis                 Vice President        Roanoke, Va.
Joseph A. Slattery          Secretary & Treasurer Philadelphia, Pa.

                               DIRECTORS.

      Name.                                          Residence.
      ----                                           ---------
Clarence H. Geist                                 Philadelphia, Pa.
W. H. Lewis                                       Roanoke, Va.
Joseph A. Slattery                                Philadelphia, Pa.
Canton Geist                                      Atlantic City, N.J.
H.S. Schutt                                       Wilmington, Del.


                                  VIII.

      The place in this State, in which its principal office will be located, is City of Roanoke, Virginia.

                                   IX.

      The Board of Directors of the said "Roanoke Gas Light Company" shall have the power to name and appoint any executive committee or other committees to be chosen from its membership, and may appoint within or without its membership, managers and agents for the corporation; and may vest in such agents, managers or committees, such authority as may be deemed advisable and advantageous to the said corporation; not, however, in conflict with the laws of this State.

      For the conduct or the business of the corporation and in providing for its financial organization, the said corporation:

      (a) May merge or consolidate its franchises, property or works with those of any corporation created for like purposes, as provided for in Chapter 5 of said "Act Concerning Corporations", or as may be hereafter allowed by law to similar corporations, and may purchase or lease the franchises, property and works, or any portion thereof, of such other corporation, or may sell or lease its franchises, property and works, or any part thereof, to any such other corporation;

      (b) May borrow money and make and issue bonds payable to bearer, or otherwise, with or without interest coupons attached; may make and issue notes or drafts for loans or for any other debts or obligations incurred by it for any of the purposes of the corporation; and may secure such loans by mortgage, or deed of trust, upon all or any part of its property, works and franchises.

      (c) The said Board of Directors may, whenever they deem proper, increase the issue of the capital stock of the corporation to the maximum limit hereinabove set out, or the limit of any amendment thereof, and may dispose of the additional issues at such prices, or for such consideration, and on such terms and conditions as they may deem best, having, however, fully complied with the provisions of Section 167 of the Constitution of this State, so far as applicable thereto.

      (d) And the said corporation may have and exercise all the general powers and be subject to all the restrictions conferred generally by Chapter 5 of said "Act Concerning Corporations" and the laws of this State so far as they are relative thereto; and shall have and may exercise all the special powers conferred upon corporations of like character by Chapter 3 of said "Act Concerning Corporations", and by the laws of this State, so far as not in conflict with this Act, and by all acts hereinafter passed supplementary thereto or amendatory thereof.

      GIVEN under our hands this 22nd day of March, 1912.

                                       CLARENCE H. GEIST

                                       W. H. LEWIS

                                       JOSEPH A. SLATTERY

                                       CARLTON GEIST

                                       H.S. SCHUTT

STATE OF VIRGINIA)
                   TO-WIT:
CITY OF ROANOKE  )

      I, J. A. Martin, a notary Public in and for the City of Roanoke, in the State of Virginia, do certify that Clarence H. Geist, W.H. Lewis, Joseph A. Slattery, Carlton Geist and H.S. Schutt, whose names are signed to the foregoing writing, bearing date the 22nd day of March, 1912, have each acknowledged the same before me in my City aforesaid.

      GIVEN under my hand this 22nd day of March, 1912.

                                            J.A. Martin,
                                                       Notary Public

My commission expires July 11, 1914.

                              BYLAWS

                                OF

                       ROANOKE GAS COMPANY


                            ARTICLE I



STOCKHOLDERS

     Section 1. The stockholders of this corporation shall be those who appear on the books of the corporation as holders of one or more shares of any class of stock of the corporation.

     Section 2. The annual meeting of the stockholders shall be held annually on the fourth Monday in January of each year, if not a legal holiday, and if a legal holiday, then on the next succeeding day not a legal holiday, at such place and at such hour as may be provided by the Board of Directors or in the stated notice of the meeting.

     At such annual meetings there shall be an election of the Board of Directors for the ensuing year and the transaction of any business which may properly come before the meeting.

     If in any year the annual meeting shall not be held at the time designated herein, a meeting shall be held as soon as practicable after the time designated for the holding of the annual meeting and upon the same notice as required for an annual meeting, at which time the Board of Directors shall be elected and such other business may be transacted as might have been transacted at the annual meeting.

     Notice of meetings of stockholders shall be given to the extent and in the manner required by the Virginia Stock Corporation Act adopted in 1956, or as it may be amended from time to time hereafter (said Act being hereinafter sometimes called "Act"), and notice of either stockholders' meetings or directors' meetings may be waived to the extent and in the manner provided in said Act.

     Section 3. Special meetings of the stockholders may be called by the President, the Board of Directors, or by holders of not less than one-tenth of all the shares entitled to vote at the meeting, or otherwise as may be required by the Certificate of Incorporation.

     Section 4. Any action required under the law of Virginia to be taken at a meeting of the stockholders of the corporation, or any action which may be taken at a meeting of the stockholders, may be taken without a meeting if a consent in writing setting forth the action so taken shall be signed by all the stockholders entitled to vote with respect to the subject matter thereof.

     Such consent shall have the same force and effect as a unanimous vote of stockholders and may be stated as such in any article or document filed with the State Corporation Commission or others.

     Section 5. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders, or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the Board of Directors may provide that the stock transfer books shall be closed for a stated period, but not to exceed in any case seventy days. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than seventy days prior to the date on which the particular action requiring such determination of stockholders is to be taken.

     Section 6. Unless otherwise provided in the Articles of Incorporation, a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the stockholders. If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless the vote of a greater number or voting by classes is required under the applicable law of Virginia or the Articles of Incorporation, and except that in elections of directors those receiving the greatest numbers of votes shall be deemed elected, even though not receiving a majority. Less than a quorum may adjourn.

     Section 7. Each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of the stockholders, except to the extent that the voting rights of the shares of any class or classes are limited or denied by the Articles of Incorporation as permitted by the Act, and except as the Articles of Incorporation may confer on the holders of shares of any particular class or series the right to more than one vote per share, either generally or on particular matters. Where the Articles of Incorporation confer the right to more or less than one vote per share, any requirement in the Act for the affirmative vote of a specified proportion of the shares shall be deemed to refer to a like proportion of the votes eligible to be cast.

     A stockholder may vote either in person or by proxy executed in writing by the stockholder or by his duly authorized attorney in fact and shall have one vote for each share of stock which he is entitled to vote at such meeting. At each election for directors, every stockholder entitled to vote at such election shall have the right to vote in person or by proxy the number of shares owned by him for as many persons as there are directors to be elected at that time and for whose election he has a right to vote.

     Shares of stock of other corporations owned by this corporation may be voted in person by the President or a Vice President or by proxy executed by the President or a Vice President; provided, however, the Board of Directors may by resolution revoke such authority from time to time and thereby designate some other agent, attorney-in-fact, or proxy to vote such shares.

     Section 8. All meetings of the stockholders shall be presided over by the Chairman of the Board of Directors, if such office is filled, or, if there is no such officer or in the absence or inability to act of the Chairman of the Board, by the President, or, if the Chairman of the Board, if any, and the President are absent or unable to act, by the most senior Vice President present at the meeting, but if none of the foregoing are present and able to act, a Chairman shall be elected by the meeting. Such meetings shall be attended by the Secretary of the corporation, who shall act as Secretary of all such meetings if present. If the Secretary is absent at any meeting, the Chairman shall appoint a Secretary of the meeting. The proceedings of all such meetings shall be verified by the signature of the Secretary of the meeting and approved by the Chairman.


                            ARTICLE II


DIRECTORS

     Section 1. The business and affairs of the corporation shall be managed by the Board of Directors, subject to any requirement of stockholder action made by the Act or the Articles of Incorporation.

     Section 2. The Board of Directors shall consist of nine members. The number of directors may be increased or decreased from time to time within the variable range established by the Articles. At each Annual Meeting of Stockholders, the number of directors equal to the number of the class whose term expires at the time of such meeting shall be elected to hold office until the third succeeding annual meeting, and until their successors shall have been elected and qualified. No decrease in the number of directors shall have the effect of shortening the term of any incumbent director. The normal retirement date for directors shall be the date of the Annual Meeting of Stockholders succeeding the director's 70th birthday.

     Section 3. Any vacancy occurring in the Board of Directors, including a vacancy resulting from an increase in the number of directors, shall be filled by the affirmative vote of a majority of the remaining directors, whether or not a quorum.

     Section 4. A majority of the number of directors fixed by the Bylaws shall constitute a quorum for the transaction of business. The act of the majority of the directors present at a meeting, at which a quorum is present, shall be the act of the Board of Directors.

     Section 5. A meeting of the Board of Directors shall be held immediately after each annual meeting of the stockholders without other notice than is given by these Bylaws, at which meeting there shall be elected at least a President, a Treasurer and a Secretary, who shall hold such offices until the first meeting of the Board following the next annual meeting of the stockholders and until their successors are elected and qualify, unless sooner removed by the Board of Directors.

     The Board shall also annually (or from time to time as may be deemed desirable) elect one or more Vice Presidents and any other officers, agents or factors or fill any vacancy as it may deem necessary, who shall hold office until others are elected and qualify in their stead, subject to removal by the Board at any time with or without cause.

     The same person may hold one or more offices, except that the same person may not serve as both President and Secretary.

     Section 6. Meetings of the Board of Directors, regular or special, may be held at such times and places as it may designate.

     A special meeting may be called at any time by the President or by any three elected directors.

     Regular meetings of the Board of Directors may be held with or without notice. Notice of special meetings of the Board of Directors shall be mailed or telegraphed to each director at least three days prior to the date of the meeting, or notice may be waived in writing before, at or subsequent to any such meeting, and the presence of any director at a meting shall be deemed a waiver of notice of such meeting. Neither the business to be transacted at nor the purpose of any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

     Members of the Board of Directors and all committees designated by said Board of Directors may participate in meetings of such Board or committees by means of a conference telephone or similar communications equipment whereby all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting. When such a meeting is conducted by means of a conference telephone or similar communications equipment, a written record shall be made of the action taken at such meeting.

     Section 7. The Board of Directors may, by resolution adopted by a majority of the number of directors fixed by these Bylaws, designate two or more directors to constitute an Executive Committee, which shall have and may exercise all of the authority of the Board of Directors, except to approve an amendment to the Articles of Incorporation or a plan of merger or consolidation.

     Other committees with limited authority may be designated by a resolution adopted by a majority of the directors present at a meeting at which a quorum is present.

     Section 8. The Board of Directors may appoint a Transfer Agent or a Transfer Agent and Registrar of Transfer any may require all certificates for each applicable class of stock to be authenticated by the Transfer Agent or by the Transfer Agent and Registrar, as the case may be, or as the Board may otherwise direct.

     Section 9. A director may be removed from office only for cause.

     Section 10. Unless otherwise provided by the Articles of Incorporation of this corporation, any action required by the laws of Virginia to be taken at a meeting of the directors, or any action which may be taken at a meeting of the directors or of a committee, may be taken without a meeting if a consent in writing, setting forth the action, shall be signed either before or after such action by all of the directors, or all of the members of the committee, as the case may be. Such consent shall have the same force and effect as a unanimous vote.


                           ARTICLE III

OFFICERS - DUTIES AND POWERS

     Section 1. The President shall be elected by the Board of Directors, shall preside at all meetings of the Board of Directors, unless there shall be a Chairman of the Board and such officer shall be present, in which event such Chairman shall so preside. In the absence of the Chairman of the Board of Directors, if any, the President and all Vice Presidents, a Chairman of the meeting shall be elected by the meeting.

     The President shall ex officio be a member of all committees, shall sign all certificates of stock and conveyances of real estate and other instruments in writing by law requiring the President's signature, and perform such other duties as may be required of him from time to time by the directors, and shall have the authority, powers and duties that are usually given such officer.

     Section 2. In the case of the absence of the President or of his inability to act, his duties shall be performed by any Vice President (in the event of more than one Vice President, the senior Vice President present and able to act shall be entitled to do so), who, in that event, shall execute any of the above powers of the President.

     Section 3. The Secretary or Secretary-Treasurer shall attend all meetings of the stockholders and directors and Executive Committee of the corporation and keep a full and accurate account of their proceedings in a book to be kept for that purpose.

     He shall, unless and until the Board of Directors appoints another person or corporation the Transfer Agent as hereinabove provided, act as the Transfer Agent of the corporation and maintain the stock books and addresses of the stockholders of the corporation. He shall be the custodian of the corporate seal of the corporation and shall fix and attest the seal, as authorized by the Board of Directors or the Bylaws of this corporation, to all certificates of stock and such other instruments requiring the seal. He shall also keep such other books, deeds, contracts and other valuable papers belonging to the corporation and perform such other duties as may be required of him by the President, the Board of Directors, or the Executive Committee.

     Section 4. The Treasurer or Secretary-Treasurer shall have the custody of all monies and securities of the corporation and shall deposit the same in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. He shall keep a full and accurate account of the receipts and disbursements of the corporation in books belonging to the corporation, and shall disburse the funds of the corporation by check or other warrant to be signed as prescribed by resolution of the Board of Directors. All books and papers in his care shall be always open to the inspection of the President or any director, as well as of any person whom the President or Board of Directors may appoint to examine such books and papers. He shall render such reports to the President or Board of Directors as may be required of him and shall perform such other duties as may be incident to his office or as may be required of him by the Board of Directors.

     He may be required by the directors at any time to give bond as the directors may designate.

     Section 5. Any person elected by the Board of Directors as an assistant to an officer, for example, an Assistant Secretary, shall, unless otherwise restricted by the Board of Directors and in all cases subordinate to the officer himself, have and exercise all of the rights, duties, functions and powers of such officer.

     Section 6. In the event of the absence of any officer of the corporation or his disqualification or inability to act where provision therefore is not expressly made by these Bylaws, the President may by written order, or the Board of Directors may by resolution, delegate the powers of such officer to any other officer or employee of the corporation.

     Section 7. Any officer or agent may be removed, with or without cause, at any time whenever the Board of Directors in its absolute discretion shall consider that the best interests of the corporation would be served thereby. Any officer or agent appointed otherwise than by the Board of Directors may be removed, with or without cause, at any time either by the Board of Directors or by any officer having authority to appoint whenever the Board of Directors or such appointing officer in its or his absolute discretion shall consider that the best interests of the corporation will be served thereby.


                            ARTICLE IV

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 1. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in the manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgement, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.

     Section 2. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgement in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

     Section 3. To the extent that a director, officer, employee or agent of this corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     Section 4. Any indemnification under Sections 1 and 2 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections 1 and 2. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such a quorum, is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the shareholders.

     Section 5. Expenses (including attorneys' fees) incurred in defending an action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided in Section 4 upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this article.

     Section 6. The corporation shall have power to make any other or further indemnity, including criminal proceedings, to any person referred to in this section that may be authorized by the Articles of Incorporation or by any Bylaw made by the stockholders or any resolution adopted, before or after the event, by the stockholders, except an indemnity against his gross negligence or willful misconduct. Each such indemnity may continue as to a person who has ceased to have the capacity referred to above and may inure to the benefit of the heirs, executors and administrators of such a person.

     Section 7. The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this article.

     Section 8. For the purposes of this article, references to "corporation" include all constituent corporations absorbed in a consolidation or merger, as well as the resulting or surviving corporation, so that any person who is or was a director, officer, employee or agent of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this article with respect to the resulting or surviving corporation as he would if he had served the resulting or surviving corporation in the same capacity.


                            ARTICLE V

SEAL

     Section 1. The seal of this corporation shall be as the impression made below:

                            ARTICLE VI

CHECKS, DRAFTS, NOTES, ETC.

     Section 1. All checks, drafts, notes and orders for the payment of money issued by the corporation shall be signed by such person or persons as the Board of Directors may from time to time designate, and any endorsement of such paper in the ordinary course of business shall be similarly made.


                           ARTICLE VII

NOTICE

     Section 1. Any notice mailed by the corporation to any director or stockholder shall be sufficient service of such notice when deposited in the United States mail, addressed to such stockholder or director at the address furnished by such stockholder or director to the corporation or its Transfer Agent, in the event an outside Transfer Agent has been appointed, with postage thereon prepaid.


                           ARTICLE VIII

STOCK, NOTES, BONDS AND DEBENTURES

     Section 1. The shares of the corporation shall be evidenced by certificates of each class of stock issued in numerical order, signed by the President or a Vice President and the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer, or any other officer authorized by these Bylaws or a resolution of the Board of Directors, and may (but need not) be sealed with the seal of the corporation or a facsimile thereof. The signatures of the officers upon a certificate may be facsimiles if the certificate is countersigned by a Transfer Agent or registered by a Registrar other than the corporation itself or an employee of the corporation.

     Section 2. On any bond, note or debenture issued by the corporation which is countersigned or otherwise authenticated by the signature of a trustee, the signatures of the officers of the corporation and its seal may be facsimiles.

     Section 3. In case any officer who has signed or whose facsimile signature has been placed upon a stock certificate or a bond, note or debenture shall have ceased to be such officer before such certificate or other such document is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of its issue.

     Section 4. Transfers of stock shall be made only upon the books of the corporation (whether maintained by the corporation or by a Transfer Agent, in the event one is appointed) and only by the person named in the certificate or by attorney lawfully constituted in writing and, subject to the provisions of
Section 6 hereof, only upon surrender of the certificate therefore. The Board of Directors may by resolution make reasonable regulations for the transfer of stock.

     Section 5. Registered stockholders only shall be entitled to be treated by the corporation as the holders in fact of the stock standing in their respective names, and the corporation shall not be bound to recognize any equitable or other claim to or interest in any shares on the part of any other person whether or not it shall have express or other notice thereof, except as expressly provided by the laws of Virginia.

     Section 6. In case of loss or destruction of any certificate of stock, another may be issued in its place upon proof of such loss or destruction, and upon the giving of a satisfactory bond of indemnity to the corporation in such sum as the directors may provide, not exceeding double the value of the stock.


                            ARTICLE IX

BOOKS AND RECORDS

     Section 1. The Board of Directors shall determine from time to time whether, and, if allowed, when and under what conditions and regulations, the accounts and books of the corporation (except such as may by statute be specifically open to inspection), or any of them, shall be open to the inspection of the stockholders, and the stockholders' rights in this respect are and shall be restricted and limited accordingly.


                            ARTICLE X

AMENDMENT OF BYLAWS

     Section 1. These Bylaws may be altered, amended or repealed and new Bylaws may be adopted by the Board of Directors; but Bylaws made or adopted by the Board of Directors may be repealed or changed and new Bylaws made by the stockholders, and the stockholders may prescribe that any Bylaw made by them shall not be altered, amended or repealed by the directors.

Effective:  Oct.    1, 1979
Amended:    Feb.  28, 19-3    Article II, Section 2
Amended:    Oct.  22, 19-4    Article II, Section 2
Amended:    Jun.  23, 19-6    Article II, Section 2
Amended:    Oct.  31, 19-0    Article I, Section 5
Amended:    Nov. 23, 1996 -   Article II, Section 2
Amended:    May 19, 1997  -   Article II, Section 2
                              Article II, Section 3 Article III, Section 1,
                              Paragraph 1 Article III, Section 9

              [SPECIMEN STOCK CERTIFICATE OF ROANOKE GAS COMPANY]

NUMBER                                                            SHARES
RG-2957                                                           SPECIMEN

INCORPORATED UNDER THE LAWS OF
      THE STATE OF VIRGINIA


                              ROANOKE GAS COMPANY
                                                            CUSIP 769858 10 1
                                                            SEE REVERSE FOR
                                                            CERTAIN
                                                            DEFINITIONS

This Certifies that


is the owner of

FULLY PAID AND NON-ASSESSABLE SHARES WITH THE PAR VALUE OF $5.00
EACH OF

Roanoke Gas Company, transferable only on the books of the Corporation by the holder hereof in person or by duly authorized attorney upon surrender of this Certificate properly endorsed.

This Certificate is not valid unless countersigned by the Transfer Agent.

Witness the facsimile signatures of its duly authorized officers.

Dated


s/Roger L. Baumgardner                          s/Frank A. Farmer, Jr.
Secretary                                       President


Countersigned:

      FIRST UNION NATIONAL BANK OF NORTH CAROLINA
            Transfer Agent andrlotte, North Carolina)
            Registrar

                                                Authorized Signature

                              Roanoke Gas Company
------------------------------------------------------------------------------

      The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

      TEN COM - as tenants in common
      TEN ENT - as tenants by the entireties
      JT TEN - as joint tenants with right of survivorship and not as tenants in common

      UNIF GIFT MIN ACT - _______________ Custodian __________________
                              (Cust)                  (Minor)

                              Under Uniform Gifts to Minors

                        Act _____________________________
                                     (State)

   Additional abbreviations may also be used though not in the above list.

For Value Received, ___________________________________ hereby sell, assign and transfer unto [PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE] --------------------------------------------------------------------
------------------------------------------------------------------------------
            PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS OF ASSIGNEE
------------------------------------------------------------------------------
------------------------------------------------------------------------------
________________________________________________________________________ Shares
of the capital stock represented by the within Certificate, and do hereby irrevocably constitute and appoint ___________________________________________
____________________________________________________________________ Attorney to
transfer the said stock on the books of the within-named Corporation with full power of substitution in the premises.

Dated ____________________          X ______________________________________

                                    X ______________________________________
                                    NOTICE: THE SIGNATURE(S) TO THIS ASSIGNMENT
                                    MUST CORRESPOND WITH THE NAME(S) AS WRITTEN
                                    UPON THE FACE OF THE CERTIFICATE, IN EVERY
                                    PARTICULAR, WITHOUT ALTERATION OR
                                    ENLARGEMENT, OR ANY CHANGE WHATEVER.

                                                                   Exhibit A-2

                           ARTICLES OF INCORPORATION
                                      OF
                              RGC RESOURCES, INC.

      1. The name of the Corporation is RGC Resources, Inc.
      2. The purpose of the Corporation is to engage in any lawful act or activity not required to be specifically stated in these Articles of Incorporation ("Articles") for which corporations may be organized under the laws of the Commonwealth of Virginia.
      3. (a) The aggregate number of shares which the Corporation is authorized to issue and the par value per share are as follows:

                  Class       Number of Shares     Par Value

                  Common        10,000,000           $5.00
                  Preferred      5,000,000           No Par Value

            (b) The Board of Directors of the Corporation (the "Board of Directors") may, by amending these Articles by filing Articles of Amendment with the Virginia State Corporation Commission, fix in whole or in part the preferences, limitations and rights, within the limits set by law, of (i) any class of shares, before the issuance of any shares of that class, or (ii) one or more series within a class, before the issuance of any shares within that series.
            (c) The preferred stock (including any shares of preferred stock restored to the status of authorized but unissued preferred stock undesignated as to series pursuant to this Article 3(c)) may be divided into one or more series and issued from time to time with such preferences, privileges, limitations, and relative rights as shall be fixed and determined by the Board of Directors. Without limiting the generality of the foregoing, the Board of Directors is expressly authorized to the fullest extent permitted from time to time by law to fix:

                  (i) the distinctive serial designations and the division of shares of preferred stock into one or more series and the number of shares of a particular series, which may be increased or decreased (but not below the number of shares thereof then outstanding);
                  (ii) the rate or amount (or the method of determining the rate or amount) and times at which, the form in which, and the preferences and conditions under which, dividends shall be payable on shares of a particular series, the status of such dividends as cumulative, partially cumulative, or noncumulative, the date or dates from which dividends, if cumulative, shall accumulate, and the status of such series as participating or nonparticipating with shares of other classes or series;
                  (iii) the price or prices at which, the consideration for which, the period or periods within which and the terms and conditions, if any, upon which the shares of a particular series may be redeemed, in whole or in part, at the option of the Corporation or otherwise;
                  (iv) the amount or amounts and rights and preferences, if any, to which the holders of shares of a particular series are entitled or shall have upon any involuntary or voluntary liquidation, dissolution or winding up of the Corporation;
                  (v) the rights and preferences over or otherwise in relation to any other class or series (including other series of preferred stock), as to the right to receive dividends and/or the right to receive payments out of the net assets of the Corporation upon any involuntary or voluntary liquidation, dissolution or winding up of the Corporation;
                  (vi) the right, if any, of the holders of a particular series, the Corporation or another person to convert or cause conversion of shares of such series into shares of other classes or series or into other securities, cash, indebtedness or other property, or to exchange or cause exchange of such shares for shares of other classes or series or other securities, cash, indebtedness or other property, and the terms and conditions, if any, including the price or prices or the rate or rates of conversion and exchange, and the terms and conditions or adjustments, if any, at which such conversion or exchange may be made or caused;
                  (vii) the obligation, if any, of the Corporation to redeem, purchase or otherwise acquire, in whole or in part, shares of a particular series for a sinking fund or otherwise, the terms and conditions thereof, if any, including the price or prices and the nature of the consideration payable for such shares so redeemed, purchased or otherwise acquired;
                  (viii)the voting rights, if any, including special, conditional or limited voting rights, of the shares of a particular series in addition to those required by law, including the number of votes per share and any requirement for the approval by the holders of shares of all series of preferred stock, or of the shares of one or more series thereof, or of both, in an amount greater than a majority, up to such amount as is in accordance with applicable law or these Articles, as a condition to specified corporate action or amendments to the Articles; and
                  (ix) any other preferences, limitations and relative rights which may be so determined by resolution or resolutions of the Board of Directors.
            Shares of preferred stock shall rank prior or superior to the common stock in respect of the right to receive dividends and/or the right to receive payments out of the net assets of the Corporation upon any involuntary or voluntary liquidation, dissolution or winding up of the Corporation. All shares of preferred stock redeemed, purchased or otherwise acquired by the Corporation (including shares surrendered for conversion or exchange) shall be cancelled and thereupon restored to the status of authorized but unissued shares of preferred stock undesignated as to series.
            (d) The holders of common stock, to the exclusion of any other class of stock of the Corporation, have sole and full power to vote for the election of directors and for all other purposes without limitation except only (i) as otherwise expressly provided in the serial designation of any series of preferred stock, (ii) as otherwise expressly provided in these Articles or (iii) as otherwise expressly provided by the then existing laws of the Commonwealth of Virginia. The holders of common stock will have one vote for each share of common stock held by them. The outstanding shares of common stock, upon dissolution, liquidation or winding up of the Corporation, entitle their holders to share, pro rata, based on the number of shares owned, in the Corporation's assets remaining after payment or provisions for payment of all debts and liabilities of the Corporation, and after provisions for the outstanding shares of any class of stock or other security having senior liquidation rights to the common stock.
            (e) No holder of shares of stock of any class of the Corporation will have any preemptive or preferential right of subscription to any shares of any class of stock of the Corporation, whether now or hereafter authorized, or to any obligations of the Corporation convertible into stock of the Corporation, issued or sold, nor any right of subscription to any thereof.
      4. Subject to the rights of holders of any series of preferred stock to elect directors under specified circumstances:
                  (i) The number of directors of the Corporation, not less than seven nor more than eleven, shall be set by the Bylaws; provided that, in the absence of a provision in the

Bylaws fixing the number of directors, the number of directors shall be nine. The directors shall be divided into three classes as nearly equal in number as possible, with the term of office of directors of the first class to expire at the first annual meeting of the shareholders after their election, that of the second class to expire at the second annual meeting after their election, and that of the third class to expire at the third annual meeting after their election. At each annual meeting of shareholders following such initial classification and election, directors elected to succeed those directors, whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election and shall continue in office until their respective successors are elected and qualify. In the event of any increase or decrease in the number of directors fixed by the Bylaws, any newly-created directorships shall be so apportioned among the classes by the Board of Directors so as to make all classes as nearly equal in number as possible.
                  (ii) Newly-created directorships resulting from an increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office, or other cause shall be filled by the affirmative vote of a majority of the directors then in office, whether or not a quorum. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. A director may be removed from office only for cause.
      5. To the full extent that the laws of the Commonwealth of Virginia, as they now or may hereafter exist, permit the limitation or elimination of the liability of directors or officers, no director or officer of the Corporation shall be liable to the Corporation or its shareholders for any monetary damages.

      6. (a) The Corporation shall indemnify a director or officer of the Corporation who is or was a party to any proceeding, including a proceeding by or in the right of the Corporation, by reason of the fact that he is or was such a director or officer or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other profit or non-profit enterprise against all liabilities and expenses incurred in the proceeding, except such liabilities and expenses as are incurred because of his willful misconduct or knowing violation of the criminal law. Unless a determination has been made that indemnification is not permissible, the Corporation shall make advances and reimbursement for expenses incurred by a director or officer in a proceeding upon receipt of an undertaking from him to repay the same if it is ultimately determined that he is not entitled to indemnification. Such undertaking shall be an unlimited unsecured general obligation of the director or officer and shall be accepted without reference to his ability to make repayment. The Board of Directors is hereby empowered to contract in advance to indemnify and advance the expenses of any director or officer. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, by itself, create a presumption that the director or officer did not meet the standard of conduct entitling him to indemnity hereunder.
            (b) The Board of Directors is hereby empowered to cause the Corporation to indemnify and make advances and reimbursement for expenses (or contract in advance for the same) incurred by any person not specified in paragraph (a) of this Article who was or is a party to any proceeding, by reason of the fact that he is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other profit or non-profit enterprise, to the same extent as if such person were specified as one to whom indemnification is granted in paragraph (a) of this Article.
            (c) The Corporation may purchase and maintain insurance to indemnify it against the whole or any portion of the liability assumed by it in accordance with this Article and may also procure insurance, in such amounts as the Board of Directors may determine, on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability asserted against or incurred by such person in any such capacity or arising from his status as such, whether or not the Corporation would have power to indemnify him against such liability under the provisions of this Article.
            (d) Except as hereinafter provided, all determinations as to the permissibility of indemnification and advances and reimbursement for expenses (including contracts with respect thereto) shall be made by a majority vote of a quorum consisting of directors not at the time parties to the proceeding. In the event such a quorum cannot be obtained to make any determination as to the permissibility of indemnification and advances and reimbursement for expenses with respect to any claim for indemnification (including contracts with respect thereto), or in the event there has been a change in the composition of a majority of the Board of Directors after the date of the alleged act with respect to which indemnification is claimed, such determination shall be made by special legal counsel agreed upon by the Board of Directors and the proposed indemnitee. If the Board of Directors and the proposed indemnitee are unable to agree upon such special legal counsel, the Board of Directors and the proposed indemnitee each shall select a nominee, and the nominees shall select such special legal counsel.
            (e) The provisions of this Article shall be applicable to all actions, claims, suits or proceedings commenced after the adoption hereof, whether arising from any action taken or failure to act before or after such adoption. No amendment, modification or repeal of this Article shall diminish the rights provided hereby or diminish the right to indemnification with respect to any claim, issue or matter in any then pending or subsequent proceeding that is based in any material respect on any alleged action or failure to act prior to such amendment, modification or repeal.
            (f) Except to the extent inconsistent with this Article, terms used herein shall have the same meanings assigned them in the Indemnification Article of the Virginia Stock Corporation Act, as now in effect or hereafter amended or replaced. Without limitation, it is expressly understood that reference herein to directors, officers, employees or agents shall include former directors, officers, employees and agents and their respective heirs, executors and administrators.
      7. The Corporation's initial registered office shall be located in the City of Roanoke at 10 South Jefferson Street, Suite 1400, Roanoke, Virginia 24011. The Corporation's initial registered agent shall be Faith M. Wilson, whose address is the same as the Corporation's registered office and who is a resident of Virginia and a member of the Virginia State Bar.

Dated: July 29, 1998                 s/Faith M. Wilson
                                    ------------------
                                    Incorporator

                                    BYLAWS

                                      OF

                              RGC RESOURCES, INC.

                                    BYLAWS
                                      OF
                              RGC RESOURCES, INC.

                                   ARTICLE I


STOCKHOLDERS

      Section 1. The stockholders of this corporation shall be those who appear on the books of the corporation as holders of one or more shares of any class of stock of the corporation.

      Section 2. The annual meeting of the stockholders shall be held annually on the fourth Monday in January of each year, if not a legal holiday, and if a legal holiday, then on the next succeeding day not a legal holiday, at such place and at such hour as may be provided by the Board of Directors or in the stated notice of the meeting.

      At such annual meetings there shall be an election of directors for the ensuing year and the transaction of any business which may properly come before the meeting.

      If in any year the annual meeting shall not be held at the time designated herein, a meeting shall be held as soon as practicable after the time designated for the holding of the annual meeting and upon the same notice as required for an annual meeting, at which time directors shall be elected and such other business may be transacted as might have been transacted at the annual meeting.

      Notice of meetings of stockholders shall be given to the extent and in the manner required by the Virginia Stock Corporation Act, as it may be amended from time to time hereafter (said Act being hereinafter sometimes called the "Act"), and notice of either stockholders' meetings or directors' meetings may be waived to the extent and in the manner provided in the Act.

      Section 3. Special meetings of the stockholders may be called by the President, the Board of Directors, or by holders of not less than one-tenth of all the shares entitled to vote at the meeting, or otherwise as may be required by the Articles of Incorporation.

      Section 4. Any action required under the law of Virginia to be taken at a meeting of the stockholders of the corporation, or any action which may be taken at a meeting of the stockholders, may be taken without a meeting if a consent in writing setting forth the action so taken shall be signed by all the stockholders entitled to vote with respect to the subject matter thereof.

      Such consent shall have the same force and effect as a unanimous vote of stockholders and may be stated as such in any article or document filed with the State Corporation Commission or others.

      Section 5. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders, or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the Board of Directors may provide that the stock transfer books shall be closed for a stated period, but not to exceed in any case seventy days. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than seventy days prior to the date on which the particular action requiring such determination of stockholders is to be taken.

      Section 6. Unless otherwise provided in the Articles of Incorporation, a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the stockholders. If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless the vote of a greater number or voting by classes is required under the applicable law of Virginia or the Articles of Incorporation, and except that in elections of directors those receiving the greatest numbers of votes shall be deemed elected, even though not receiving a majority. Less than a quorum may adjourn.

      Section 7. Each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of the stockholders, except to the extent that the voting rights of the shares of any class or classes are limited or denied by the Articles of Incorporation as permitted by the Act, and except as the Articles of Incorporation may confer on the holders of shares of any particular class or series the right to more than one vote per share, either generally or on particular matters. Where the Articles of Incorporation confer the right to more or less than one vote per share, any requirement in the Act for the affirmative vote of a specified proportion of the shares shall be deemed to refer to a like proportion of the votes eligible to be cast.

      A stockholder may vote either in person or by proxy executed in writing by the stockholder or by his duly authorized attorney in fact and shall have one vote for each share of stock which he is entitled to vote at such meeting. At each election for directors, every stockholder entitled to vote at such election shall have the right to vote in person or by proxy the number of shares owned by him for as many persons as there are directors to be elected at that time and for whose election he has a right to vote.

      Shares of stock of other corporations owned by this corporation may be voted in person by the President or a Vice President or by proxy executed by the President or a Vice President; provided, however, the Board of Directors may by resolution revoke such authority from time to time and thereby designate some other agent, attorney-in-fact, or proxy to vote such shares.

      Section 8. All meetings of the stockholders shall be presided over by the chairman of the Board of Directors, if such office is filled, or, if there is no such officer or in the absence or inability to act of the chairman of the Board, by the President, or, if the chairman of the Board, if any, and the President are absent or unable to act, by the most senior Vice President present at the meeting, but if none of the foregoing is present and able to act, a chairman shall be elected by the meeting. Such meetings shall be attended by the Secretary of the corporation, who shall act as secretary of all such meetings if present. If the Secretary is absent at any meeting, the chairman shall appoint a secretary of the meeting. The proceedings of all such meetings shall be verified by the signature of the secretary of the meeting and approved by the chairman.

      Section 9. No business shall be transacted at any meeting of stockholders, except such business as shall be (a) specified in the notice of meeting given as provided in this Article; (b) otherwise brought before the meeting by or at the direction of the Board; or (c) otherwise brought before the meeting by a stockholder of record of the corporation entitled to vote at the meeting in compliance with the procedure set forth in this Section. For business to be brought before a meeting by a stockholder pursuant to (c) above, the stockholder must have given timely notice in writing to the President of the corporation. To be timely, a stockholder's notice shall be delivered to, or mailed and received at, the principal executive offices of the corporation not less than sixty days nor more than ninety days prior to the meeting; provided, however, in the event that less than seventy days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting or such public disclosure was made. Notice shall be deemed to have been given more than seventy days in advance of an annual meeting of stockholders if the annual meeting is called on the date indicated by Section 2 of this Article without regard to when public disclosure thereof is made. Notice of actions to be brought before a meeting pursuant to (c) above shall set forth, as to each matter the stockholder proposes to bring before the meeting: (a) a brief description of the business desired to be brought before the meeting and the reasons for bringing such business before the meeting; and (b) as to the stockholder giving the notice,
(i) the name and address, as they appear on the corporation's books, of such stockholder, (ii) the classes and number of shares of the corporation which are owned of record and beneficially by such stockholder, and (iii) any material interest of such stockholder in such business other than his interest as a stockholder of the corporation. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted on a stockholder proposal or nomination except in accordance with the provisions set forth in this Section. The requirements of this Section are in addition to any other requirements established by law or these Bylaws relating to business permitted to be transacted at special stockholders' meetings. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that any business was not properly brought before the meeting in accordance with the provisions prescribed by these Bylaws and, if he should so determine, he shall so declare to the meeting and any such business not so properly brought before the meeting shall not be transacted.

                                  ARTICLE II

DIRECTORS

      Section 1. The business and affairs of the corporation shall be managed by the Board of Directors, subject to any requirement of stockholder action made by the Act or the Articles of Incorporation.

      Section 2. The Board of Directors shall consist of nine members. The number of directors may be increased or decreased from time to time within the variable range established by the Articles. At each Annual Meeting of Stockholders, the number of directors equal to the number of the class whose term expires at the time of such meeting shall be elected to hold office until the third succeeding annual meeting, and until their successors shall have been elected and qualified. No decrease in the number of directors shall have the effect of shortening the term of any incumbent director. The normal retirement date for directors shall be the date of the Annual Meeting of Stockholders succeeding the director's 70th birthday.

      Section 3. Any vacancy occurring in the Board of Directors, including a vacancy resulting from an increase in the number of directors, shall be filled by the affirmative vote of a majority of the remaining directors, whether or not a quorum.

      Section 4. A majority of the number of directors fixed by the Bylaws shall constitute a quorum for the transaction of business. The act of the majority of the directors present at a meeting, at which a quorum is present, shall be the act of the Board of Directors.

      Section 5. A meeting of the Board of Directors shall be held immediately after each annual meeting of the stockholders without other notice than is given by these Bylaws, at which meeting there shall be elected at least a President, a Treasurer and a Secretary, who shall hold such offices until the first meeting of the Board following the next annual meeting of the stockholders and until their successors are elected and qualify, unless sooner removed by the Board of Directors.

      The Board shall also annually (or from time to time as may be deemed desirable) elect one or more Vice Presidents and any other officers and agents or fill any vacancy as it may deem necessary, who shall hold office until others are elected and qualify in their stead, subject to removal by the Board at any time with or without cause.

      Section 6. Meetings of the Board of Directors, regular or special, may be held at such times and places as it may designate.

      A special meeting may be called at any time by the President or by any three elected directors.

      Regular meetings of the Board of Directors may be held with or without notice. Notice of special meetings of the Board of Directors shall be mailed or telegraphed to each director at least three days prior to the date of the meeting, or notice may be waived in writing before, at or subsequent to any such meeting, and the presence of any director at a meeting shall be deemed a waiver of notice of such meeting. Neither the business to be transacted at nor the purpose of any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

      Members of the Board of Directors and all committees designated by said Board of Directors may participate in meetings of such Board or committees by means of a conference telephone or similar communications equipment whereby all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting. When such a meeting is conducted by means of a conference telephone or similar communications equipment, a written record shall be made of the action taken at such meeting.

      Section 7. The Board of Directors may, by resolution adopted by a majority of the number of directors fixed by these Bylaws, designate two or more directors to constitute an Executive Committee, which shall have and may exercise all of the authority of the Board of Directors, except to approve an amendment to the Articles of Incorporation or a plan of merger or consolidation or as otherwise restricted by the Act.

      Other committees with limited authority may be designated by a resolution adopted by a majority of the directors present at a meeting at which a quorum is present.

      Section 8. The Board of Directors may appoint a Transfer Agent or a Transfer Agent and Registrar of Transfer and may require all certificates for each applicable class of stock to be authenticated by the Transfer Agent or by the Transfer Agent and Registrar, as the case may be, or as the Board may otherwise direct.

      Section 9. A director may be removed from office only for cause.

      Section 10. Unless otherwise provided by the Articles of Incorporation of this corporation, any action required by the laws of Virginia to be taken at a meeting of the directors, or any action which may be taken at a meeting of the directors or of a committee, may be taken without a meeting if a consent in writing, setting forth the action, shall be signed either before or after such action by all of the directors, or all of the members of the committee, as the case may be. Such consent shall have the same force and effect as a unanimous vote.

                                  ARTICLE III

OFFICERS - DUTIES AND POWERS

      Section 1. The President shall be elected by the Board of Directors and shall preside at all meetings of the Board of Directors, unless there shall be a Chairman of the Board and such officer shall be present, in which event such Chairman shall so preside. In the absence of the Chairman of the Board of Directors, if any, the President and all Vice Presidents, a chairman of the meeting shall be elected by the meeting.

      The President shall ex-officio be a member of all committees, shall sign all certificates of stock and conveyances of real estate and other instruments in writing by law requiring the President's signature, and perform such other duties as may be required of him from time to time by the directors, and shall have the authority, powers and duties that are usually given such officer.

      Section 2. In the case of the absence of the President or of his inability to act, his duties shall be performed by any Vice President (in the event of more than one Vice President, the senior Vice President present and able to act shall be entitled to do so), who, in that event, shall execute any of the above powers of the President.

      Section 3. The Secretary shall attend all meetings of the stockholders and directors and Executive Committee of the corporation and keep a full and accurate account of their proceedings in a book to be kept for that purpose.

      He shall, unless and until the Board of Directors appoints another person or corporation as the Transfer Agent as hereinabove provided, act as the Transfer Agent of the corporation and maintain the stock books and addresses of the stockholders of the corporation. He shall be the custodian of the corporate seal of the corporation and shall fix and attest the seal, as authorized by the Board of Directors or the Bylaws of this corporation, to all certificates of stock and such other instruments requiring the seal. He shall also keep such other books, deeds, contracts and other valuable papers belonging to the corporation and perform such other duties as may be required of him by the President, the Board of Directors, or the Executive Committee.

      Section 4. The Treasurer shall have the custody of all monies and securities of the corporation and shall deposit the same in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. He shall keep a full and accurate account of the receipts and disbursements of the corporation in books belonging to the corporation, and shall disburse the funds of the corporation by check or other warrant to be signed as prescribed by resolution of the Board of Directors. All books and papers in his care shall be open to the inspection of the President or any director, as well as of any person whom the President or Board of Directors may appoint to examine such books and papers. He shall render such reports to the President or Board of Directors as may be required of him and shall perform such other duties as may be incident to his office or as may be required of him by the Board of Directors.

      He may be required by the directors at any time to give bond as the directors may designate.

      Section 5. Any person elected by the Board of Directors as an assistant to an officer, for example, an Assistant Secretary, shall, unless otherwise restricted by the Board of Directors and in all cases subordinate to the officer himself, have and exercise all of the rights, duties, functions and powers of such officer.

      Section 6. In the event of the absence of any officer of the corporation or his disqualification or inability to act where provision therefor is not expressly made by these Bylaws, the President may by written order, or the Board of Directors may by resolution, delegate the powers of such officer to any other officer or employee of the corporation.

      Section 7. Any officer or agent may be removed, with or without cause, at any time whenever the Board of Directors in its absolute discretion shall consider that the best interests of the corporation would be served thereby. Any officer or agent appointed otherwise than by the Board of Directors may be removed, with or without cause, at any time either by the Board of Directors or by any officer having authority to appoint whenever the Board of Directors of such appointing officer in its or his absolute discretion shall consider that the best interests of the corporation will be served thereby.


                                  ARTICLE IV

SEAL

      Section 1. The seal of this corporation shall be as the impression made below:







                                   ARTICLE V

CHECKS, DRAFTS, NOTES, ETC.

      Section 1. All checks, drafts, notes and orders for the payment of money issued by the corporation shall be signed by such person or persons as the Board of Directors may from time to time designate, and any endorsement of such paper in the ordinary course of business shall be similarly made.


                                  ARTICLE VI

NOTICE

      Section 1. Any notice mailed by the corporation to any director or stockholder shall be sufficient service of such notice when deposited in the United States mail, addressed to such stockholder or director at the address furnished by such stockholder or director to the corporation or its Transfer Agent, in the event an outside Transfer Agent has been appointed, with postage thereon prepaid.


                                  ARTICLE VII

STOCK, NOTES, BONDS AND DEBENTURES

      Section 1. The shares of the corporation shall be evidenced by certificates of each class of stock issued in numerical order, signed by the President or a Vice President and the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer, or any other officer authorized by these Bylaws or a resolution of the Board of Directors, and may (but need not) be sealed with the seal of the corporation or a facsimile thereof. The signatures of the officers upon a certificate may be facsimiles if the certificate is countersigned by a Transfer Agent or registered by a Registrar other than the corporation itself or an employee of the corporation.

      Section 2. On any bond, note or debenture issued by the corporation which is countersigned or otherwise authenticated by the signature of a trustee, the signatures of the officers of the corporation and its seal may be facsimiles.

      Section 3. In case any officer who has signed or whose facsimile signature has been placed upon a stock certificate or a bond, note or debenture shall have ceased to be such officer before such certificate or other such document is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of its issue.

      Section 4. Transfers of stock shall be made only upon the books of the corporation (whether maintained by the corporation or by a Transfer Agent, in the event one is appointed) and only by the person named in the certificate or by attorney lawfully constituted in writing and, subject to the provisions of
Section 6 hereof, only upon surrender of the certificate therefor. The Board of Directors may by resolution make reasonable regulations for the transfer of stock.

      Section 5. Registered stockholders only shall be entitled to be treated by the corporation as the holders in fact of the stock standing in their respective names, and the corporation shall not be bound to recognize any equitable or other claim to or interest in any shares on the part of any other person whether or not it shall have express or other notice thereof, except as expressly provided by the laws of Virginia.

      Section 6. In case of loss or destruction of any certificate of stock, another may be issued in its place upon proof of such loss or destruction, and upon the giving of a satisfactory bond of indemnity to the corporation in such sum as the directors may provide, not exceeding double the value of the stock.


                                 ARTICLE VIII

BOOKS AND RECORDS

      Section 1. The Board of Directors shall determine from time to time whether, and, if allowed, when and under what conditions and regulations, the accounts and books of the corporation (except such as may by statute be specifically open to inspection), or any of them, shall be open to the inspection of the stockholders, and the stockholders' rights in this respect are and shall be restricted and limited accordingly.


                                  ARTICLE IX

AMENDMENT OF BYLAWS

      Section 1. These Bylaws may be altered, amended or repealed and new Bylaws may be adopted by the Board of Directors; but Bylaws made or adopted by the Board of Directors may be repealed or changed and new Bylaws made by the stockholders, and the stockholders may prescribe that any Bylaw made by them shall not be altered, amended or repealed by the directors.

              [SPECIMEN STOCK CERTIFICATE OF RGC RESOURCES, INC.]


                            A Virginia Corporation

No. ____                                                          _____ Share

                              RGC Resources, Inc.

                    Common Stock, par value $5.00 per share



      This certifies that ________________________ is the owner of ___________________ shares of the Capital Stock of RGC Resources, Inc. transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed.

      In Witness Whereof the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate Seal to be hereunto affixed this ________ day of ___________________ A.D., ____.


s/John B. Williamson, III                        s/Roger L. Baumgardner
President                                             Secretary


                              SHARES _______ EACH

NOTICE: THE SIGNATURE OF THIS ASSIGNMENT MUST CORRESPOND WITH THE
NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE, IN EVERY
PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE
WHATEVER.


For Value Received, _____ hereby sell, assign and transfer unto
__________________________ ___________________________________________ Shares of
the Capital Stock represented by the within Certificate, and do hereby irrevocably constitute and appoint ____________________
__________________________________________ Attorney to transfer the said Stock on the books of the within named Corporation with full power of substitution in the premises.

Dated ____________________, _____

In presence of

---------------------------------          -----------------------------------


                                  CERTIFICATE

                                      FOR

                                    -------

                                    SHARES

                                    of the

                                 CAPITAL STOCK

                                      of

                              RGC Resources, Inc.

                   (Common Stock, par value $5.00 per share)

                                   ISSUED TO

                           ------------------------

                                     DATE
                           ------------------------

                                                                   Exhibit A-3


















                               ARTICLES OF INCORPORATION

                                          OF

                                 BLUEFIELD GAS COMPANY

                              AGREEMENT OF INCORPORATION


        I.     The undersigned agree to become a corporation by the name of

                        Carl H. Schwyn Utilities, Incorporated

        II. The principal Office or Place of Business of said Corporation will be located in the city of Bluefield, in county of Mercer and State of West Virginia. Its chief works will be located at the same place.

        III. The objects for which this Corporation is formed are as follows:

        To own, lease, hold, develop and operate artificial and natural gas plants in and about Bluefield, West Virginia, and in other cities, towns and places in the State of West Virginia, and in cities, towns and places in other states.

        To manufacture gas for light, heat and power, to be made from any and all substances, or a combination thereof, from which gas can be obtained, and to sell and dispose of artificial and natural gas in Bluefield, West Virginia and Virginia, and elsewhere, with full power to lay pipes and conductors therefor through the avenues, streets, lanes and alleys thereof, and in such other places as may be necessary and convenient to supply said avenues, streets, lanes and alleys and any manufactories, public places, buildings, houses, stores or any other place or building whatsoever with gas, together with the power to hold, occupy and use such real and personal estate and to do such other things as may be necessary or convenient to carry out the objects of this corporation, and to manufacture and sell coke and all other products, recovered from or used in the manufacture of gas or the refining or processing of natural gas.

        To manufacture, purchase, produce, distribute, furnish and sell electricity for light, heat, power and other purposes, and for doing all things necessary or incident to such purposes.

        To drill, dig, mine or otherwise obtain from the earth, petroleum, rock or carbon oils, natural gas, salt and other volatile mineral substances; to manufacture, refine, prepare for market, buy, sell and transport the same in the crude or refined condition; to acquire for these purposes gas and oil land, leases, leaseholds and other interests in real estate and gas, oil and other rights; to construct and maintain pipe lines, conduits and lines of tubing and piping for the transportation of natural gas, artificial gas or oil; to transport such oil and gas by means of pipe lines, tank cars, trucks, tank trucks or otherwise and to sell and supply the same to others; to lay, buy, lease, sell and operate pipes, pipe lines, truck lines and storage tanks to be used for the purpose of transporting and storing oils and gas, and of doing a general pipe line and storage business; to construct and maintain gas wells, oil wells, salt wells and refineries, and to buy, sell and deal in gas, oil and mineral products; to construct and maintain railways, tramways, telegraph and telephone lines and truck lines necessary or convenient in the prosecution of the business of the company; to cut, manufacture and sell timber and products from the lands of the company; to obtain and prepare for the market such other valuable minerals or materials as may be discovered in developing the lands of the company; to lease, own and operate stores or stations for the sale and distribution of gasoline, oil and all kindred products; to buy and sell goods, wares and merchandise; to own, hold, lease, occupy and use real and personal property; and to do and transact all business properly connected with or incidental to any or all of said objects and purposes.

        To acquire by purchase, subscription or otherwise and to hold as investment or otherwise any bonds or other securities or evidences of indebtedness, or any shares of capital stock of any corporation including its own; to acquire the good will, rights, property and assets of all kinds of any person, firm, association or corporation on such terms and conditions as may be agreed upon and to pay for same in cash, stocks, bonds or other securities of this corporation or otherwise.

        To issue bonds and other obligations in payment for property purchased or acquired by it, or for any other object in or about its business; to mortgage or pledge any stocks, bonds or other obligations or any property which may be acquired by it, to secure any bonds or other obligations by it issued or incurred.

        To carry on the business of this corporation in all or any of its branches in any part of the world, and as principal agent, contractor or otherwise, and by or through trustees, agents or otherwise, and either alone or in partnership with or in conjunction with, or for the account of this corporation and any one or more corporations, partnerships, associations or individuals.

        IV. The amount of the total authorized capital stock of said corporation shall be 10,000 shares, no par value common stock.

        The amount of capital stock with which it will commence business is one thousand dollars ($1,000.00).

        V. The names and post office addresses of the incorporators and the number of shares of stock subscribed for by each are as follows:

                                                              No. of  Shares     No. of Shares      Total No. of
           Name                P.O. Address                   Common Stock       Preferred Stock        Shares
           ----                ------------                   ------------       ---------------        ------
           Carl W. Haner       Bluefield, West Virginia             100                                   100
           Albert M. Lawrence  Bluefield, West Virginia               1                                     1
           N. A. Imhoff        Bluefield, West Virginia               1                                     1

        VI. The existence of this corporation is to be perpetual.

        We, the undersigned, for the purpose of forming a Corporation under the laws of the State of West Virginia do make and file this Agreement; and we have accordingly hereunto set our respective hands this 5th day of July, 1944.


                                              /s/ Carl W. Haner
                                              ------------------------------

                                              /s/Albert M. Lawrence
                                              ------------------------------

                                              /s/ N.A. Imhoff
                                              ------------------------------






                                     CERTIFICATES

State of West Virginia County of Mercer, to wit:

     I, B. C. Harman, a Notary Public in and for the County and State aforesaid, hereby certify that Carl W. Haner, Albert M. Lawrence and N. A. Imhoff, whose names are signed to the foregoing agreement bearing date on the 5th day of July, 1944 this day personally appeared before me in my said county and severally acknowledged their signatures to the same.

        Given under my hand and official seal this 5th day of July, 1944.

(SEAL)                                        /s/ B. C. Harman
                                              -----------------------------
                                                      Notary Public

My Commission expires on the 14th day of October 1953.

                                STATE OF WEST VIRGINIA
                                      CERTIFICATE

     I, Wm. S. O'Brien, Secretary of State of the State of West Virginia hereby certify that

Carl W. Haner, President of

                        CARL H. SCHWYN UTILITIES, INCORPORATED,

a corporation created and organized under the laws of the State of West Virginia, has certified to me under his signature and the corporate seal of said corporation, that, at a meeting of the stockholders of said corporation, regularly held in accordance with the requirements of the law of said State, at the office of said corporation in the City of Bluefield, West Virginia, on the 24th day of August, 1944, at which meeting all of the issued and outstanding voting stock of such corporation being represented by the holders thereof in person and voting for the following resolution, the same was duly and regularly adopted and passed, to wit:

                 "RESOLVED, That the name of Carl H. Schwyn Utilities, Incorporated, be changed to Bluefield Gas Company by which latter name it shall hereafter be known."

      WHEREFORE, I do declare said change of name to be authorized by law, and that said corporation shall hereafter be known by the name of BLUEFIELD GAS COMPANY.


                                    Given under my hand and the Great
                                    Seal of the said State, at the City of
                                    Charleston, this twenty-eighth day of
                                    August, 1944.

                                    /s/Wm. S. O'Brien
                                    ---------------------------------
                                         Secretary of the State

                     APPLICATION FOR CERTIFICATE OF CHANGE OF NAME
                                          OF
                        CARL H. SCHWYN UTILITIES, INCORPORATED


        I, Carl W. Haner, President of CARL H. SCHWYN UTILITES, INCORPORATED, a corporation created and organized under the Laws of the State of West Virginia, do hereby certify to the Secretary of State of the State of West Virginia, that, at a meeting of the stockholders of said corporation, regularly held in accordance with the requirements of the Law of said State, at the Office of said Corporation, in the City of Bluefield, Mercer County, West Virginia, on the 24th day of August, 1944, at which meeting all of the issued and outstanding voting stock of such corporation being represented by the holders thereof, in person, and voting for the following resolution, the same was duly and regularly adopted and passed, to-wit:

               "Resolved, that the name of CARL H. SCHWYN UTILITIES, INCORPORATED, be changed to BLUEFIELD GAS COMPANY, by which latter name it shall hereafter be known."

        IN TESTIMONY WHEREOF, Carl H. Schwyn Utilities, Incorporated, a corporation, has caused its name to be signed hereto by Carl W. Haner, its President, and its corporate seal to be hereunto affixed, duly attested by its Secretary, this 25th day of August, 1944.

                                  CARL H. SCHWYN UTILITIES, INCORPORATED,



                                  By /s/ Carl W. Haner
                                              President

ATTEST:


/s/ N. A. Imhoff
     Secretary

                                STATE OF WEST VIRGINIA
                                      CERTIFICATE

     I, Wm. S. O'Brien, Secretary of State of the State of West Virginia, hereby certify that

G. S. Horne, President of

                                BLUEFIELD GAS COMPANY,

a corporation created and organized under the laws of the State of West Virginia, has certified to me under his signature and the corporate seal of said corporation, that at a special meeting of the stockholders of said corporation, regularly held in accordance with the requirements of the law of said State, at the office of said corporation, in the City of Charlotte, State of North Carolina, on the 23rd day of December, 1947, at which meeting all of the issued and outstanding voting stock of such corporation being represented by the holders thereof in person or by proxy and voting for the following resolution, the same was duly and regularly adopted and passed, to wit:

                "WHEREAS, it is advisable that the charter of Bluefield Gas Company, a West Virginia corporation, be amended so as to provide that its authorized capital stock shall consist of two hundred fifty thousand (250,000) shares of common capital stock having a par value of One ($1.00) Dollar each, instead of ten thousand (10,000) shares without par value, and that ten thousand (10,000) shares of stock authorized in such amendment be substituted for the shares now outstanding on the basis of one share of the One ($1.00) Dollar par value stock for each one share of the no par value stock now outstanding,

                 "NOW, THEREFORE, BE IT RESOLVED:

                 "1. That the charter of Bluefield Gas Company, a West
        Virginia corporation, be amended by striking therefrom all of the first sentence of the paragraph or article numbered "IV" and by inserting in lieu and instead thereof the following:

                      "The amount of the total authorized capital stock of said
               corporation shall be two hundred fifty thousand (250,000) shares of common stock of the par value of One ($1.00) Dollar each."

               "2. That ten thousand (10,000) shares of common stock of the par value of One ($1.00) Dollar each be substituted for the ten thousand (10,000) shares of no par value common stock now outstanding, on the basis of one share of the One ($1.00) Dollar par value common stock for each one share of the no par value common stock."

               WHEREFORE, I do declare said amendment as set forth in the foregoing resolution authorized by law.

               Given under my hand and the Great Seal of the said State, at the City of Charleston, this Twenty-ninth day of December 1947.

                                                          WM. S. O'BRIEN,
                                                          Secretary of State

                                   CERTIFICATE

        I, G. S. HORNE, President of Bluefield Gas Company, a corporation created and organized under the laws of the State of West Virginia do hereby certify to the Secretary of State of the State of West Virginia that a special meeting of the stockholders, called for that purpose and held pursuant to waiver of notice duly signed by all of the stockholders of record, at the office of the corporation in the City of Charlotte, State of North Carolina, on the 23rd day of December, 1947, at which meeting all the shares of stock outstanding and entitled to vote were represented, and voted in favor of the same, the following resolution was duly and regularly adopted and passed:

               "WHEREAS, it is advisable that the charter of Bluefield Gas Company, a West Virginia corporation, be amended so as to provide that its authorized capital stock shall consist of two hundred fifty thousand (250,000) shares of common capital stock having a par value of One ($1.00) Dollar each, instead of ten thousand (10,000) shares without par value, and that ten thousand (10,000) shares of stock authorized in such amendment be substituted for the shares now outstanding on the basis of one share of the One ($1.00) Dollar par value stock for each one share of the no par value stock now outstanding,

               "NOW, THEREFORE, BE IT RESOLVED:

               "1. That the charter of Bluefield Gas Company, a West Virginia corporation, be amended by striking therefrom all of the first sentence of the paragraph or article numbered "IV" and by inserting in lieu and instead thereof the following:

                           "The amount of the total authorized capital
               stock of said corporation shall be two hundred fifty thousand (250,000) shares of common stock of the par value of One ($1.00) Dollar each."

                           "2. That ten thousand (10,000) shares of common stock of the par value of One ($1.00) Dollar each be substituted for the ten thousand (10,000) shares of no par value common stock now outstanding, on the basis of one share of the One ($1.00) Dollar par value common stock for each one share of the no par value common stock."

        Given under my hand and seal of said corporation, this 23rd day of December, 1947.

                                            /s/ G. S. Horne
                                            G. S. Horne, President of Bluefield
                                            Gas Company, a corporation

                                 STATE OF WEST VIRGINIA
                                      CERTIFICATE

     I, WM. S. O'BRIEN, Secretary of State of the State of West Virginia, hereby certify that

G. S. Horne, President of
                                 BLUEFIELD GAS COMPANY

a corporation created and organized under the laws of the State of West Virginia, has certified to me under his signature and the corporate seal of said corporation, that at a special meeting of the stockholders of said corporation, regularly held in accordance with the requirements of the law of said State, at the office of said corporation, in the City of Charlotte, State of North Carolina, on the 23rd day of December, 19947, at which meeting all of the issued and outstanding voting stock of such corporation being represented by the holders thereof in person or by proxy and voting for the following resolution, the same was duly and regularly adopted and passed, to wit:

                      "WHEREAS, the stockholders of Bluefield Gas Company have heretofore at this meeting by unanimous action declared it advisable, and voted unanimously, to amend the charter of the corporation so as to provide that its authorized capital stock shall consist of two hundred fifty thousand (250,000) shares of common capital stock having a par value of One ($1.00) Dollar each instead of ten thousand (10,000) shares without par value, and that ten thousand (10,000) shares of stock authorized in such amendment shall be substituted for the shares now outstanding on the basis of one share of the One ($1.00) Dollar par value stock for each one share of the no par value stock now outstanding; and

                      "WHEREAS, such action effects a reduction in the capital stock of the corporation as to which a certification to the Secretary of State of West Virginia and publication of a certificate of the Secretary of State of West Virginia are required to be made;

                       "NOW, THEREFORE, BE IT RESOLVED: That the proper officers of the corporation be and they hereby are authorized, empowered and directed:

                       "1.  To make such certification or certifications to the
             Secretary of State of West Virginia with regard to the reduction in capital stock;

                       "2.  To publish such certificate of the Secretary of
             State of West Virginia with regard to the reduction of capital stock; and

                       "3.  To take any and all other action necessary to make
             said reduction of capital stock effective and valid,

             as may be required by the laws of the State of West Virginia."

        WHEREFORE, I do declare said amendment and decrease of the capital stock as set forth in the foregoing resolution authorized by law.

        Given under my hand and the Great Seal of the said State, at the City of Charleston, this Twenty-ninth day of December, 1947.

                                    WM. S. O'BRIEN
                                    Secretary of State

                                   CERTIFICATE

        I, G. S. Horne, President of Bluefield Gas Company, a corporation created and organized under the laws of the State of West Virginia, do hereby certify to the Secretary of State of the State of West Virginia that at a special meeting of the stockholders, called for that purpose and held pursuant to waiver of notice duly signed by all of the stockholders of record, at the office of the corporation in the City of Charlotte, State of North Carolina, on the 23rd day of December 1947, at which meeting all the shares of stock outstanding and entitled to vote were represented, and voted in favor of the same, the following resolution was duly and regularly adopted and passed:

         "WHEREAS, the stockholders of Bluefield Gas Company have heretofore at this meeting by unanimous action declared it advisable, and voted unanimously, to amend the charter of the corporation so as to provide that its authorized capital stock shall consist of two hundred fifty thousand (250,000) shares of common capital stock having a par value of One ($1.00) Dollar each instead of ten thousand (10,000) shares without par value, and that ten thousand (10,000) shares of stock authorized in such amendment shall be substituted for the shares now outstanding on the basis of one share of the One ($1.00) Dollar par value stock for each one share of the no par value stock now outstanding; and

          "WHEREAS, such action effects a reduction in the capital stock of the corporation as to which a certification to the Secretary of State of West Virginia and publication of a certificate of the Secretary of State of West Virginia are required to be made:

           "NOW, THEREFORE, BE IT RESOLVED: That the proper officers of the corporation be and they hereby are authorized, empowered and directed:

            "1. To make such certification or certifications to the Secretary of State of West Virginia with regard to the reduction in capital stock;

            "2. To publish such certificate of the Secretary of State of West Virginia with regard to the reduction of capital stock; and

            "3. To take any and all other action necessary to make said reduction of capital stock effective and valid,

      as may be required by the laws of the State of West Virginia."

      Given under my hand and seal of said corporation, this 23rd day of December, 1947.


                                       /s/ G. S. Horne
                                       G. S. Horne, President of Bluefield Gas
                                       Company, a corporation

                                STATE OF WEST VIRGINIA
                                      CERTIFICATE

     I, D. PITT O'BRIEN, Secretary of State of the State of West Virginia, hereby certify that


Max Matz, Vice President of

                                BLUEFIELD GAS COMPANY,

a corporation created and organized under the laws of the State of West Virginia, has certified to me under his signature and the corporate seal of said corporation, that, at a meeting of the stockholders of said corporation, regularly held in accordance with the requirements of the law of said State, at the office of said corporation in Bluefield, WV on the 9th day of November, 1950, at which meeting a majority of the issued and outstanding voting stock of such corporation being represented by the holders thereof, in person, by bodies corporate or by proxy, and voting for the following resolution, the same was duly and regularly adopted and passed, to-wit:

                "RESOLVED, That the authorized capital of Bluefield
        Gas Company be reduced from 250,000 shares of the par value of One dollar each to 250,000 shares of the par value of 20 cents each, so that the authorized capital stock of said corporation shall be Fifty Thousand dollars."

        WHEREFORE, I do declare said decrease of the authorized capital stock and the par value thereof as set forth in the foregoing resolution authorized by law.


                            Given under my hand and the Great Seal of the said State, at the City of Charleston, this Twenty-Ninth day of January, 1951.

                            /s/ D. Pitt O'Brien
                            Secretary of State

                                   CERTIFICATE


        I, Max Matz, Vice President of Bluefield Gas Company, a corporation created and organized under the laws of the State of West Virginia, do hereby certify to the Secretary of State of the State of West Virginia that, at a meeting of the stockholders of said corporation, regularly held in accordance with the requirements of the law of said State, at the office of said corporation in Bluefield, WV on the 9th day of November, 1950, at which meeting a majority of the issued and outstanding voting stock of such corporation being represented by the holders thereof, in person, by bodies corporate or by proxy, and voting for the following resolution, the same was duly and regularly adopted and passed, to-wit:

        "RESOLVED, That the authorized capital of Bluefield Gas Company be reduced from 250,000 shares of the par value one dollar each to 250,000 shares of the par value of 20 cents each, so that the authorized capital stock of said corporation shall be fifty thousand dollars."

                    Given under my hand and the seal of said corporation, this 27th day of January

(CORPOATE SEAL)     /s/ Max Matz, Vice President of
                    Bluefield Gas Company, Bluefield, WV

                              AMENDED AND RESTATED

                                     BYLAWS

                                       OF

                              BLUEFIELD GAS COMPANY


                                    ARTICLE I



STOCKHOLDERS

    Section 1. The stockholders of this corporation shall be those who appear on the books of the corporation as holders of one or more shares of any class of stock of the corporation.

    Section 2. The annual meeting of the stockholders shall be held annually on the fourth Monday in January of each year, if not a legal holiday, and if a legal holiday, then on the next succeeding day not a legal holiday, at such place and at such hour as may be provided by the Board of Directors or in the stated notice of the meeting.

    At such annual meetings there shall be an election of the Board of Directors for the ensuing year and the transaction of any business which may properly come before the meeting.

    If in any year the annual meeting shall not be held at the time designated herein, a meeting shall be held as soon as practicable after the time designated for the holding of the annual meeting and upon the same notice as required for an annual meeting, at which time the Board of Directors shall be elected and such other business may be transacted as might have been transacted at the annual meeting.

    Notice of meetings of stockholders shall be given to the extent and in the manner required by the West Virginia Corporation Act, or as may be amended from time to time hereafter (said Act being hereinafter sometimes called "Act"), and notice of either stockholders' meetings or directors' meetings may be waived to the extent and in the manner provided in said Act.

    Section 3. Special meetings of the stockholders may be called by the President, the Board of Directors, or by holders of not less than one-tenth of all the shares entitled to vote at the meeting, or otherwise as may be required by the Articles of Incorporation.

    Section 4. Any action required under the law of West Virginia to be taken at a meeting of the stockholders of the corporation, or any action which may be taken at a meeting of the stockholders, may be taken without a meeting if a consent or agreement in writing setting forth the action so taken shall be signed by all the stockholders entitled to vote with respect to the subject matter thereof.

    Such consent or agreement shall have the same force and effect as a unanimous vote of stockholders and may be stated as such in any article or document filed with the Secretary of State or others.

    Section 5. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders, or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other purpose, the Board of Directors may provide that the stock transfer books shall be closed for a stated period, but not to exceed in any case fifty days. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than fifty days prior to the date on which the particular action requiring such determination of stockholders is to be taken.

    Section 6. Unless otherwise provided in the Articles of Incorporation, a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the stockholders. If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless the vote of a greater number or voting by classes is required under the applicable law of West Virginia or the Articles of Incorporation, and except that in elections of directors those receiving the greatest numbers of votes shall be deemed elected, even though not receiving a majority. Less than a quorum may adjourn any stockholder's meeting.

    Section 7. Each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of the stockholders, except to the extent that the voting rights of the shares of any class or classes are limited or denied by the Articles of Incorporation as permitted by the Act, and except as the Articles of Incorporation may confer on the holders of shares of any particular class or series the right to more than one vote per share, either generally or on particular matters. Where the Articles of Incorporation confer the right to more or less than one vote per share, any requirement in the Act for the affirmative vote of a specified proportion of the shares shall be deemed to refer to a like proportion of the votes eligible to be cast.

    A stockholder may vote either in person or by proxy executed in writing by the stockholder or by his duly authorized attorney in fact and shall have one vote for each share of stock which he is entitled to vote at such meeting. At each election for directors, every stockholder entitled to vote at such election shall have the right to vote in person or by proxy the number of shares owned by him for as many persons as there are directors to be elected at that time and for whose election he has a right to vote.

    Shares of stock of other corporations owned by this corporation may be voted in person by the President or a Vice President or by proxy executed by the President or a Vice President; provided, however, the Board of Directors may by resolution revoke such authority from time to time and thereby designate some other agent, attorney-in-fact, or proxy to vote such shares.

    Section 8. All meetings of the stockholders shall be presided over by the Chairman of the Board of Directors, if such office is filled, or, if there is no such officer or in the absence or inability to act of the Chairman of the Board, by the President, or, if the Chairman of the Board, if any, and the President are absent or unable to act, by the most senior Vice President present at the meeting, but if none of the foregoing are present and able to act, a Chairman shall be elected by the meeting. Such meetings shall be attended by the Secretary of the corporation, who shall act as Secretary of all such meetings if present. If the Secretary is absent at any meeting, the Chairman shall appoint a Secretary of the meeting. The proceedings of all such meetings shall be verified by the signature of the Secretary of the meeting and approved by the Chairman.


                                   ARTICLE II


DIRECTORS

    Section 1. The business and affairs of the corporation shall be managed by the Board of Directors, subject to any requirement of stockholder action made by the Act or the Articles of Incorporation.

    Section 2. The Board of Directors shall consist of seven (7) in number. The number of directors may be increased or decreased from time to time by amendment to these Bylaws. No decrease in number shall have the effect of shortening the term of any incumbent director. At each annual meeting of stockholders, the stockholders shall elect directors to hold office until the next succeeding annual meeting except in case of the classification of directors as permitted by the Act. Each director shall hold office for the term for which he is elected and until his successor shall have been elected. The normal retirement date for directors shall be the date of the Annual Meeting of Stockholders immediately succeeding the director's 70th birthday.

    Section 3. Any vacancy occurring in the Board of Directors and any directorship to be filled by reason of an increase of not more than two in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors. A director elected or appointed, as the case may be, by the remaining directors to fill a vacancy shall be elected or appointed for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of directors may be filled by the Board of Directors for a term of office continuing only until the next election of directors.

    Section 4. A majority of the number of directors fixed by the Bylaws shall constitute a quorum for the transaction of business. The act of the majority of the directors present at a meeting, at which a quorum is present, shall be the act of the Board of Directors.

    Section 5. A meeting of the Board of Directors shall be held immediately after each annual meeting of the stockholders without other notice than is given by these Bylaws, at which meeting there shall be elected at least a President, a Treasurer and a Secretary, who shall hold such offices until the first meeting of the Board following the next annual meeting of the stockholders and until their successors are elected and qualify, unless sooner removed by the Board of Directors.

    The Board shall also annually (or from time to time as may be deemed desirable) elect one or more Vice Presidents and any other officers, agents or factors or fill any vacancy as it may deem necessary, who shall hold office until others are elected and qualify in their stead, subject to removal by the Board at any time with or without cause.

    The same person may hold one or more offices, except that the same person may not serve as both President and Secretary.

    Section 6. Meetings of the Board of Directors, regular or special, may be held at such times and places as it may designate.

    A special meeting may be called at any time by the President or by any three elected directors.

    Regular meetings of the Board of Directors may be held with or without notice. Notice of special meetings of the Board of Directors shall be mailed or telegraphed to each director at least three days prior to the date of the meeting, or notice may be waived in writing before, at or subsequent to any such meeting, and the presence of any director at a meting shall be deemed a waiver of notice of such meeting. Neither the business to be transacted at nor the purpose of any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

    Members of the Board of Directors and all committees designated by said Board of Directors may participate in meetings of such Board or committees by means of a conference telephone or similar communications equipment whereby all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting. When such a meeting is conducted by means of a conference telephone or similar communications equipment, a written record shall be made of the action taken at such meeting.

    Notwithstanding any provision of these Bylaws to the conrary, notice shall be given to every director when the meeting is being called for the purpose of amending the Bylaws or for the purpose of authorizing the sale of all, or substantially all of the assets of the Corporation.

    Section 7. The Board of Directors may, by resolution adopted by a majority of the number of directors fixed by these Bylaws, designate two or more directors to constitute an Executive Committee, which, to the extent permitted by the laws of West Virginia, shall have and may exercise all of the authority of the Board of Directors, except to approve an amendment to the Articles of Incorporation or a plan of merger or consolidation, or a sale of all, or substantially all of the assets of the Corporation.

    Other committees with limited authority may be designated by a resolution adopted by a majority of the directors present at a meeting at which a quorum is present.

    Section 8. The Board of Directors may appoint a Transfer Agent or a Transfer Agent and Registrar of Transfer any may require all certificates for each applicable class of stock to be authenticated by the Transfer Agent or by the Transfer Agent and Registrar, as the case may be, or as the Board may otherwise direct.

    Section 9. At a meeting at any time called expressly for that purpose, any director, whether elected by the stockholders or appointed or elected by the directors, may be removed, with or without cause, by a majority vote of the directors.

    Section 10. Unless otherwise provided by the Articles of Incorporation of this corporation, any action required by the laws of West Virginia to be taken at a meeting of the directors, or any action which may be taken at a meeting of the directors or of a committee, may be taken without a meeting if a consent or agreement in writing, setting forth the action, shall be signed either before or after such action by all of the directors, or all of the members of the committee, as the case may be. Such consent or agreement shall have the same force and effect as a unanimous vote.

                                   ARTICLE III

OFFICERS - DUTIES AND POWERS

    Section 1. The President shall be elected by and from the Board of Directors, shall preside at all meetings of the Board of Directors, unless there shall be a Chairman of the Board and such officer shall be present, in which event such Chairman shall so preside. In the absence of the Chairman of the Board of Directors, if any, the President and all Vice Presidents, a Chairman of the meeting shall be elected by the meeting.

    The President shall ex officio be a member of all committees, shall sign all certificates of stock and conveyances of real estate and other instruments in writing by law requiring the President's signature, and perform such other duties as may be required of him from time to time by the directors, and shall have the authority, powers and duties that are usually given such officer.

    Section 2. In the case of the absence of the President or of his inability to act, his duties shall be performed by any Vice President (in the event of more than one Vice President, the senior Vice President present and able to act shall be entitled to do so), who, in that event, shall execute any of the above powers of the President.

    Section 3. The Secretary or Secretary-Treasurer shall attend all meetings of the stockholders and directors and Executive Committee of the corporation and keep a full and accurate account of their proceedings in a book to be kept for that purpose.

    He shall, unless and until the Board of Directors appoints another person or corporation the Transfer Agent as hereinabove provided, act as the Transfer Agent of the corporation and maintain the stock books and addresses of the stockholders of the corporation. He shall be the custodian of the corporate seal of the corporation and shall fix and attest the seal, as authorized by the Board of Directors or the Bylaws of this corporation, to all certificates of stock and such other instruments requiring the seal. He shall also keep such other books, deeds, contracts and other valuable papers belonging to the corporation and perform such other duties as may be required of him by the President, the Board of Directors, or the Executive Committee.

    Section 4. The Treasurer or Secretary-Treasurer shall have the custody of all monies and securities of the corporation and shall deposit the same in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. He shall keep a full and accurate account of the receipts and disbursements of the corporation in books belonging to the corporation, and shall disburse the funds of the corporation by check or other warrant to be signed as prescribed by resolution of the Board of Directors. All books and papers in his care shall be always open to the inspection of the President or any director, as well as of any person whom the President or Board of Directors may appoint to examine such books and papers. He shall render such reports to the President or Board of Directors as may be required of him and shall perform such other duties as may be incident to his office or as may be required of him by the Board of Directors.

    He may be required by the directors at any time to give bond as the directors may designate.

    Section 5. Any person elected by the Board of Directors as an assistant to an officer, for example, an Assistant Secretary, shall, unless otherwise restricted by the Board of Directors and in all cases subordinate to the officer himself, have and exercise all of the rights, duties, functions and powers of such officer.

    Section 6. In the event of the absence of any officer of the corporation or his disqualification or inability to act where provision therefore is not expressly made by these Bylaws, the President may by written order, or the Board of Directors may by resolution, delegate the powers of such officer to any other officer or employee of the corporation.

    Section 7. Any officer or agent may be removed, with or without cause, at any time whenever the Board of Directors in its absolute discretion shall consider that the best interests of the corporation would be served thereby. Any officer or agent appointed otherwise than by the Board of Directors may be removed, with or without cause, at any time either by the Board of Directors or by any officer having authority to appoint whenever the Board of Directors or such appointing officer in its or his absolute discretion shall consider that the best interests of the corporation will be served thereby.


                                   ARTICLE IV

INDEMNIFICATION OF OFFICERS AND DIRECTORS

    Section 1. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in the manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgement, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.

    Section 2. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgement in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

    Section 3. To the extent that a director, officer, employee or agent of this corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

    Section 4. Any indemnification under Sections 1 and 2 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections 1 and 2. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such a quorum, is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the shareholders.

    Section 5. Expenses (including attorneys' fees) incurred in defending an action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided in Section 4 upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this article.

    Section 6. The corporation shall have power to make any other or further indemnity, including criminal proceedings, to any person referred to in this section that may be authorized by the Articles of Incorporation or by any Bylaw made by the stockholders or any resolution adopted, before or after the event, by the stockholders, except an indemnity against his gross negligence or willful misconduct. Each such indemnity may continue as to a person who has ceased to have the capacity referred to above and may inure to the benefit of the heirs, executors and administrators of such a person.

    Section 7. The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this article.

    Section 8. For the purposes of this article, references to "corporation" include all constituent corporations absorbed in a consolidation or merger, as well as the resulting or surviving corporation, so that any person who is or was a director, officer, employee or agent of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this article with respect to the resulting or surviving corporation as he would if he has served the resulting or surviving corporation in the same capacity.


                                    ARTICLE V

SEAL

    Section 1. The seal of this corporation shall be as the impression made below:

                                   ARTICLE VI


CHECKS, DRAFTS, NOTES, ETC.

    Section 1. All checks, drafts, notes and orders for the payment of money issued by the corporation shall be signed by such person or persons as the Board of Directors may from time to time designate, and any endorsement of such paper in the ordinary course of business shall be similarly made.


                                   ARTICLE VII

NOTICE

    Section 1. Any notice mailed by the corporation to any director or stockholder shall be sufficient service of such notice when deposited in the United States mail, addressed to such stockholder or director at the address furnished by such stockholder or director to the corporation or its Transfer Agent, in the event an outside Transfer Agent has been appointed, with postage thereon prepaid.


                                  ARTICLE VIII

STOCK, NOTES, BONDS AND DEBENTURES

    Section 1. The shares of the corporation shall be evidenced by certificates of each class of stock issued in numerical order, signed by the President or a Vice President and the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer, or any other officer authorized by these Bylaws or a resolution of the Board of Directors, and may (but need not) be sealed with the seal of the corporation or a facsimile thereof. The signatures of the officers upon a certificate may be facsimiles if the certificate is countersigned by a Transfer Agent or registered by a Registrar other than the corporation itself or an employee of the corporation.

    Section 2. On any bond, note or debenture issued by the corporation which is countersigned or otherwise authenticated by the signature of a trustee, the signatures of the officers of the corporation and its seal may be facsimiles.

    Section 3. In case any officer who has signed or whose facsimile signature has been placed upon a stock certificate or a bond, note or debenture shall have ceased to be such officer before such certificate or other such document is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of its issue.

    Section 4. Transfers of stock shall be made only upon the books of the corporation (whether maintained by the corporation or by a Transfer Agent, in the event one is appointed) and only by the person named in the certificate or by attorney lawfully constituted in writing and, subject to the provisions of
Section 6 hereof, only upon surrender of the certificate therefore. The Board of Directors may by resolution make reasonable regulations for the transfer of stock.

    Section 5. Registered stockholders only shall be entitled to be treated by the corporation as the holders in fact of the stock standing in their respective names, and the corporation shall not be bound to recognize any equitable or other claim to or interest in any shares on the part of any other person whether or not it shall have express or other notice thereof, except as expressly provided by the laws of Virginia.

    Section 6. In case of loss or destruction of any certificate of stock, another may be issued in its place upon proof of such loss or destruction, and upon the giving of a satisfactory bond of indemnity to the corporation in such sum as the directors may provide, not exceeding double the value of the stock.


                                   ARTICLE IX

BOOKS AND RECORDS

    Section 1. The Board of Directors shall determine from time to time whether, and, if allowed, when and under what conditions and regulations, the accounts and books of the corporation (except such as may by statute be specifically open to inspection), or any of them, shall be open to the inspection of the stockholders, and the stockholders' rights in this respect are and shall be restricted and limited accordingly.


                                    ARTICLE X

AMENDMENT OF BYLAWS

    Section 1. These Bylaws may be altered, amended or repealed and new Bylaws may be adopted by the Board of Directors; but Bylaws made or adopted by the Board of Directors may be repealed or changed and new Bylaws made by the stockholders, and the stockholders may prescribe that any Bylaw made by them shall not be altered, amended or repealed by the directors.




Adopted:  November 9, 1988

             [SPECIMEN STOCK CERTIFICATE OF BLUEFIELD GAS COMPANY]


                        INCORPORATED UNDER THE LAWS OF
                            STATE OF WEST VIRGINIA

NUMBER                                                            SHARES
--------                                                         --------


                             BLUEFIELD GAS COMPANY
                           Bluefield, West Virginia



      This Certifies that ________________________ is the registered holder of ___________________ Shares of the capital stock of Bluefield Gas Company, fully paid and non-assessable, transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed.

      In Witness Whereof the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate Seal to be hereunto affixed this ________ day of ___________________ A.D., 19__.

Countersigned

THE FIRST NATIONAL BANK OF BLUEFIELD
      Bluefield, W.Va. - Transfer Agents

By s/illegible signature      [Corporate Seal         By s/Scott H. Shott
      Authorized Officer        Appears here]               President



                                                      By s/John C. Shott
                                                            Secretary

NOTICE: THE SIGNATURE OF THIS ASSIGNMENT MUST CORRESPOND WITH THE
NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE, IN EVERY
PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE
WHATEVER.


For Value Received, _____ hereby sell, assign and transfer unto
__________________________ ___________________________________________ Shares of
the Capital Stock represented by the within Certificate, and do hereby irrevocably constitute and appoint ____________________
__________________________________________ Attorney to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.

Dated ____________________, 19__

In presence of

---------------------------------         -------------------------------------


                                   Bluefield
                                      Gas
                                    Company

                                  CERTIFICATE

                                      FOR

                                 ------------
                                    SHARES

                                      OF

                                 CAPITAL STOCK


                                   ISSUED TO


                           ------------------------

                                     DATED

                           ------------------------

                                                             Exhibit A-4


















                       ARTICLES OF INCORPORATION
                                   OF
                COMMONWEALTH PUBLIC SERVICE CORPORATION

                        COMMONWEALTH OF VIRGINIA
             DEPARTMENT OF THE STATE CORPORATION COMMISSION
                - - - - - - - - - - - - - - - - - - - -
                CERTIFICATE FOR AMENDMENT TO THE CHARTER
                                   OF
                COMMONWEALTH PUBLIC SERVICE CORPORATION


      WHEREAS, Commonwealth Public Service Corporation, a corporation created under and by virtue of the laws of the Commonwealth of Virginia, desires to have its charter amended as hereinafter set out; NOW, THEREFORE, to that end, I, Gilder S. Horne, President of said corporation, under the seal of the corporation attested by the Secretary thereof, do hereby certify as follows:
      FIRST: That on the 25th day of October, 1948, upon waiver of notice duly signed by all of the directors of the corporation, there was held at the office of Rulane Gas Company, 2317 Thrift Road, Charlotte, North Carolina, a meeting of the Board of Directors of the aforesaid corporation, at which meeting at least a majority of the directors were present, and unanimously passed the following resolution declaring that such amendment is advisable:

                  "RESOLVED, That it is advisable that the Certificate of Incorporation of Commonwealth Public Service Corporation be, and the same is hereby, amended by striking out of the article or paragraph numbered "(h)" therein the name "Roanoke, Virginia", and by inserting in lieu and instead thereof the name"Bluefield, Tazewell County, Virginia".

      And the said Board of Directors thereupon passed a further resolution ordering a meeting of the stockholders to be called for the 29th day of October, 1948, according to law, to take action upon the foregoing resolution proposing to amend the charter of the corporation.
      SECOND: That on the 29th day of October, 1948, there was held at Bluefield, Virginia, a meeting of the stockholders upon proper waiver of notice signed by all of the stockholders, such waiver stating the time, place and general object of the meeting. That at said meeting there was represented in person and by proxy five shares, out of a total of 5 shares of stock issued and outstanding having voting powers. That the foregoing resolution, adopted by the Board of Directors proposing to amend the charter of this corporation in the manner hereinbefore set out was in terms laid before the stockholders' meeting and adopted by a vote of five shares, being at least two-thirds in interest of the stockholders of this corporation having voting powers.
      THIRD: That the proceedings of said corporation were duly entered on the minutes of the proceedings of the stockholders.
      THEREFORE, this certificate is now signed by Gilder S. Horne, President of Commonwealth Public Service Corporation, aforesaid, with its corporate seal thereto affixed, attested by W. S. Lander, its Secretary, the 30th day of October, 1948.

                                    COMMONWEALTH PUBLIC SERVICE CORPORATION

/s/ W. S. Lander                    By:   /s/ Gilder S. Horne
Secretary                                 President

NORTH CAROLINA
MECKLENBURG COUNTY

     I, J. W. Squires, a Notary Public in and for the County and State aforesaid, do certify that Gilder S. Horne, President, whose name is signed to the writing above, bearing date on the 30th day of October, 1948, has acknowledged the same before me, in my County and State aforesaid. My commission expires on the 14th day of February, 1949. Given under my hand this the 30th day of October, 1948.


                                /s/ J. W. Squires
                                     Notary Public

                        COMMONWEALTH OF VIRGINIA

             DEPARTMENT OF THE STATE CORPORATION COMMISSION


              City of Richmond, 5th day of November, 1948


      The accompanying certificate for an amendment to the charter of the

            Commonwealth Public Service Corporation

signed in accordance with law, by Gilder S. Horne, its President, under the seal of said corporation, attested by W. S. Lander, its Secretary, and duly acknowledged by them, having been presented to the State Corporation Commission and the fee, if any, required by law having been paid, the State Corporation Commission having examined said application, now declares that the
            Commonwealth Public Service Corporation

has complied with the requirements of law, and is entitled to the amendment or alteration of its charter set forth in said application. Therefore, it is ordered that the charter of the

           Commonwealth Public Service Corporation

a corporation created by the State Corporation Commission be and the same is amended and altered in the manner and for the purposes set forth in said application, pursuant to the provisions of law.

     The said application, with this order, is hereby ordered to be admitted to record.

ATTEST:
                              /s/ H. Lester Hooker
                              Acting Chairman

/s/ N. W. Atkinson
Clerk of the Commission

COMMONWEALTH OF VIRGINIA,

      Office of the State Corporation Commission

         In the CITY OF RICHMOND, the 5th day of November, 1948

      The foregoing amendment to the charter of Commonwealth Public Service Corporation was this day received and duly admitted to record in this office according to law.

                          STATE CORPORATION COMMISSION

                             By /s/ H. Lester Hooker
                                    Acting Chairman

                                    ATTEST:

                                    /s/ N. W. Atkinson
                                    Clerk of the Commission

                        ARTICLES OF ASSOCIATION
                                   OF
                COMMONWEALTH PUBLIC SERVICE CORPORAITON


      This is to certify that we do hereby associate ourselves to establish a corporation under and by virtue of Chapter 150, Code of Virginia, 1919, and acts amendatory thereto, for the purpose of establishing a corporation to purchase, lease, construct, maintain and operate pipe lines and distribution systems for the transmission and distribution of natural and/or artificial gas: gas plants and distribution systems for the manufacture, storage, transmission and distribution of natural and/or artificial gas; franchises for the right to use the public streets, ways, alleys and public places in various and several cities and towns in the Commonwealth of Virginia for the purpose of supplying the citizens and inhabitants thereof with artificial and/or natural gas; and for that purpose make and sign these articles of association under the corporate name hereinafter mentioned.
      (a) Name: The name of the corporation is to be Commonwealth Public Service Corporation.
      (b.1) The nature of character of the works to be purchased, leased or constructed are a main or trunk line for the transmission of natural and/or artificial gas from the boundary line between the State of West Virginia and the State of Virginia, near the town of Narrows, Giles County, Virginia, and proposed to be constructed through and across the Counties of Giles, Montgomery and Roanoke in the Commonwealth of Virginia to the City of Roanoke in Roanoke County in the Commonwealth of Virginia, and such branch or lateral pipe lines and extensions as may be necessary to furnish natural and/or artificial gas to the counties, cities and towns in the Commonwealth of Virginia, enumerated herein.
      (b.2) To secure by grant, purchase, assignment or otherwise franchises for the right to sue the public streets, ways and alleys in the following cities and towns in the Commonwealth of Virginia for the purpose of constructing, maintaining and operating therein manufacturing and/or distributing plants for the purpose of furnishing the citizens and inhabitants thereof with artificial and/or natural gas.
                  Bluefield, Tazewell County, Virginia.
                  Pearisburg, Giles County, Virginia.

                  Pulaski, Pulaski County, Virginia.
                  Radford, Montgomery County, Virginia.
                  Dublin, Pulaski County, Virginia.
                  Cambria Montgomery County, Virginia.
                  Chrisitansburg, Montgomery County, Virginia.
                  Blacksburg, Montgomery County, Virginia.
                  Rocky Mount, Franklin County, Virginia.
                  Roanoke, Roanoke County, Virginia.
                  Salem, Roanoke County, Virginia.
                  Vinton, Roanoke County, Virginia.
                  Wytheville, Wythe County, Virginia.
                  Martinsville, Henry County, Virginia.
                  Danville, Pittsylvania County, Virginia.
                  Covington, Alleghany County, Virginia.
                  Clifton Forge, Alleghany County, Virginia
                  Narrows, Giles County, Virginia.

                  (c) The principal terminal places of the main or trunk pipe line will be the town of Narrows, Giles County, Virginia, and the city of Roanoke, Roanoke County, Virginia.
                  (d) The estimated extent of such works will be a main or trunk pipe line of approximately 150 miles in length and such branch or lateral lines as may be necessary to supply the towns, cities and counties herein enumerated, and such plants, compressors, holders, appliances, machinery and distribution systems as may be necessary to supply the citizens and residents of any such town, city or county.
      The said proposed main or trunk gas line is intended to be constructed where possible and practicable, through, across and along the public highways, roads and streets along its proposed route which will extend from the boundary line of the State of Virginia in Giles County to the city of Roanoke, Roanoke County, Virginia, passing through or near the towns of Narrows, Giles County, Virginia, Pearisburg, Giles County, Virginia, Cambria, Montgomery County, Virginia, Blacksburg, Montgomery County, Virginia, Salem, Roanoke County, Virginia, Roanoke, Roanoke County, Virginia and such extensions of said lines or branch or lateral lines as may be necessary to serve the public in any or all of the cities or towns herein enumerated.

                  (e) The period of the duration of this corporation shall be unlimited.
                  (f) The maximum amount of capital stock of this corporation shall be $50,000.00 divided into 500 shares of the par value of $100.00 per share. The minimum amount of capital stock of this corporation shall be $500.00 divided into 5 shares of $100.00 each - all of the stock of this corporation shall be common stock.
                  (g) The names and places of residence of the directors and officers who shall manage the affairs of the corporation for the first year, unless others are sooner chosen from the stockholders to act in their place, are as follows:

                               Directors
                 W. J. McCorkindale, Roanoke, Virginia
                S. B. Thompson, Bluefield, West Virginia
                 Geo. P. Crockett, Bluefield, Virginia
                    A.G. Fox, Bluefield, West Virginia
                    L. J. Turner, Roanoke, Virginia

                                Officers

            President: W. J. McCorkindale, Roanoke, Virginia
       Vice President & Treasurer: S. B. Thompson, Bluefield, WV
            Secretary: Geo. P. Crockett, Bluefield, Virginia

                  (b) The principal office of the corporation will be located in
            Roanoke, Virginia.
                  (c) This corporation shall have the right to lay, construct, maintain and operate pipe lines along or across the right of way of any Road, Turnpike, Street or Alley in the county, city or towns herein enumerated pursuant to the regulations, conditions or restrictions now or which may hereafter be imposed by law.
                  (d) In addition to the powers herein above stated an
            enumerated, this corporation shall have the general power, rights and privileges now or which may hereafter be conferred on corporations of similar and like kind in character.
                  (e) This corporation shall be a public service utility for the purpose of furnishing artificial and/or natural gas in the counties, towns and cities herein enumerated and as such public service utility shall have the right to bid on, purchase or secure franchise in any of the cities or towns herein enumerated for the right to use the streets, alleys and other public places thereof for the erection, maintenance and operation of manufacturing plants and/or distribution systems and as such shall have the right to furnish to persons, firms or corporations in cities, counties and towns along the routes of its transmission lines artificial and/or natural gas and shall have the right to charge and collect therefor subject to the regulations and conditions of the State Corporation Commission of Virginia or any successor body thereto.
                  (f) This corporation shall the right to purchase or otherwise acquire or to guarantee or become surety in respect to the bonds, stocks or other securities or obligations of other companies to apply for purchase or otherwise acquire and to hold, sell, assign or otherwise use or dispose of letter patent, patent rights, license privileges, processes, formulas, devices, inventions, trade marks and trade names and all rights territorial or otherwise thereunder relating to or useful in connection with any of the purposes of this corporation.

      To issue stocks, bonds and other obligations in payment for property purchased or acquired by the corporation for services rendered or for any other object in and about its business.
      To issue bonds, notes or other negotiable instruments secured by mortgages or otherwise upon its property real and personal and in such amounts as may from time to time seem advisable.
      To sell, convey and otherwise lawfully transfer and dispose of its entire property both real and personal, and the rights, privileges and franchises or any interest therein or any part thereof to other corporations, firms or individuals by a majority vote stock of the stockholders of the corporation at a meeting called by the directors for that purpose.
      The enumeration of any specific powers herein is not to be construed to limit or impair in any manner the general powers conferred on this corporation by this charter or general law now in force or effect or which may hereafter be enacted.

      Given under our hands and seals this 25th day of February, 1930.
                              /s/ W. J. McCorkindale         (Seal)
                              /s/ S. B. Thompson             (Seal)
                              /s/ Geo. P. Crockett           (Seal)
                              /s/ A. G. Fox                  (Seal)
                              /s/ L. J. Turner               (Seal)

STATE OF VIRGINIA        )
                         )     To-Wit:
COUNTY OF TAZEWELL       )

     I, R. K. Crockett, a Notary Public within and for the County and State aforesaid do certify that S. B. Thompson, Geo. P. Crockett, and A. G. Fox, whose names are signed to the writing above bearing date on the 25th day of February, 1930, have acknowledged the same before me in my County aforesaid. Given under my hand this 25th day of February, 1930.

                          /s/ R. K. Crockett

                          Notary Public within and for
                          Tazewell County, Virginia

My commission expires September 30, 1931.

STATE OF VIRGINIA)
                 )   To-wit:
CITY OF ROANOKE  )

     I, Ruth F. Murphy, a Notary Public within and for the County and State aforesaid, do hereby certify that W. J. McCorkindale and L. J. Turner whose names are signed to the foregoing and annexed writing bearing date the 25th day of February, 1930, have each acknowledged the name before me in my County aforesaid. Given under my hand this 25th day of February, 1930.


                          /s/ Ruth F. Murphy

                          Notary Public within and for
                          Roanoke City, Virginia

My commission expires October 9, 1931.

                        COMMONWEALTH OF VIRGINIA

             DEPARTMENT OF THE STATE CORPORATION COMMISSION


               CITY OF RICHMOND 27th day of February, 1930

     The accompanying Articles of Association, together with a receipt showing payment of the charter fee required by law, having been presented to the STAE CORPORATION COMMISSION by W. J. McCorkindale, S. B. Thompson, Geo. P. Crockett,
A. G. Fox and I. J. Turner.

and the State Corporation Commission, having examined said articles now declares that the said applicants have complied with the requirements of law and have entitled themselves to a charter and it is therefore ordered that they and their associates and successors be, and they are hereby, made and created a body politic and corporate, under and by the name of

                Commonwealth Public Service Corporation

Upon the terms and conditions, and for the purposes set forth in said articles, to the same extent as if the same were now herein transcribed in full and with all the powers and privileges conferred and subject to all the conditions and restrictions imposed by law.
      And said Articles of Association, with this order, are hereby certified to the Secretary of the Commonwealth for record.

                            /s/ Signature Not Legible
                                    Chairman

/s/ N. W. Atkinson
    Acting Clerk of the Commission

COMMONWEALTH OF VIRGINIA
      OFFICE OF THE SECRETARY OF THE COMMONWEALTH

      In the CITY OF RICHMOND, the 27th day of February 1930.

      The foregoing charter of Commonwealth Public Service Corporation was this day received and duly recorded in this office and certified to the Clerk of the State Corporation Commission.

                          /s/ Signature Not Legible
                          Secretary of the Commonwealth

                              AMENDED AND RESTATED

                                     BYLAWS

                                       OF

                     COMMONWEALTH PUBLIC SERVICE CORPORATION


                                    ARTICLE I



STOCKHOLDERS

     Section 1. The stockholders of this corporation shall be those who appear on the books of the corporation as holders of one or more shares of any class of stock of the corporation.

     Section 2. The annual meeting of the stockholders shall be held annually on the fourth Monday in January of each year, if not a legal holiday, and if a legal holiday, then on the next succeeding day not a legal holiday, at such place and at such hour as may be provided by the Board of Directors or in the stated notice of the meeting.

     At such annual meetings there shall be an election of the Board of Directors for the ensuing year and the transaction of any business which may properly come before the meeting.

     If in any year the annual meeting shall not be held at the time designated herein, a meeting shall be held as soon as practicable after the time designated for the holding of the annual meeting and upon the same notice as required for an annual meeting, at which time the Board of Directors shall be elected and such other business may be transacted as might have been transacted at the annual meeting.

     Notice of meetings of stockholders shall be given to the extent and in the manner required by the Virginia Corporation Act, or as it may be amended from time to time hereafter (said Act being hereinafter sometimes called "Act"), and notice of either stockholders' meetings or directors' meetings may be waived to the extent and in the manner provided in said Act.

     Section 3. Special meetings of the stockholders may be called by the President, the Board of Directors, or by holders of not less than one-tenth of all the shares entitled to vote at the meeting, or otherwise as may be required by the Articles of Incorporation.

     Section 4. Any action required under the law of Virginia to be taken at a meeting of the stockholders of the corporation, or any action which may be taken at a meeting of the stockholders, may be taken without a meeting if a consent in writing setting forth the action so taken shall be signed by all the stockholders entitled to vote with respect to the subject matter thereof.

     Such consent shall have the same force and effect as a unanimous vote of stockholders and may be stated as such in any article or document filed with the State Corporation Commission.

     Section 5. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders, or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other purpose, the Board of Directors may provide that the stock transfer books shall be closed for a stated period, but not to exceed in any case fifty days. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than fifty days prior to the date on which the particular action requiring such determination of stockholders is to be taken.

     Section 6. Unless otherwise provided in the Articles of Incorporation, a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the stockholders. If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless the vote of a greater number or voting by classes is required under the applicable law of Virginia or the Articles of Incorporation, and except that in elections of directors those receiving the greatest numbers of votes shall be deemed elected, even though not receiving a majority. Less than a quorum may adjourn.

     Section 7. Each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of the stockholders, except to the extent that the voting rights of the shares of any class or classes are limited or denied by the Articles of Incorporation as permitted by the Act, and except as the Articles of Incorporation may confer on the holders of shares of any particular class or series the right to more than one vote per share, either generally or on particular matters. Where the Articles of Incorporation confer the right to more or less than one vote per share, any requirement in the Act for the affirmative vote of a specified proportion of the shares shall be deemed to refer to a like proportion of the votes eligible to be cast.

     A stockholder may vote either in person or by proxy executed in writing by the stockholder or by his duly authorized attorney in fact and shall have one vote for each share of stock which he is entitled to vote at such meeting. At each election for directors, every stockholder entitled to vote at such election shall have the right to vote in person or by proxy the number of shares owned by him for as many persons as there are directors to be elected at that time and for whose election he has a right to vote.

     Shares of stock of other corporations owned by this corporation may be voted in person by the President or a Vice President or by proxy executed by the President or a Vice President; provided, however, the Board of Directors may by resolution revoke such authority from time to time and thereby designate some other agent, attorney-in-fact, or proxy to vote such shares.

     Section 8. All meetings of the stockholders shall be presided over by the Chairman of the Board of Directors, if such office is filled, or, if there is no such officer or in the absence or inability to act of the Chairman of the Board, by the President, or, if the Chairman of the Board, if any, and the President are absent or unable to act, by the most senior Vice President present at the meeting, but if none of the foregoing are present and able to act, a Chairman shall be elected by the meeting. Such meetings shall be attended by the Secretary of the corporation, who shall act as Secretary of all such meetings if present. If the Secretary is absent at any meeting, the Chairman shall appoint a Secretary of the meeting. The proceedings of all such meetings shall be verified by the signature of the Secretary of the meeting and approved by the Chairman.


                                   ARTICLE II


DIRECTORS

     Section 1. The business and affairs of the corporation shall be managed by the Board of Directors, subject to any requirement of stockholder action made by the Act or the Articles of Incorporation.

     Section 2. The Board of Directors shall consist of seven (7) in number. The number of directors may be increased or decreased from time to time by amendment to these Bylaws. No decrease in number shall have the effect of shortening the term of any incumbent director. At or before the first annual meeting of stockholders and at each annual meeting thereafter, the stockholders shall elect directors to hold office until the next succeeding annual meeting except in case of the classification of directors as permitted by the Act. Each director shall hold office for the term for which he is elected and until his successor shall have been elected. The normal retirement date for directors shall be the date of the Annual Meeting of Stockholders immediately succeeding the director's 70th birthday.

     Section 3. Any vacancy occurring in the Board of Directors, including a vacancy resulting from an increase of not more than two in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors.

     Section 4. A majority of the number of directors fixed by the Bylaws shall constitute a quorum for the transaction of business. The act of the majority of the directors present at a meeting, at which a quorum is present, shall be the act of the Board of Directors.

     Section 5. A meeting of the Board of Directors shall be held immediately after each annual meeting of the stockholders without other notice than is given by these Bylaws, at which meeting there shall be elected at least a President, a Treasurer and a Secretary, who shall hold such offices until the first meeting of the Board following the next annual meeting of the stockholders and until their successors are elected and qualify, unless sooner removed by the Board of Directors.

     The Board shall also annually (or from time to time as may be deemed desirable) elect one or more Vice Presidents and any other officers, agents or factors or fill any vacancy as it may deem necessary, who shall hold office until others are elected and qualify in their stead, subject to removal by the Board at any time with or without cause.

     The same person may hold one or more offices, except that the same person may not serve as both President and Secretary.

     Section 6. Meetings of the Board of Directors, regular or special, may be held at such times and places as it may designate.

     A special meeting may be called at any time by the President or by any three elected directors.

     Regular meetings of the Board of Directors may be held with or without notice. Notice of special meetings of the Board of Directors shall be mailed or telegraphed to each director at least three days prior to the date of the meeting, or notice may be waived in writing before, at or subsequent to any such meeting, and the presence of any director at a meeting shall be deemed a waiver of notice of such meeting. Neither the business to be transacted at nor the purpose of any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

     Members of the Board of Directors and all committees designated by said Board of Directors may participate in meetings of such Board or committees by means of a conference telephone or similar communications equipment whereby all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting. When such a meeting is conducted by means of a conference telephone or similar communications equipment, a written record shall be made of the action taken at such meeting.


     Section 7. The Board of Directors may, by resolution adopted by a majority of the number of directors fixed by these Bylaws, designate two or more directors to constitute an Executive Committee which shall have and may exercise all of the authority of the Board of Directors, except to approve an amendment to the Articles of Incorporation or a plan of merger or consolidation.

     Other committees with limited authority may be designated by a resolution adopted by a majority of the directors present at a meeting at which a quorum is present.

     Section 8. The Board of Directors may appoint a Transfer Agent or a Transfer Agent and Registrar of Transfer any may require all certificates for each applicable class of stock to be authenticated by the Transfer Agent or by the Transfer Agent and Registrar, as the case may be, or as the Board may otherwise direct.

     Section 9. At a meeting at any time called expressly for that purpose, any director, whether elected by the stockholders or appointed or elected by the directors, may be removed, with or without cause, by a majority vote of the directors.

     Section 10. Unless otherwise provided by the Articles of Incorporation of this corporation, any action required by the laws of Virginia to be taken at a meeting of the directors, or any action which may be taken at a meeting of the directors or of a committee, may be taken without a meeting if a consent in writing, setting forth the action, shall be signed either before or after such action by all of the directors, or all of the members of the committee, as the case may be. Such consent or agreement shall have the same force and effect as a unanimous vote.


                                   ARTICLE III

OFFICERS - DUTIES AND POWERS

     Section 1. The President shall be elected by and from the Board of Directors, shall preside at all meetings of the Board of Directors, unless there shall be a Chairman of the Board and such officer shall be present, in which event such Chairman shall so preside. In the absence of the Chairman of the Board of Directors, if any, the President and all Vice Presidents, a Chairman of the meeting shall be elected by the meeting.

     The President shall ex officio be a member of all committees, shall sign all certificates of stock and conveyances of real estate and other instruments in writing by law requiring the President's signature, and perform such other duties as may be required of him from time to time by the directors, and shall have the authority, powers and duties that are usually given such officer.

     Section 2. In the case of the absence of the President or of his inability to act, his duties shall be performed by any Vice President (in the event of more than one Vice President, the senior Vice President present and able to act shall be entitled to do so), who, in that event, shall execute any of the above powers of the President.

     Section 3. The Secretary or Secretary-Treasurer shall attend all meetings of the stockholders and directors and Executive Committee of the corporation and keep a full and accurate account of their proceedings in a book to be kept for that purpose.

     He shall, unless and until the Board of Directors appoints another person or corporation the Transfer Agent as hereinabove provided, act as the Transfer Agent of the corporation and maintain the stock books and addresses of the stockholders of the corporation. He shall be the custodian of the corporate seal of the corporation and shall fix and attest the seal, as authorized by the Board of Directors or the Bylaws of this corporation, to all certificates of stock and such other instruments requiring the seal. He shall also keep such other books, deeds, contracts and other valuable papers belonging to the corporation and perform such other duties as may be required of him by the President, the Board of Directors, or the Executive Committee.

     Section 4. The Treasurer or Secretary-Treasurer shall have the custody of all monies and securities of the corporation and shall deposit the same in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. He shall keep a full and accurate account of the receipts and disbursements of the corporation in books belonging to the corporation, and shall disburse the funds of the corporation by check or other warrant to be signed as prescribed by resolution of the Board of Directors. All books and papers in his care shall be always open to the inspection of the President or any director, as well as of any person whom the President or Board of Directors may appoint to examine such books and papers. He shall render such reports to the President or Board of Directors as may be required of him and shall perform such other duties as may be incident to his office or as may be required of him by the Board of Directors.

     He may be required by the directors at any time to give bond as the directors may designate.

     Section 5. Any person elected by the Board of Directors as an assistant to an officer, for example, an Assistant Secretary, shall, unless otherwise restricted by the Board of Directors and in all cases subordinate to the officer himself, have and exercise all of the rights, duties, functions and powers of such officer.

     Section 6. In the event of the absence of any officer of the corporation or his disqualification or inability to act where provision therefore is not expressly made by these Bylaws, the President may by written order, or the Board of Directors may by resolution, delegate the powers of such officer to any other officer or employee of the corporation.

     Section 7. Any officer or agent may be removed, with or without cause, at any time whenever the Board of Directors in its absolute discretion shall consider that the best interests of the corporation would be served thereby. Any officer or agent appointed otherwise than by the Board of Directors may be removed, with or without cause, at any time either by the Board of Directors or by any officer having authority to appoint whenever the Board of Directors or such appointing officer in its or his absolute discretion shall consider that the best interests of the corporation will be served thereby.


                                   ARTICLE IV

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 1. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in the manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgement, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.

     Section 2. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgement in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

     Section 3. To the extent that a director, officer, employee or agent of this corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     Section 4. Any indemnification under Sections 1 and 2 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections 1 and 2. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such a quorum, is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the shareholders.

     Section 5. Expenses (including attorneys' fees) incurred in defending an action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided in Section 4 upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this article.

     Section 6. The corporation shall have power to make any other or further indemnity, including criminal proceedings, to any person referred to in this section that may be authorized by the Articles of Incorporation or by any Bylaw made by the stockholders or any resolution adopted, before or after the event, by the stockholders, except an indemnity against his gross negligence or willful misconduct. Each such indemnity may continue as to a person who has ceased to have the capacity referred to above and may inure to the benefit of the heirs, executors and administrators of such a person.

     Section 7. The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this article.

     Section 8. For the purposes of this article, references to "corporation" include all constituent corporations absorbed in a consolidation or merger, as well as the resulting or surviving corporation, so that any person who is or was a director, officer, employee or agent of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this article with respect to the resulting or surviving corporation as he would if he has served the resulting or surviving corporation in the same capacity.


                                    ARTICLE V

SEAL

     Section 1. The seal of this corporation shall be as the impression made below:







                                   ARTICLE VI


CHECKS, DRAFTS, NOTES, ETC.

     Section 1. All checks, drafts, notes and orders for the payment of money issued by the corporation shall be signed by such person or persons as the Board of Directors may from time to time designate, and any endorsement of such paper in the ordinary course of business shall be similarly made.

                                   ARTICLE VII

NOTICE

     Section 1. Any notice mailed by the corporation to any director or stockholder shall be sufficient service of such notice when deposited in the United States mail, addressed to such stockholder or director at the address furnished by such stockholder or director to the corporation or its Transfer Agent, in the event an outside Transfer Agent has been appointed, with postage thereon prepaid.


                                  ARTICLE VIII

STOCK, NOTES, BONDS AND DEBENTURES

     Section 1. The shares of the corporation shall be evidenced by certificates of each class of stock issued in numerical order, signed by the President or a Vice President and the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer, or any other officer authorized by these Bylaws or a resolution of the Board of Directors, and may (but need not) be sealed with the seal of the corporation or a facsimile thereof. The signatures of the officers upon a certificate may be facsimiles if the certificate is countersigned by a Transfer Agent or registered by a Registrar other than the corporation itself or an employee of the corporation.

     Section 2. On any bond, note or debenture issued by the corporation which is countersigned or otherwise authenticated by the signature of a trustee, the signatures of the officers of the corporation and its seal may be facsimiles.

     Section 3. In case any officer who has signed or whose facsimile signature has been placed upon a stock certificate or a bond, note or debenture shall have ceased to be such officer before such certificate or other such document is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of its issue.

     Section 4. Transfers of stock shall be made only upon the books of the corporation (whether maintained by the corporation or by a Transfer Agent, in the event one is appointed) and only by the person named in the certificate or by attorney lawfully constituted in writing and, subject to the provisions of
Section 6 hereof, only upon surrender of the certificate therefore. The Board of Directors may by resolution make reasonable regulations for the transfer of stock.

     Section 5. Registered stockholders only shall be entitled to be treated by the corporation as the holders in fact of the stock standing in their respective names, and the corporation shall not be bound to recognize any equitable or other claim to or interest in any shares on the part of any other person whether or not it shall have express or other notice thereof, except as expressly provided by the laws of Virginia.

     Section 6. In case of loss or destruction of any certificate of stock, another may be issued in its place upon proof of such loss or destruction, and upon the giving of a satisfactory bond of indemnity to the corporation in such sum as the directors may provide, not exceeding double the value of the stock.


                                   ARTICLE IX

BOOKS AND RECORDS

     Section 1. The Board of Directors shall determine from time to time whether, and, if allowed, when and under what conditions and regulations, the accounts and books of the corporation (except such as may by statute be specifically open to inspection), or any of them, shall be open to the inspection of the stockholders, and the stockholders' rights in this respect are and shall be restricted and limited accordingly.


                                    ARTICLE X

AMENDMENT OF BYLAWS

     Section 1. These Bylaws may be altered, amended or repealed and new Bylaws may be adopted by the Board of Directors; but Bylaws made or adopted by the Board of Directors may be repealed or changed and new Bylaws made by the stockholders, and the stockholders may prescribe that any Bylaw made by them shall not be altered, amended or repealed by the directors.




Adopted:  November 9, 1988

                 [SPECIMEN STOCK CERTIFICATE OF COMMONWEALTH
                          PUBLIC SERVICE CORPORATION]


                        INCORPORATED UNDER THE LAWS OF
                           COMMONWEALTH OF VIRGINIA

No. ____                                                          Shares ____


                    COMMONWEALTH PUBLIC SERVICE CORPORATION

                         Common Stock, $100 par value



      This certifies that ________________________ is the owner of ___________________ shares of the capital stock of Commonwealth Public Service Corporation transferable only on the Books of the Corporation by the holder hereof in person or by duly authorized Attorney, on surrender of this Certificate properly endorsed.

      In Witness Whereof the duly authorized officers of this Corporation have hereunto subscribed this names and caused the corporate Seal to be hereto affixed at _________________ this ________ day of ___________________ A.D.,
19__.


s/Frank A. Farmer, Jr.                    s/Roger L. Baumgardner
President                                 Secretary


                               Shares $100 Each.

NOTICE: THE SIGNATURE OF THIS ASSIGNMENT MUST CORRESPOND WITH THE
NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE, IN EVERY
PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE
WHATEVER.


For Value Received, _____ hereby sell, assign and transfer unto
__________________________ ___________________________________________ Shares of
the Capital Stock represented by the within Certificate, and do hereby irrevocably constitute and appoint ____________________
__________________________________________ to transfer the said Stock on the books of the within named Corporation with full power of substitution in the premises.

Dated ____________________, 19__

In presence of

---------------------------------         -----------------------------------




                                  CERTIFICATE

                                      FOR

                                    SHARES

                                    OF THE

                                 CAPITAL STOCK



                                   ISSUED TO


                           ------------------------

                                     DATED

                           ------------------------

                                                                   Exhibit A-5

                           ARTICLES OF INCORPORATION
                                      OF
                             RGC ACQUISITION CORP.

      1. The name of the Corporation is RGC Acquisition Corp.
      2. The purpose of the Corporation is to engage in any lawful act or activity not required to be specifically stated in these Articles of Incorporation ("Articles") for which corporations may be organized under the laws of the Commonwealth of Virginia.
      3. (a) The aggregate number of shares which the Corporation is authorized to issue and the par value per share are as follows:

                  Class       Number of Shares     Par Value
                  -----       ----------------     ---------
                  Common            5,000           No Par Value

      4. To the full extent that the laws of the Commonwealth of Virginia, as they now or may hereafter exist, permit the limitation or elimination of the liability of directors or officers, no director or officer of the Corporation shall be liable to the Corporation or its shareholders for any monetary damages.
      5. (a) The Corporation shall indemnify a director or officer of the Corporation who is or was a party to any proceeding, including a proceeding by or in the right of the Corporation, by reason of the fact that he is or was such a director or officer or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other profit or non-profit enterprise against all liabilities and expenses incurred in the proceeding, except such liabilities and expenses as are incurred because of his willful misconduct or knowing violation of the criminal law. Unless a determination has been made that indemnification is not permissible, the Corporation shall make advances and reimbursement for expenses incurred by a director or officer in a proceeding upon receipt of an undertaking from him to repay the same if it is ultimately determined that he is not entitled to indemnification. Such undertaking shall be an unlimited unsecured general obligation of the director or officer and shall be accepted without reference to his ability to make repayment. The Board of Directors is hereby empowered to contract in advance to indemnify and advance the expenses of any director or officer. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, by itself, create a presumption that the director or officer did not meet the standard of conduct entitling him to indemnity hereunder.
            (b) The Board of Directors is hereby empowered to cause the Corporation to indemnify and make advances and reimbursement for expenses (or contract in advance for the same) incurred by any person not specified in paragraph (a) of this Article who was or is a party to any proceeding, by reason of the fact that he is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other profit or non-profit enterprise, to the same extent as if such person were specified as one to whom indemnification is granted in paragraph (a) of this Article.
            (c) The Corporation may purchase and maintain insurance to indemnify it against the whole or any portion of the liability assumed by it in accordance with this Article and may also procure insurance, in such amounts as the Board of Directors may determine, on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability asserted against or incurred by such person in any such capacity or arising from his status as such, whether or not the Corporation would have power to indemnify him against such liability under the provisions of this Article.
            (d) Except as hereinafter provided, all determinations as to the permissibility of indemnification and advances and reimbursement for expenses (including contracts with respect thereto) shall be made by a majority vote of a quorum consisting of directors not at the time parties to the proceeding. In the event such a quorum cannot be obtained to make any determination as to the permissibility of indemnification and advances and reimbursement for expenses with respect to any claim for indemnification (including contracts with respect thereto), or in the event there has been a change in the composition of a majority of the Board of Directors after the date of the alleged act with respect to which indemnification is claimed, such determination shall be made by special legal counsel agreed upon by the Board of Directors and the proposed indemnitee. If the Board of Directors and the proposed indemnitee are unable to agree upon such special legal counsel, the Board of Directors and the proposed indemnitee each shall select a nominee, and the nominees shall select such special legal counsel.
            (e) The provisions of this Article shall be applicable to all actions, claims, suits or proceedings commenced after the adoption hereof, whether arising from any action taken or failure to act before or after such adoption. No amendment, modification or repeal of this Article shall diminish the rights provided hereby or diminish the right to indemnification with respect to any claim, issue or matter in any then pending or subsequent proceeding that is based in any material respect on any alleged action or failure to act prior to such amendment, modification or repeal.
            (f) Except to the extent inconsistent with this Article, terms used herein shall have the same meanings assigned them in the Indemnification Article of the Virginia Stock Corporation Act, as now in effect or hereafter amended or replaced. Without limitation, it is expressly understood that reference herein to directors, officers, employees or agents shall include former directors, officers, employees and agents and their respective heirs, executors and administrators.
      6. The Corporation's initial registered office shall be located in the City of Roanoke at 10 South Jefferson Street, Suite 1400, Roanoke, Virginia 24011. The Corporation's initial registered agent shall be Faith M. Wilson, whose address is the same as the Corporation's registered office and who is a resident of Virginia and a member of the Virginia State Bar.


Dated: August 7, 1998                        s/Faith M. Wilson
                                             --------------------------------
                                                 Incorporator

                                    BYLAWS
------------------------------------------------------------------------------

                             RGC ACQUISITION CORP.


                           ARTICLE I - SHAREHOLDERS

      The annual meeting of the shareholders of the corporation shall be held in its principal office in the month of January of each calendar year at a time and on a day selected by the Directors. The holders of a majority of the outstanding stock of the corporation will, if present in person or by proxy and authorized to vote at the meeting, constitute a quorum, and the majority voting on any question shall decide it unless otherwise provided by law or the Articles of Incorporation.

                            ARTICLE II - DIRECTORS

      For the management of the affairs of the corporation, there shall be a Board of Directors, consisting of nine Directors. The number of directors may be increased or diminished from time to time by resolution of the Board of Directors, but shall in any event not be less than one nor more than eleven. Each Director shall be elected at the annual meeting of the shareholders to serve for one year, or until the qualification of his successor. Any Director may be removed by the shareholders at any time without cause. The Board shall elect the officers and employees of the corporation, fix their compensation and delegate to each such duties and powers as may be deemed expedient, including authority to select other employees and agents for the corporation, prescribe their duties and fix their wages or salaries. The President of the corporation shall be Chairman of the Board and the Secretary of the corporation shall be Secretary of the Board, unless the Board shall designate otherwise. A regular annual meeting of the Board shall be held without further notice than this bylaw immediately after, and at the same place, as the annual meeting of shareholders. Special meetings of the Board may be called by or at the request of the President of the corporation or by resolution of the Board. The person or persons authorized to call special meetings of the Board may fix the date, place and time for holding any special meeting of the Board called by him or them, provided that notice of any such meeting shall be given by written or verbal notice delivered personally or mailed to each Director at his business address or by telegram and received by such Director at least one day prior to such meeting.

                            ARTICLE III - OFFICERS

      The officers of the corporation shall consist of a president, secretary, and treasurer, and such vice presidents and additional officers as the Board may from time to time deem necessary. Any two or more offices may be held by one person. Each officer shall hold office at the pleasure of the Board and may at any time be removed with or without cause by the Board. The President shall have general supervision of the corporation and sign all certificates of stock, deeds, notes, contracts and other instruments of the corporation, unless otherwise ordered by the Board, and perform all such other duties as are incident to his office or are properly required of him by the Board. A Vice President shall, in the absence of the President, discharge the functions of the President and perform such other duties as may be assigned to him by the Board. The Secretary shall issue notices of all meetings, keep the minutes, have charge of the corporate seal, books, records, and sign with the President all stock certificates, deeds and other instruments requiring his signature, unless otherwise ordered by the Board, and shall make such reports as are properly required of him by the Board. The Treasurer shall have custody of all funds and securities of the corporation and shall sign all checks, bonds, notes and other instruments of the corporation requiring his signature, unless otherwise ordered by the Board.

                           ARTICLE IV - FISCAL YEAR

      The corporation shall have a calendar year unless changed by the appropriate resolution of the Board of Directors.

                               ARTICLE V - SEAL

      The Board of Directors may authorize the use of a corporate seal, but failure to use the seal shall not affect the validity of any instrument. The use of a facsimile of a seal, or the affixing of a scroll by way of a seal or the execution of a document containing words importing a sealed document shall be of the same force as if actually sealed by physically affixing an impression of a seal.

                            ARTICLE VI - DEPOSITORY

      All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositors as the Board of Directors may select.

                          ARTICLE VII - CERTIFICATES

      Certificates representing shares of the corporation shall be in such form as shall be determined by the Board of Directors.

                           ARTICLE VIII - AMENDMENT

      These bylaws may be amended, repealed or altered from time to time by the directors or the shareholders as permitted by law.

             [SPECIMEN STOCK CERTIFICATE OF RGC ACQUISITION CORP.]


                            A Virginia Corporation

No. ____                                                          _____ Share

                             RGC Acquisition Corp.

                          Common Stock, no par value



      This certifies that ________________________ is the owner of ___________________ shares of the Capital Stock of RGC Acquisition Corp. transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed.

      In Witness Whereof the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate Seal to be hereunto affixed this ________ day of ___________________ A.D., ____.


s/John B. Williamson, III           s/Roger L. Baumgardner
President                                 Secretary


                              SHARES _______ EACH

NOTICE: THE SIGNATURE OF THIS ASSIGNMENT MUST CORRESPOND WITH THE
NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE, IN EVERY
PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE
WHATEVER.


For Value Received, _____ hereby sell, assign and transfer unto
__________________________ ___________________________________________ Shares of
the Capital Stock represented by the within Certificate, and do hereby irrevocably constitute and appoint ____________________
__________________________________________ Attorney to transfer the said Stock on the books of the within named Corporation with full power of substitution in the premises.

Dated ____________________, _____

In presence of

---------------------------------   ---------------------------------------



                                  CERTIFICATE

                                      FOR

                                    -------

                                    SHARES

                                    of the

                                 CAPITAL STOCK

                                      of
                             RGC Acquisition Corp.

                         (Common Stock, no par value)

                                   ISSUED TO

                           ------------------------

                                     DATE
                           ------------------------

                                                                   Exhibit B-1

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

      THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
("Agreement") is made as of September 28, 1998, by and among ROANOKE GAS COMPANY, a Virginia public service corporation ("Roanoke Gas"), RGC ACQUISITION CORP., a Virginia corporation ("Acquisition"), RGC RESOURCES, INC., a Virginia corporation ("Resources"), DIVERSIFIED ENERGY COMPANY, a Virginia corporation ("Diversified"), BLUEFIELD GAS COMPANY, a West Virginia public service corporation ("Bluefield"), and COMMONWEALTH PUBLIC SERVICE CORPORATION, a Virginia public service corporation ("Commonwealth"), provides as follows:

                                  RECITALS:

      A. Roanoke Gas has authorized capital stock consisting of 3,000,000 shares of common stock, $5.00 par value per share ("Roanoke Gas Common Stock"), of which 1,794,416 shares are issued and outstanding; and

      B. Acquisition has authorized capital stock consisting of 5,000 shares of common stock ("Acquisition Common Stock"), no par value per share, of which 10 shares are issued and outstanding and owned beneficially and of record by Resources; and

      C. Resources has authorized capital stock consisting of 10,000,000 shares of common stock, $5.00 par value per share ("Resources Common Stock"), of which 10 shares are issued and outstanding and owned beneficially and of record by Roanoke Gas, and 5,000,000 shares of Preferred Stock, no par value per share, none of which have been issued; and

      D. Diversified has authorized capital stock consisting of 15,000 shares of common stock, $10 par value per share ("Diversified Common Stock"), of which 11,000 shares are issued and outstanding and owned beneficially and of record by Roanoke Gas; and

      E. Bluefield has authorized capital stock consisting of 250,000 shares of common stock, $0.20 par value per share ("Bluefield Common Stock"), of which 247,520 shares are issued and outstanding and owned beneficially and of record by Roanoke Gas; and

      F. Commonwealth has authorized capital stock consisting of 500 shares of common stock, $100.00 par value per share ("Commonwealth Common Stock"), of which 5 shares are issued and outstanding and owned beneficially and of record by Bluefield; and

      G. The Boards of Directors of Roanoke Gas, Acquisition and Resources deem it advisable to merge Acquisition with and into Roanoke Gas in accordance with the Virginia Stock

Corporation Act ("Virginia Stock Corporation Act") and this Agreement for the purpose of establishing Resources as the parent corporation of Roanoke Gas; and

      H. The Boards of Directors of the parties hereto deem it advisable to undertake the other reorganization matters set forth herein.

                                  AGREEMENT:

      NOW, THEREFORE, in consideration of the premises and agreements contained herein, the parties agree that (i) Roanoke Gas shall be merged with and into Acquisition (the "Merger"), (ii) Roanoke Gas shall be the corporation surviving the Merger, (iii) Commonwealth shall become a wholly owned subsidiary of and then be merged into, Roanoke Gas, (iv) Bluefield and Diversified shall each become wholly owned subsidiaries of Resources and (v) the terms and conditions of the Merger and the other reorganization matters, the mode of carrying them into effect, the manner of converting, exchanging and/or transferring shares of capital stock of the parties hereto and other matters relating thereto shall be as follows:


                                   ARTICLE 1
                                  THE MERGER

      1.1 Articles of Merger. Subject to and in accordance with the provisions of this Agreement, in the event this Agreement and Plan of Merger and Reorganization is approved by the stockholders of Roanoke Gas in accordance with the Virginia Stock Corporation Act, Articles of Merger of Roanoke Gas shall be delivered to the Clerk's Office of the Virginia State Corporation Commission for filing, all as provided by the Virginia Stock Corporation Act.

      1.2 Effective Time. The Merger shall become effective at the time of filing on the date on which the Articles of Merger are filed with the Clerk's Office of the Virginia State Corporation Commission, as contemplated by Section
1.1 above, unless otherwise specified in such Articles of Merger (the "Effective Time"). At the Effective Time, the separate existence of Acquisition shall cease and Acquisition shall be merged with and into Roanoke Gas, which shall continue its corporate existence as the surviving corporation (Roanoke Gas and Acquisition being sometimes referred to herein as the "Constituent Corporations" and Roanoke Gas, as the surviving corporation, being sometimes referred to herein as the "Surviving Corporation"). Roanoke Gas shall succeed, without other transfer, to all the rights and property of Acquisition and shall be subject to all the debts and liabilities of Acquisition in the same manner as if Roanoke Gas had itself incurred them. All rights of creditors and all liens upon the property of each of Roanoke Gas and Acquisition shall be preserved unimpaired.

      1.3 Appropriate Actions. Prior to and after the Effective Time, Resources, Roanoke Gas and Acquisition, respectively, shall take all such actions as may be necessary or appropriate in order to effectuate the Merger. In this connection, Resources shall issue and pay the shares of

Resources Common Stock into which outstanding shares of Roanoke Gas Common Stock will be converted on the basis and to the extent provided in Article 2 of this Agreement, and shall take such other actions as are necessary to fulfill Resources' obligations hereunder, including, without limitation, those specified in Article 6 of this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full title to all properties, assets, privileges, rights, immunities and franchises of either of the Constituent Corporations, the officers and directors of each of the Constituent Corporations as of the Effective Time shall take all such further action.


                                   ARTICLE 2
                  TERMS OF CONVERSION AND EXCHANGE OF SHARES

      2.1 Roanoke Gas Common Stock. At the Effective Time, shares of Roanoke Gas Common Stock issued and outstanding immediately prior to the Merger shall be automatically changed and converted into shares of Resources Common Stock, at the ratio of one share of Resources Common Stock for each one share of Roanoke Gas Common Stock, and such Resources Common Stock shall thereupon be issued and fully-paid and non-assessable; provided, however, that such conversion shall not affect shares of holders, if any, who perfect their rights as dissenting stockholders under the Virginia Stock Corporation Act with respect to such shares.

      2.2 Acquisition Shares. The shares of Acquisition Common Stock issued and outstanding immediately prior to the Merger shall be automatically changed and converted into all of the issued and outstanding shares of Common Stock of the Surviving Corporation, which shall thereupon be issued and fully-paid and non-assessable, with the effect that the number of issued and outstanding shares of Common Stock of the Surviving Corporation shall be the same as the number of issued and outstanding shares of Acquisition Common Stock immediately prior to the Effective Time.

      2.3 Resources Shares. Each share of Resources Common Stock issued and outstanding immediately prior to the Merger shall be canceled.


                                   ARTICLE 3
                     ARTICLES OF INCORPORATION AND BYLAWS

      3.1 Roanoke Gas Articles. From and after the Effective Time, and until thereafter amended as provided by law, the Articles of Incorporation of Roanoke Gas as in effect immediately prior to the Merger shall be and continue to be the Articles of Incorporation of the Surviving Corporation.

      3.2 Roanoke Gas By-Laws. From and after the Effective Time, and until thereafter amended as provided by law, the By-Laws of Roanoke Gas as in effect immediately prior to the Merger shall be and continue to be the By-Laws of the Surviving Corporation.

      3.3 Resources Articles and Bylaws. From and after the Effective Time, and until thereafter amended as provided by law, the Articles of Incorporation and Bylaws of Resources as in effect immediately prior to the Merger shall be and continue unchanged to be the Articles of Incorporation and By-Laws of Resources.


                                   ARTICLE 4
                            DIRECTORS AND OFFICERS

      4.1 Roanoke Gas Directors and Officers. The persons who are directors and officers of Roanoke Gas immediately prior to the Merger shall continue as directors and officers, respectively, of the Surviving Corporation and shall continue to hold office as provided in the Articles of Incorporation and Bylaws of the Surviving Corporation. If, at or following the Effective Time, a vacancy shall exist in the Board of Directors or in the position of any officer of the Surviving Corporation, such vacancy may be filled in the manner provided in the Articles of Incorporation and Bylaws of the Surviving Corporation.

      4.2 Resources Directors and Officers. The persons who are directors and officers of Resources immediately prior to the Merger shall continue as directors and officers, respectively, of Resources and shall continue to hold office as provided in the Articles of Incorporation and Bylaws of Resources. If, at or following the Effective Time, a vacancy shall exist in the Board of Directors or in the position of any officer of Resources, such vacancy may be filled in the manner provided in the Articles of Incorporation and Bylaws of Resources.


                                   ARTICLE 5
                              STOCK CERTIFICATES

      5.1 Rights of Holders of Certificates. Following the Effective Time, certificates representing shares of Roanoke Gas Common Stock outstanding at the Effective Time (herein sometimes referred to as "Roanoke Gas Certificates") shall evidence only the right of the registered holder thereof to receive, and may be exchanged for, the shares of Resources Common Stock into which such shares of Roanoke Gas Common Stock were converted in accordance with Section
2.1. At the Effective Time, Resources shall issue and deliver, or cause to be issued and delivered, to the transfer agent for Resources (the "Transfer Agent") certificates representing whole shares of Resources Stock into which outstanding shares of Roanoke Gas Stock have been converted as provided above. As promptly as practicable following the Effective Time, Resources shall send or cause to be sent to each former stockholder of record of Roanoke Gas immediately prior to the Effective Time written instructions and transmittal materials (a

"Transmittal Letter") for use in surrendering Roanoke Gas Certificates to the Transfer Agent. Upon the proper surrender and delivery to the Transfer Agent (in accordance with Resources' instructions, and accompanied by a properly completed Transmittal Letter) by a former stockholder of Roanoke Gas of such stockholder's Roanoke Gas Certificate(s), and in exchange therefor, the Transfer Agent shall as soon as practicable, issue, register and deliver to such stockholder a certificate evidencing the number of shares of Resources Stock to which such stockholder is entitled pursuant to Section 2.1 above.

      5.2 Outstanding Certificates. Each outstanding certificate which, prior to the Effective Time, represented Roanoke Gas Common Stock shall be deemed for all corporate purposes to represent only the right to receive the number of shares of Resources Common Stock into which such Roanoke Gas Common Stock was converted.

      5.3 Stock Transfer Books. The stock transfer books for Roanoke Gas Common Stock shall be deemed to be closed at the Effective Time and no transfer of shares of Roanoke Gas Common Stock outstanding prior to the Effective Time shall thereafter be made on such books. As of the Effective Time, Resources shall establish a stock register reflecting ownership of Resources Common Stock by former holders of record of Roanoke Gas Common Stock.

      5.4 Post-Merger Rights of Holders. Following the Effective Time, the holders of certificates representing Roanoke Gas Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to stock of the Surviving Corporation and their sole rights shall be with respect to the Resources Common Stock into which their shares of Roanoke Gas Common Stock shall have been converted by the Merger, subject to the rights of any dissenting stockholders who perfect dissenters' rights under Article 13 of the Virginia Stock Corporation Act.

      5.5 Unsurrendered Certificates. Subject to Section 5.6 below, no Resources Common Stock certificate shall be delivered to any former stockholder of Roanoke Gas unless and until such stockholder shall have properly surrendered to the Transfer Agent the Roanoke Gas Certificate(s) formerly representing his or her shares of Roanoke Gas Stock, together with a properly completed Transmittal Letter in such form as shall be provided to the stockholder by Resources for that purpose. Further, until such Roanoke Gas Certificate(s) are so surrendered, no dividend or other distribution payable to holders of record of Resources Stock as of any date subsequent to the Effective Time shall be delivered to the holder of such Roanoke Gas Certificate(s). However, subject to prior escheatment under applicable law, upon the proper surrender of such Roanoke Gas Certificate(s), the Transfer Agent shall pay to the registered holder of the shares of Resources Stock represented by such Roanoke Gas Certificate(s) the amount of any such cash, dividends or distributions which have accrued but remain unpaid with respect to such shares. Neither Resources, Roanoke Gas nor the Transfer Agent shall have any obligation to pay any interest on any such cash, dividends or distributions for any period prior to such payment.

      5.6 Lost, etc., Certificates. Any stockholder of Roanoke Gas whose certificate evidencing shares of Roanoke Gas Common Stock has been lost, destroyed, stolen or otherwise is missing shall be entitled to receive a certificate representing the shares of Resources Common Stock to which he or she is entitled in accordance with and upon compliance with conditions imposed by the Transfer Agent or Resources (including, without limitation, a requirement that the stockholder provide a lost instruments indemnity or surety bond in form, in substance and amount satisfactory to the Transfer Agent and Resources).


                                   ARTICLE 6
                            ROANOKE GAS STOCK PLANS

      Roanoke Gas and Resources shall take all actions required to provide that, from and after the Effective Time, all director, officer, employee, customer and other plans of Roanoke Gas or its affiliates, to the extent they directly or indirectly utilize Roanoke Gas Common Stock, shall utilize Resources Common Stock instead of Roanoke Gas Common Stock.


                                   ARTICLE 7
                           CONDITIONS OF THE MERGER

      Completion of the Merger is subject to the satisfaction of the following conditions:

      7.1 Stockholder Approval. The principal terms of this Agreement shall have been approved by such holders of capital stock of the parties hereto as is required by the Virginia Stock Corporation Act.

      7.2 Resources Common Stock Listed. All conditions for the listing on the NASDAQ National Market as of the Effective Time of the Resources Common Stock to be issued and to be reserved for issuance pursuant to the Merger shall have been satisfied.

      7.3 Regulatory Approvals. All necessary orders, consents, authorization, approvals or waivers from the Securities and Exchange Commission, the Virginia State Corporation Commission and all other regulatory bodies, boards or agencies, or from other third parties, shall have been received, remain in full force and effect, and shall not include, in the sole judgment of the Board of Directors of Roanoke Gas, unacceptable conditions.


                                  ARTICLE 8
                     TRANSFER AND MERGER OF COMMONWEALTH

      8.1 Dividend. Bluefield, as the holder of all of the Commonwealth Common Stock, shall pay a non-cash dividend of all of the Commonwealth Common
Stock to its parent
corporation, Roanoke Gas (the "Commonwealth Shares Dividend"). The Commonwealth Shares Dividend shall, subject to receipt of all required regulatory approvals, be paid at the Effective Time immediately following the consummation of the Merger.

      8.2 Commonwealth Merger. Immediately following the payment of the Commonwealth Shares Dividend, Commonwealth shall be merged with and into its parent, Roanoke Gas (the "Commonwealth Merger"), pursuant to the Articles of Merger attached hereto as Exhibit 1.


                                   ARTICLE 9
                    TRANSFER OF DIVERSIFIED AND BLUEFIELD

      9.1 Dividend. Roanoke Gas, as the holder of all of the Diversified Common Stock and as the holder of all of the Bluefield Common Stock, shall pay a non-cash dividend of all of the Diversified Common Stock and all of Bluefield Common Stock to Resources (the "Bluefield Shares and Diversified Shares Dividend"). The Bluefield Shares and Diversified Shares Dividend shall, subject to receipt of all required regulatory approvals, be paid immediately following the payment of the Commonwealth Shares Dividend.

      9.2 Effect. Immediately following the payment of the Bluefield Shares and Diversified Shares Dividend, each of Roanoke Gas, Bluefield and Diversified shall be wholly owned subsidiaries of Resources.


                                  ARTICLE 10
                           AMENDMENT AND TERMINATION

      10.1 Amendment. The parties to this Agreement, by mutual consent of their respective boards of directors, may amend, modify or supplement this Agreement in such manner as may be agreed upon by them in writing at any time before or after approval of this Agreement by the preMerger stockholders of Roanoke Gas (as provided in Section 7.1 above); provided, however, that no such amendment, modification or supplement shall, if agreed to after such approval by the pre-Merger stockholders of Roanoke Gas, change any of the principal terms of this Agreement in a manner which would materially and adversely affect the rights of the stockholders of Roanoke Gas.

      10.2 Termination. This Agreement may be terminated and the Merger dividend payments and other transactions provided for by this Agreement may be abandoned at any time, whether before or after approval of this Agreement by the pre-Merger stockholders of Roanoke Gas, by action of the board of directors of Roanoke Gas if such board of directors determines for any reason that the completion of the transactions provided for herein would for any reason be inadvisable or not in the best interests of Roanoke Gas or its stockholders.

                                  ARTICLE 11
                                 MISCELLANEOUS

      11.1 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original hereof.

      11.2 Virginia Law. This Agreement shall be governed by and interpreted in accordance with the laws of the Commonwealth of Virginia.

      IN WITNESS WHEREOF, Roanoke Gas, Resources, Acquisition, Bluefield, Diversified and Commonwealth, pursuant to approval and authorization duly given by resolutions adopted by their respective boards of directors, have each caused this Agreement to be executed by its President or one of its Vice Presidents and attested by its Secretary or one of its Assistant Secretaries.


                              Roanoke Gas:
                              ROANOKE GAS COMPANY, a Virginia public service corporation

                              By:   s/John B. Williamson, III
                              Its:  President and CEO



Attest:
By:   s/Roger L. Baumgardner
Its:  Secretary



                              Resources:
                              RGC RESOURCES, INC., a Virginia corporation

                              By:   s/John B. Williamson, III
                              Its:  President and CEO



Attest:
By:   s/Roger L. Baumgardner
Its:  Secretary

                              Acquisition:
                              RGC ACQUISITION CORP., a Virginia corporation

                              By:   s/John B. Williamson, III
                              Its:  President



Attest:
By:   s/Roger L. Baumgardner
Its:  Secretary

                              Bluefield:
                              BLUEFIELD GAS COMPANY, a West Virginia public service corporation

                              By:   s/John B. Williamson, III
                              Its:  President



Attest
By:   s/Roger L. Baumgardner
Its:  Secretary



                              Diversified:
                              DIVERSIFIED ENERGY COMPANY, a Virginia
                              corporation

                              By:   s/John B. Williamson, III
                              Its:  President



Attest:
By:   s/Roger L. Baumgardner
Its:  Secretary

                              Commonwealth:
                              COMMONWEALTH PUBLIC SERVICE
                              CORPORATION,
                              a Virginia public service corporation

                              By:   s/John B. Williamson, III
                              Its:  President



Attest
By:   s/Roger L. Baumgardner
Its:  Secretary

                                                                      Exhibit 1

                               ARTICLES OF MERGER
                                       OF
                     COMMONWEALTH PUBLIC SERVICE CORPORATION
                                      INTO
                               ROANOKE GAS COMPANY


      The undersigned corporations hereby execute these Articles of Merger for the purpose of merging Commonwealth Public Service Corporation ("Commonwealth"), a Virginia public service corporation and wholly-owned subsidiary of Roanoke Gas Company ("Roanoke Gas"), a Virginia public service corporation, into Roanoke Gas in accordance with Section 13.1-719 of the Virginia Stock Corporation Act.

      I. PLAN OF MERGER. The following Plan of Merger was duly approved by the Board of Directors of Roanoke Gas in the manner prescribed by law and shareholder approval was not required under Section 13.1-719 of the Virginia Stock Corporation Act:

                                 PLAN OF MERGER

      A.    CORPORATIONS PARTICIPATING IN MERGER

            Commonwealth Public Service Corporation (the "Merging Corporation") shall merge with and into Roanoke Gas Company. Roanoke Gas Company shall be the surviving corporation (the "Surviving Corporation").

      B.    TERMS AND CONDITIONS OF THE MERGER, CONVERSION AND
            CANCELLATION OF STOCK

            On the Effective Date (as hereinafter defined) of the merger of the Merging Corporation into the Surviving Corporation (the "Merger"), the separate existence of the Merging Corporation shall cease and each share of stock of the Merging Corporation outstanding immediately prior thereto shall, without any action by the holder thereof, be surrendered and extinguished. The Surviving Corporation shall succeed to all of the properties, rights, and other assets and shall be subject to all of the liabilities of the Merging Corporation and the Surviving Corporation. The stock of the Surviving Corporation outstanding on the Effective Date shall remain unchanged by reason of the Merger.

      C.    ARTICLES OF INCORPORATION AND BYLAWS OF SURVIVING
            CORPORATION

            The Articles of Incorporation and the Bylaws of the Surviving Corporation shall not be changed by the Merger and shall continue as the Surviving Corporation's Articles of Incorporation and Bylaws.

      D.    THE DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION

            The Directors and Officers of the Surviving Corporation at the Effective Date of the Merger shall continue to be the Directors and Officers of the Surviving Corporation until their successors are duly elected and qualified.

      II. SHARES ENTITLED TO VOTE. Shareholder approval is not required for the Merger pursuant to Section 13.1-719 of the Code of Virginia.

      III. EFFECTIVE DATE. This Merger shall become effective at 11:59 p.m. on _____________, 1999 (the "Effective Date").

      IN WITNESS WHEREOF, these Articles of Merger are signed by the President of each corporation this ______ day of ___________, 1999.


                        COMMONWEALTH PUBLIC SERVICE CORPORATION


                        By____________________________
                        Its ____________________________


Attest:
By:   _____________________
Its:  Secretary

                         ROANOKE GAS COMPANY

                         By______________________________
                         Its_____________________________


Attest:
By:   _____________________
Its:  Secretary

                                                                   Exhibit B-2

                               PRESENT STRUCTURE


                              [  Shareholders  ]
                                       |
                                       |
                                       |
                                       |
                                       |

                                [ Roanoke Gas ]
                                      /  \
                                    /      \
                                  /          \
                                /              \
                              /                  \
                        [ Diversified ]   [ Bluefield ]
                                                |
                                                |
                                                |
                                                |
                                                |
                                                |
                                          [ Commonwealth ]

                            PROPOSED REORGANIZATION


                                               [ Shareholders ]
                                             /        |
                                           /          |
                                         /            |
                                     4 /              |
                                     /                |
                                   /                  |
                                 /                    |
                 [  Resources ]                       |
                        |                             |
                        |                      [ Roanoke Gas ]
                        | 1                 /     /      \
                        |                 /      /        \
                        |       2 & 3   /       /          \
                        |             /        /            \
                        |           /         /              \
                        |         /          /                \
                 [ Acquisition ]/           /                  \
                                           /                    \
                                  [ Diversified ]        [ Bluefield ]
                                                              |
                                                              |
                                                              |
                                                              |
                                                              |
                                                        [ Commonwealth ]


1. Form RGC Resources, Inc. ("Resources") and its wholly owned subsidiary, RGC Acquisition Corp. ("Acquisition").

2.    Merge Acquisition and Roanoke Gas, with Roanoke Gas being the survivor.

3. Convert Acquisition common stock into Roanoke Gas common stock. Roanoke Gas becomes a wholly owned subsidiary of Resources, and Acquisition disappears.

4. Convert outstanding Roanoke Gas common stock held by Shareholders into the right to receive Resources common stock, on a share-for-share basis.

                            PROPOSED REORGANIZATION -
                                    CONTINUED

                                [ Shareholders ]
                                       |
                                       |
                                       |
                                       |
                                       |

      |-------------------------[  Resources ] ------------------------|
      |                                |                               |
      |                                |                               |
      |                                |                               |
      |                                |                               |
      |                                |                               |
      |                                                                |
    6 |                          [ Roanoke Gas ]                       |   6
      |                          /     ^       \                       |
      |                       /        |          \                    |
      |                    /           |             \                 |
      |                 /              |                \              |
      |              /                 |                   \           |
      |           /                    |                      \        |
      |        /                 5 & 7 |                         \     |
            /                          |                            \  |
[  Bluefield ]                         |                      [ Diversified ]
      |                                |
      |                                |
      |                                |
[ Commonwealth ]  ---------------------|




5. Bluefield, by noncash dividend, transfers to Roanoke Gas all of the outstanding common stock of Commonwealth.

6. Roanoke Gas, by noncash dividend, transfers to Resources all of the outstanding common stock of Bluefield and Diversified.

7.    Commonwealth is merged into Roanoke Gas.

                               FINAL CONFIGURATION



                                 [ Shareholders ]
                                         |
                                         |
                                         |
                                         |
                                         |
                                         |
                                         |
                                         |
                                   [ Resources ]
                                   /     |     \
                                 /       |       \
                               /         |         \
                             /           |           \
                           /             |             \
                         /               |               \
                       /                 |                 \
                     /                   |                   \
                   /                     |                     \
            [ Roanoke Gas ]        [ Bluefield ]        [ Diversified ]

                                                                   Exhibit E-1


[Map appears here]



[Description: A map showing the interconnection and relationship of the properties of Roanoke Gas Company and subsidiaries. The map was filed in paper with the SEC on October 16, 1998 under cover of Form SE.]

                [WOODS, ROGERS & HAZLEGROVE, P.L.C. LETTERHEAD]
                                                                   Exhibit F-1




                               October 15, 1998


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

      In Re:Roanoke Gas Company and RGC Resources, Inc. Form U-1 Application

Gentlemen:

      We have examined the Form U-1 Joint Application dated October 15, 1998 (the "Application") of Roanoke Gas Company ("Roanoke Gas") and RGC Resources, Inc. ("Resources"), to which this opinion is an exhibit, requesting an order of the Commission under the Public Utility Holding Company Act of 1935 (the "Act") approving, in connection with a proposed merger and reorganization, (i) the acquisition by Resources of all of the outstanding shares of common stock of Roanoke Gas and of Bluefield Gas Company ("Bluefield") and (ii) the acquisition by Roanoke Gas of all of the outstanding shares of common stock of Commonwealth Public Service Corporation ("Commonwealth"). The merger and reorganization is to be effected by means of an Agreement and Plan of Merger and Reorganization (the "Plan") between and among Resources, Roanoke Gas, Bluefield, Commonwealth and RGC Acquisition Corp. (the "Subsidiary"), a copy of which is included as an exhibit to the Application.

      Based upon our examination of such instruments, documents and matters of law as we have deemed requisite, it is our opinion that:

      1. Resources, Roanoke Gas, Commonwealth and the Subsidiary are corporations duly organized and existing under the laws of the Commonwealth of Virginia.

      2. Bluefield is a corporation duly organized and existing under the laws of the State of West Virginia.

      3. Assuming the proposed merger and reorganization is accomplished in accordance with the Plan and as described in the Application:

            a. All state laws applicable to the merger and reorganization will have been complied with.

Securities and Exchange Commission
October 15, 1998
Page 2


            b. Resources' common stock, $5.00 par value, when issued in accordance with the Plan, will be validly issued, fully paid and non-assessable, and the holders thereof will be entitled to the rights and privileges appertaining thereto set forth in Resources' Articles of Incorporation.

            c. Roanoke Gas' common stock, $5.00 par value, and Bluefield's common stock, $0.20 par value, when acquired by Resources in accordance with the Plan, will be validly issued, fully paid and non-assessable, and Resources, as sole holder thereof, will be entitled to the rights and privileges appertaining thereto as set forth in Roanoke Gas' Articles of Incorporation and Diversified's Charter, respectively.

            d. Commonwealth's common stock, $100.00 par value, when acquired by Roanoke Gas in accordance with the Plan will be validly issued, fully paid and nonassessable, and Roanoke Gas, as the sole holder thereof, will be entitled to the rights and privileges appertaining thereto as set forth in Commonwealth's Articles of Incorporation.

            e. Resources will legally acquire all of the outstanding shares of common stock, $5.00 par value, of Roanoke Gas and all of the outstanding shares of common stock, $0.20 par value, of Bluefield.

            f. Roanoke Gas will legally acquire all of the outstanding shares of common stock, $100.00 par value, of Commonwealth.

            g. The consummation of the proposed merger and reorganization will not violate the legal rights of the holders of any securities issued by Resources, Roanoke Gas, Bluefield, Commonwealth or the Subsidiary, or of any associate company thereof.

      In rendering this opinion, we have relied as to matters of fact on representations and certificates of management of Resources, Roanoke Gas, Bluefield, Commonwealth and the Subsidiary.

      This opinion is limited in all respects to laws and facts existing on the date hereof. The opinions contained herein are provided solely for the information and benefit of the Commission in connection with the Application, and may not be relied upon by the Commission for any other purpose or by any other person, entity or agency for any purpose. Without our prior written consent,

Securities and Exchange Commission
October 15, 1998
Page 3


this opinion may not be quoted or otherwise referred to in any financial statement or other document, in whole or in part, or furnished to any other person, entity or agency.

      We hereby consent to the filing of this opinion as an exhibit to the Application.


                                Very truly yours,



                      s/Woods, Rogers & Hazlegrove, P.L.C.
                       WOODS, ROGERS & HAZLEGROVE, P.L.C.

                                                                                          Exhibit G-1


Roanoke Gas Company and Subsidiaries
Consolidated Balance Sheet
June 30, 1998



                                                    Consolidated    Pro Forma      Adjusted
                                                       Balance      Adjustments   Balance (1)
                                                       -------      -----------   -----------
ASSETS
UTILITY PLANT:
Utility Plant in Service                            $ 68,398,270  $    134,000   $ 68,532,270
Accumulated Depreciation                             (24,129,104)                 (24,129,104)
                                                    ------------   ------------  ------------

Utility Plant in Service, Net                         44,269,166       134,000     44,403,166
Construction Work-In-Progress                          1,475,023                    1,475,023
                                                    ------------   ------------  ------------

Utility Plant, Net                                    45,744,189       134,000     45,878,189
                                                    ------------   ------------  ------------

NONUTILITY PROPERTY:
Propane                                                9,143,884                    9,143,884
Accumulated Depreciation                              (2,952,632)                  (2,952,632)
                                                    ------------                 ------------

Nonutility Property, Net                               6,191,252                    6,191,252
                                                    ------------   ------------  ------------

CURRENT ASSETS:
Cash and Cash Equivalents                              1,437,122      (134,000)     1,303,122
Accounts Receivables                                   4,303,225                    4,303,225
Inventories                                            5,340,528                    5,340,528
Deferred Income Taxes                                  2,740,325                    2,740,325
Other                                                    487,108                      487,108
                                                    ------------   ------------  ------------
Total Current Assets                                  14,308,308      (134,000)    14,174,308
                                                    ------------   ------------  ------------

OTHER ASSETS                                             837,571                      837,571

TOTAL                                              $  67,081,320  $          0   $ 67,081,320
                                                    ============   ============  ============







LIABILITIES

CAPITALIZATION:
Stockholders' Equity:
  Common Stock                                     $   8,861,795                 $  8,861,795
  Capital in Excess of Par Value                       8,629,787                    8,629,787
  Retained Earnings                                    9,719,102                    9,719,102
                                                    ------------   ------------  ------------

Total Stockholders= Equity                            27,210,684             -     27,210,684

Long-Term Debt (Less Current Maturities)              20,700,000                   20,700,000
                                                    ------------   ------------  ------------

Total Capitalization                                  47,910,684             -     47,910,684
                                                    ------------   ------------  ------------


CURRENT LIABILITIES:
Current Maturities of Long-Term Debt                       5,313                        5,313
Notes Payable                                          1,295,000                    1,295,000
Dividends Payable                                        470,035                      470,035
Accounts Payable                                       4,430,303                    4,430,303
Income Taxes Payable                                     997,872                      997,872
Customers= Deposits                                      398,714                      398,714
Accrued Expenses                                       4,633,496                    4,633,496
Refunds From Suppliers - Due Customers                   115,143                      115,143
Purchased Gas Adjustments                              3,070,878                    3,070,878
                                                    ------------   ------------  ------------

Total Current Liabilities                             15,416,754             -     15,416,754


DEFERRED CREDITS AND OTHER LIABILITIES:
Deferred Income Taxes                                  3,289,785                    3,289,785
Deferred Investment Tax Credits                          464,097                      464,097
                                                    ------------   ------------  ------------

Total Deferred Credits and Other Liabilities           3,753,882             -      3,753,882
                                                    ------------   ------------  ------------

TOTAL                                              $  67,081,320  $          0   $ 67,081,320
                                                    ============   ============  ============


(1) As required pursuant to Section 5.13 of the note agreement for Roanoke Gas Company's $5,000,000, 7.804% First Mortgage Note due July 1, 2008 (the "First Mortgage Note"), Resources will guarantee payment of the First Mortgage Note. The First Mortgage Note is secured by a first deed of trust and security interest on all of Roanoke Gas' real and personal property. The June 30, 1998 book value of Roanoke Gas' real and personal property subject to the lien securing the First Mortgage Note was $41,165,456. Roanoke Gas is also subject to a financial covenant under
        Section 5.7 of the note agreement for the First Mortgage Note limiting additional secured debt to no more than 15% of the Company's consolidated total capitalization.

                                                                                            Exhibit G-2

Roanoke Gas Company and Subsidiaries
Consolidated Income Statement
For the Twelve Months Ended June 30, 1998

                                                                    Pro Forma      Adjusted
                                                   Consolidated    Adjustments       Total
                                                   ------------    -----------       -----
OPERATING REVENUES:
  Gas utilities                                     $ 52,113,329                 $ 52,113,329
  Propane operations                                   7,575,518                    7,575,518
                                                    ------------  -------------  ------------
Total operating revenues                              59,688,847             0     59,688,847

COST OF GAS:
  Gas utilities                                       32,651,936                   32,651,936
  Propane operations                                   3,691,387                    3,691,387
                                                    ------------  -------------  ------------
Total cost of gas                                     36,343,323             0     36,343,323

OPERATING MARGIN                                      23,345,524             0     23,345,524
                                                    ------------  -------------  ------------

OTHER OPERATING EXPENSES:
  Gas utilities:
    Other operations                                   7,746,890                    7,746,890
    Maintenance                                        1,442,695                    1,442,695
    Taxes - general                                    2,412,594                    2,412,594
    Taxes - income                                     1,048,070                    1,048,070
    Depreciation and amortization                      2,751,687                    2,751,687
  Propane operations                                   3,149,513                    3,149,513
                                                    ------------  -------------  ------------
Total other operating expenses                        18,551,449             0     18,551,449

OPERATING EARNINGS                                     4,794,075             0      4,794,075

OTHER INCOME AND DEDUCTIONS:
  Gas utilities:
    Interest income                                       22,582                       22,582
    Merchandising and jobbing, net                       165,997                      165,997
    Other deductions                                    (108,595)                    (108,595)
    Taxes - income                                       (40,347)                     (40,347)
  Propane operations, net                                106,788                      106,788
                                                    ------------  -------------  ------------
Total other income and deductions                        146,425             0        146,425






EARNINGS BEFORE INTEREST CHARGES                       4,940,500             0      4,940,500

INTEREST CHARGES:
  Gas utilities:
    Long-term debt                                     1,608,230                    1,608,230
    Other interest                                       425,753                      425,753
  Propane operations                                     125,453                      125,453
                                                    ------------  -------------  ------------
Total interest charges                                 2,159,436             0      2,159,436

NET EARNINGS                                       $   2,781,064 $           0   $  2,781,064
                                                    ============  =============  ============

                                                                    Exhibit G-3


Financial Data Schedules (See Exhibit 27)

                                                                     Exhibit H-1




                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                                FORM 10-K

             ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d)
                 OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 1997 Commission file number 0-367
                          ------------------                        -----

                           ROANOKE GAS COMPANY
----------------------------------------------------------------------------
         (Exact name of registrant as specified in its charter)

             Virginia                                 54-0359895
-----------------------------------------       -------------------------
 (State or other jurisdiction of                   (I.R.S.  Employer
 incorporation or organization)                    Identification No.)

 519 Kimball Ave., N.E., Roanoke, VA                     24016
-----------------------------------------       -------------------------
 (Address of principal executive offices)             (Zip Code)

Registrant's telephone number, including area code   (540) 983-3800
                                                   ----------------------

Securities registered pursuant to Section 12(b) of the Act:   None

Securities registered pursuant to Section 12(g) of the Act:

                                                Name of Each Exchange on
   Title of Each Class                              Which Registered
---------------------------                     ------------------------
                                                     OTC (Nasdaq
Common Stock, $5 Par Value                          National Market)
---------------------------                     ------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ X ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

State the aggregate market value of the voting stock held by nonaffiliates
of the registrant as of November 21, 1997.   $27,636,246
                                             -----------

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the last practicable date.

         Class                           Outstanding at November 21, 1997
--------------------------               --------------------------------
COMMON STOCK, $5 PAR VALUE                       1,535,347 SHARES
--------------------------               --------------------------------

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the 1997 Annual Report to Stockholders are incorporated by reference into Parts II and IV hereof.

Portions of the Proxy Statement for the Annual Meeting of Stockholders to be held on January 26, 1998 are incorporated by reference into Part III hereof.

                                 PART I
                                 ------

Item 1.    Business.
------     --------

           Historical Development
           ----------------------
           Roanoke Gas Company ("Roanoke Gas") was organized as a public service corporation under the laws of the Commonwealth of Virginia in 1912. The principal service of Roanoke Gas was, and continues to be, the distribution and sale of natural gas. Commencing in 1972, the distribution and sale of propane gas was added to Roanoke Gas' line of business. The propane business was transferred to Diversified Energy Company, d/b/a Highland Propane Company ("Highland"), in January 1979. Highland, which is not a public utility, distributes and sells propane in Southwestern Virginia and Southern West Virginia.

           On May 15, 1987, Roanoke Gas, through a series of merger transactions, acquired 100 percent of the outstanding stock of Bluefield Gas Company ("Bluefield"), a public service corporation, organized in 1944 under the laws of the State of West Virginia and principally engaged in the distribution of natural gas in Bluefield, West Virginia and surrounding areas, and Gas Service, Inc. ("Gas Service"), a nonpublic utility affiliate (through common directors and shareholders) of Bluefield, which was engaged in the sale of propane in southwestern Virginia and southern West Virginia. After obtaining requisite shareholder approval and the approvals of the Virginia State Corporation Commission ("Virginia Commission") and the West Virginia Public Service Commission ("West Virginia Commission"), Gas Service was merged into Highland, and Bluefield became a wholly-owned subsidiary of Roanoke Gas. Bluefield owns all of the issued and outstanding stock of Commonwealth Public Service Corporation ("Commonwealth"), a small Virginia public service corporation organized in 1930 as the subsidiary of a predecessor corporation to Bluefield.

           In March 1994, the gas marketing division of Highland Propane was established to broker natural gas to several industrial transportation customers of Roanoke Gas and Bluefield Gas.

           Services
           --------
           Roanoke Gas Company and its subsidiaries (together "Company") maintain an integrated natural gas distribution system. Natural gas is purchased from suppliers and distributed to residential, commercial and large industrial users through underground mains and services. Approximately 90.1 percent of the Company's customers are residential, approximately 9.8 percent are small commercial users, and the remaining percentage is made up of large industrial customers, who received approximately 27 percent of the Company's total annual delivered volume under the Company's interruptible tariff and transportation gas services.

------     --------

           Services (continued)
           --------
           The Company's natural gas distribution business accounted for 89 percent of the total revenues generated by the Company in fiscal 1997, and 92 percent and 91 percent of the Company's total revenues in fiscals 1996 and 1995, respectively. The Company's revenues are affected by the cost of natural gas, economic conditions in the areas that the Company serves and weather conditions. Higher gas costs, which the Company is generally able to pass through to customers, may cause customers to conserve, or in the case of industrial customers, to use alternative energy sources. In recent years, however, regulatory changes at the federal level and excess supply in the natural gas industry have led to a national spot market for natural gas and an increase in the number of suppliers of natural gas.

           The Company's retail sales are seasonal and temperature- sensitive as the majority of the gas sold by the Company is used for heating. For the fiscal year ended September 30, 1997, more than 50 percent of the Company's total MCF of natural gas sales were made in the four-month period of December through March. Retail gas deliveries for fiscal 1997 were 10,804,045 MCF, as compared to 11,169,948 MCF and 9,961,877
           MCF in fiscals 1996 and 1995, respectively. The Company's actual heating degree days in fiscal 1997 were approximately 102 percent of normal, as compared with approximately 111 percent of normal in fiscal 1996 and approximately 90 percent of normal in fiscal 1995.

           In prior years, the Company and its public service subsidiaries sold and installed gas appliances and parts and offered servicing of such appliances. These unregulated activities did not contribute materially to the Company's consolidated gross revenues. Management's analysis during 1995 indicated that it is more cost effective to outsource gas appliance sales. Accordingly, the Company discontinued general merchandising operations during the fourth quarter of fiscal 1995.

           The risks and uncertainties that may affect the operations, performance, development and results of the Company's business include the following: (i) obtaining adequate rate relief from regulatory authorities on a timely basis; (ii) earning on a consistent basis an adequate return on invested capital; (iii) increasing expenses and labor costs and availability; (iv) price competition from alternate fuels; (v) volatility in the price of natural gas and propane; (vi) some uncertainty in the projected rate of growth of natural gas and propane requirements in the Company's service area; and (vii) general economic conditions both locally and nationally. In addition, the Company's business is seasonal in character and strongly influenced by weather conditions. Extreme changes in winter heating degree days from the normal or mean can have significant short-term impacts on revenues and gross margin. Management of the Company believes that the Company has the resources to deal successfully with these and other issues.

------     --------

           Suppliers
           ---------
           Effective November 1, 1993, the natural gas transportation pipelines supplying the Company, including Columbia Gas Transmission Corporation and Columbia Gulf Transmission Corporation (together "Columbia") and East Tennessee Natural Gas Company and Tennessee Gas Pipeline (together "East Tennessee"), have operated under Federal Energy Regulatory Commission ("FERC") Order 636. This Order 636 restructuring was the start of a new era in the natural gas industry when the responsibility of gas supply procurement and management was shifted from the pipeline companies to the local distribution companies and to other "shippers" of natural gas.

           The cornerstone of Order 636 is the "unbundling" of pipeline services to provide a number of choices to shippers. The Company can now elect to choose who it buys its gas from, how much storage gas to purchase, how much transportation capacity to keep and how much to release. The Company constantly monitors its gas requirements to minimize exposure to pipeline penalties for insufficient supplies or excessive gas injections. The Company's new "shipper" responsibilities are expected to bring increased scrutiny from the state commissions as they monitor the Company's gas purchasing practices to assure that a "least cost with adequate reliability" policy is followed. Accordingly, the Company has worked diligently to ensure its customers will have an economical and reliable gas supply. Management believes the relationships the Company has built with its suppliers as it constructed a supply portfolio will allow it to continue to attain this goal.

           The Company currently uses long-term (multi-year), mid-term (seasonal) and short-term (spot) gas purchases to meet its system requirements. The Company has entered into, or is in the process of entering into, long-term supply agreements to cover the majority of its firm transportation needs. Long-term suppliers currently include Amoco Energy Trading, Columbia Energy Services, and L,G&E Natural Gas. The Company has also entered into nine short-term contracts with seven natural gas suppliers to purchase approximately 2,149,000 DTH of natural gas at varying prices during the period October 1, 1997 through September 30, 1998. The Company has also provided notice of bid awards to two natural gas suppliers, and anticipates these notices to result in contracts to purchase an additional 1,703,000 DTH of natural gas at varying prices during fiscal year 1998.

           With the growth of the spot gas market, gas prices have developed a pronounced seasonal pattern, with summer to winter price swings of as much as 40 percent. The Company tries to take advantage of this opportunity by injecting lower-priced summer gas into its liquefied natural gas storage facility, which is capable of storing 220,000 DTH for use during peak winter periods. In addition, the Company has contracted for extensive storage reserves from Columbia, Tennessee Gas Pipeline and Virginia Gas Storage Company, with a combined total of

------     --------

           Suppliers (continued)
           ---------

           4,358,631 DTH of underground storage capacity for Roanoke and Bluefield. These reserves were available for summer 1997 storage injections using spot market supply. This increased storage capacity provides supply security with reduced exposure to potential supply interruptions. It also offers the Company the flexibility to balance supply with its highly-variable, weather-sensitive customer consumption patterns. In addition, the Company participates in pipeline capacity release programs to further minimize the cost of firm service to its customers by reselling pipeline capacity not needed during the warmer months.

           Columbia continues to be the Company's primary transporter of natural gas. Columbia historically has delivered two-thirds of Roanoke Gas' gas supply and 100 percent of Bluefield's gas supply. East Tennessee continues to be the Company's other major source of supply. Historically, East Tennessee has delivered one-third of the Company's natural gas supply. The rates paid for natural gas transportation and storage services purchased from Columbia and East Tennessee are established by tariffs approved by the FERC. These tariffs contain flexible pricing provisions which, in some instances, authorize these suppliers to reduce rates and charges to meet price competition.

           Having two major pipeline transporters, an adequate peak shaving facility and a number of underground storage options, the Company believes that it is well positioned to provide adequate gas supply for future customer growth. The Company has been, and will continue to be, flexible and creative as it markets its own transportation capacity and makes its gas purchasing decisions. The Company believes that Order 636 provides regulatory stability. Additionally, the increased opportunities available in a deregulated natural gas supply environment may result in additional market forces that establish gas prices and help keep them more consistent and competitive.

           Highland has entered into storage and purchase contracts for a substantial portion of its winter supply of propane. At September 30, 1997, Highland has three short-term contracts with propane suppliers for the purchase of 2,952,500 gallons of propane at varying prices per gallon during the period October 1, 1997 through September 30, 1998. Management believes these storage and purchase contracts will help control the effects of wholesale price swings during peak sales months and provide added supply security.

           In addition to storage contracts, Highland Propane has nine storage facilities, providing a combined total storage of 384,000 gallons. Management believes its propane supply strategies have made Highland well positioned to provide an adequate propane supply to current customers and allow for future customer growth.

------     --------

           Competition
           -----------
           The Company competes with other energy sources such as fuel oil, electricity and coal. Competition is intense among the competing energy sources and is based primarily on price. This is particularly true for industrial applications where sales are at risk to price competition in markets which may swing to residual and other fuel oils.

           Roanoke Gas and Commonwealth currently hold the only franchises and/or certificates of public convenience and necessity to distribute natural gas in their respective Virginia service areas. The franchises generally extend for multi-year periods and are renewable by the municipalities. Certificates of public convenience and necessity, which are issued by the Virginia Commission, are of perpetual duration, subject to compliance with regulatory standards.

           Bluefield Gas Company holds the only franchise to distribute natural gas in its West Virginia service area. Its franchise extends for a period of 30 years from August 23, 1979.

           Management anticipates that the Company will be able to renew all of its franchises when they expire. There can be no assurance, however, that a given jurisdiction will not refuse to renew a franchise or will not in connection with the renewal of a franchise, impose certain restrictions or conditions that could adversely affect the Company's business operations or financial condition.

           Supervision and Regulation
           --------------------------
           Roanoke Gas and its public service subsidiaries are subject to regulation at federal and state levels. Federally, the interstate gas transmission between Bluefield and Commonwealth is regulated by the FERC. At the state level, Roanoke Gas and its public service subsidiaries are regulated by the Virginia and West Virginia Commissions. Such regulation includes the prescription of rates and charges at which natural gas is sold to customers and the approval of agreements between or among affiliated companies involving the provision of goods and services and other corporate activities of the Company, including mergers, acquisitions and the issuance of securities. The Virginia Commission also grants certificates of public convenience and necessity to distribute natural gas in counties in the Commonwealth of Virginia. Bluefield's West Virginia operations are regulated by the West Virginia Commission, which regulates the rates at which natural gas may be sold, certain corporate activities of Bluefield and pipeline safety.

------     --------

           Supervision and Regulation (continued)
           --------------------------
           Roanoke Gas' and its public service subsidiaries' Virginia and West Virginia operations are further supervised by municipalities and localities which grant franchises for the placement of gas distribution pipelines and the operation of a gas distribution network.

           Both Roanoke Gas and Bluefield operated manufactured gas plants
           (MGPs) as a source of fuel for lighting and heating until the early 1950's. The process involved heating coal in a low-oxygen environment to produce a manufactured gas that could be distributed through Roanoke Gas' and Bluefield's pipeline systems to customers. A by-product of the process was coal tar, and the potential exists for on-site tar waste contaminants at both former plant sites. The extent of contaminants at these sites is unknown at this time, and the Company has not performed formal analysis at the Roanoke Gas MGP site. An analysis at the Bluefield site indicates some soil contamination. The Company, with concurrence of legal counsel, does not believe any events have occurred requiring regulatory reporting. Further, the Company has not received any notices of violation or liabilities associated with environmental regulations related to the MGP sites and is not aware of any off-site contamination or pollution as a result of these prior operations. Therefore, the Company has no plans for subsurface remediation at either of the MGP sites. Should the Company eventually be required to remediate either of the MGP sites, the Company will pursue all prudent and reasonable means to recover any related costs, including insurance claims and regulatory approval for rate case recognition of expenses associated with any work required. Based upon prior orders of the Virginia Commission related to environmental matters at other companies, Roanoke Gas believes it will be able to recover prudently incurred costs. Additionally, a stipulated rate case agreement between Bluefield and the West Virginia Commission recognizes Bluefield's right to defer MGP clean-up costs, should any be incurred, and to seek rate relief for such costs. If the Company eventually incurs costs associated with a required clean-up of either MGP site, the Company anticipates recording a regulatory asset for such clean-up costs which are anticipated to be recoverable in futur rates. Based on anticipated regulatory actions and current practices, management believes that any costs incurred related to the previously-mentioned environmental matters will not have a material effect on the Company's consolidated financial position.

------     --------

           Employees
           ---------
           At September 30, 1997, the Company had 155 full-time employees. As of that date, approximately 35 percent of the Company's full-time employees belonged to the Oil, Chemical and Atomic Workers International Union, AFL-CIO Local No. 3-515, which has entered into a collective bargaining agreement with the Company. The union has been in place at the Company since 1952. A new collective bargaining agreement became effective on August 1, 1997. That agreement will expire on July 31, 1998. The Company considers its employee relations to be satisfactory.

Item 2.    Properties.
------     ----------
           Roanoke Gas owns and operates five metering stations through which it measures and regulates the gas being delivered by its suppliers. The location and physical description of the properties are as follows:

           Plantation Station - Parcel on Virginia Highway #601 near point of intersection of Hershberger Road (Rt. 623) and Rt. 601 -
           1.590 acres.

           J. M. Mason Station - S/E corner of Lakeside Circle and east of Lot #4 of Mill Road subdivision just east of Kessler Mill Road - .842 acres.

           Sugarloaf Station - Parcel fronting on S/L of Rt. 686 and W/L of Lynnson Drive - .111 acres.

           Clearbrook Station - Parcel 356' west of Rt. 675 and 0.2 mile south of Rt. 220 - .255 acres.

           Cave Spring Station - N/L Route 221 just west of Route 688 - 3.93 acres.

           The network of distribution lines includes the cities of Roanoke and Salem, the Town of Vinton, and the counties of Roanoke, Montgomery, Botetourt and Bedford.

           Located in Botetourt County is a liquefied natural gas storage facility which has the capacity to hold 220,000 DTH of natural gas. The County issued Industrial Revenue Bonds to finance this facility. Roanoke Gas had a twenty-year lease on the facility with the option to purchase for a nominal amount. The lease expired May 1, 1991, and the facility was purchased by Roanoke Gas.

------     ----------

           Roanoke Gas' general and business offices and the maintenance and service departments are located in Roanoke, Virginia on an irregularly shaped parcel of land running from H. L. Lawson and Son, Inc. south to Norfolk Southern Computer Center fronting on Kimball Avenue to the west to the Norfolk Southern Railway yard. The land area is 8.3 acres.

           Bluefield Gas Company's main corporate office and warehouse is located on 6.09 acres at 4699 East Cumberland Road and consists of a one-story metal building with brick front. Bluefield owns a lot at 800 Pulaski Street, Bluefield, West Virginia. In addition, Bluefield owns two lots in the City of Bluefield, West Virginia, comprising approximately 1.23 acres, upon which its high pressure regulator stations are located.

           In West Virginia, Highland Propane owns an office, loading platform, garage and storage tank facility in Rainelle. The storage facility consists of two 18,000 gallon tanks, pumps and related equipment. A 30,000 gallon storage facility is also located in Ansted.

           Another storage facility, comprising two 30,000 gallon tanks, one 18,000 gallon tank, pumps and related equipment, is located on Bluefield Gas Company's property at 800 Pulaski Street, Bluefield, West Virginia.

           In Virginia, Highland Propane owns and operates six storage facilities. A facility at Thirlane Road, N.W. in Roanoke consists of two 30,000 gallon tanks. A second facility at Fort Chiswell, Virginia consists of two 30,000 gallon tanks. The third facility is located on the property of Consolidated Glass in Galax, Virginia and consists of one 30,000 gallon tank. A fourth storage facility is located in Craig County, Virginia, near the town of New Castle, and also consists of one 30,000 gallon tank. A fifth facility located in Floyd County, Virginia consists of one 30,000 gallon tank. A sixth facility is located on the property of Virginia Forging in Botetourt County, near the town of Buchanan, and consists of one 30,000 gallon tank.

           The Company considers present properties adequate. Additional distribution lines will be constructed as communities develop.

Item 3.    Legal Proceedings.
------     -----------------
           Not applicable.

Item 4.    Submission of Matters to a Vote of Security Holders.
------     ---------------------------------------------------
           There were no matters submitted to a vote of security holders during the fourth quarter of the year ended September 30, 1997.

           Executive Officers of the Registrant
           ------------------------------------
           Pursuant to General Instruction G(3) of Form 10-K, the following list is included as an unnumbered Item in Part I of this report in lieu of being included in the Proxy Statement for the Annual Meeting of Stockholders to be held on January 26, 1998.

           The names, ages and positions of all of the executive officers of Roanoke Gas as of September 30, 1997 are listed below with their business experience for the past five years. Officers are appointed annually by the Board of Directors at the meeting of directors immediately following the Annual Meeting of Stockholders. There are no family relationships among these officers, nor any agreement or understanding between any officer and any other person pursuant to which the officer was selected.

           Previous and present duties and responsibilities:

                                         Position and Business
   Name and Age                        Experience for Past Five Years
---------------------------  ---------------------------------------------------------
Frank A. Farmer, Jr., 65       January 1991 to present        Director, President
                                                                and Chief Executive
                                                                Officer


Roger L. Baumgardner, 55       January 1986 to present        Vice President,
                                                                Secretary and
                                                                Treasurer

Arthur L. Pendleton, 46        January 1991 to present        Vice President -
                                                                Operations


John B. Williamson, III, 43    January 1993 to present        Vice President -
                                                                Rates and Finance

                               April 1992 to January 1993     Director of Rates and
                                                                Finance

                               Prior to April 1992            County Administrator
                                                                of Botetourt County,
                                                                Virginia

J. David Anderson, 50          January 1986 to present        Assistant Secretary
                                                                and Assistant
                                                                Treasurer

                                  PART II
                                  -------
Item 5.     Market for Registrant's Common Equity and Related Stockholder
------      -------------------------------------------------------------
            Matters.
            -------
            The information set forth under the caption "Market Price and Dividend Information" on page 6 of the 1997 Annual Report to Stockholders is incorporated herein by reference.

Item 6.     Selected Financial Data.
------      -----------------------
            The information set forth under the caption "Selected Financial Data" on page 7 of the 1997 Annual Report to Stockholders is incorporated herein by reference.

Item 7.     Management's Discussion and Analysis of Financial Condition and
------      ---------------------------------------------------------------
            Results of Operations.
            ---------------------
            The information set forth under the captions "Review of Operations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 3 through 12 of the 1997 Annual Report to Stockholders is incorporated herein by reference.

Item 8.     Financial Statements and Supplementary Data.
------      -------------------------------------------
            The following consolidated financial statements of the registrant and the Independent Auditors' Report set forth on pages 13 through 31 of the 1997 Annual Report to Stockholders are incorporated herein by reference:

            1. Independent Auditors' Report

            2. Consolidated Balance Sheets as of September 30, 1997 and 1996

            3. Consolidated Statements of Earnings for the Years Ended September
               30, 1997, 1996 and 1995

            4. Consolidated Statements of Stockholders' Equity for the Years
               Ended September 30, 1997, 1996 and 1995

            5. Consolidated Statements of Cash Flows for the Years Ended
               September 30, 1997, 1996 and 1995

            6. Notes to Consolidated Financial Statements as of September 30,
               1997 and 1996 and Years Ended September 30, 1997, 1996 and 1995

Item 9.     Changes in and Disagreements with Accountants on Accounting and
------      ---------------------------------------------------------------
            Financial Disclosure.
            --------------------
            At its meeting on July 28, 1997, the Board of Directors of Roanoke Gas Company (the "Company"), upon recommendation of the Audit Committee, appointed Deloitte & Touche LLP as independent accountants to audit the financial statements of the Company and its subsidiaries for the years ending September 30, 1998, 1999 and 2000. KPMG Peat Marwick LLP ("KPMG") previously had served as the Company's certifying accountants since 1990. The Board of Directors solicited competitive bids from accountants interested in serving as the Company's auditor. From the bids received, the Audit Committee recommended Deloitte & Touche LLP to the Board of Directors.

            KPMG's auditors' report on the Company's financial statements for the past two fiscal years ended September 30, 1997 contained no adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. During the Company's two most recent fiscal years and the subsequent interim period through December 19, 1997, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of KPMG, would have caused it to make a reference to the subject matter of the disagreement in connection with its auditors' report.

                                 PART III
                                 --------
Item 10.    Directors and Executive Officers of the Registrant.
-------     --------------------------------------------------
            For information with respect to the executive officers of the registrant, see "Executive Officers of the Registrant" at the end of
            Part I of this report. For information with respect to the Directors of the registrant, see "Election of Directors" at pages 3 and 4 of the Proxy Statement for the Annual Meeting of Stockholders to be held January 26, 1998, which information is incorporated herein by reference. The information with respect to compliance with Section 16(a) of the Exchange Act, which is set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" at page 10 of the Proxy Statement for the Annual Meeting of Stockholders to be held January 26, 1998, is incorporated herein by reference.

Item 11.    Executive Compensation.
-------     ----------------------
            The information set forth under the captions "Executive Compensation," "Report of the Compensation Committee of the Board of Directors," and "Performance Graph" at pages 5 through 8 of the Proxy Statement for the Annual Meeting of Stockholders to be held January 26, 1998, is incorporated herein by reference.

Item 12.    Security Ownership of Certain Beneficial Owners and Management.
-------     --------------------------------------------------------------
            The information pertaining to stockholders beneficially owning more than five percent of the registrant's common stock and the security ownership of management, which is set forth under the captions "Voting Securities" and "Security Ownership of Management" on pages 2 and 3 of the Proxy Statement for the Annual Meeting of Stockholders to be held January 26, 1998, is incorporated herein by reference.

Item 13.    Certain Relationships and Related Transactions.
-------     ----------------------------------------------
            The information with respect to certain transactions with management of the registrant, which is set forth under the caption "Transactions with Management" at page 9 of the Proxy Statement for the Annual Meeting of Stockholders to be held on January 26, 1998, is incorporated herein by reference.

                                  PART IV
                                  -------
Item 14.    Exhibits, Financial Statement Schedules and Reports on Form 8-K.
-------     ---------------------------------------------------------------
            (a) List of documents filed as part of this report:

                  1. Financial statements:

                     All financial statements of the registrant as set forth under Item 8 of this Report on Form 10-K.

                  2. Financial statement schedules:

                     All schedules are omitted, as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes thereto.

                  3. Exhibits to this Form 10-K are as follows:

              Exhibit No. Description
              ----------  -----------
                3 (a) Articles of Incorporation, as amended, of Roanoke Gas Company

                3 (b)     Bylaws, as amended, of Roanoke Gas Company

                4 (a) Specimen copy of certificate for Roanoke Gas Company common stock, $5.00 par value (incorporated herein by reference to Exhibit 4(a) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1992)

Item 14.    Exhibits, Financial Statement Schedules and Reports on
-------     ------------------------------------------------------
            Form 8-K. (continued)
            --------
              Exhibit No. Description
              ----------  -----------
                4 (b) Article I of the Bylaws of Roanoke Gas Company (included in Exhibit 3(a) hereto)

                4 (c) Instruments defining the rights of holders of long-term debt (incorporated herein by reference to Exhibit 4(c) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1991)

                10(a) Firm Transportation Agreement between East Tennessee Natural Gas Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(a) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10(b) Interruptible Transportation Agreement between East Tennessee Natural Gas Company and Roanoke Gas Company dated July 1, 1991 (incorporated herein by reference to Exhibit 10(b) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10(c) NTS Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated October 25, 1994 (incorporated herein by reference to Exhibit 10(c) of the Annual Report on Form 10-K for the fiscal year ended September 30,

                10(d) SIT Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated November 30, 1993 (incorporated herein by reference to Exhibit 10(d) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10(e) FSS Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(e) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10(f) FTS Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(f) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

Item 14.    Exhibits, Financial Statement Schedules and Reports on
-------     ------------------------------------------------------
            Form 8-K. (continued)
            --------
              Exhibit No. Description
              ----------  -----------
                10(g) SST Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(g) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10(h) ITS Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(h) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10(i) FTS-1 Service Agreement between Columbia Gulf Transmission Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(i) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10(j) ITS-1 Service Agreement between Columbia Gulf Transmission Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(j) of the Annual Report on Form 10-K

                10(k) Gas Transportation Agreement, for use under FT-A rate schedule, between Tennessee Gas Pipeline Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(k) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10(l) Gas Transportation Agreement, for use under IT rate schedule, between Tennessee Gas Pipeline Company and Roanoke Gas Company dated September 1, 1993 (incorporated herein by reference to Exhibit 10(l) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                10(m) Gas Storage Contract under rate schedule FS (Production Area) Bear Creek II between Tennessee Gas Pipeline Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(m) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

Item 14.    Exhibits, Financial Statement Schedules and Reports on
-------     ------------------------------------------------------
            Form 8-K. (continued)
            --------
              Exhibit No. Description
              ----------  -----------

                10(n) Gas Storage Contract under rate schedule FS (Production Area) Bear Creek I between Tennessee Gas Pipeline Company and Roanoke Gas Company dated September 1, 1993 (incorporated herein by reference to Exhibit 10(n) of the Annual Report on Form 10-K for the fiscal year ended September 30,
                          1994)

                10(o) Certificate of Public Convenience and Necessity for Bedford County dated February 21, 1966 (incorporated herein by reference to Exhibit 10(o) of Registration Statement No. 33-36605, on
                          Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

                10(p) Certificate of Public Convenience and Necessity for Roanoke County dated October 19, 1965 (incorporated herein by reference to Exhibit 10(p) of Registration Statement No. 33-36605, on
                          Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

                10(q) Certificate of Public Convenience and Necessity for Botetourt County dated August 30, 1966 (incorporated herein by reference to Exhibit 10(q) of Registration Statement No. 33-36605, on
                          Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

                10(r) Certificate of Public Convenience and Necessity for Montgomery County dated July 8, 1985 (incorporated herein by reference to Exhibit 10(r) of Registration Statement No. 33-36605, on
                          Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

                10(s) Certificate of Public Convenience and Necessity for Tazewell County dated March 25, 1968 (incorporated herein by reference to Exhibit 10(s) of Registration Statement No. 33-36605, on
                          Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

Item 14.    Exhibits, Financial Statement Schedules and Reports on
-------     ------------------------------------------------------
            Form 8-K. (continued)
            --------
              Exhibit No. Description
              ----------  -----------
                10(t) Certificate of Public Convenience and Necessity for Franklin County dated September 8, 1964 (incorporated herein by reference to Exhibit 10(t) of Registration Statement No. 33-36605, on
                          Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

                10(u) Ordinance of the Town of Bluefield, Virginia dated August 25, 1986 (incorporated herein by reference to Exhibit 10(u) of Registration Statement
                          No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

                10(v) Ordinance of the City of Bluefield, West Virginia dated as of August 23, 1979 (incorporated herein by reference to Exhibit 10(v) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

                10(w) Resolution of the Council for the Town of Fincastle, Virginia dated June 8, 1970 (incorporated herein by reference to Exhibit 10(f) of Registration Statement No. 33-11383, on Form S-4, filed with the Commission on January 16,
                          1987)

                10(x) Resolution of the Council for the Town of Troutville, Virginia dated November 4, 1968 (incorporated herein by reference to Exhibit 10(g) of Registration Statement No. 33-11383, on Form S-4, filed with the Commission on January 16,
                          1987)

                10(y)* Consulting Agreement between Albert W. Buckley and Roanoke Gas Company dated February 20, 1992 (incorporated herein by reference to Exhibit 10(b)(b) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1992)

                10(z)* Consulting Contract between A. Anson Jamison and Roanoke Gas Company dated March 27, 1990 (incorporated herein by reference to
                          Exhibit 10(c)(c) of Registration Statement
                          No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

Item 14.    Exhibits, Financial Statement Schedules and Reports on
-------     ------------------------------------------------------
            Form 8-K. (continued)
            --------
              Exhibit No. Description
              ----------  -----------
             10(a) (a)    Contract between Roanoke Gas Company and
                          Diversified Energy Services, Inc. dated
                          December 18, 1978 (incorporated herein by reference to Exhibit 10(e)(e) of Registration
                          Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

             10(b) (b)    Service Agreement between Bluefield Gas Company
                          and Commonwealth Public Service Corporation dated
                          January 1, 1981 (incorporated herein by reference to Exhibit 10(f)(f) of Registration Statement
                          No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

             10(c) (c)*   Retirement Payment Agreement between Arthur T.
                          Ellett and Roanoke Gas Company dated April 6, 1972
                          (incorporated herein by reference to Exhibit
                          10(g)(g) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

             10(d) (d)*   Consulting Services Agreement between Edward C.
                          Dunbar and Roanoke Gas Company dated February 25, 1991
                          (incorporated herein by reference to Exhibit 10(h)(h) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1991)

             10(e) (e)*   Consultation Contract between Gordon C. Willis
                          and Roanoke Gas Company dated April 29, 1991
                          (incorporated herein by reference to Exhibit 10(i)(i) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1991)

             10(f) (f)    Gas Storage Contract under rate schedule FS
                          (Market Area) Portland between Tennessee Gas Pipeline
                          Company and Roanoke Gas Company dated November 1, 1993
                          (incorporated herein by reference to Exhibit 10(k)(k) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

Item 14.    Exhibits, Financial Statement Schedules and Reports on
-------     ------------------------------------------------------
            Form 8-K. (continued)
            --------
              Exhibit No. Description
              ----------  -----------
             10(g) (g)    FTS Service Agreement between Columbia Gas
                          Transmission Corporation and Bluefield Gas Company
                          dated November 1, 1993 (incorporated herein by
                          reference to Exhibit 10(l)(l) of the Annual Report on
                          Form 10-K for the fiscal year ended September 30,
                          1994)

             10(h) (h)    ITS Service Agreement between Columbia Gas
                          Transmission Corporation and Bluefield Gas Company
                          dated November 1, 1993 (incorporated herein by
                          reference to Exhibit 10(m)(m) of the Annual Report on
                          Form 10-K for the fiscal year ended September 30,
                          1994)

             10(i)  (i)   FSS Service Agreement between Columbia Gas
                          Transmission Corporation and Bluefield Gas Company
                          dated November 1, 1993 (incorporated herein by
                          reference to Exhibit 10(n)(n) of the Annual Report on
                          Form 10-K for the fiscal year ended September 30,
                          1994)

             10(j) (j)    SST Service Agreement between Columbia Gas
                          Transmission Corporation and Bluefield Gas Company
                          dated November 1, 1993 (incorporated herein by
                          reference to Exhibit 10(o)(o) of the Annual Report on
                          Form 10-K for the fiscal year ended September 30,
                          1994)

             10(k) (k)    FTS-1 Service Agreement between Columbia Gulf
                          Transmission Company and Bluefield Gas Company dated
                          November 1, 1993 (incorporated herein by reference to Exhibit 10(p)(p) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

             10(l) (l)*   Roanoke Gas Company Key Employee Stock Option
                          Plan (incorporated herein by reference to Exhibit
                          10(q)(q) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1995)

             10(m) (m)*   Roanoke Gas Company Stock Bonus Plan
                          (incorporated herein by reference to Exhibit 10(r)(r) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1995)

             10(n) (n)    Gas Franchise Agreement between the Town of
                          Vinton, Virginia, and Roanoke Gas Company dated July
                          2, 1996 (incorporated herein by reference to Exhibit
                          10(n)(n) of Annual Report on Form 10-K for the fiscal year ended September 30, 1996)

Item 14.    Exhibits, Financial Statement Schedules and Reports on
-------     ------------------------------------------------------
            Form 8-K. (continued)
            --------
              Exhibit No. Description
              ----------  -----------

             10(o) (o)    Gas Franchise Agreement between the City of Salem,
                          Virginia, and Roanoke Gas Company dated July 9, 1996
                          (incorporated herein by reference to Exhibit 10(o)(o) of Annual Report on Form 10-K for the fiscal year ended September 30, 1996)

             10(p) (p)    Gas Franchise Agreement between the City of
                          Roanoke, Virginia, and Roanoke Gas Company dated July
                          12, 1996 (incorporated herein by reference to Exhibit
                          10(p)(p) of Annual Report on Form 10-K for the fiscal year ended September 30, 1996)


             10(q) (q)*   Consulting Agreement between W. Bolling Izard and
                          Roanoke Gas Company dated January 27, 1997

             10(r) (r)*   Roanoke Gas Company Restricted Stock Plan for
                          Outside Directors

                 13 1997 Annual Report to Stockholders (such report, except to the extent incorporated herein by reference, is being furnished for the information of the Commission only and is not to be deemed filed as part of this Annual Report on Form 10-K)

                 21 Subsidiaries of the Company (incorporated herein by reference to Exhibit (22) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

                 23       Accountants' Consent

                 27       Financial Data Schedule

                 99       Letter of KPMG Peat Marwick
         ---------------------
              *Management contract or compensatory plan or agreement required to be filed as an Exhibit to this Form 10-K pursuant to Item 14(c).


            (b) Reports on Form 8-K:

                  Form 8-K dated July 28, 1997 reporting a change in the Company's principal accountants for fiscal years 1998, 1999 and 2000.

                  Form 8-K dated September 8, 1997 reporting the acquisition of assets of U.S. Gas, Inc.

                                SIGNATURES
                                ----------



Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

            ROANOKE GAS COMPANY




            By: /s/ Roger L. Baumgardner            12/19/97
                ----------------------------        --------
                Roger L. Baumgardner                  Date
                Vice President, Secretary and
                  Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/F. A. Farmer, Jr.       12/19/97   President, Chief Executive Officer and
-----------------------------------
Frank A. Farmer, Jr.        Date      Director


/s/John B. Williamson, III 12/19/97   Vice President - Rates and Finance
------------------------------------
John B. Williamson, III     Date      (Principal Financial Officer)


/s/Roger L. Baumgardner    12/19/97   Vice President, Secretary and
------------------------------------
Roger L. Baumgardner       Date       Treasurer (Principal Accounting
                                      Officer)


/s/Lynn D. Avis            12/19/97   Director
------------------------------------
Lynn D. Avis               Date


/s/Abney S. Boxley, III    12/19/97   Director
------------------------------------
Abney S. Boxley, III       Date


/s/Frank T. Ellett         12/19/97   Director
------------------------------------
Frank T. Ellett            Date


/s/Wilbur L. Hazlegrove    12/19/97   Director
------------------------------------
Wilbur L. Hazlegrove       Date


/s/J. Allen Layman         12/19/97   Director
------------------------------------
J. Allen Layman            Date


/s/John H. Parrott         12/19/97   Director
------------------------------------
John H. Parrott            Date


/s/Thomas L. Robertson     12/19/97   Director
------------------------------------
Thomas L. Robertson        Date

/s/S. Frank Smith          12/19/97    Director
------------------------------------
S. Frank Smith             Date

                            INDEX TO EXHIBITS
                            -----------------

Exhibit No.   Description
-----------   -----------
3 (a)         Articles of Incorporation, as amended, of
              Roanoke Gas Company

3 (b)         Bylaws, as amended, of Roanoke Gas Company

4 (a) Specimen copy of certificate for Roanoke Gas Company common stock, $5.00 par value (incorporated herein by reference to Exhibit 4(a) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1992)

4 (b)         Article I of the Bylaws of Roanoke Gas Company (included in
              Exhibit 3(a) hereto)

4 (c) Instruments defining the rights of holders of long-term debt (incorporated herein by reference to Exhibit 4(c) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1991)

10 (a)        Firm Transportation Agreement between East Tennessee Natural
              Gas Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(a) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10 (b) Interruptible Transportation Agreement between East Tennessee Natural Gas Company and Roanoke Gas Company dated July 1, 1991 (incorporated herein by reference to Exhibit 10(b) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10 (c) NTS Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated October 25, 1994 (incorporated herein by reference to Exhibit 10(c) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10 (d) SIT Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated November 30, 1993 (incorporated herein by reference to Exhibit 10(d) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10 (e) FSS Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(e) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10 (f) FTS Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(f) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10 (g) SST Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(g) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10 (h) ITS Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(h) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10 (i) FTS-1 Service Agreement between Columbia Gulf Transmission Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(i) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10 (j) ITS-1 Service Agreement between Columbia Gulf Transmission Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(j) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10 (k) Gas Transportation Agreement, for use under FT-A rate schedule, between Tennessee Gas Pipeline Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(k) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10 (l) Gas Transportation Agreement, for use under IT rate schedule, between Tennessee Gas Pipeline Company and Roanoke Gas Company dated September 1, 1993 (incorporated herein by reference to Exhibit 10(l) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10 (m) Gas Storage Contract under rate schedule FS (Production Area) Bear Creek II between Tennessee Gas Pipeline Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(m) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10 (n) Gas Storage Contract under rate schedule FS (Production Area) Bear Creek I between Tennessee Gas Pipeline Company and Roanoke Gas Company dated September 1, 1993 (incorporated herein by reference to Exhibit 10(n) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

10 (o) Certificate of Public Convenience and Necessity for Bedford County dated February 21, 1966 (incorporated herein by reference to Exhibit 10(o) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10 (p)        Certificate of Public Convenience and Necessity for Roanoke
              County dated October 19, 1965 (incorporated herein by reference to Exhibit 10(p) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10 (q) Certificate of Public Convenience and Necessity for Botetourt County dated August 30, 1966 (incorporated herein by reference to Exhibit 10(q) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10 (r) Certificate of Public Convenience and Necessity for Montgomery County dated July 8, 1985 (incorporated herein by reference to
              Exhibit 10(r) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19,
              1990)

10 (s) Certificate of Public Convenience and Necessity for Tazewell County dated March 25, 1968 (incorporated herein by reference to Exhibit 10(s) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10 (t) Certificate of Public Convenience and Necessity for Franklin County dated September 8, 1964 (incorporated herein by reference to Exhibit 10(t) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10 (u) Ordinance of the Town of Bluefield, Virginia dated August 25, 1986 (incorporated herein by reference to Exhibit 10(u) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10 (v) Ordinance of the City of Bluefield, West Virginia dated as of August 23, 1979 (incorporated herein by reference to Exhibit 10(v) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19,
              1990)

10 (w) Resolution of the Council for the Town of Fincastle, Virginia dated June 8, 1970 (incorporated herein by reference to Exhibit 10(f) of Registration Statement No. 33-11383, on Form S-4, filed with the Commission on January 16, 1987)

10 (x) Resolution of the Council for the Town of Troutville, Virginia dated November 4, 1968 (incorporated herein by reference to Exhibit 10(g) of Registration Statement No. 33-11383, on Form S-4, filed with the Commission on January 16, 1987)

10 (y)*       Consulting Agreement between Albert W. Buckley and Roanoke
              Gas Company dated February 20, 1992 (incorporated herein by reference to Exhibit 10(b)(b) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1992)

10 (z)* Consulting Contract between A. Anson Jamison and Roanoke Gas Company dated March 27, 1990 (incorporated herein by reference to Exhibit 10(c)(c) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10 (a) (a)    Contract between Roanoke Gas Company and Diversified
              Energy Services, Inc. dated December 18, 1978 (incorporated herein by reference to Exhibit 10(e)(e) of Registration Statement No.
              33-36605, on Form S-2, filed with the Commission on August 29,
              1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10 (b) (b)    Service Agreement between Bluefield Gas Company and
              Commonwealth Public Service Corporation dated January 1, 1981
              (incorporated herein by reference to Exhibit 10(f)(f) of Registration Statement No. 33-36605, on Form S-2, filed with the
              Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10 (c) (c)*   Retirement Payment Agreement between Arthur T. Ellett and
              Roanoke Gas Company dated April 6, 1972 (incorporated herein by reference to Exhibit 10(g)(g) of Registration Statement No.
              33-36605, on Form S-2, filed with the Commission on August 29,
              1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

10 (d) (d)*   Consulting Services Agreement between Edward C. Dunbar
              and Roanoke Gas Company dated February 25, 1991 (incorporated herein by reference to Exhibit 10(h)(h) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1991)

10 (e) (e)*   Consultation Contract between Gordon C. Willis and
              Roanoke Gas Company dated April 29, 1991 (incorporated herein by reference to Exhibit 10(i)(i) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1991)

10 (f) (f)    Gas Storage Contract under rate schedule FS (Market Area)
              Portland between Tennessee Gas Pipeline Company and Roanoke Gas
              Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(k)(k) of the Annual Report on Form 10- K for the fiscal year ended September 30, 1994)

10 (g) (g)    FTS Service Agreement between Columbia Gas Transmission
              Corporation and Bluefield Gas Company dated November 1, 1993
              (incorporated herein by reference to Exhibit 10(l)(l) of the
              Annual Report on Form 10-K for the fiscal year ended September 30,
              1994)

10 (h) (h)    ITS Service Agreement between Columbia Gas Transmission
              Corporation and Bluefield Gas Company dated November 1, 1993
              (incorporated herein by reference to Exhibit 10(m)(m) of the
              Annual Report on Form 10-K for the fiscal year ended September 30,
              1994)

10 (i) (i)    FSS Service Agreement between Columbia Gas Transmission
              Corporation and Bluefield Gas Company dated November 1, 1993
              (incorporated herein by reference to Exhibit 10(n)(n) of the
              Annual Report on Form 10-K for the fiscal year ended September 30,
              1994)

10 (j) (j)    SST Service Agreement between Columbia Gas Transmission
              Corporation and Bluefield Gas Company dated November 1, 1993
              (incorporated herein by reference to Exhibit 10(o)(o) of the
              Annual Report on Form 10-K for the fiscal year ended September 30,
              1994)

10 (k) (k)    FTS-1 Service Agreement between Columbia Gulf
              Transmission Company and Bluefield Gas Company dated November 1,
              1993 (incorporated herein by reference to Exhibit 10(p)(p) of the Annual Report on Form 10-K for the fiscal year ended September
              30, 1994)

10 (l) (l)*   Roanoke Gas Company Key Employee Stock Option Plan
              (incorporated herein by reference to Exhibit 10(q)(q) of the Annual Report on Form 10-K for the fiscal year ended September
              30, 1995)

10 (m) (m)*   Roanoke Gas Company Stock Bonus Plan (incorporated
              herein by reference to Exhibit 10(r)(r) of the Annual Report on Form 10- K for the fiscal year ended September 30, 1995)

10 (n) (n)    Gas Franchise Agreement between the Town of Vinton,
              Virginia, and Roanoke Gas Company dated July 2, 1996
              (incorporated herein by reference to Exhibit 10(n)(n) of Annual
              Report on Form 10-K for the fiscal year ended September 30, 1996)

10 (o) (o)    Gas Franchise Agreement between the City of Salem,
              Virginia, and Roanoke Gas Company dated July 9, 1996
              (incorporated herein by reference to Exhibit 10(o)(o) of Annual
              Report on Form 10-K for the fiscal year ended September 30, 1996)

10 (p) (p)    Gas Franchise Agreement between the City of Roanoke,
              Virginia, and Roanoke Gas Company dated July 12, 1996
              (incorporated herein by reference to Exhibit 10(p)(p) of Annual
              Report on Form 10-K for the fiscal year ended September 30, 1996)

10 (q) (q)*   Consulting Agreement between W. Bolling Izard and Roanoke Gas
              Company dated January 27, 1997

10 (r) (r)*   Roanoke Gas Company Restricted Stock Plan for Outside
              Directors

13 1997 Annual Report to Stockholders (such report, except to the extent incorporated herein by reference, is being furnished for the information of the Commission only and is not to be deemed filed as part of this Report on Form 10-K)

21 Subsidiaries of the Company (incorporated herein by reference to Exhibit (22) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

23            Accountants' Consent

27            Financial Data Schedule

99            Letter of KPMG Peat Marwick LLP

-----------------------------
  *Management contract or compensatory plan or agreement required to be filed as an Exhibit to this Form 10-K pursuant to Item 14(c).

                                                                    EXHIBIT 3(A)

                          ARTICLES OF AMENDMENT
                         ----------------------
                    OF THE ARTICLES OF INCORPORATION
                    --------------------------------
                         OF ROANOKE GAS COMPANY
                         ----------------------


      Pursuant to Section 13.1-710 of the Code of Virginia, the Articles of Amendment of the Articles of Incorporation of Roanoke Gas Company are hereby set forth as follows:

      A.   The name of the Corporation is Roanoke Gas Company.

      B. The Amendment of the Articles of Incorporation is as follows:

      Article Fourth of the Articles of Incorporation is amended by deleting existing Article Fourth and substituting in lieu thereof:

                 "Fourth: (a) The number of directors of the Corporation, not less than seven nor more than eleven, shall be fixed by the Bylaws and, in the absence of a Bylaw fixing the number, shall be nine. Upon the adoption of this Article Fourth, the directors shall be divided into three classes (A, B and C) as nearly equal in number as possible. The initial term of office for members of Class A shall expire at the annual meeting of shareholders in 1998; the initial term of office for members of Class B shall expire at the annual meeting of shareholders in 1999; and the initial term of office for members of Class C shall expire at the annual meeting of shareholders in 2000. At each annual meeting of shareholders following such initial classification and election, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election and shall continue to hold office until their respective successors are elected and qualify. In the event of any increase or decrease in the number of directors fixed by the Bylaws, any newly-created directorships or any decrease in directorships shall be so apportioned among the classes by the Board of Directors so as to make all classes as nearly equal in number as possible.

           (b) Newly-created directorships resulting from an increase in the number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office, or other cause shall be filled by the affirmative vote of a majority of the directors then in office, whether or not a quorum. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. A director may be removed from office only for cause."

      C. The Amendment was adopted at the Annual Meeting of Shareholders held on January 27, 1997.

      D. The Amendment was proposed by the Board of Directors of the Corporation and submitted to the shareholders in accordance with the requirements of the Virginia Stock Corporation Act.

      E. The only voting group entitled to vote on the Amendment is the holders of the Corporation's common stock. As of November 22, 1996, the record date for the Annual Meeting, there were 1,483,462 shares of common stock of the Corporation issued and outstanding and entitled to vote. 1,035,254 votes were cast "for" the Amendment, and 16,931 votes were withheld or cast "against" such Amendment. The number of votes cast "for" the Amendment was sufficient for approval of the Amendment by the shareholders.

      EXECUTED this 29th day of January, 1997, on behalf of Roanoke Gas Company, by its President.


                                 ROANOKE GAS COMPANY



                                 By:   s/Frank A. Farmer
                                       ---------------------------------
                                       Frank A. Farmer, Jr., President

                        COMMONWEALTH OF VIRGINIA
                      STATE CORPORATION COMMISSION


                            February 5, 1997

The State Corporation Commission has found the accompanying articles submitted on behalf of

ROANOKE GAS COMPANY

to comply with the requirements of law, and confirms payment of all related fees.

Therefore, it is ORDERED that this

CERTIFICATE OF AMENDMENT

be issued and admitted to record with the articles of amendment in the Office of the Clerk of the Commission, effective February 5, 1997 at 12:30 PM.

The corporation is granted the authority conferred on it by law in accordance with the articles, subject to the conditions and restrictions imposed by law.


                                 STATE CORPORATION COMMISSION

                                 By    T. V. Morrison, Jr.
                                       -------------------------
                                       Commissioner



AMENACPT
CIS20318
97-02-03-0198

                          ARTICLES OF AMENDMENT
                    OF THE ARTICLES OF INCORPORATION
                         OF ROANOKE GAS COMPANY


      Pursuant to Section 13.1-710 of the Code of Virginia, the Articles of Amendment of the Articles of Incorporation of Roanoke Gas Company are hereby set forth as follows:

      (a) The name of the Corporation is ROANOKE GAS COMPANY.

      (b) Paragraph "Third" of the Articles of Incorporation, as amended, shall be amended to read in its entirety as follows:

                 "Third: The aggregate number of shares which the corporation shall have the authority to issue and the par value per share are as follows:

                                                  Par Value
           Class      Number of Shares            Per Share
           -----      ----------------            ---------

           Common         3,000,000                 $5.00"

      (c) New paragraph "Fifth" shall be added to the Articles of Incorporation, as amended, to read as follows:

                 "Fifth:  No shareholder shall have any
           preemptive or preferential right to subscribe for or acquire unissued shares of the corporation's capital stock, or any security convertible into or carrying a right to subscribe for or acquire shares of the corporation's capital stock, when issued."

      (d) Both of the amendments were adopted at a Special Meeting of the Corporation's shareholders held on March 23, 1992.

      (e) Each amendment was proposed by the Board of Directors of the Corporation and submitted to the shareholders in accordance with the requirements of the Virginia Stock Corporation Act.

      (f) The only voting group entitled to vote on the amendments is the holders of the Corporation's common stock. As of February 7, 1992, the record date for the Special Meeting, there were 631,551 shares of common stock of the Corporation issued and outstanding. 499,092 votes were cast "For" the amendment to paragraph "Third" increasing the Corporation's authorized common stock, and 34,818 votes were withheld or cast "Against" that amendment. 473,597 votes were cast "For" the amendment adding paragraph "Fifth" to delete preemptive rights of shareholders, and 37,975 votes were withheld or cast "Against" that amendment. The number of votes cast "For" each amendment was sufficient for approval of the amendment by the shareholders.

      EXECUTED this 23rd day of March, 1992, on behalf of Roanoke Gas Company, by its President.

                                 ROANOKE GAS COMPANY

                                 By:   s/Frank A. Farmer, Jr.
                                       -------------------------
                                          Frank A. Farmer, Jr.
                                          President

                        COMMONWEALTH OF VIRGINIA
                      STATE CORPORATION COMMISSION


                             March 24, 1992

The State Corporation Commission has found the accompanying articles submitted on behalf of

ROANOKE GAS COMPANY

to comply with the requirements of law, and confirms payment of all related fees.

Therefore, it is ORDERED that this

CERTIFICATE OF AMENDMENT

be issued and admitted to record with the articles of amendment in the Office of the Clerk of the Commission, effective March 24, 1992.

The corporation is granted the authority conferred on it by law in accordance with the articles, subject to the conditions and restrictions imposed by law.


                                 STATE CORPORATION COMMISSION

                                 By    s/[illegible signature]
                                       -------------------------
                                       Commissioner



AMENACPT
CIS20436
92-03-24-0506

                          ARTICLES OF AMENDMENT
                                   OF
                      THE ARTICLES OF INCORPORATION
                                   OF
                           ROANOKE GAS COMPANY

           a.    The name of the corporation is Roanoke Gas Company.
           b. Paragraph "THIRD" of the Articles of Incorporation of the corporation, as amended, reads in its entirety as follows:
                 "THIRD: The aggregate number of shares which the
           Corporation shall have the authority to issue and the par value per share are as follows:
                                                  Par Value
           Class            Number of Shares      Per Share
           -----            ----------------      ---------

           Common                1,000,000          $5.00"


           c. The Board of Directors of Roanoke Gas Company at a meeting held on August 22, 1977, found the foregoing amendment of its Articles of Incorporation to be in the best interests of the corporation and directed that it be submitted to a vote of the stockholders of the corporation at a Special Meeting called on October 19, 1977. Notice of the Special Meeting of Stockholders was given to each stockholder of record entitled to vote on September 16, 1977, in the manner and within the time provided by the Virginia Stock Corporation Act, which notice included a copy of the amendment, and the amendment was adopted by requisite vote of the stockholders at the Special Meeting of Stockholders of the corporation held on October 19, 1977.

           d. The number of shares of the one class of common stock of the corporation outstanding and entitled to vote on the amendment was 188,057.

           e. The number of shares voted for adoption of the amendment was 161,882 and against such amendment was 1,199.

           f. The foregoing amendment increases the aggregate number of shares authorized for issue from 200,000 to 1,000,000, but does not effect a change in the amount of the stated capital of the corporation.

           g. The foregoing amendment does not effect a restatement of the Articles of Incorporation.
                                       ROANOKE GAS COMPANY


                                       By   s/A. N. Buckley
                                            -----------------------
                                            Its President

                                       and

                                       By   s/E. C. Dunbar
                                            -----------------------
                                            Its Vice President - Finance
                                                and Secretary

                        COMMONWEALTH OF VIRGINIA
                      STATE CORPORATION COMMISSION

                                                  AT RICHMOND,
                                December 6, 1977

The accompanying articles having been delivered to the State Corporation Commission on behalf of

                           Roanoke Gas Company

and the Commission having found that the articles comply with the requirements of law and that all required fees have been paid, it is

      ORDERED that this CERTIFICATE OF AMENDMENT

be issued, and that this order together with the articles, be admitted to record in the office of the Commission; and that the corporation have the authority conferred on it by law in accordance with the articles, subject to the conditions and restrictions imposed by law.

      Upon the completion of such recordation, this order and the articles shall be forwarded for recordation in the office of the clerk of the

Circuit Court City of Roanoke

                                       STATE CORPORATION COMMISSION

                                       By   s/[illegible signature]
                                            -----------------------
                                            Commissioner


VIRGINIA:

       In the Clerk's Office of the Circuit Court City of Roanoke


      The foregoing certificate (including the accompanying articles) has been duly recorded in my office this 19th day of December, 1977 and is now returned
                                ----        --------------
to the State Corporation Commission by certified mail.

                                       s/WALKER R. CARTER, JR., Clerk
                                       ------------------------------------
                                       By: s/Brenda Scott         Clerk

                          ARTICLES OF AMENDMENT
                                   OF
                           ROANOKE GAS COMPANY

      A.   The name of the corporation is ROANOKE GAS COMPANY.

      B. The amendments so adopted are as follows:

           RESOLVED that it is in the best interests of Roanoke Gas Company that its Articles of Incorporation (Association) be amended and restated so that they shall read in their entirety as follows:

           First:     The name of the corporation is ROANOKE GAS COMPANY.

           Second: The purpose or purposes for which the corporation is organized and is authorized to pursue shall be to acquire, own, manage, control and conduct in the State of Virginia properties, systems and plants for the manufacture, storage, transmission, sale and delivery to the public, as a public service company, of gas, whether natural, manufactured or mixed, for power, heat, light and all other uses under such Certificates of Convenience and Necessity as have been or may in the future from time to time be granted to it by the State Corporation Commission of Virginia. In addition, the corporation may conduct in the State of Virginia any other business so far as the same may be related or incidental to its herein-stated business and purposes, and may further conduct in any other state such business as may be authorized or permitted by the laws thereof.

           Third:     The aggregate number of shares which the corporation
      shall have authority to issue and the par value per share are as follows:

                      Number           Par Value
           Class      Of Shares        Per Share
           -----      ---------        ---------

           Common     200,000          $5.00

           Fourth: The number of directors, not less than three, shall be fixed by the bylaws, and, in the absence of such a bylaw fixing the same, the number shall be eight.

      C. The Board of Directors of the corporation at its meeting held February 25, 1965, found the foregoing amendments in the best interests of the corporation and directed them to be submitted to a vote at the annual meeting of the stockholders of the corporation to be held April 6, 1965; written notice of the stockholders' meeting was given to each stockholder of record entitled to vote at said meeting on March 8, 1965 (more than 25 days prior to the April 6, 1965 meeting date); the foregoing notice was given in the manner provided by the Virginia Stock Corporation Act and was accompanied by a copy of the proposed amendments; and said amendments were adopted by the stockholders of the corporation on April 6, 1965.

      D. The number of shares of the corporation outstanding and the number of shares entitled to vote thereon is 155,697 shares of common stock. No other class of shares of the corporation is outstanding.

      E. 125,593 shares of common stock of the corporation voted for the amendments; and no shares of the common stock voted against the amendments.

      F. The amendments do not effect a change in the amount of stated capital of the corporation.

      G. The amendments do effect a restatement in their entirety of the Articles of Incorporation of the corporation, and the amount of stated capital of the corporation on the effective date of such amendments is and will be $778,485.00

      WITNESS the signature of Roanoke Gas Company by its President and its corporate seal affixed hereto and attested by its Secretary, this 6th day of April, 1965.

                            ROANOKE GAS COMPANY


                            By   s/John C. Parrott
                                 -----------------------
                                       President

ATTEST:


s/E. C. Dunbar
--------------------
      Secretary


[Company seal appears here]

STATE OF VIRGINIA)
                 )to wit:
CITY OF ROANOKE  )

      I, Ruth T. Murphy, a Notary Public in and for the City of Roanoke, Virginia, do hereby certify that John C. Parrott, President of Roanoke Gas Company, whose name is signed to the foregoing Articles of Amendment bearing date the 6th day of April, 1965, has personally appeared before me and acknowledged the same in my City and State aforesaid.

      GIVEN under my hand this 6th day of April.


                            s/Ruth T. Murphy
                            -------------------------------------------
                                            Notary Public

My commission expires:

My Commission Expires August 3, 1967
------------------------------------

                        COMMONWEALTH OF VIRGINIA
                      STATE CORPORATION COMMISSION


                                            AT RICHMOND, April 9, 1965

The accompanying articles having been delivered to the State Corporation Commission on behalf of
                           Roanoke Gas Company

and the Commission having found that the articles comply with the requirements of law and that all required fees have been paid, it is

      ORDERED that this CERTIFICATE OF AMENDMENT AND RESTATEMENT be issued, and that this order, together with the articles, be admitted to record in the office of the Commission; and that the corporation have the authority conferred on it by law in accordance with the articles, subject to the conditions and restrictions imposed by law.

      Upon the completion of such recordation, this order and the articles shall be forwarded for recordation in the office of the clerk of the Hustings Court of the City of Roanoke.

                                 STATE CORPORATION COMMISSION

                                 By:   s/Jessee Dillon
                                       -------------------------
                                            Chairman



VIRGINIA:

   In the Clerk's Office of the Hustings Court of the City of Roanoke

The foregoing certificate (including the accompanying articles) has been duly recorded in my office this 20th day of April, 1965 and is now returned to the State Corporation Commission by certified mail.

                                 WALKER R. CARTER JR., CLERK
                                 ---------------------------------
                                 By: s/Ruth Keith     Deputy Clerk

                         ARTICLES OF ASSOCIATION
                                   of
                        ROANOKE GAS LIGHT COMPANY
                                  --0--

      KNOW ALL MEN BY THESE PRESENTS, That we do hereby make and sign these Articles of Association for the purpose of forming a corporation under and by virtue of the provisions of an Act of the General Assembly of Virginia, entitled "An Act Concerning Corporations", which became a law on the twenty-first day of May, 1903, and the several supplements thereto and acts amendatory thereof, for the purpose of purchasing, leasing or constructing, maintaining and operating works for the manufacture and sale of gas for light, heat or power, or for any and all other purposes, and to that end we do set forth, as follows:

                                   I.

      The name of this Corporation shall be Roanoke Gas Company.

                                   II.

      The nature and character of the works to be purchased, leased, constructed and otherwise acquired maintained, sold or otherwise disposed of is a plant or plants with machinery, equipment and appliances for the manufacture, production, receipt, storage and transmission of gas, including natural gas and mixed gases of all kinds, gas products, coke, coal tar, coal tar products and by-products, to be sold and supplied in Roanoke, Virginia, Roanoke County, Virginia, Botetourt County, Virginia, Montgomery County, Virginia, and Bedford County, Virginia, and all towns, cities, municipalities and settlements located in said counties, and to the public generally, for power, heat, light and all other uses, including, but not being limited to, domestic, commercial, industrial and governmental uses; the purposes being to manufacture, transmit, receive, store, sell, distribute and supply gas, natural gas and mixed gases of all kinds in Roanoke, Virginia, Roanoke County, Virginia, Botetourt County, Virginia, Montgomery County, Virginia, and Bedford County, Virginia, and towns, cities, municipalities and settlements located in said counties, and to operate a gas plant or plants at Roanoke, Virginia, or its vicinity; also to construct, maintain and operate works for receiving, holding, transmitting and distributing gas, natural gas and mixed gases of all kinds, and the incidental products of gas production; also to manufacture, buy, transmit, receive, sell and generally deal in gas, natural gas, mixed gases of all kinds, coke, coal tar, coal tar products and by-products, gas meters, pipes, stoves, burners and other appliances, machinery and fixtures pertaining to the production of and the use of gas, natural gas and mixed gases of all kinds, coke, coal tar, coal tar products and by-products; also to purchase and obtain, by any and all means, supplies of natural gas and mixed gases of all kinds, and to that end to acquire construct, maintain, operate, lease, sell and otherwise dispose of gas lines, including gas transmission lines and other fixtures, appliances and works necessary and convenient for procuring, carrying and distributing natural gas and mixed gases of all kinds; also to acquire, hold, use and dispose of all necessary lands, interests in lands, pipe lines, transmission lines, and all necessary and convenient facilities for the conduct of the purposes and objects above mentioned, with full power to mortgage, lease, sell or encumber any part or all of the property, works and franchises for the said objects and purposes; likewise to purchase, lease, sell or otherwise acquire the property, works and franchises or other corporations or companies of like or similar purposes, and generally to do all things relating to the control, operation, management and conduct of said purposes and objects.

      The said works are not local to any one city but are to be confined to the corporate limits of the City of Roanoke, Virginia, and the limits of Roanoke County, Virginia, Botetourt County, Virginia, Montgomery County, Virginia, and Bedford County, Virginia.

                                  III.

      The principal terminal places to and from which it is proposed to construct, purchase or otherwise acquire, maintain and operate said works are: the corporate limits of the City of Roanoke, Virginia, and limits of Roanoke County, Virginia, Botetourt County, Virginia, Montgomery County, Virginia, and Bedford County, Virginia, and all towns, cities, municipalities and settlements located in said counties, with the main or chief producing plant or plants and the main or chief receiving station or stations at the City of Roanoke, Virginia, or its vicinity, with auxiliary or supplemental producing, receiving or storing plants or stations and other integral parts of its plant or system at such other places as may become necessary or advantageous in the conduct of the affairs of the Company.

                                   IV.

      The proposed works are estimated and intended to be sufficient to furnish gas, natural gas and mixed gases of all kinds for heating, lighting, power and all other uses to the City of Roanoke, Virginia, and its inhabitants and residents tributary to the pipe lines which the Company owns and may construct within the said city, as well as to Roanoke County, Virginia, Botetourt County, Virginia, Montgomery County, Virginia, and Bedford County, Virginia, the inhabitants and residents therein, and all towns, cities, municipalities and settlements located in said counties, into which the Company has and may extend its pipe lines and facilities.

                                   V.

      The period for the duration of the corporation is unlimited.

                                   VI.

      The maximum amount of the capital stock of the corporation is to be 200,000 shares and the minimum amount of the capital stock is to be 10,000 shares, all of which shall be common stock divided into shares of the par value of $5.00 each.

                                  VII.

      The names and places of residence of the officers and directors, who, unless others are sooner chosen by the stockholders to act in their places, shall manage the affairs of the corporation for the first year, are as follows:

                                OFFICERS.
                                ---------

      Name.                      Office.             Residence.
      ----                       ------              ---------
Clarence H. Geist           President              Philadelphia, Pa.
W. H. Lewis                 Vice President         Roanoke, Va.
Joseph A. Slattery          Secretary & Treasurer  Philadelphia, Pa.

                               DIRECTORS.

      Name.                                          Residence.
      ----                                           ---------
Clarence H. Geist                                 Philadelphia, Pa.
W. H. Lewis                                       Roanoke, Va.
Joseph A. Slattery                                Philadelphia, Pa.
Canton Geist                                      Atlantic City, N.J.
H.S. Schutt                                       Wilmington, Del.


                                  VIII.

      The place in this State, in which its principal office will be located, is City of Roanoke, Virginia.

                                   IX.

      The Board of Directors of the said "Roanoke Gas Light Company" shall have the power to name and appoint any executive committee or other committees to be chosen from its membership, and may appoint within or without its membership, managers and agents for the corporation; and may vest in such agents, managers or committees, such authority as may be deemed advisable and advantageous to the said corporation; not, however, in conflict with the laws of this State.

      For the conduct or the business of the corporation and in providing for its financial organization, the said corporation:

      (a) May merge or consolidate its franchises, property or works with those of any corporation created for like purposes, as provided for in Chapter 5 of said "Act Concerning Corporations", or as may be hereafter allowed by law to similar corporations, and may purchase or lease the franchises, property and works, or any portion thereof, of such other corporation, or may sell or lease its franchises, property and works, or any part thereof, to any such other corporation;

      (b) May borrow money and make and issue bonds payable to bearer, or otherwise, with or without interest coupons attached; may make and issue notes or drafts for loans or for any other debts or obligations incurred by it for any of the purposes of the corporation; and may secure such loans by mortgage, or deed of trust, upon all or any part of its property, works and franchises.

      (c) The said Board of Directors may, whenever they deem proper, increase the issue of the capital stock of the corporation to the maximum limit hereinabove set out, or the limit of any amendment thereof, and may dispose of the additional issues at such prices, or for such consideration, and on such terms and conditions as they may deem best, having, however, fully complied with the provisions of Section 167 of the Constitution of this State, so far as applicable thereto.

      (d) And the said corporation may have and exercise all the general powers and be subject to all the restrictions conferred generally by Chapter 5 of said "Act Concerning Corporations" and the laws of this State so far as they are relative thereto; and shall have and may exercise all the special powers conferred upon corporations of like character by Chapter 3 of said "Act Concerning Corporations", and by the laws of this State, so far as not in conflict with this Act, and by all acts hereinafter passed supplementary thereto or amendatory thereof.

      GIVEN under our hands this 22nd day of March, 1912.

                                       CLARENCE H. GEIST

                                       W. H. LEWIS

                                       JOSEPH A. SLATTERY

                                       CARLTON GEIST

                                       H.S. SCHUTT

STATE OF VIRGINIA)
                   TO-WIT:
CITY OF ROANOKE  )

      I, J. A. Martin, a notary Public in and for the City of Roanoke, in the State of Virginia, do certify that Clarence H. Geist, W.H. Lewis, Joseph A. Slattery, Carlton Geist and H.S. Schutt, whose names are signed to the foregoing writing, bearing date the 22nd day of March, 1912, have each acknowledged the same before me in my City aforesaid.

      GIVEN under my hand this 22nd day of March, 1912.

                                            J.A. Martin,
                                            Notary Public

My commission expires July 11, 1914.

                                                                    EXHIBIT 3(B)
                                  BYLAWS

                                    OF

                            ROANOKE GAS COMPANY

                                  BYLAWS
                                    OF
                            ROANOKE GAS COMPANY

                                 ARTICLE I
                                 ---------


STOCKHOLDERS
------------

      Sec. 1.    The stockholders of this corporation shall be those who
appear on the books of the corporation as holders of one or more shares of any class of stock of the corporation.

      Sec. 2. The annual meeting of the stockholders shall be held annually on the fourth Monday in January of each year, if not a legal holiday, and if a legal holiday, then on the next succeeding day not a legal holiday, at such place and at such hour as may be provided by the Board of Directors or in the stated notice of the meeting.

      At such annual meetings there shall be an election of the Board of Directors for the ensuing year and the transaction of any business which may properly come before the meeting.

      If in any year the annual meeting shall not be held at the time designated herein, a meeting shall be held as soon as practicable after the time designated for the holding of the annual meeting and upon the same notice as required for an annual meeting, at which time the Board of Directors shall be elected and such other business may be transacted as might have been transacted at the annual meeting.

      Notice of meetings of stockholders shall be given to the extent and in the manner required by the Virginia Stock Corporation Act adopted in 1956, or as it may be amended from time to time hereafter (said Act being hereinafter sometimes called "Act"), and notice of either stockholders' meetings or directors' meetings may be waived to the extent and in the manner provided in said Act.

      Sec. 3.    Special meetings of the stockholders may be called by the
President, the Board of Directors, or by holders of not less than one-tenth of all the shares entitled to vote at the meeting, or otherwise as may be required by the Certificate of Incorporation.

      Sec. 4. Any action required under the law of Virginia to be taken at a meeting of the stockholders of the corporation, or any action which may be taken at a meeting of the stockholders, may be taken without a meeting if a consent in writing setting forth the action so taken shall be signed by all the stockholders entitled to vote with respect to the subject matter thereof.

      Such consent shall have the same force and effect as a unanimous vote of stockholders and may be stated as such in any article or document filed with the State Corporation Commission or others.

      Sec. 5. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders, or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the Board of Directors may provide that the stock transfer books shall be closed for a stated period, but not to exceed in any case seventy days. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than seventy days prior to the date on which the particular action requiring such determination of stockholders is to be taken.

      Sec. 6. Unless otherwise provided in the Articles of Incorporation, a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the stockholders. If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless the vote of a greater number or voting by classes is required under the applicable law of Virginia or the Articles of Incorporation, and except that in elections of directors those receiving the greatest numbers of votes shall be deemed elected, even though not receiving a majority. Less than a quorum may adjourn.

      Sec. 7. Each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of the stockholders, except to the extent that the voting rights of the shares of any class or classes are limited or denied by the Articles of Incorporation as permitted by the Act, and except as the Articles of Incorporation may confer on the holders of shares of any particular class or series the right to more than one vote per share, either generally or on particular matters. Where the Articles of Incorporation confer the right to more or less than one vote per share, any requirement in the Act for the affirmative vote of a specified proportion of the shares shall be deemed to refer to a like proportion of the votes eligible to be cast.

      A stockholder may vote either in person or by proxy executed in writing by the stockholder or by his duly authorized attorney in fact and shall have one vote for each share of stock which he is entitled to vote at such meeting. At each election for directors, every stockholder entitled to vote at such election shall have the right to vote in person or by proxy the number of shares owned by him for as many persons as there are directors to be elected at that time and for whose election he has a right to vote.

      Shares of stock of other corporations owned by this corporation may be voted in person by the President or a Vice President or by proxy executed by the President or a Vice President; provided, however, the Board of Directors may by resolution revoke such authority from time to time and thereby designate some other agent, attorney-in-fact, or proxy to vote such shares.

      Sec. 8. All meetings of the stockholders shall be presided over by the Chairman of the Board of Directors, if such office is filled, or, if there is no such officer or in the absence or inability to act of the Chairman of the Board, by the President, or, if the Chairman of the Board, if any, and the President are absent or unable to act, by the most senior Vice President present at the meeting, but if none of the foregoing are present and able to act, a Chairman shall be elected by the meeting. Such meetings shall be attended by the Secretary of the corporation, who shall act as Secretary of all such meetings if present. If the Secretary is absent at any meeting, the Chairman shall appoint a Secretary of the meeting. The proceedings of all such meetings shall be verified by the signature of the Secretary of the meeting and approved by the Chairman.

                                ARTICLE II
                                -----------

DIRECTORS
---------

      Sec. 1.    The business and affairs of the corporation shall be managed by the Board of Directors, subject to any requirement of stockholder action made by the Act or the Articles of Incorporation.

      Sec. 2. The Board of Directors shall consist of nine members. The number of directors may be increased or decreased from time to time within the variable range established by the Articles. At each Annual Meeting of Stockholders, the number of directors equal to the number of the class whose term expires at the time of such meeting shall be elected to hold office until the third succeding annual meeting, and until their successors shall have been elected and qualified. No decrease in the number of directors shall have the effect of shortening the term of any incumbent director. The normal retirement date for directors shall be the date of the Annual Meeting of Stockholders succeeding the director's 70th birthday.

      Sec. 3.    Any vacancy occurring in the Board of Directors, including a vacancy resulting from an increase in the number of directors, shall be filled by the affirmative vote of a majority of the remaining directors, whether or not a quorum.

      Sec. 4.    A majority of the number of directors fixed by the Bylaws
shall constitute a quorum for the transaction of business. The act of the majority of the directors present at a meeting, at which a quorum is present, shall be the act of the Board of Directors.

      Sec. 5. A meeting of the Board of Directors shall be held immediately after each annual meeting of the stockholders without other notice than is given by these Bylaws, at which meeting there shall be elected at least a President, a Treasurer and a Secretary, who shall hold such offices until the first meeting of the Board following the next annual meeting of the stockholders and until their successors are elected and qualify, unless sooner removed by the Board of Directors.

      The Board shall also annually (or from time to time as may be deemed desirable) elect one or more Vice Presidents and any other officers, agents or factors or fill any vacancy as it may deem necessary, who shall hold office until others are elected and qualify in their stead, subject to removal by the Board at any time with or without cause.

      The same person may hold one or more offices, except that the same person may not serve as both President and Secretary.

      Sec. 6.    Meetings of the Board of Directors, regular or special, may be held at such times and places as it may designate.

      A special meeting may be called at any time by the President or by any three elected directors.

      Regular meetings of the Board of Directors may be held with or without notice. Notice of special meetings of the Board of Directors shall be mailed or telegraphed to each director at least three days prior to the date of the meeting, or notice may be waived in writing before, at or subsequent to any such meeting, and the presence of any director at a meeting shall be deemed a waiver of notice of such meeting. Neither the business to be transacted at nor the purpose of any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

      Members of the Board of Directors and all committees designated by said Board of Directors may participate in meetings of such Board or committees by means of a conference telephone or similar communications equipment whereby all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting. When such a meeting is conducted by means of a conference telephone or similar communications equipment, a written record shall be made of the action taken at such meeting.

      Sec. 7. The Board of Directors may, by resolution adopted by a majority of the number of directors fixed by these Bylaws, designate two or more directors to constitute an Executive Committee, which shall have and may exercise all of the authority of the Board of Directors, except to approve an amendment to the Articles of Incorporation or a plan of merger or consolidation.

      Other committees with limited authority may be designated by a resolution adopted by a majority of the directors present at a meeting at which a quorum is present.

      Sec. 8. The Board of Directors may appoint a Transfer Agent or a Transfer Agent and Registrar of Transfer and may require all certificates for each applicable class of stock to be authenticated by the Transfer Agent or by the Transfer Agent and Registrar, as the case may be, or as the Board may otherwise direct.

      Sec. 9.    A director may be removed from office only for cause.

      Sec. 10. Unless otherwise provided by the Articles of Incorporation of this corporation, any action required by the laws of Virginia to be taken at a meeting of the directors, or any action which may be taken at a meeting of the directors or of a committee, may be taken without a meeting if a consent in writing, setting forth the action, shall be signed either before or after such action by all of the directors, or all of the members of the committee, as the case may be. Such consent shall have the same force and effect as a unanimous vote.


                                ARTICLE III
                               ------------

OFFICERS - DUTIES AND POWERS
----------------------------

      Sec. 1. The President shall be elected by the Board of Directors and shall preside at all meetings of the Board of Directors, unless there shall be a Chairman of the Board and such officer shall be present, in which event such Chairman shall so preside. In the absence of the Chairman of the Board of Directors, if any, the President and all Vice Presidents, a Chairman of the meeting shall be elected by the meeting.

      The President shall ex officio be a member of all committees, shall sign all certificates of stock and conveyances of real estate and other instruments in writing by law requiring the President's signature, and perform such other duties as may be required of him from time to time by the directors, and shall have the authority, powers and duties that are usually given such officer.

      Sec. 2. In the case of the absence of the President or of his inability to act, his duties shall be performed by any Vice President (in the event of more than one Vice President, the senior Vice President present and able to act shall be entitled to do so), who, in that event, shall execute any of the above powers of the President.

      Sec. 3.    The Secretary or Secretary-Treasurer shall attend all
meetings of the stockholders and directors and Executive Committee of the corporation and keep a full and accurate account of their proceedings in a book to be kept for that purpose.

      He shall, unless and until the Board of Directors appoints another person or corporation the Transfer Agent as hereinabove provided, act as the Transfer Agent of the corporation and maintain the stock books and addresses of the stockholders of the corporation. He shall be the custodian of the corporate seal of the corporation and shall fix and attest the seal, as authorized by the Board of Directors or the Bylaws of this corporation, to all certificates of stock and such other instruments requiring the seal. He shall also keep such other books, deeds, contracts and other valuable papers belonging to the corporation and perform such other duties as may be required of him by the President, the Board of Directors, or the Executive Committee.

      Sec. 4. The Treasurer or Secretary-Treasurer shall have the custody of all monies and securities of the corporation and shall deposit the same in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. He shall keep a full and accurate account of the receipts and disbursements of the corporation in books belonging to the corporation, and shall disburse the funds of the corporation by check or other warrant to be signed as prescribed by resolution of the Board of Directors. All books and papers in his care shall be always open to the inspection of the President or any director, as well as of any person whom the President or Board of Directors may appoint to examine such books and papers. He shall render such reports to the President or Board of Directors as may be required of him and shall perform such other duties as may be incident to his office or as may be required of him by the Board of Directors.

      He may be required by the directors at any time to give bond as the directors may designate.

      Sec. 5. Any person elected by the Board of Directors as an assistant to an officer, for example, an Assistant Secretary, shall, unless otherwise restricted by the Board of Directors and in all cases subordinate to the officer himself, have and exercise all of the rights, duties, functions and powers of such officer.

      Sec. 6. In the event of the absence of any officer of the corporation or his disqualification or inability to act where provision therefore is not expressly made by these Bylaws, the President may by written order, or the Board of Directors may by resolution, delegate the powers of such officer to any other officer or employee of the corporation.

      Sec. 7. Any officer or agent may be removed, with or without cause, at any time whenever the Board of Directors in its absolute discretion shall consider that the best interests of the corporation would be served thereby. Any officer or agent appointed otherwise than by the Board of Directors may be removed, with or without cause, at any time either by the Board of Directors or by any officer having authority to appoint whenever the Board of Directors of such appointing officer in its or his absolute discretion shall consider that the best interests of the corporation will be served thereby.

                                ARTICLE IV
                                ----------


INDEMNIFICATION OF OFFICERS AND DIRECTORS
-----------------------------------------

      Sec. 1. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) , judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in the manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgement, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.

      Sec. 2. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgement in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim. Issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

      Sec. 3. To the extent that a director, officer, employee or agent of this corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

      Sec. 4. Any indemnification under Sections 1 and 2 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections 1 and 2. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the shareholders.

      Sec. 5. Expenses (including attorneys' fees) incurred in defending an action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided in Section 4 upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this article.

      Sec. 6. The corporation shall have power to make any other or further indemnity, including criminal proceedings, to any person referred to in this section that may be authorized by the Articles of Incorporation or by any Bylaw made by the stockholders or any resolution adopted, before or after the event, by the stockholders, except an indemnity against his gross negligence or willful misconduct. Each such indemnity may continue as to a person who has ceased to have the capacity referred to above and may inure to the benefit of the heirs, executors and administrators of such a person.

      Sec. 7. The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this article.

      Sec. 8. For the purposes of this article, references to "corporation" include all constituent corporations absorbed in a consolidation or merger, as well as the resulting or surviving corporation, so that any person who is or was a director, officer, employee or agent of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this article with respect to the resulting or surviving corporation as he would if he had served the resulting or surviving corporation in the same capacity.


                                 ARTICLE V
                                 ---------

SEAL
----

      Sec. 1.    The seal of this corporation shall be as the impression made below:

                                ARTICLE VI
                                ----------

CHECKS, DRAFTS, NOTES, ETC.
---------------------------

      Sec. 1. All checks, drafts, notes and orders for the payment of money issued by the corporation shall be signed by such person or persons as the Board of Directors may from time to time designate, and any endorsement of such paper in the ordinary course of business shall be similarly made.


                                ARTICLE VII
                                -----------

NOTICE
------

      Sec. 1. Any notice mailed by the corporation to any director or stockholder shall be sufficient service of such notice when deposited in the United States mail, addressed to such stockholder or director at the address furnished by such stockholder or director to the corporation or its Transfer Agent, in the event an outside Transfer Agent has been appointed, with postage thereon prepaid.


                               ARTICLE VIII
                               ------------

STOCK, NOTES, BONDS AND DEBENTURES
----------------------------------

      Sec. 1. The shares of the corporation shall be evidenced by certificates of each class of stock issued in numerical order, signed by the President or a Vice President and the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer, or any other officer authorized by these Bylaws or a resolution of the Board of Directors, and may (but need not) be sealed with the seal of the corporation or a facsimile thereof. The signatures of the officers upon a certificate may be facsimiles if the certificate is countersigned by a Transfer Agent or registered by a Registrar other than the corporation itself or an employee of the corporation.

      Sec. 2.    On any bond, note or debenture issued by the corporation
which is countersigned or otherwise authenticated by the signature of a trustee, the signatures of the officers of the corporation and its seal may be facsimiles.

      Sec. 3. In case any officer who has signed or whose facsimile signature has been placed upon a stock certificate or a bond, note or debenture shall have ceased to be such officer before such certificate or other such document is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of its issue.

      Sec. 4. Transfers of stock shall be made only upon the books of the corporation (whether maintained by the corporation or by a Transfer Agent, in the event one is appointed) and only by the person named in the certificate or by attorney lawfully constituted in writing and, subject to the provisions of
Section 6 hereof, only upon surrender of the certificate therefore. The Board of Directors may by resolution make reasonable regulations for the transfer of stock.

      Sec. 5. Registered stockholders only shall be entitled to be treated by the corporation as the holders in fact of the stock standing in their respective names, and the corporation shall not be bound to recognize any equitable or other claim to or interest in any shares on the part of any other person whether or not it shall have express or other notice thereof, except as expressly provided by the laws of Virginia.

      Sec. 6. In case of loss or destruction of any certificate of stock, another may be issued in its place upon proof of such loss or destruction, and upon the giving of a satisfactory bond of indemnity to the corporation in such sum as the directors may provide, not exceeding double the value of the stock.


                                ARTICLE IX
                                -----------

BOOKS AND RECORDS
-----------------

      Sec. 1. The Board of Directors shall determine from time to time whether, and, if allowed, when and under what conditions and regulations, the accounts and books of the corporation (except such as may by statute be specifically open to inspection), or any of them, shall be open to the inspection of the stockholders, and the stockholders' rights in this respect are and shall be restricted and limited accordingly.


                                 ARTICLE X
                                 ---------

AMENDMENT OF BYLAWS
-------------------

      Sec. 1. These Bylaws may be altered, amended or repealed and new Bylaws may be adopted by the Board of Directors; but Bylaws made or adopted by the Board of Directors may be repealed or changed and new Bylaws made by the stockholders, and the stockholders may prescribe that any Bylaw made by them shall not be altered, amended or repealed by the directors.











Effective:  Oct.  1, 1979
Amended:    Feb. 28, 1983 - Article 2, Section 2
Amended:    Oct. 22, 1984 - Article 2, Section 2
Amended:    Jun. 23, 1986 - Article 2, Section 2
Amended:    Oct. 31, 1990 - Article 1, Section 5
Amended:    Nov. 25, 1996 - Article 2, Section 2
Amended:    May 19, 1997 - Article 2, Section 2, 3, 9 and Article 3, Section 1

                                                                EXHIBIT 10(Q)(Q)

                           CONSULTATION CONTRACT


      This is an agreement signed this 27th day of January, 1997, between Roanoke Gas Company ("Company") and W. Bolling Izard ("Retired Director").

      In consideration of the premises and the mutual promises and covenants of the parties to this contract, it is agreed as follows:

      1. Engagement: The Company agrees to engage the Retired Director and the Retired Director agrees to serve the Company as a consultant.

      2. Term: The term of this agreement shall commence on February 1, 1997 and shall continue for ten years until January 31, 2007.

      3. Services: The Retired Director shall use his best efforts on a strictly part-time basis to consult with the Company and help the Company on such matters as the Company deems reasonably appropriate. By example, the Company may request the Retired Director to help the Company improve a business relationship with another business in the operating area of the Company, etc.

      4. Compensation: As compensation for the services to be rendered by the Retired Director, the Company shall pay the Retired Director compensation at the rate of $7,200.00 per year for each year this agreement is in effect, such compensation to be paid on a monthly basis on the first day of each month this agreement is in effect.

      5. Expenses: The Retired Director shall also be entitled to reimbursement for all reasonable expenses necessarily incurred by him in the performance of his duties upon presentation of a voucher indicating the amount and business purposes. Such expenses must normally be approved in advance by a person or persons designated by the Company.

      6. Termination: Either party may terminate this agreement upon any annual, anniversary date of signing of this agreement. Further, this agreement shall be terminated upon the death or complete disability of the Retired Director. The foregoing notwithstanding, this agreement shall be terminated upon the expiration of ten years from the anniversary date of signing of this agreement, whether or not the Retired Director is deceased or permanently disabled at that time. Finally, this agreement is immediately terminable by the Company, if the Retired Director directly or indirectly competes with the Company or reveals confidential information of the Company to an organization, person or entity which is directly or indirectly competing with the Company. Upon any termination under this agreement, the Retired Director shall be entitled to compensation through the date of termination.

      7. Successors and Assigns: This agreement shall inure to the benefit of and be binding upon the parties hereto; their successors and heirs.

      8. Applicable Law: This agreement shall be governed by the laws of Virginia.

                                        ROANOKE GAS COMPANY


                                        s/Frank A. Farmer
                                        ----------------------------------
                                             President

                                        s/W. Bolling Izard
                                        ---------------------------------
                                             Retired Director

                                                                EXHIBIT 10(R)(R)

                       ROANOKE GAS COMPANY
                      RESTRICTED STOCK PLAN
                      FOR OUTSIDE DIRECTORS


1.   Purpose

     The Roanoke Gas Company Restricted Stock Plan for Outside Directors (the "Plan") is intended to advance the interests of Roanoke Gas Company, its shareholders, and its affiliates by encouraging and enabling outside directors upon whose judgment, initiative and effort the Company relies for the successful conduct of its business, to acquire and retain a proprietary interest in the Company by ownership of its stock.

2.   Definitions

     The following definitions apply to this Plan and to the Election Forms:

     (a) Beneficiary or Beneficiaries means a person or persons or other entity designated on a Beneficiary Designation Form by a Participant to receive Company Stock under this Plan if the Participant dies. If there is no valid designation by the Participant, or if the designated Beneficiary or Beneficiaries fail to survive the Participant, the Participant's Beneficiary is the first of the following who survives the Participant: the Participant's spouse (the person legally married to the Participant when the Participant dies); the Participant's children in equal shares; the Participant's other surviving issue, per stirpes; the Participant's parents; and the Participant's estate.

     (b) Beneficiary Designation Form means a form acceptable to the Chairman of the Committee or his designee used by a Participant according to this Plan to name the Beneficiary or Beneficiaries who will receive all the Company Stock under this Plan if the Participant dies.

     (c) Board means the Board of Directors of the Company.

     (d) Change in Control means a change in control of a nature that would be required to be reported (assuming such event has not been "previously reported") in response to Item 1(a) of the Current Report on Form 8-K, as in effect on the date hereof, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"); provided that, notwithstanding the foregoing and without limitation, such a change in control shall be deemed to have occurred at such time as (i) any Person is or becomes the "beneficial owner" (as defined in Rule 13d-3 or Rule 13d-5 under the Exchange Act as in effect on the date hereof), directly or indirectly, of 20% or more of the combined voting power of the Company's voting securities; (ii) the incumbent Board ceases for any reason to constitute at least the majority of the Board, provided that any person becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least 75% of the directors comprising the incumbent Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without objection to such nomination) shall be, for purposes of this clause (ii), considered as though such person were a member of the incumbent Board; (iii) all or substantially all of the assets of the Company are sold, transferred or conveyed by any means, including, but not limited to, direct purchase or merger, if the transferee is not controlled by the Company, control meaning the ownership of more than 50% of the combined voting power of such entity's voting securities; or (iv) the Company is merged or consolidated with another corporation or entity and as a result of such merger or consolidation less than 75% of the outstanding voting securities of the surviving or resulting corporation or entity shall be owned in the aggregate by the former shareholders of the Company. Notwithstanding anything in the foregoing to the contrary, no Change in Control shall be deemed to have occurred for purposes of the Plan by virtue of any transaction (i) which results in a Participant or a group of Persons which includes the Participant, acquiring, directly or indirectly, 20% or more of the combined voting power of the Company's voting securities; or (ii) which results in the Company, any affiliate of the Company or any profit-sharing plan, employee stock ownership plan or employee benefit plan of the Company or any of its affiliates (or any trustee of or fiduciary with respect to any such plan acting in such capacity) acquiring, directly or indirectly, 20% or more of the combined voting power of the Company's voting securities.

     (e)  Committee means the Compensation Committee of the Board.

     (f)  Company means Roanoke Gas Company.

     (g)  Company Stock means the common stock, $5 par value of the Company.

     (h)  Compensation means a Member's Retainer Fee for the Deferral Year.

     (i) Election Form means a document governed by the provisions of Section 4 of this Plan, including the portion that is the related Beneficiary Designation Form, that applies to all of that Participant's shares of Restricted Stock under the Plan.

     (j)  Directors means those duly named members of the Board.

     (k) Election Date means the date established by this Plan as the date before which a Member must submit a valid Election Form to the Committee. For each Plan Year, the Election Date is July 31. However, for an individual who becomes a Member during a Plan Year, the Election Date is the thirtieth day following the date that he becomes a Member. Despite the two preceding sentences, the Committee may set an earlier date as the Election Date for any Plan Year.

     (l) Employee means an individual with whom either the Company or its affiliates has an employer-employee relationship as determined for Federal Insurance Contribution Act purposes and Federal Unemployment Tax Act purposes, including subsection 3401(c) of the Internal Revenue Code and regulations promulgated under that subsection.

     (m)  Members means Directors who are not simultaneously Employees.

     (n)  Participant means a Member during the Plan Year.

     (o)  Plan means the Company's Restricted Stock Plan for Outside
          Directors.

     (p) Plan Year means a fiscal year ending September 30 during which the Plan is in effect and during which a Member receives a portion or all of his Compensation in Restricted Stock hereunder.

     (q) Person means person within the meaning of Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934.

     (r) Restricted Stock means Company Stock issued to Participants under the Plan and subject to the vesting and nontransferability provision of the Plan.

     (s) Retainer Fee means that portion of a Director's Compensation that is fixed and paid without regard to his attendance at meetings.

3.   Restricted Stock Payments

     On the first day of each month during each Plan Year, forty percent (40%) of a Participant's Compensation for the month shall be paid in shares of Restricted Stock of the Company. In determining the number of shares to be issued pursuant to the preceding sentence, the Fair Market Value of the Restricted Stock under the Plan shall, for each calendar month, be calculated based on the closing sales price of the Company's common stock on the Nasdaq-NMS on the first day of the month, if the first day of the month is a trading day, or if not, the first trading day prior to the first day of the month.

4.   Additional Restricted Stock Election

     (a) Before each Plan Year's Election Date, each Member will be provided with an Election Form and a Beneficiary Designation Form. Subject to approval of the Board or the Committee, a Member may elect to receive up to 100% of his Compensation for the Plan Year in Restricted Stock.

     (b) An additional Restricted Stock election is valid when an Election Form is completed, signed by the electing Member, received by the Committee Chairman and approved by the Board or the Committee on or before the Election Date.

     (c) A Member may not revoke or amend an Election Form after the Election Date for the Plan Year. Any revocation before an Election Date is the same as a failure to submit an Election Form. Any writing signed by a Member expressing an intention to revoke his Election Form and delivered to a member of the Committee before the close of business on the relevant Election Date is a revocation.

5.   Vesting

     The shares of Restricted Stock of the Company issued under Section 3 and
Section 4 of this Plan shall vest only in the case of a Participant's death, disability, retirement (including not standing for reelection to the Board), or in the event of a Change in Control of the Company. There shall be no option to take cash in lieu of stock upon vesting of shares under this Plan.

6.   Nontransferability

     No share of Restricted Stock issued hereunder may be sold, transferred, assigned, or pledged by the Participant until such share has vested in accordance of the terms of this Plan. At the time the Restricted Stock vests, and, if the Participant has been issued legended certificates of Restricted Stock, upon the return of such certificates to the Company, a certificate for such vested shares shall be delivered to the Participant (or the Beneficiary designated by the Participant in the event of death), free of restrictive legend (other than any required by applicable securities laws). Notwithstanding the foregoing, no vested shares may be sold, transferred, assigned or pledged by the Participant (or the Beneficiary) unless six months have elapsed between the date of grant of the shares of Restricted Stock which have vested and the date of the sale, transfer, assignment or pledge of such vested shares.

7.   Forfeiture

     The shares of Restricted Stock issued under Section 3 and Section 4 of this Plan shall be forfeited to the Company upon a Member's voluntary resignation during his term on the Board, or removal for cause as a Director.

8.   Stock Certificates

     Stock certificates representing the Restricted Stock, together with stock powers or other instruments of assignment, each endorsed in blank, which will permit transfer to the Company of all or any portion of the Restricted Stock evidenced by such certificate in the event it is forfeited, shall be deposited by the recipient with the Company.

9.   Rights as Shareholder

     Subject to the terms of this Plan, the Participant, as the owner of the Restricted Stock, shall have all rights of a shareholder including, but not limited to, voting rights, the right to receive cash or stock dividends thereon, and the right to participate in any capital adjustment of the Company. Any distribution with the respect to shares of Restricted Stock other than in the form of cash shall be held by the Company, and shall be subject to the same restrictions as the shares with respect to which such distributions were made. The Committee may require that any or all dividends or other distributions paid on shares of Restricted Stock shall be automatically sequestered and may be reinvested on an immediate or deferred basis in additional shares of Company stock, which may be subject to the same restrictions as the Restricted Stock or such other restrictions as the Committee may determine.

10.  Claims against Participant's Restricted Stock

     The shares of Restricted Stock issued pursuant to this Plan are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, or charge, and any attempt to do so is void. Moreover, the shares are not subject to attachment or legal process for a Participant's debts or other obligations. Nothing contained in this Plan gives any Participant any interest, lien, or claim against any specific asset of the Company.

11.  Amendment or Termination

     The Board may at any time suspend or terminate the Plan or may amend it from time to time in such respects as the Board may deem advisable in order that the Restricted Stock issued hereunder may conform to any changes in the law or any other respect with which the Board may deem to be in the best interests of the Company. No such suspension, termination or amendment of the Plan shall require approval of the shareholders unless shareholder approval is required by applicable law or stock exchange requirements.

12.  Notices

     Notices and elections under this Plan must be in writing. A notice or election is deemed delivered if it is delivered personally or if it is mailed by registered or certified mail to the person at his last known business address.

13.  Waiver

     The waiver of a breach of any provision in this Plan does not operate as and may not be construed as a waiver of any later breach.

14.  Construction

     This Plan is created, adopted, and maintained according to the laws of the Commonwealth of Virginia (except its choice-of-law rules). It is governed by those laws in all respects. Headings and captions are only for convenience; they do not have substantive meaning. If a provision of this Plan is not valid or not enforceable, that fact in no way affects the validity or enforceability of any other provision. Use of the one gender includes all, and the singular and plural include each other.

15.  Adjustments For Changes in Capitalization

     In the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, rights offer, liquidation, dissolution, merger, consolidation, spin off, sale of assets, payment of an extraordinary cash dividend, or any other change in or affecting the corporate structure or capitalization of the Company, the Committee shall make appropriate adjustments in the number, price or kind of shares of Restricted Stock authorized to be issued under this Plan, and in any outstanding shares of Restricted Stock issued hereunder.

16.  Withholding Taxes

     Whenever the Company is required to issue or transfer shares of Restricted Stock under this Plan, the Company shall have the right to require the recipient of such Restricted Stock to remit to the Company an amount sufficient to satisfy any federal, state or local withholding tax liability prior to the delivery of any certificate for such shares. Whenever under the Plan payments are to be made in cash, such payments shall be net of an amount sufficient to satisfy any federal, state or local withholding tax liability.

17.  Indemnification

     The Company shall indemnify and hold harmless each person who is or has been a member of the Committee, or of the Board of Directors, against and from any and all loss, expense, liability, or costs (including reasonable attorneys' fees) that may be imposed upon or reasonably incurred by him in connection with or resulting from any claim, action, suit or proceedings to which he may be a party or in which he may be involved by reason of any action taken or failure to act under the Plan, and against and from any and all amounts paid by him in settlement thereof with the Company's approval or paid by him in satisfaction of a final judgment against him in such action, suit, or proceedings, provided he shall give the Company an opportunity, at its own expense to handle and defend the same before he undertakes to handle defense on his own behalf. The right of indemnification herein set forth shall not be exclusive of any other rights of indemnification to which such person may be entitled under the Company's Articles of Incorporation, or code or regulations, as a matter of law, or otherwise, or any power that the Company may have to indemnify him or to hold him harmless. It is the Company's intention that all expenses incurred in connection with the administration of the Plan shall be borne by the Company rather than by any member of the Committee or the Board of Directors.

18.  Effective Date of the Plan

     The Plan is subject to approval by the shareholders of the Company. The Plan will become effective on the date so approved.

19.  Shares Subject to the Plan

     The aggregate number of shares of Company Stock which may be issued in respect to Restricted Stock shall not exceed 50,000 shares. All shares distributed pursuant to the Plan shall consist of authorized but unissued shares of the Company.

20.  Power of the Committee

     The Committee shall have authority to interpret conclusively the provisions of the Plan, to adopt such rules and regulations for carrying out the Plan as it may deem advisable, to decide conclusively all questions of fact arising in the application of the Plan, and to make all other determinations necessary or advisable for the administration of the Plan. All decisions and acts of the Committee shall be final and binding upon all affected Plan Participants.

21.  Miscellaneous

     Transactions under this Plan are intended to comply with Rule 16b-3 (or its successor), as amended from time to time, promulgated pursuant to the Securities Exchange Act of 1934. Therefore, to the extent any provision of the Plan or action by a person administering the Plan fails to so comply, it shall be deemed null and void ab initio to the extent permitted by law and deemed advisable by the Committee.

     As evidence of its adoption and approval of this Plan and approval of the terms and conditions of each Participant transaction hereunder, the Board has caused this document to be executed on its behalf, and on behalf of the Company, this 23 day of September, 1996.



                                        By   s/F. A. Farmer
                                             ----------------------
                                             Chairman of the Board
                                             and President of
                                             Roanoke Gas Company

                                                                      EXHIBIT 13


                                     RGCO



                  [Graphic:  Roanoke Gas Company Logo Flame]



                              Roanoke Gas Company
                              1997 Annual Report


[GRAPHIC: Depicted are illustrations of Roanoke Gas Company's liquified natural gas facility in Botetourt County, Virginia, one of Highland Propane Company's bulk storage facilities, and Bluefield Gas Company's office in Bluefield, West Virginia.]

                                   Contents


                              1     Letter To Stockholders
                              2     A Message From John Williamson -President
                                    Elect
                              3     Review Of Operations
                              7     Management's Discussion & Analysis
                              12    1997 Financial Highlights
                              13    Independent Auditors' Report
                              14    Consolidated Balance Sheets
                              16    Consolidated Statements Of Earnings
                              17    Consolidated Statements Of Stockholders'
                                    Equity
                              18    Consolidated Statements Of Cash Flows
                              20    Notes To Consolidated Financial
                                    Statements
                              32    Summary Of Gas Sales & Statistics
                              33    Summary Of Capitalization Statistics
                              35    A Tribute To Frank Farmer
                              36    Corporate Mission Statement

                                    Notice Of Annual Meeting - Back Cover




Depicted on the front of the report are illustrations by Karen Kessler of Roanoke Gas Company's liquified natural gas facility in Botetourt County, Virginia, one of Highland Propane Company's bulk storage facilities, and Bluefield Gas Company's office in Bluefield, West Virginia.

Letter To Stockholders



Dear Stockholder:

      I am pleased to say that the year ended September 30, 1997 was one of new records for Roanoke Gas Company. We set records for earnings, customer growth and gallons of propane sold. Earnings were $2.3 million, 5 percent higher than last year despite 8 percent warmer weather. Earnings per share increased to $1.54 from $1.51, while the number of shares outstanding increased by 3 percent.
      Our number of customers increased over 4,000, a 7 percent growth rate overall, with natural gas customers increasing 3 percent and the number of propane customers increasing by an exciting 38 percent. Despite the warmer weather, propane volumes increased by 10 percent, associated with customer growth occurring throughout the year. Natural gas volumes were down by 3 percent, associated with fewer space heating sales during the milder winter, particularly January and February.
      Our dividend reinvestment and stock purchase plan remains attractive for investors, and over 50,000 shares were sold to existing stockholders during the year. Approximately 20 percent of dividends paid in 1997 were reinvested through the plan. Our dividend record remains strong, with 53 years of consecutive quarterly dividends, and 1997 marked our second consecutive yearly dividend increase.
      We are particularly pleased with our marketing efforts and the resulting customer growth. Our 3 percent annual growth rate in natural gas customers is well above the national average of 1.9 percent published by the American Gas Association. Our 38 percent propane customer growth rate is outstanding and reflects our commitment to growth through service territory expansion, market saturation and acquisition of available propane distributorships. Propane is clearly becoming the fuel of choice for home space and hot water heating in areas where extending natural gas lines is not economically practical.
      We are very active in the regulatory arena, as we have rate cases pending for Roanoke Gas Company, Bluefield Gas Company and Commonwealth Public Service Corporation. The rate cases are necessary to both keep returns on the capital invested in the public utility systems up-to-date with current interest rate costs and ensure timely recovery of the added capital and depreciation costs for replacement of the older portions of the distribution plant. We remain committed to our long-term plan to replace all bare steel and cast iron piping in the natural gas distribution systems, and we replaced 8.1 miles of bare steel and cast iron mains in 1997.
      We continued our efforts at streamlining operations to control costs through increased investment in technology, increased employee training and continued use of outsourcing where economies of scale indicated savings were available. Our customer-to-employee ratio at September 30, 1997 was over 397 compared to 285 in 1991 when I became President of Roanoke Gas Company.
      I plan to retire at the end of January 1998, but I will be leaving the Company in good hands with a strong management team in place and ready to take over. John B. Williamson, III will become President and Chief Executive Officer, and I have every confidence in his leadership abilities and knowledge. Arthur L. Pendleton will become Executive Vice President and Chief Operating Officer, and he has worked closely with me for the last 20 years as we have grown and improved our operations. I plan to stay active in the Company and the industry. I will remain as Chairman of the Board of Roanoke Gas Company, and I will continue to be Chairman of the Coordinating Council for Smaller Company Programs of the American Gas Association (AGA) and will continue on the Board of Directors of the AGA.

      On behalf of the Board of Directors of Roanoke Gas Company and our management, I once again invite you to join us for a stockholders breakfast and social hour prior to our Annual Meeting on January 26, 1998. Also on behalf of the Board and Management, I extend our continuing appreciation to you for your investment as a stockholder of Roanoke Gas Company.

Sincerely,


s/F. A. Farmer
Frank A. Farmer, Jr.
Chairman of the Board, President & CEO

Graphic:    Photograph of           Photo Caption:    Frank A. Farmer, Jr.
            Frank Farmer                              Chairman, President &
                                                      CEO Roanoke Gas Company

A Message From John Williamson -
President Elect

      I am very pleased to have the opportunity to lead Roanoke Gas Company following Mr. Farmer's retirement, and I am most appreciative of the Board of Directors' vote of confidence. I will strive to continue earning that confidence year after year.
      I come to the position with a strong management team in place. Art Pendleton as Chief Operating Officer will ensure that the skill and knowledge built by Mr. Farmer over the years in Company operations will continue. Roger Baumgardner has been Vice President, Secretary and Treasurer for 15 years and will continue to provide his talents and stable influence in Company activities.
      We also have a staff of managers with industry experience ranging from 5 to 20 years. Jane O'Keeffe, our Assistant Vice President for Human Resources, has 6 years with Roanoke Gas Company and 20 years of human resource management experience. John D'Orazio runs our Marketing and New Construction Department and is the engine behind our outstanding customer growth. He has been with the Company for 5 years and has 15 years of industry experience. Robert Wells, our Director of Information Systems, has 14 years with the Company and is the guiding force in our expanding utilization of state-of-the-art technology.
      David Anderson, our Assistant Secretary and Assistant Treasurer, who has been with the Company 18 years, will continue his work in regulatory and rate case affairs. Our Controller, Howard Lyon, has been with the Company 10 years. He has prior experience with a national accounting firm and gives unparalleled commitment in his role with the Company. Richard Pevarski, our Director of Distribution Service, has 12 years with the Company and 13 years of industry experience. He is the steady hand on the natural gas distribution system in Roanoke. James Devens, who directs our propane operations, has been with us 6 years and has great enthusiasm for the growth opportunity that the propane market holds.
      Jim Shockley has been with us 13 years and has risen up through the ranks, starting as an entry-level employee in distribution, to become Manager of Bluefield Gas Company. Ed Painter, with 10 years of experience, oversees our Customer Service Department. Ann Miller has 7 years with the Company and oversees our materials purchasing and warehousing. Mike Gagnet, who manages the acquisition and shipment of over 12 million MCFs of natural gas and 6 million gallons of propane, has 13 years with the Company. In addition, there are several employees in our management development program with great promise, and we have a number of experienced supervisors in all major areas of the Company to help guide the efforts of a dedicated and well-trained workforce. (We also have a very strong Board of Directors, many of whom are CEOs of regional businesses in areas ranging from health care to public utilities.)
      I am excited about leading this committed and talented team. I believe we have the right combination of creativity, experience and drive to carry Roanoke Gas Company into the next millennium and to respond aggressively to the changing energy market and the opportunities that these changes will bring. We look forward to growing and diversifying Roanoke Gas Company to help ensure that we remain an attractive and rewarding investment for our stockholders. We plan to make Roanoke Gas into the premier locally owned and operated Company in our region, known as an exciting place to work and as an outstanding investment for its owners.

      I thank you for being a stockholder of Roanoke Gas Company. I hope you not only will continue, but increase, your level of interest and ownership in this growing Company, which I believe is located in one of the best regions in the country in which to live and work.



s/John B. Williamson, III
John B. Williamson, III
President Elect

Graphic:    Photograph of           Photo Caption:    John B. Williamson, III
            John Williamson                           President Elect
                                                      Roanoke Gas Company

Review Of Operations

Financial

      The Company established a new benchmark as it surpassed the record earnings of fiscal 1996 to post net income for fiscal 1997 of $2,309,880 or $1.54 per share. The previous record was $2,196,672 or $1.51 per share. The stockholders' investment in the Company grew by $1,621,950 to $20,596,951, which amounts to $13.48 per share. At September 30, 1997, the market value of the Company's stock was $18.00 per share, or 134% of book value.
      In November 1996, the directors voted to increase the regular quarterly dividend to $.26 per share from $.255 per share effective February 1997. The current annual dividend of $1.04 per share is a 5.8% yield on the current market value of the Company's stock and represents a payout of 67.5% based on earnings for fiscal 1997.
      In December 1996, the Company issued $8,000,000 unsecured senior notes payable by Roanoke Gas Company and $1,300,000 unsecured notes payable by Bluefield Gas Company. The Company increased its equity capitalization by issuing $882,719 in stock through its Dividend Reinvestment and Stock Purchase Plan and its Restricted Stock Plan For Outside Directors.
      The Company has unsecured lines of credit through its cash management system totaling $20,000,000 at interest rates of prime or less. These lines are subject to annual renewal and do not require compensating balances. The average month-end balance of short-term debt in 1997 was approximately $8,098,000, at an average interest rate of approximately 5.97%. The month-end balance at September 30, 1997 was $7,129,000, at an average interest rate of 6.14%.
      Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information on the Company's capital resources and for an analysis of changes in revenues and expenses.

Gas Supply

      Weather patterns brought unseasonably cool weather in late fall and early winter to the Company's service areas. Roanoke recorded 712 heating degree days for the month of November, which was 33% more heating degree days than the long-term norm for the month. In late January the pattern shifted, bringing warmer than normal weather to the service area. Roanoke recorded 611 heating degree days for the month of February, which was 17.5% fewer heating degree days than the long-term norm for the month.
      One consequence of the early cold weather was an unusually early and sharp increase in natural gas supply acquisition costs. However, the unseasonably warm weather in February resulted in a dramatic decline in natural gas commodity prices. Tempered by the warm weather in late winter, commodity indexes relevant to Roanoke Gas Company purchases averaged only around 6% higher than the previous fiscal year.
      Roanoke Gas Company continues to use a mixture of long-term (multi-year), mid-term (seasonal) and short-term (spot) gas purchase contracts. Our objective is to create a reliable and economical mixture of gas supply contracts with terms that will not prohibit our ability to adapt to changing market conditions or further unbundling. We were extremely pleased with the performance of our natural gas suppliers. Long-term suppliers currently include Amoco Energy Trading, Cabot Oil and Gas, Engage Energy, Columbia Energy Services, LG&E Natural Gas and Duke Energy Company.

      [This pulled quote appears in a box: "The Company established a new benchmark as it surpassed the record earnings of fiscal 1996 to post net income for fiscal 1997 of $2,309,880 or $1.54 per share."]

      Roanoke Gas Company continues to regard storage supplies as an integral component of our gas supply portfolio. The Roanoke and Bluefield operations combined hold the rights to about 2.9 billion cubic feet (BCF) of natural gas storage space, up about 0.1 BCF from last year. This storage includes pipeline and third party underground facilities in both the Gulf Coast and Appalachian areas, as well as our own liquefied natural gas (LNG) storage in Botetourt County, Virginia.
      Having storage space allows Roanoke Gas Company to minimize gas costs by purchasing and injecting natural gas in the summer when the commodity prices are traditionally lower. When withdrawn in the winter, storage supplies are generally relatively economical, as well as highly reliable. The Company participates in pipeline capacity release programs to further minimize the cost of firm service to our customers.

Nonutility Operations

      Total sales by Diversified Energy Company, trading as Highland Propane Company, for fiscal year 1997 were 6,568,066 gallons, an increase of 10% from 1996 levels on 8% warmer weather. The increased volume is attributed to customer growth resulting from service territory expansion, increased sales efforts in existing territories and the leasing of certain of the assets of U.S. Gas, Inc.
      On September 5, 1997, the Company executed an agreement with U.S. Gas, Inc. located in Moneta, Virginia to acquire certain of the propane assets of U.S. Gas, Inc., which Highland Propane is currently leasing, in exchange for approximately 35,000 shares of Roanoke Gas common stock. The Company is currently serving the customers of U.S. Gas, Inc., and expects to complete the final purchase in November 1997. The pending acquisition accounted for approximately 500 of the 2,419 customer increase by Highland in 1997 and established a service

1997 Annual Report

Review Of Operations

presence for the Company around Smith Mountain Lake.
      The Company continued its geographic expansions into Bedford, Rockbridge and Alleghany counties in Virginia and Fayette, Summers and Raleigh counties in West Virginia and established four new bulk storage plants, including a pending acquisition in Bedford with the purchase of certain of the assets of U.S. Gas, Inc. Propane operations are organized into geographic divisions based on market concentrations and location of bulk propane storage facilities. Current divisions include Roanoke, Southwest Virginia, Bluefield, Beckley, Rainelle, Bedford and Rockbridge. The Company continuously evaluates potential areas for expansion or acquisition and believes that new propane territories and customer additions offer significant growth opportunities.
      Diversified Energy Company, trading as Highland Gas Marketing, sold 1,154,834 decatherms of natural gas in 1997, an increase of 14% over 1996. Highland Gas Marketing buys interruptible supplies of spot gas and temporary interstate pipeline transportation services, and resells them to large industrial customers that contract with the local utility for delivery from the interstate pipeline to the customer's meter. The natural gas marketing business is highly competitive with relatively low margins; however, it also has a low cost of operation with minimal facility and personnel requirements.

[This pulled quote appears in a box: "Roanoke Gas Company, Bluefield Gas Company and Highland Propane Company experienced record customer growth in 1997. The Company's total combined customer base increased from approximately 57,000 customers to over 61,000."]

Plant Additions

      Capital additions for fiscal 1997 totaled $8,052,801 for the consolidated companies, substantially greater than the $5,522,977 total for last year. The increase was driven by record setting growth, primarily for Highland Propane Company. Bluefield Gas accounted for 7.6% of the total capital spending or $608,106, Highland Propane additions were 28.9% of the total or $2,326,222 and Roanoke Gas added $5,118,473 in capital or 63.5% of total capital additions. New business expenditures, including mains, meters, new service lines and new propane installations, totaled $5,072,000, compared to last year's $2,773,000. The natural gas companies installed 1,667 new service lines and 19.9 miles of new mains compared to 1,563 new service lines and 18.1 miles of new mains last year. Highland Propane Company installed 2,280 new tank sets compared to 1,075 last year, a 112% increase.
      Main replacement and service renewal expenditures totaled $1,384,000, just under the $1,508,000 spent last year. During the year the Company replaced 598 service lines and 8.14 miles of main compared to previous year totals of 800 service lines and 8.7 miles of main. The Company continues to maintain the 25-year program schedule to replace, by the year 2017, approximately 12,000 bare steel services and 210 miles of cast iron and bare steel distribution mains. This program is designed to reduce maintenance costs and improve system integrity by reducing unaccounted for gas volumes caused by leakage.
      Other major increases in plant additions included: $151,000 for facility relocations due to road construction projects, $536,000 for new equipment, including replacement vehicles, and $486,000 to add new support services equipment, including a new local area computer network in Roanoke and a wide area network in our Bluefield and Rainelle, West Virginia offices.

      For fiscal year 1998, the Company has budgeted $7,667,000 for capital expenditures. Major items will include $2.1 million to support Highland Propane customer growth, $3.1 million in new natural gas customer additions, $1.3 million to replace existing mains and services, $175,000 for relocations due to road construction projects, $400,000 for new equipment, including automotive replacements, and $460,000 for support services, including computer software and an upgrade of our central processing system.

Marketing & Sales

      Roanoke Gas Company, Bluefield Gas Company and Highland Propane Company experienced record customer growth in 1997. Customer growth was approximately 3% at Roanoke Gas Company, 3% at Bluefield Gas Company and 38% at Highland Propane Company. Combined, over 4,000 new customers were added in 1997, with an overall growth rate of 7%, more than three times the national average. The Company's total combined customer base increased from approximately 57,000 customers to over 61,000. On the natural gas side, conversions represented approximately 50% of the new customer growth for Roanoke Gas Company and 64% for Bluefield Gas Company.
      Highland Propane surpassed 2,000 tank installations in a single year for the first time in the Company's history. This represented a 112% increase over last year's tank installations. Tank installations were up in all divisions of Highland Propane with Southwest Virginia up 190% from fiscal 1996, followed by Rainelle, West Virginia up 135%, Roanoke, Virginia up 84% and Bluefield, West Virginia up 63%. Highland has expanded its marketing efforts over the past year to include Beckley, West Virginia and Rockbridge County, Alleghany County, and Bedford County, Virginia.
      The marketing strategy for both propane and natural gas is centered around strong trade ally relationships, one-on-one contacts with members of the sales team and providing superior, real-time

Roanoke Gas Company
customer service. This program has been extremely successful, and the number of trade allies has grown and expanded into Beckley, West Virginia and Alleghany County, Rockbridge County and Bedford County, Virginia. The Company has been proactive in its efforts to seek feedback from the trade allies and has made improvements to operations based on their suggestions.
      Commission sales representatives, whose primary goal is the addition of new gas customers along existing gas mains or the addition of new propane customers, have proven to be highly successful. Natural gas conversion customers exceeded the 650 customer mark for the second year in a row, and the number of new propane tank sets more than doubled compared to the number of new tank sets last year. Highland Propane Company has added commissioned sales personnel to cover Bedford County and Montgomery County, Virginia, which are two of the fastest growing areas in our propane service territory.
      The Company has been working closely with prospective industrial and commercial (I/C) customers and regional economic development groups. In 1997, we added several new I/C customers to our system, including R.R. Donnelley, Towers Automotive, Dynax Corporation and Virginia Forging.
      The Company remains actively involved in various leadership positions within the community, including, but not limited to, the Roanoke Regional Chamber of Commerce, The Arts Council of the Blue Ridge, Junior Achievement, The New Century Council, United Way, The Salvation Army, Community School and the Roanoke Regional and New River Valley Homebuilders Associations. The Company takes its community responsibilities seriously and encourages employees to become involved in community affairs.

[Pulled quote appears in a box: "Roanoke Gas Company is responding to its growth by improving employee efficiency through enhancing the end user's day-to-day work environment with better user interfaces, desktop functionality, system integration, and user training."]

Customer Service

      Roanoke Gas Company is committed to providing quality customer service for all of its customers via its Customer Service Department, a blend of human resources and technology. The Company utilizes an automated attendant answering system to direct callers to their appropriate area of interest.
      During the winter of 1996, as customers responded to rising gas costs brought on by the natural gas market reaction to an unusually cold November, the telephone call volumes exceeded the capacity of the Department to respond in a timely fashion and, accordingly, an answering service was employed to assist with the problem. Customer calls are automatically forwarded by the automated attendant to the answering service after the caller has been on hold one minute and thirty seconds. The answering service takes messages from customers, and Company personnel then return calls in non-peak calling times. This method functioned well and is anticipated to provide relief during the busy fall furnace light-up season.
      Roanoke Gas Company is exploring other technological advances, such as integrated voice response units which will allow customers to call the Company and obtain account balances, date of last payments and other information without having to speak directly with a Customer Service Representative. As the customer base continues to grow, the Company will diligently search for new technology to better serve its customers, while always offering a human contact for those needing it.
      The Company again conducted its annual HeatShare Program, designed to provide monetary assistance to low income customers having difficulty paying their winter bills. Now in its sixteenth season, the program has helped more than 6,000 families with nearly $850,000 donated by the Company, employees, customers and concerned individuals. The program is administered each year by The Salvation Army. In addition, customer service employees provide information to the needy families on additional sources of financial assistance.

Information Systems

      Customer growth, while controlling costs, requires improved employee efficiency and reliable systems that can be scaled to meet the increasing needs of the business. Roanoke Gas Company is responding to its growth by improving employee efficiency through enhancing the end user's day-to-day work environment with better user interfaces, desktop functionality, system integration, and user training. To help assure system reliability and stability, considerable progress has been made on the Year 2000 situation.
      With the installation of a new Local Area Network (LAN) and Wide Area Network (WAN), employees use a graphical user interface (GUI) that provides a seamless environment between IBM AS/400 applications and PC applications. The environment utilizes a standardized PC application suite on the network that provides consistency for both the end user and technical support. Structured training for our PC applications has been outsourced to a vendor that is focused on user training. This provides uniform training for end users and allows technical human resources to be committed to technology. The functionality and integration built into the PC applications and the IBM AS/400 reduces the efforts required by the end user.
      The implementation of our Purchase Requisition and Electronic Authorization Systems continued our progress toward the goal of complete system integration. The Purchase Requisition System assists the



1997 Annual Report

Review Of Operations

authorized end user to request the purchase of materials, equipment and other supplies electronically. The Electronic Authorization System receives end user requisitions and routes them for proper approval. Once a requisition has been completely approved, a purchase order is automatically created for the items to be ordered. These systems have reduced paperwork and the time required to process a requisition and have increased control through system authority. On-line inquiry and reports can be executed to provide current and historical information on requisitions.
      New technology and efficiencies gained through the use of new systems is no more important than the reliability and stability of existing systems. With this commitment, significant progress is being made on the Year 2000 Project. Critical financial applications, such as General Ledger, Payroll and Budgeting, have all been converted to handle the turn of the century. All new systems such as LAN, WAN, and Purchase Requisitions, were required to be Year 2000 compliant prior to installation. All remaining IBM AS/400 systems, such as Customer Information, Work Orders, and Inventory, are to be Year 2000 compliant by December 31, 1997.
      To help ensure adequate system performance, to enable the continued application system growth, and to facilitate the maintenance of existing systems, the IBM AS/400 was upgraded subsequent to fiscal year end.

Market Price & Dividend Information

      The Company's common stock is listed on the Nasdaq National Market under the trading symbol RGCO. This provides stockholders, brokers and others with immediate access to the latest bid and ask prices and creates greater liquidity in the Company's stock. The table below sets forth the range of bid prices for shares of the Company's common stock, as reported in the Nasdaq National Market.
      Although the Company has paid continuous quarterly dividends to its stockholders since August 1, 1944, and has increased dividends for the past two years, the Company has not established a formal policy with respect to dividends. Payment of dividends is within the discretion of the Company's Board of Directors and will depend upon, among other factors, earnings, capital requirements and the operating and financial condition of the Company. There can be no assurance that these or other conditions will not in the future negatively affect the Company's ability to pay dividends. In addition, the Company's long-term indebtedness contains restrictions on cumulative net earnings of the Company and dividends previously paid. At September 30, 1997 and 1996, respectively, the Company had 1,853 and 1,713 common shareholders of record in conjunction with 1,527,486 and 1,475,843 common shares outstanding.

                                       Range of             Cash
                                      Bid Prices         Dividends
                                    Declared
Fiscal Year Ended                   High        Low
September 30,
1997
   First Quarter                   $18.000     $16.750      $.26
   Second Quarter                   18.250      17.000       .26
   Third Quarter                    17.750      15.750       .26
   Fourth Quarter                   18.125      16.000       .26

1996
   First Quarter                   $16.250     $14.250      $.255
   Second Quarter                   18.500      15.000       .255
   Third Quarter                    18.250      16.500       .255
   Fourth Quarter                   17.250      14.750       .255

Roanoke Gas Company

Management's Discussion & Analysis
Of Financial Condition And Results Of Operations

                      Roanoke Gas Company and Subsidiaries
                             SELECTED FINANCIAL DATA
                            Years Ended September 30,

                                              1997           1996            1995           1994            1993
------------------------------------------------------------------------------------------------------------------
Operating Revenues                        $ 65,047,826   $ 65,770,873   $ 48,611,147    $ 58,195,857   $ 57,715,679
Operating Margin                            22,464,921     22,030,795     19,435,864      19,902,497     18,297,030
Operating Earnings                           4,403,423      4,035,304      3,522,258       3,537,267      3,235,269
Earnings Before Interest Charges             4,550,333      4,113,044      3,701,907       3,592,351      3,264,713
Net Earnings                                 2,309,880      2,196,672      1,777,240       1,677,098      1,441,336
Net Earnings Per Share                            1.54           1.51           1.26            1.25           1.13
Cash Dividends Declared
  Per Share                                       1.04           1.02           1.00            1.00           1.00
Book Value Per Share                             13.48          12.86          12.25           11.88          11.36
Average Shares Outstanding                   1,503,388      1,455,999      1,408,659       1,339,402      1,280,176
Total Assets                                62,593,258     58,921,099     51,614,667      49,579,447     48,758,728
Long-Term Debt
  (Less Current Installments)               17,079,000     20,222,124     17,504,047      16,414,900     16,530,499
Stockholders' Equity                        20,596,951     18,975,001     17,555,172      16,424,919     14,652,663
Shares Outstanding At September 30,          1,527,486      1,475,843      1,432,512       1,382,343      1,289,302

General

      The core business of Roanoke Gas Company and its public utility affiliates, collectively, the Company, is the distribution of natural gas to approximately 53,000 active customers in the cities of Roanoke, Salem and Bluefield, Virginia and Bluefield, West Virginia, and the surrounding areas, at rates and charges regulated by the State Corporation Commission in Virginia (the Virginia Commission) and the Public Service Commission in West Virginia (the West Virginia Commission). The Company is required, as a public utility, to help ensure that it has the capacity to adequately serve the ongoing needs of its customers. The Company also continues to expand its facilities to keep pace with the industrial and commercial development and residential growth in its service areas. The Company continues to experience steady customer growth, and anticipates continuing this trend by attracting adequate investment capital, along with adequate and timely increases in rates when needed from the state commissions. The Company also serves approximately 8,800 active propane accounts in southwestern Virginia and southern West Virginia and serves natural gas industrial transportation customers by brokerage of natural gas supplies through its subsidiary, Diversified Energy Company, which trades as Highland Propane Company and Highland Gas Marketing. Propane sales are becoming an increasingly important aspect of the Company's operations, with the annual growth in propane customers now exceeding the annual growth in natural gas customers.
      Continued public acceptance and a growing preference for natural gas and propane as a competitively priced, clean and efficient fuel for space heating and other residential, commercial and industrial applications have prompted the steady increase in the number of customers served and in the cost of constructing facilities required to serve them. Energy conservation and the availability of modern, highly efficient furnaces and other appliances for replacement and new services in better-insulated homes continue to result in a slight decline in annual weather normalized per capita residential usage. The effect of such per capita declines, unless offset by new customer growth, abnormally cold weather, or requested rate relief, could result in a decline or attrition in the Company's net operating earnings as a percentage of the equity component of the rate base. Competition from alternative fuels and/or suppliers could also impact the Company's profitability levels. Forward-Looking Statements
      From time to time, the Company may publish forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products, research and development activities and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Company's business include the following: (i) obtaining adequate rate relief from regulatory authorities on a timely basis; (ii) earning on a consistent basis an adequate return on invested capital; (iii) increasing expenses and labor costs and availability; (iv) price competition from alternative fuels; (v) volatility in the price of natural gas and propane; (vi) some uncertainty in the projected rate of growth of natural gas and propane requirements in the Company's service area; and (vii) general economic conditions both locally and nationally. In addition, the Company's business is seasonal in character and strongly influenced by weather conditions. Extreme changes in winter heating



1997 Annual Report

Management's Discussion & Analysis
Of Financial Condition And Results Of Operations

[Graph Appears here:    NATURAL GAS CUSTOMERS]

                                  NATURAL GAS
                                   CUSTOMERS
      Year               1993     1994     1995     1996     1997
      Customers         46,788   48,544   49,813   51,094   52,763

degree days from the normal or mean can have significant short-term impacts on revenues and gross margin.

Capital Resources & Liquidity

      Roanoke Gas Company's primary capital needs are the funding of its continuing construction program and the seasonal funding of its stored gas inventories. The Company's capital expenditures for the year were a combination of replacements and expansions, reflecting the need to replace older cast iron and bare steel pipe with plastic pipe, while continuing to meet the demands of customer growth. Total capital expenditures for the period were approximately $8.05 million, allocated as follows: $5.12 million for Roanoke Gas Company, $.61 million for Bluefield Gas Company and $2.32 million for Highland Propane Company. Depreciation cash flow provided approximately $3.2 million in support of capital expenditures, or approximately 40% of total investment. Historically, consolidated capital expenditures were $5.5 million in 1996 and $5.6 million in 1995. It is anticipated that future capital expenditures will be funded with the combination of depreciation cash flow, retained earnings, sale of Company equity securities and issuance of debt.
      At September 30, 1997, the Company had available lines of credit totaling $20 million for its short-term borrowing needs, of which $7,129,000 was outstanding. Short-term borrowing, in addition to providing limited capital project bridge financing, is used to finance summer and fall gas purchases, which are stored in the underground facilities of Columbia Gas Transmission Corporation, Tennessee Gas Pipeline Company and Virginia Gas Storage Company, as well as in the Company's above-ground LNG storage facility, to help ensure adequate winter supplies to meet customer demand. At September 30, 1997, the Company had $6,485,028 in inventoried natural gas supplies.
      Short-term borrowings, together with internally-generated funds, long-term debt and the sale of common stock through the Company's Dividend Reinvestment and Stock Purchase Plan (the Plan), have been adequate to cover construction costs, debt service and dividend payments to stockholders. The terms of short-term borrowings are negotiable, with average rates of 5.97% in 1997, 5.84% in 1996 and 6.07% in 1995. The lines do not require compensating balances. The Company utilizes a cash management program, which provides for daily balancing of the Company's temporary investment and short-term borrowing needs with interest rates indexed to the 30-day LIBOR interest rate plus a premium. The program allows the Company to maximize returns on temporary investments and minimize the cost of short-term borrowings.
      Stockholders' equity increased by $1,621,950, reflecting an increase of $739,231 in retained earnings and proceeds of $882,719 of new common stock purchases through the Plan and the Restricted Stock Plan For Outside Directors for the period. The purchase price of Company common stock under these plans is based upon the fair market value of such common stock, determined by the Board of Directors based on the closing sales price of the Company's common stock on the Nasdaq National Market on the investment date, if the investment date is a trading day, or if not, the first trading day prior to such day.
      At September 30, 1997, the Company's consolidated capitalization was 50% equity and 50% debt, compared to 48% equity and 52% debt at September 30, 1996.

Regulatory & Rate Case Proceedings

      The Company has three rate case applications pending before regulatory bodies. A Bluefield Gas Company rate case application was filed with the West Virginia Commission in April 1997 with a decision expected in February 1998.
      Roanoke Gas Company filed an application with the Virginia Commission in December 1996 with rates placed into effect, subject to refund, on January 1, 1997. A hearing was held on the application in June 1997, and an order in the case is not expected until sometime early in 1998. The Company has established reserves for an estimated level of refund in the case, and management believes the reserves are adequate to cover any refunds ordered by the Virginia Commission.
      Commonwealth Public Service Corporation, the Virginia portion of Bluefield Gas Company, filed a rate case with the Virginia Commission in June 1997, and expects to put the rates into effect, subject to refund, in December 1997. The hearing and final order are not expected until sometime in 1998.
      The Company filed a stipulated settlement with Virginia Gas Company and the Virginia Commission in the contested certificated territory applications for Tazewell County, Virginia. The settlement provides for Commonwealth Public Service Corporation to expand its certificated service territory for several miles around Bluefield, Virginia in eastern Tazewell County and provides for Virginia Gas Company to serve the other areas of Tazewell County. The Company believes this is a reasonable settlement which allows Commonwealth Public Service Corporation adequate opportunity for future growth. Management expects the Virginia Commission to approve the settlement.


Roanoke Gas Company

Results Of Operations

Fiscal Year 1997 Compared With Fiscal Year 1996

OPERATING REVENUES - Operating revenues for the natural gas utilities decreased $2,225,226 to $57,842,181 in 1997 from $60,067,407 in 1996. The decrease in revenues is attributed to weather that was approximately 8% warmer in 1997 than in 1996. Operating revenues for propane increased $1,502,179 to $7,205,645 in 1997 from $5,703,466 in 1996 due to the tremendous growth in the number of customer additions and higher billing rates impacted by propane cost.

ENERGY VOLUMES - The volume of natural gas delivered to customers was down 365,903 MCF to 10,804,045 MCF in 1997 from 11,169,948 MCF in 1996, primarily attributable to weather that was approximately 8% warmer than the weather in 1996. While customer growth was on par for the period, sales were down in all categories, with the exception of transportation volumes, due to warmer weather. Propane sales volumes for 1997 were 6,568,066 gallons compared to 5,997,912 gallons in 1996, an increase of 570,154 gallons; again, indicative of the increase in customer growth.

COST OF ENERGY - The cost of natural gas was $38,675,337 in 1997 compared to $40,763,104 in 1996. The $2,087,767 decrease was due to a 3% decline in volume and a 2% decrease in unit cost, both of which were impacted by weather that was approximately 8% warmer in 1997 than in 1996. The cost of propane was up $930,594 due to an increase in sales volume of 570,154 gallons associated with customer growth and a 20% increase in unit cost.

OTHER OPERATING EXPENSES - Other operations and maintenance expenses decreased $411,894, or 4.15%, to $9,512,597 in 1997 from $9,924,491 in 1996. Although the
Company had modest increases in expenses associated with health insurance and bad debt accruals, legal expenses and the write-off of regulatory assets, these were more than offset by reductions in FAS 106 accruals and maintenance expenses.
      General taxes increased $54,631 to $2,456,399 in 1997 from $2,401,768 in 1996. While there were decreases in the revenue-sensitive taxes (gross receipts and occupation taxes), the business license and merchants taxes, franchise taxes and property taxes increased.
      Income taxes were down $105,931 to $857,964 in 1997 from $963,895 in 1996.
See note 5 of the notes to consolidated financial statements for information on income taxes.
      Depreciation and amortization expenses increased $239,465 to $2,533,912 in 1997 from $2,294,447 in 1996 due to depreciation on normal additions to plant in service.
      Other operating expenses - propane operations includes the operating and maintenance expenses, taxes and depreciation of Highland Propane Company. These costs increased $289,736 to $2,700,626 in 1997 from $2,410,890 in 1996. The increase was mainly due to depreciation on increased plant associated with customer growth and increased income taxes associated with higher taxable income.

OTHER INCOME - Other income, net of other deductions, increased $69,170 to $146,910 in 1997 from $77,740 in 1996. The increase was primarily due to jobbing revenues and interest income and the elimination of a write-down of nonutility property which occurred in 1996.

[Graph appears here:  COMPARISON  MCF to HDD (Heating Degree Days)]

                                        COMPARISON
                             MCF to HDD (Heating Degree Days)

      Year                    1993         1994         1995         1996          1997
      MCFs Delivered       9,820,345   10,267,038    9,961,877   11,169,948    10,804,045
      HDD                      4,356        4,416        3,791        4,696         4,298

[Graph appears here:  COMPARISON Gallons Delivered to HDD (Heating Degree
Days)]

                                        COMPARISON
                      Gallons Delivered to HDD (Heating Degree Days)

      Year                    1993         1994         1995         1996          1997
      Gallons Propane      4,586,334    5,012,830    4,822,277    5,997,912     6,568,066
      HDD                      4,356        4,416        3,791        4,696         4,298

INTEREST CHARGES - Total interest charges increased $324,081 to $2,240,453 in 1997 from $1,916,372 in 1996. The increase was associated with higher borrowings under lines of credit due to under-collections of gas costs in the early winter months, higher receivable balances, higher inventories, increases in capital additions and interest on rate refund reserve.

NET EARNINGS AND DIVIDENDS - Net earnings for 1997 were $2,309,880 as compared to $2,196,672 for 1996. Earnings per share of common stock were $1.54 in 1997 compared to $1.51 in 1996. Dividends per share of common stock were $1.04 in 1997 compared to $1.02 in 1996. The $113,208 increase in net earnings can be attributed to cost containment and customer growth.




1997 Annual Report

Management's Discussion & Analysis
Of Financial Condition And Results Of Operations

[Graph appears here:  COMPARISON  Net Income to HDD (Heating Degree Days)]

                                        COMPARISON
                          Net Income to HDD (Heating Degree Days)

      Year                    1993         1994         1995         1996          1997
      Net Income          $1,441,336   $1,677,098   $1,777,240   $2,196,672    $2,309,880
      HDD                      4,356        4,416        3,791        4,696         4,298

Fiscal Year 1996 Compared With Fiscal Year 1995

OPERATING REVENUES - Operating revenues for the natural gas utilities increased $16,005,670 to $60,067,407 in 1996 from $44,061,737 in 1995. The increase in revenues is attributed to weather that was approximately 24% colder in 1996 than in 1995 and a 34% increase in the unit cost of gas. Operating revenues for propane increased $1,154,056 to $5,703,466 in 1996 from $4,549,410 in 1995. The increase in revenues is also attributed to the colder weather and customer growth.

ENERGY VOLUMES - The volume of natural gas delivered to customers was up 1,208,071 MCF or approximately 12% in 1996. The interruptible and transportation volumes were down due to curtailments but the firm volumes were up 21% due to the colder weather. Propane sales volumes in 1996 were up 1,175,635 gallons, or 24%, due to the colder weather and an increase in customer growth.

COST OF ENERGY - The cost of natural gas was $40,763,104 in 1996 compared to $27,027,507 in 1995. The $13,735,597 increase was due to a 12% increase in the volume of gas delivered to customers and a 34% increase in the unit cost of gas. Both the volume and price increases in 1996 were impacted by the weather that was 11% colder than normal. Likewise, the cost of propane in 1996 was up $829,198 due to a 24% increase in sales volume associated with the colder weather and customer growth, and an 11% increase in the unit cost of propane.

OTHER OPERATING EXPENSES - Other operations and maintenance expenses increased 11% to $9,924,491 in 1996 from $8,959,677 in 1995. The largest increases were in bad debt accruals (associated with higher billings), collection and billing expenses, legal expenses, general office renovations and maintenance of distribution system.
      General taxes increased 15% to $2,401,768 in 1996 from $2,082,896 in 1995, due primarily to revenue-sensitive taxes (gross receipts and business and occupation taxes).
      Income taxes on the natural gas utilities increased $252,458 to $963,895 in 1996 from $711,437 in 1995, primarily due to increased taxable income. See note 5 of the notes to consolidated financial statements for additional information on income taxes.
      Depreciation and amortization expenses increased $160,959 to $2,294,447 in 1996 from $2,133,488 in 1995 due to depreciation on normal additions to plant in service.

      Other operating expenses - propane operations consist of the operating and maintenance expenses, taxes and depreciation of Highland Propane. These costs increased to $2,410,890 in 1996 from $2,026,108 in 1995. The $384,782 increase was mainly attributable to (1) tank sets in regard to customer growth, (2) additional delivery costs associated with increased volumes and foul weather,
(3) additional sales expense associated with market area expansion and the resulting customer growth and sales commissions, (4) tank maintenance, and (5) greater depreciation on additional customer tanks and delivery vehicles.

OTHER INCOME - Other income, net of other deductions, decreased significantly in 1996 to $77,740 from $179,649 in 1995. The decrease was primarily due to Roanoke Gas Company being in a borrowing mode instead of an investment mode on the cash management system, a reduction in net jobbing revenues, and the elimination of interest income and a capital gain on the sale of investment property of Highland Propane.

INTEREST CHARGES - Total interest charges were down $8,295 for 1996 versus 1995 due to the liquidity of Highland Propane Company. NET EARNINGS AND DIVIDENDS - Net earnings for fiscal 1996 were $2,196,672 as compared to $1,777,240 for fiscal 1995. The $419,432 increase in net earnings can be attributed to weather that was 11% colder than normal and 24% colder than fiscal 1995 and increased sales from

[Graph appears here:  GROSS UTILITY PLANT]

                                                       GROSS UTILITY PLANT
                                            (Including Construction Work-In-Progress)
                                             Millions Of Dollars: 1997 - $66,678,107

Year    1988         1989        1990        1991        1992         1993        1994        1995        1996         1997
     $33,034,999  $36,013,885 $39,346,347 $41,586,792 $45,100,044  $48,258,419 $52,729,927 $57,369,281 $61,732,904 $66,678,107


Roanoke Gas Company
customer growth. Earnings per share of common stock were $1.51 in 1996 compared to $1.26 in 1995. Dividends per share of common stock were $1.02 in 1996 and $1.00 in 1995.

Accounting Changes

      The Company adopted the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (Statement 121), on October 1, 1996. Statement 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of Statement 121 in 1997 did not have a material impact on the Company's consolidated financial position, results of operations or liquidity.
      Prior to October 1, 1996, the Company accounted for its stock options in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense was recorded on the date of grant only if the current market price of the underlying stock exceeded the option price. On October 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (Statement 123), which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, Statement 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net earnings and pro forma net earnings per share disclosures for stock option grants made in 1996 and future years as if the fair-value-based method defined in Statement 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of Statement 123.

Recent Accounting Developments

      In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share (Statement 128). Statement 128 supersedes APB Opinion No. 15, Earnings Per Share, and specifies the computation, presentation and disclosure requirements for earnings per share (EPS) for entities with publicly-held common stock or potential common stock. The Company is required to adopt the provisions of Statement 128 on October 1, 1997. The Company believes the adoption of Statement 128 will not have a material impact on its EPS calculations.
      The Financial Accounting Standards Board has also issued Statement of Financial Accounting Standards (SFAS) No. 129, Disclosure of Information about Capital Structure, SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. These Statements are effective for fiscal years beginning after December 15, 1997. The Company does not anticipate the adoption of these Statements will have a material impact on its consolidated financial position, results of operations or liquidity.

[Graph appears here:  GAS SALES]

                                                            GAS SALES
                                                        Volume (Millions)
                                                      1997 - 10,804,045 MCF

Year         1988       1989       1990       1991       1992        1993        1994       1995        1996         1997
Volume     9,212,194  9,316,868  9,066,558  8,335,292  9,339,521   9,820,345  10,267,038  9,961,877  11,169,948   10,804,045


Impact Of Inflation

      The cost of natural gas represented approximately 72% for fiscals 1997 and 1996 and 66% for fiscal 1995 of the total operating expenses of the Company's gas utilities' operations. However, under the present regulatory Purchased Gas Adjustment mechanisms, the increases and decreases in the cost of gas are passed through to the Company's customers.
      Inflation impacts the Company through increases in non-gas costs such as insurance, labor costs, supplies and services used in operations and maintenance and on the replacement cost of plant and equipment. The margin charged to natural gas customers to cover these costs can only be increased through the regulatory process via a rate increase application. In addition to stressing performance improvements and higher gas sales volumes to offset inflation, management must continually review operations and economic conditions to assess the need for filing and receiving adequate and timely rate relief from the state commissions.

Franchises

      Roanoke Gas Company and Commonwealth Public Service Corporation, a subsidiary of Bluefield Gas Company, currently hold the only franchises and/or certificates of public convenience and necessity to distribute natural gas in their respective Virginia service areas. The franchises generally extend for multi-year periods and are renewable by the municipalities. Certificates of public convenience and necessity, which are issued by the Virginia Commission, are exclusive and of perpetual duration, subject to compliance with regulatory standards.



1997 Annual Report

Management's Discussion & Analysis
Of Financial Condition And Results Of Operations

      In July 1996, Roanoke Gas signed new 20-year franchise agreements with the cities of Roanoke and Salem and the Town of Vinton effective as of January 1, 1996. Bluefield Gas Company holds the only franchise to distribute natural gas in its West Virginia service area. Its franchise extends for a period of 30 years from August 23, 1979.
      Management anticipates that the Company will be able to renew all of its franchises when they expire. There can be no assurance, however, that a given jurisdiction will not refuse to renew a franchise or will not, in connection with the renewal of a franchise, attempt to impose certain restrictions or conditions that could adversely affect the Company's business operations or financial condition.

Environmental Issues

      Both Roanoke Gas Company and Bluefield Gas Company operated manufactured gas plants (MGPs) as a source of fuel for lighting and heating until the early 1950s. The process involved heating coal in a low-oxygen environment to produce a manufactured gas that could be distributed through the Company's pipeline system to customers. A by-product of the process was coal tar, and the potential exists for on-site tar waste contaminants at both former plant sites. The extent of contaminants at these sites is unknown at this time, and the Company has not performed formal analysis at the Roanoke Gas Company MGP site. An analysis at the Bluefield Gas Company site indicates some soil contamination. The Company, with concurrence of legal counsel, does not believe any events have occurred requiring regulatory reporting. Further, the Company has not received any notices of violation or liabilities associated with environmental regulations related to the MGP sites and is not aware of any off-site contamination or pollution as a result of these prior sites. Therefore, the Company has no plans for subsurface remediation at either of the MGP sites. Should the Company eventually be required to remediate either of the MGP sites, the Company will pursue all prudent and reasonable means to recover any related costs, including insurance claims and regulatory approval for rate case recognition of expenses associated with any work required. Based upon prior orders of the Commission related to environmental matters at other companies, the Company believes it would be able to recover prudently incurred costs. Additionally, a stipulated rate case agreement between the Company and the West Virginia Commission recognizes the Company's right to defer MGP clean-up costs, should any be incurred, and to seek rate relief for such costs. If the Company eventually incurs costs associated with a required clean-up of either MGP site, the Company anticipates recording a regulatory asset for such clean-up costs which are anticipated to be recoverable in future rates. Based on anticipated regulatory actions and current practices, management believes that any costs incurred related to the previously-mentioned environmental matters will not have a material effect on the Company's consolidated financial position.

[Graph appears here: Roanoke Gas Company & Subsidiaries - HOW 1997 REVENUE DOLLARS WERE SPENT]

                      Roanoke Gas Company & Subsidiaries
                      HOW 1997 REVENUE DOLLARS WERE SPENT

                         Year Ended September 30, 1997
                         Gross Revenues - $68,494,365

                                              Amount
      Cost Of Gas & Propane                $42,582,905
      Salaries & Wages                     $ 5,057,225
      All Other Expenses                   $ 9,290,285
      Taxes                                $ 3,766,602
      Interest Charges                     $ 2,240,453
      Depreciation & Amortization          $ 3,247,015
      Dividends Declared To Owners         $ 1,570,649
      Earnings Retained In Business        $   739,231

[Graph appears here: Roanoke Gas Company & Subsidiaries - 1997 FINANCIAL HIGHLIGHTS]

                      Roanoke Gas Company & Subsidiaries
                           1997 FINANCIAL HIGHLIGHTS

      Operating Revenues - Gas                        $ 57,842,181
      Propane Revenues - Propane                      $  7,205,645
      Other Revenues - Gas Marketing                  $  2,869,514
      Merchandising And Jobbing                       $    567,128
      Interest Income                                 $      9,897
      Gross Revenues                                  $ 68,494,365
      Net Earnings                                    $  2,309,880
      Net Earnings Per Share                          $       1.54
      Dividends Per Share - Cash                      $       1.04
      Total Customers - Natural Gas                         52,763
      Total Customers - Propane                              8,829
      Total Natural Gas Deliveries - MCF                10,804,045
      Total Propane Sales - Gallons                      6,568,066
      Number Of Full-Time Employees                            155
      Total Payroll Chargeable To
      Operations & Construction                       $  5,820,863
      Total Additions To Plant                        $  8,052,801

Roanoke Gas Company

Independent Auditors' Report






The Board of Directors and Stockholders
Roanoke Gas Company:


      We have audited the accompanying consolidated balance sheets of Roanoke Gas Company and subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Roanoke Gas Company and subsidiaries as of September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1997, in conformity with generally accepted accounting principles.

                                                         s/KPMG Peat Marwick LLP
                              KPMG PEAT MARWICK LLP


Roanoke, Virginia
October 17, 1997





1997 Annual Report

Roanoke Gas Company and Subsidiaries
Consolidated Balance Sheets
September 30, 1997 and 1996

Assets                                                    1997               1996
------------------------------------------------------============-------===========-
Utility Plant:
   In service                                        $ 65,590,024        60,454,905
   Accumulated depreciation and amortization          (22,612,963)      (20,822,398)
--------------------------------------------------------------------------------------
      In service, net                                  42,977,061        39,632,507
   Construction work-in-progress                        1,088,083         1,277,999
--------------------------------------------------------------------------------------
      Utility plant, net                               44,065,144        40,910,506
--------------------------------------------------------------------------------------
Nonutility Property:
   Propane                                              6,634,369         4,403,630
   Accumulated depreciation and amortization           (2,540,274)       (2,070,405)
--------------------------------------------------------------------------------------
      Nonutility property, net                          4,094,095         2,333,225
--------------------------------------------------------------------------------------
Current Assets:
   Cash and cash equivalents                              116,045           633,322
   Accounts receivable, less allowance for
      doubtful accounts of $368,345 in
      1997 and $279,316 in 1996                         4,188,984         3,857,407
   Inventories                                          7,427,581         7,402,586
   Prepaid income taxes                                     7,368           297,521
   Deferred income taxes                                1,206,995           379,356
   Purchased gas adjustments                              587,457         1,782,590
   Other                                                  420,674           479,926
--------------------------------------------------------------------------------------
      Total current assets                             13,955,104        14,832,708
--------------------------------------------------------------------------------------
Other Assets                                              478,915           844,660


--------------------------------------------------------------------------------------
                                                     $ 62,593,258        58,921,099
======================================================================================
See accompanying notes to consolidated financial statements.




Roanoke Gas Company


Liabilities And Stockholders' Equity                      1997               1996
------------------------------------------------------============------============--
Capitalization:
   Stockholders' equity:
      Common stock, $5 par value.  Authorized
         3,000,000 shares; issued and outstanding
         1,527,486 and 1,475,843 shares in 1997
         and 1996, respectively                      $  7,637,430         7,379,215
      Capital in excess of par value                    5,271,667         4,647,163
      Retained earnings                                 7,687,854         6,948,623
--------------------------------------------------------------------------------------
      Total stockholders' equity                       20,596,951        18,975,001
   Long-term debt, excluding current installments      17,079,000        20,222,124
--------------------------------------------------------------------------------------
      Total capitalization                             37,675,951        39,197,125
--------------------------------------------------------------------------------------
Current Liabilities:
   Current installments of long-term debt               3,143,124           669,423
   Borrowings under lines of credit                     7,129,000         6,652,500
   Dividends payable                                      397,530           376,795
   Accounts payable                                     5,512,348         4,931,467
   Customer deposits                                      427,895           362,384
   Accrued expenses                                     4,233,860         3,214,953
   Refunds from suppliers - due customers                 425,860            23,865
--------------------------------------------------------------------------------------
      Total current liabilities                        21,269,617        16,231,387
--------------------------------------------------------------------------------------
Deferred Credits And Other Liabilities:
   Deferred income taxes                                3,145,932         2,960,795
   Deferred investment tax credits                        492,357           531,792
   Other deferred credits                                   9,401                 -
--------------------------------------------------------------------------------------
      Total deferred credits and other liabilities      3,647,690         3,492,587
--------------------------------------------------------------------------------------
                                                     $ 62,593,258        58,921,099
======================================================================================


1997 Annual Report

Roanoke Gas Company and Subsidiaries
Consolidated Statements Of Earnings
Years Ended September 30, 1997, 1996 and 1995

                                                          1997              1996              1995
------------------------------------------------------============------============-----============-
Operating Revenues:
   Gas utilities                                     $ 57,842,181        60,067,407         44,061,737
   Propane operations                                   7,205,645         5,703,466          4,549,410
------------------------------------------------------------------------------------------------------
      Total operating revenues                         65,047,826        65,770,873         48,611,147
------------------------------------------------------------------------------------------------------
Cost Of Gas:
   Gas utilities                                       38,675,337        40,763,104         27,027,507
   Propane operations                                   3,907,568         2,976,974          2,147,776
------------------------------------------------------------------------------------------------------
      Total cost of gas                                42,582,905        43,740,078         29,175,283
------------------------------------------------------------------------------------------------------
Operating Margin                                       22,464,921        22,030,795         19,435,864
------------------------------------------------------------------------------------------------------
Other Operating Expenses:
   Gas utilities:
      Other operations                                  8,049,833         8,056,211          7,726,611
      Maintenance                                       1,462,764         1,868,280          1,233,066
      Taxes - general                                   2,456,399         2,401,768          2,082,896
      Taxes - income                                      857,964           963,895            711,437
      Depreciation and amortization                     2,533,912         2,294,447          2,133,488
   Propane operations (including taxes - income
      of $309,137, $177,059 and $224,017
      in 1997, 1996 and 1995, respectively)             2,700,626         2,410,890          2,026,108
------------------------------------------------------------------------------------------------------
      Total other operating expenses                   18,061,498        17,995,491         15,913,606
------------------------------------------------------------------------------------------------------
Operating Earnings                                      4,403,423         4,035,304          3,522,258
------------------------------------------------------------------------------------------------------
Other Income (Deductions):
   Gas utilities:
      Interest income                                       8,204               274             26,652
      Merchandising and jobbing, net                      147,522            99,334            120,475
      Other deductions                                    (87,486)         (120,539)          (142,389)
      Taxes - income                                      (37,552)          (22,486)           (14,547)
   Propane operations, net                                116,222           121,157            189,458
------------------------------------------------------------------------------------------------------
      Total other income (deductions)                     146,910            77,740            179,649
------------------------------------------------------------------------------------------------------
Earnings Before Interest Charges                        4,550,333         4,113,044          3,701,907
------------------------------------------------------------------------------------------------------

Interest Charges:
   Gas utilities:
      Long-term debt                                    1,740,998         1,621,661          1,680,078
      Other                                               441,444           292,301            231,142
   Propane operations                                      58,011             2,410             13,447
------------------------------------------------------------------------------------------------------
      Total interest charges                            2,240,453         1,916,372          1,924,667
------------------------------------------------------------------------------------------------------
Net Earnings                                         $  2,309,880         2,196,672          1,777,240
------------------------------------------------------------------------------------------------------
Net Earnings Per Share                               $       1.54              1.51               1.26
======================================================================================================

See accompanying notes to consolidated financial statements.

Roanoke Gas Company

Roanoke Gas Company and Subsidiaries
Consolidated Statements Of Stockholders' Equity
Years Ended September 30, 1997, 1996 and 1995

                                                                   Capital In                             Total
                                                   Common           Excess Of        Retained          Stockholders'
                                                    Stock           Par Value         Earnings           Equity
-------------------------------------------------===========-------===========-----============------=============--
Balances, September 30, 1994                    $ 6,911,715          3,631,335         5,881,869        16,424,919
Net earnings                                              -                  -         1,777,240         1,777,240
Cash dividends ($1.00 per share)                          -                  -        (1,416,081)       (1,416,081)
Issuance of common stock (50,169 shares)            250,845            522,699                 -           773,544
Common stock issuance costs                               -             (4,450)                -            (4,450)
--------------------------------------------------------------------------------------------------------------------
Balances, September 30, 1995                      7,162,560          4,149,584         6,243,028        17,555,172
Net earnings                                              -                  -         2,196,672         2,196,672
Cash dividends ($1.02 per share)                          -                  -        (1,491,077)       (1,491,077)
Issuance of common stock (43,331 shares)            216,655            497,579                 -           714,234
--------------------------------------------------------------------------------------------------------------------
Balances, September 30, 1996                      7,379,215          4,647,163         6,948,623        18,975,001
Net earnings                                              -                  -         2,309,880         2,309,880
Cash dividends ($1.04 per share)                          -                  -        (1,570,649)       (1,570,649)
Issuance of common stock (51,643 shares)            258,215            624,504                 -           882,719
--------------------------------------------------------------------------------------------------------------------
Balances, September 30, 1997                    $ 7,637,430          5,271,667         7,687,854        20,596,951
====================================================================================================================

See accompanying notes to consolidated financial statements.





1997 Annual Report

Roanoke Gas Company and Subsidiaries
Consolidated Statements Of Cash Flows
Years Ended September 30, 1997, 1996 and 1995

                                                                1997               1996             1995
------------------------------------------------------------=============------============-----============--
Cash Flows From Operating Activities:
  Net earnings                                              $ 2,309,880          2,196,672         1,777,240
  Adjustments to reconcile net earnings to net cash
    provided by (used in) operating activities:
    Depreciation and amortization                             3,247,015          2,810,314         2,563,128
    Loss (gain) on disposal of utility plant and
      nonutility property                                          (961)            (4,202)            4,823
    Loss (gain) on sale of other asset                            3,293                  -           (67,556)
    Write-down of other asset                                     4,230                  -                 -
    Write-off of regulatory assets                              132,523                  -                 -
    Decrease (increase) in purchased gas adjustments          1,195,133         (2,019,589)          931,422
    Changes in assets and liabilities which provided
      (used) cash, exclusive of changes and noncash
      transactions shown separately                           1,471,321         (3,608,875)        3,139,960
--------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) operating activities       8,362,434           (625,680)        8,349,017
--------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
  Additions to utility plant in service and under
    construction and nonutility property                     (8,052,801)        (5,522,977)       (5,609,292)
  Proceeds from disposal of property                             50,094             42,511            70,403
  Cost of removal of utility plant, net                        (158,855)          (423,221)         (122,523)
  Proceeds from sale of other asset                             141,969                  -                 -
  Proceeds from collection of note receivable                         -                  -           490,000
--------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                  (8,019,593)        (5,903,687)       (5,171,412)
--------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
  Proceeds from issuance of long-term debt                            -                  -         2,700,000
  Retirement of long-term debt and payments on
    obligations under capital leases                           (669,423)        (1,179,415)       (1,124,703)
  Net borrowings (repayments) under lines of credit             476,500          8,598,000        (3,793,000)
  Proceeds from issuance of common stock                        882,719            714,234           773,544
  Common stock issuance costs                                         -                  -            (4,450)
  Cash dividends paid                                        (1,549,914)        (1,473,025)       (1,403,370)
--------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) financing activities      (860,118)         6,659,794        (2,851,979)
--------------------------------------------------------------------------------------------------------------

Net Increase (Decrease) in Cash and Cash Equivalents           (517,277)           130,427           325,626
Cash and Cash Equivalents, Beginning of Year                    633,322            502,895           177,269
--------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, End of Year                      $   116,045            633,322           502,895
==============================================================================================================

                                                                                                    continued


Roanoke Gas Company

                                                                1997               1996             1995
------------------------------------------------------------=============------============-----============--
Changes in Assets and Liabilities Which Provided (Used)
Cash, Exclusive of Changes and Noncash Transactions
Shown Separately:
  Accounts receivable and customer deposits, net            $  (266,066)          (346,566)         (304,927)
  Inventories                                                   (24,995)        (2,054,592)        1,028,359
  Prepaid income taxes                                          290,153           (297,521)          260,609
  Other noncurrent assets                                        83,730            160,936          (277,339)
  Accounts payable                                              580,881           (613,180)          224,166
  Income taxes payable                                                -           (476,410)          476,410
  Accrued expenses and other current assets, net              1,078,159           (111,608)        2,011,166
  Refunds from suppliers - due customers                        401,995           (658,986)          183,953
  Deferred taxes, including amortization of deferred
    investment tax credits                                     (681,937)           789,052          (350,121)
  Other deferred credits                                          9,401                  -          (112,316)
--------------------------------------------------------------------------------------------------------------
                                                            $ 1,471,321         (3,608,875)        3,139,960
==============================================================================================================
Supplemental Disclosures Of Cash Flows Information:
  Cash paid during the year for:
    Interest                                                $ 2,065,893          1,493,801         1,867,816
==============================================================================================================
    Income taxes, net of refunds                            $ 1,575,952          1,148,319           675,418
==============================================================================================================
  Noncash Transactions:
    The Company refinanced $9,300,000 of current installments of long-term debt and borrowings under lines of credit as long-term debt in 1996.
    A capital lease obligation of $21,119 was incurred in 1995 when the Company entered into an equipment lease.
--------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.


1997 Annual Report

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
September 30, 1997 and 1996 and Years Ended September 30, 1997, 1996 and 1995

(1)   Summary of Significant Accounting Policies

General

      The consolidated financial statements include the accounts of Roanoke Gas Company and its wholly-owned subsidiaries (the Company), Bluefield Gas Company and Diversified Energy Company, trading as Highland Propane Company and Highland Gas Marketing. Roanoke Gas Company and Bluefield Gas Company are gas utilities, which distribute and sell natural gas to residential, commercial and industrial customers within their service areas. The gas utilities are subject to regulation by the Federal Energy Regulatory Commission and their applicable state regulatory commissions. Highland Propane Company, which is not a public utility, distributes and sells propane in southwestern Virginia and southern West Virginia. Highland Gas Marketing brokers natural gas to several industrial transportation customers of Roanoke Gas Company and Bluefield Gas Company.
      The Company maintains its financial records in accordance with the accounting policies as prescribed by its regulatory commissions and generally accepted accounting principles. The Company's regulated operations meet the criteria, and accordingly, follow the reporting and accounting requirements of Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation (Statement 71). Statement 71 sets forth the application of generally accepted accounting principles to those companies whose rates are determined by an independent third-party regulator. The economic effects of regulation can result in regulated companies recording costs that have been or are expected to be allowed in the rate-setting process in a period different from the period in which the costs would be charged to expense by an unregulated enterprise. When this results, costs are deferred as assets in the consolidated balance sheet (regulatory assets) and recorded as expenses as those same amounts are reflected in rates. Additionally, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities).
      The amounts recorded by the Company as regulatory assets and regulatory liabilities follow:


                                  September 30,
--------------------------------------------------------------------------
                                                       1997       1996
--------------------------------------------------------------------------
Regulatory Assets:
      Early retirement incentive plan costs        $  33,481     246,768
      Statement 106 implementation cost                    -      18,884
      Rate case costs                                  6,598      20,879
      Franchise negotiation costs                          -      41,846
      LNG tank painting costs                              -      25,720
      Union organization costs                             -      29,325
      Purchased gas adjustments                      587,457   1,782,590
      Statement 109 implementation                         -      20,484
      Other                                                -      12,938
--------------------------------------------------------------------------
                                                   $ 627,536   2,199,434
==========================================================================
Regulatory Liabilities:
      Refunds from suppliers - due customers         425,860      23,865
--------------------------------------------------------------------------
                                                   $ 425,860      23,865
==========================================================================

      During 1997, the Company wrote off regulatory assets totaling $132,523 upon management's determination that, for rate-making purposes, recovery of these costs in future revenues was no longer probable.
      All significant intercompany transactions have been eliminated in consolidation.

Utility Plant

      Utility plant is stated at original cost. The cost of additions to utility plant includes direct labor and overhead. The cost of depreciable property retired, plus cost of dismantling, less salvage, is charged to accumulated depreciation. Maintenance, repairs, and minor renewals and betterments of property are charged to operations.
Depreciation and Amortization
      Provisions for depreciation and amortization are computed principally on composite straight-line rates for financial statement purposes and on accelerated rates for income tax purposes. Depreciation and amortization for financial statement purposes are provided on annual composite rates ranging from 2 percent to 20 percent, except for propane plant and certain other utility plant which are depreciated on a straight-line basis over the assets' estimated useful lives. The annual composite rates are determined by depreciation studies performed for rate-making purposes; however, these studies provide estimated useful lives which are materially consistent with generally accepted accounting principles, and accordingly, no significant differences in annual depreciation and amortization expense amounts occur as a result of regulation.


Roanoke Gas Company

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
September 30, 1997 and 1996 and Years Ended September 30, 1997, 1996 and 1995

(1)   Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

      For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.
Inventories
      Inventories, which consist primarily of propane gas and natural gas firm and winter storage, are valued at the lower of cost (average cost) or market.

Unbilled Revenues

      The Company bills most of its customers on a monthly cycle basis, although certain large industrial customers are billed at or near the end of each month. The Company records revenue based on service rendered to the end of the accounting period. The amounts of unbilled revenues receivable included in accounts receivable on the consolidated balance sheets in 1997 and 1996 were $915,192 and $863,480, respectively. Income Taxes
      Income taxes are accounted for using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

Bond Expenses

      Bond expenses are being amortized over the lives of the bonds using the bonds outstanding method.

Purchased Gas Adjustments

      Pursuant to the provisions of the Company's purchased gas adjustment (PGA) clause, increases or decreases in gas costs are passed on to its customers. Accordingly, the difference between actual costs incurred and costs recovered through the application of the PGA is reflected as a net deferred charge or credit. At the end of the deferral period, the balance of the net deferred charge or credit is amortized over the next 12-month period and amounts are reflected in customer billings. Pension and Other Postretirement Benefit Plans
      The Company has a defined benefit pension plan covering substantially all of its employees. Generally, the Company's funding policy is to contribute annually an amount equal to that which can be deducted for federal income tax purposes. Pension costs are computed based upon the provisions of Statement of Financial Accounting Standards No. 87.
      The Company also provides certain health care, supplemental retirement and life insurance benefits to active and retired employees. Postretirement benefit costs are computed based upon the provisions of Statement of Financial Accounting Standards No. 106.

Net Earnings Per Share

      Net earnings per share are based on the weighted average number of shares outstanding during the year (1,503,388 shares in 1997, 1,455,999 shares in 1996 and 1,408,659 shares in 1995). The calculations of weighted average shares outstanding for 1997 and 1996 do not include the effect of common stock equivalents (CSEs), since the impact of including CSEs in the weighted average shares outstanding is less than three percent.

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock Options

      Prior to October 1, 1996, the Company accounted for its stock options in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense was recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On October 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (Statement 123), which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, Statement 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net earnings and pro forma net earnings per share disclosures for stock option grants made in 1996 and future years as if the fair-value-based method defined in Statement 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of Statement 123.

1997 Annual Report

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
September 30, 1997 and 1996 and Years Ended September 30, 1997, 1996 and 1995

(1)   Summary of Significant Accounting Policies (continued)

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

      The Company adopted the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (Statement 121), on October 1, 1996. Statement 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of Statement 121 in 1997 did not have a material impact on the Company's consolidated financial position, results of operations or liquidity.

(2)   Allowance for Doubtful Accounts
      A summary of the changes in the allowance for doubtful accounts follows:

                                           Years Ended September 30,
--------------------------------------------------------------------------
                                         1997        1996        1995
--------------------------------------------------------------------------
Balances, beginning of year           $ 279,316     171,947     318,834
Provision for doubtful accounts         660,400     550,777     345,585
Recoveries of accounts written off      125,035     131,499      91,941
Accounts written off                   (696,406)   (574,907)   (584,413)
--------------------------------------------------------------------------
Balances, end of year                 $ 368,345     279,316     171,947
==========================================================================

(3)   Borrowings Under Lines of Credit

      The Company had total short-term lines of credit of $20,000,000 in 1997, $18,000,000 in 1996 and $13,000,000 in 1995. The balances outstanding under these lines of credit at September 30, 1997, 1996 and 1995 were $7,129,000, $6,652,500 and $1,442,000, respectively. The highest month-end balances outstanding under these lines of credit were $15,896,000, $7,587,000 and $7,186,000 in 1997, 1996 and 1995, respectively. The average month-end balances outstanding were approximately $8,098,000, $4,453,000 and $2,809,000 in 1997,
1996 and 1995, respectively. The average interest rates on the lines of credit were approximately 5.97 percent, 5.84 percent and 6.07 percent for 1997, 1996 and 1995, respectively. The lines are subject to annual renewal and do not require compensating balances. The average interest rates were 6.14 percent,
5.71 percent and 6.27 percent on balances outstanding at September 30, 1997, 1996 and 1995, respectively.

(4)   Long-term Debt

      Long-term debt consists of the following:

                                                                                              September 30,
----------------------------------------------------------------------------------------------------------------------
                                                                                          1997             1996
----------------------------------------------------------------------------------------------------------------------
Roanoke Gas Company:
      First mortgage bonds, collateralized by utility plant:
         Series K, 10%, due July 1, 2002, with provision for retirement of
            $265,000 each year through 2001, with a final payment
            of $290,000                                                                $1,350,000         1,615,000
         Series L, 10.375%, due April 1, 2004, with provision for retirement of $334,000 each year through 2003, with a final payment
            of $324,000                                                                 2,328,000         2,662,000
      Term debentures, collateralized by indenture dated October 1, 1991, with provision for retirement in varying annual payments through
         October 1, 2016 and interest rates ranging from 6.75% to 9.625%                7,200,000         7,200,000
      Unsecured senior notes payable, with interest rate fixed at 7.66%, with provision for retirement of $1,600,000 for each year beginning
         December 1, 2014 through 2018                                                  8,000,000         8,000,000
      Obligations under capital leases, due in aggregate monthly payments
         of $3,076, including imputed interest, through August 1998                        31,624            64,547

Roanoke Gas Company

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
September 30, 1997 and 1996 and Years Ended September 30, 1997, 1996 and 1995

(4)   Long-term Debt (continued)

                                                                                              September 30,
----------------------------------------------------------------------------------------------------------------------
                                                                                          1997             1996
----------------------------------------------------------------------------------------------------------------------
Bluefield Gas Company:
      Unsecured installment loan, with interest rate based on prime (8.75% and
         8.25% at September 30, 1997 and 1996, respectively), with provision for retirement of $50,000 for each year through
         1997 and a final payment of $12,500 on October 31, 1997                    $     12,500            50,000
      Unsecured note payable, with interest rate fixed at 7.28%, with provision for retirement of $25,000 quarterly beginning January 1,
         2002 and a final payment of $1,000,000 on October 1, 2003                     1,300,000         1,300,000
----------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                                  20,222,124        20,891,547
Less current installments of long-term debt                                           (3,143,124)         (669,423)
----------------------------------------------------------------------------------------------------------------------
Total long-term debt, excluding current installments                                $ 17,079,000        20,222,124
======================================================================================================================

      The above debt obligations contain various provisions including a minimum interest charge coverage ratio, limitations on debt as a percentage of total capitalization, and limitations on total liabilities as a percentage of tangible net worth. The obligations also contain a provision restricting the payment of dividends, primarily based on the earnings of the Company and dividends previously paid. At September 30, 1997, approximately $4,400,000 of retained earnings was available for dividends.

      The aggregate annual maturities of long-term debt, including obligations under capital leases, subsequent to September 30, 1997 are as follows:

      Years Ending September 30,
--------------------------------------------------------------
            1998                                $  3,143,124
            1999                                     599,000
            2000                                     599,000
            2001                                     599,000
            2002                                   1,399,000
            Thereafter                            13,883,000
--------------------------------------------------------------
            Total                               $ 20,222,124
==============================================================



1997 Annual Report

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
September 30, 1997 and 1996 and Years Ended September 30, 1997, 1996 and 1995

(5)   Income Taxes

      The details of income tax expense (benefit) are as follows:

                                                                         Years Ended September 30,
---------------------------------------------------------------------------------------------------------
                                                                      1997          1996       1995
=========================================================================================================
Charged to other operating expenses - gas utilities:
Current:
   Federal                                                        $ 1,561,779      206,399   1,104,505
   State                                                              (15,946)     (40,248)     48,649
---------------------------------------------------------------------------------------------------------
Total current                                                       1,545,833      166,151   1,153,154
---------------------------------------------------------------------------------------------------------
Deferred:
   Federal                                                           (668,660)     777,772    (370,870)
   State                                                               20,226       58,621     (32,198)
---------------------------------------------------------------------------------------------------------
Total deferred                                                       (648,434)     836,393    (403,068)
---------------------------------------------------------------------------------------------------------
Investment tax credits, net                                           (39,435)     (38,649)    (38,649)
---------------------------------------------------------------------------------------------------------
Total charged to other operating expenses - gas utilities             857,964      963,895     711,437
---------------------------------------------------------------------------------------------------------
Charged to other income and deductions - gas utilities:
Current:
   Federal                                                             37,787       22,195      14,587
   State                                                                  105          665         (40)
---------------------------------------------------------------------------------------------------------
Total current                                                          37,892       22,860      14,547
---------------------------------------------------------------------------------------------------------
Deferred:
   Federal                                                               (340)        (374)          -
   State                                                                    -            -           -
---------------------------------------------------------------------------------------------------------
Total deferred                                                           (340)        (374)          -
---------------------------------------------------------------------------------------------------------
Total charged to other income and deductions - gas utilities           37,552       22,486      14,547
---------------------------------------------------------------------------------------------------------

Charged to other operating expenses - propane operations:
Current:
   Federal                                                            233,323      153,044     200,022
   State                                                               49,057       32,333      44,715
---------------------------------------------------------------------------------------------------------
Total current                                                         282,380      185,377     244,737
---------------------------------------------------------------------------------------------------------



Deferred:
   Federal                                                             21,832       (6,052)    (15,528)
   State                                                                4,925       (2,266)     (5,192)
---------------------------------------------------------------------------------------------------------
Total deferred                                                         26,757       (8,318)    (20,720)
---------------------------------------------------------------------------------------------------------
Total charged to other operating expenses - propane operations        309,137      177,059     224,017
---------------------------------------------------------------------------------------------------------
Total income tax expense                                          $ 1,204,653    1,163,440     950,001
=========================================================================================================


Roanoke Gas Company

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
September 30, 1997 and 1996 and Years Ended September 30, 1997, 1996 and 1995

(5)   Income Taxes (continued)

      Income tax expense for the years ended September 30, 1997, 1996 and 1995 differed from amounts computed by applying the U.S. Federal income tax rate of 34 percent to earnings before income taxes as a result of the following:

                                                                         Years Ended September 30,
---------------------------------------------------------------------------------------------------------
                                                                      1997          1996       1995
=========================================================================================================
Net earnings                                                      $ 2,309,880    2,196,672   1,777,240
Income tax expense                                                  1,204,653    1,163,440     950,001
---------------------------------------------------------------------------------------------------------
Earnings before income taxes                                      $ 3,514,533    3,360,112   2,727,241
=========================================================================================================
Computed "expected" income tax expense                              1,194,941    1,142,438     927,262
Increase (reduction) in income tax expense resulting from:
   Amortization of deferred investment tax credits                    (39,435)     (38,649)    (38,649)
   Other, net                                                          49,147       59,651      61,388
---------------------------------------------------------------------------------------------------------
Total income tax expense                                          $ 1,204,653    1,163,440     950,001
=========================================================================================================

   The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are as follows:


                                                                                     September 30,
---------------------------------------------------------------------------------------------------------
                                                                                    1997       1996
=========================================================================================================
Deferred tax assets:
   Accounts receivable, due to allowance for doubtful accounts                 $   132,818     105,602
   Accrued pension and medical benefits, due to accrual for
      financial reporting purposes in excess of actual contributions               803,852     682,471
   Accrued vacation and bonuses, due to accrual for financial reporting
      purposes                                                                     173,731     164,542
   Purchased gas adjustments, due to accrual for financial reporting
      purposes in excess of actual payments to customers                           176,972           -
   Other                                                                           213,976      92,456
---------------------------------------------------------------------------------------------------------
Total gross deferred tax assets                                                  1,501,349   1,045,071
   Less valuation allowance                                                              -           -
---------------------------------------------------------------------------------------------------------
Net deferred tax assets                                                          1,501,349   1,045,071
---------------------------------------------------------------------------------------------------------

Deferred tax liabilities:
   Utility plant, due to differences in depreciation                             3,154,190   2,912,432
   Purchased gas adjustments, due to actual payments to
      customers in excess of accrual for financial reporting purposes              225,309     620,788
   Prepaid expenses and other assets, due to capitalization for financial
      reporting purposes                                                            60,787      93,290
---------------------------------------------------------------------------------------------------------
Total gross deferred tax liabilities                                             3,440,286   3,626,510
---------------------------------------------------------------------------------------------------------
Net deferred tax liability                                                     $ 1,938,937   2,581,439
=========================================================================================================

      The Company has determined that a valuation allowance for the gross deferred tax assets was not necessary at September 30, 1997 and 1996, since realization of the entire gross deferred tax assets can be supported by the amount of taxes paid during the carryback period available under current tax laws, as well as the reversal of the temporary differences which gave rise to the deferred tax liabilities.
      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.




1997 Annual Report

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
September 30, 1997 and 1996 and Years Ended September 30, 1997, 1996 and 1995

(6)   Employee Benefit Plans

      The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and employee compensation. Plan assets are invested principally in cash equivalents and corporate stocks and bonds. Company contributions are intended to provide not only for benefits attributed to date, but also for those expected to be earned in the future.
      Pension expense includes the following components:

                                                                         Years Ended September 30,
---------------------------------------------------------------------------------------------------------
                                                                      1997          1996       1995
=========================================================================================================
Service cost for the current year                                 $   142,467      148,465     127,908
Interest cost on the projected benefit obligation                     419,474      397,458     376,147
Actual return on assets held in the plan                           (1,030,919)    (717,703)   (988,813)
Net amortization and deferral of unrecognized gains and losses        647,436      372,234     727,706
Special termination benefits cost related to the early retirement
   incentive plan                                                           -            -     168,730
---------------------------------------------------------------------------------------------------------
Net pension expense                                               $   178,458      200,454     411,678
=========================================================================================================

   The Plan's funded status is as follows:

                                                                                     September 30,
---------------------------------------------------------------------------------------------------------
                                                                                    1997       1996
=========================================================================================================
Actuarial present value of accumulated benefit obligation:
   Vested                                                                     $ (4,285,717) (4,241,528)
   Nonvested                                                                      (143,901)    (30,872)
---------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                                                  (4,429,618) (4,272,400)
Effect of anticipated future compensation levels and other events               (1,510,433) (1,343,289)
---------------------------------------------------------------------------------------------------------
Projected benefit obligation                                                    (5,940,051) (5,615,689)
Fair value of assets held in the plan                                            6,324,249   5,498,868
---------------------------------------------------------------------------------------------------------
Excess (deficiency) of plan assets over projected benefit obligation          $    384,198    (116,821)
=========================================================================================================

   The excess (deficiency) of plan assets over the projected benefit obligation consists of the following:

                                                                                     September 30,
---------------------------------------------------------------------------------------------------------
                                                                                    1997       1996
=========================================================================================================
Net unrecognized gain from past experience different than assumed              $ 1,709,103   1,283,944
Unamortized transition liability                                                  (329,977)   (435,421)
Unrecognized prior service cost                                                    (75,503)    (94,377)
Accrued pension cost included in the consolidated balance sheets                  (919,425)   (870,967)
---------------------------------------------------------------------------------------------------------
Total                                                                          $   384,198    (116,821)
=========================================================================================================

      The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.75 percent for 1997, 1996 and 1995. The rates of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 5 percent in 1997 and 4 percent for compensation increases through December 31, 1996 and 5 percent for compensation increases thereafter in 1996 and 1995. The assumed long-term rate of return on assets was 8.5 percent for 1997, 1996 and 1995.
      In addition to pension benefits, the Company has a postretirement benefits plan which provides certain health care, supplemental retirement and life insurance benefits to active and retired employees who meet specific age and service requirements. The plan is contributory. The Company has elected to fund the plan over future years. Approximately 67 percent of the consolidated annual cost of the plan is recovered from the Company's customers through rates.




Roanoke Gas Company

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
September 30, 1997 and 1996 and Years Ended September 30, 1997, 1996 and 1995

(6)   Employee Benefit Plans (continued)

      The following table presents the plan's funded status reconciled with the amounts recognized in the Company's consolidated balance sheets:

                                                                                     September 30,
---------------------------------------------------------------------------------------------------------
                                                                                    1997       1996
=========================================================================================================
Accumulated postretirement benefits obligation:
   Retirees                                                                    $ 2,846,193   2,448,483
   Fully eligible active plan participants                                         712,308     646,587
   Other active plan participants                                                1,262,063   1,202,667
---------------------------------------------------------------------------------------------------------
Total accumulated postretirement benefits obligation                             4,820,564   4,297,737
Plan assets at fair value, principally cash equivalents and mutual funds          (995,411)   (971,630)
---------------------------------------------------------------------------------------------------------
Accumulated postretirement benefits obligation in excess of plan assets          3,825,153   3,326,107
Unrecognized net gain                                                              938,540   1,322,715
Unrecognized transition obligation                                              (3,796,800) (4,034,100)
---------------------------------------------------------------------------------------------------------
Postretirement benefits cost included in accrued expenses                      $   966,893     614,722
=========================================================================================================

   Net periodic postretirement benefits cost includes the following components:

                                                                         Years Ended September 30,
---------------------------------------------------------------------------------------------------------
                                                                      1997          1996       1995
=========================================================================================================
Service cost for the current year                                   $  96,255       89,000      86,613
Interest cost on the accumulated postretirement
   benefits obligation                                                325,036      363,000     320,992
Return on assets held in the plan                                     (89,542)     (40,000)    (35,000)
Amortization of transition obligation                                 237,300      237,300     237,300
Net total of other components                                         (25,201)     (16,000)     (7,583)

Special termination benefits cost related to the early
   retirement incentive plan                                                -            -     242,319
---------------------------------------------------------------------------------------------------------
Net periodic postretirement benefits cost                           $ 543,848      633,300     844,641
=========================================================================================================

      For measurement purposes, 10 percent, 10.5 percent and 11 percent annual rates of increase in the per capita cost of covered benefits (i.e., medical trend rate) were assumed for 1997, 1996 and 1995, respectively; the rates were assumed to decrease gradually to 6.25 percent by the year 2005 and remain at that level thereafter. The medical trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed medical cost trend rate by one percentage point each year would increase the accumulated postretirement benefits obligation as of September 30, 1997 by approximately $577,834, or 12 percent, and the aggregate of the service and interest cost components of net postretirement benefits cost by approximately $68,513, or 16 percent.
      The weighted average discount rate used in determining the accumulated postretirement benefits obligation was 7.75 percent at September 30, 1997, 1996 and 1995.
      During 1995, the Company offered a voluntary early retirement incentive plan to all employees over age 55 who were vested in the Company's pension plan. Of the 25 eligible employees, 12 accepted the early retirement offer by the April 26, 1995 deadline. The total cost of the early retirement incentive plan was $444,367, of which $125,904 was expensed directly in the Company's third quarter of 1995 and $318,463 was established as a regulatory asset, with amortization beginning in fiscal year 1996 when rates were placed into effect to allow recovery of the capitalized costs. The costs expensed during the third quarter of 1995 related to the portion of the plan costs that would be amortized during the period between the recognition of the plan costs and the implementation of new rates, which provided for plan cost recovery, in fiscal year 1996. The Company recorded $139,482 and $71,695 of amortization expense related to this regulatory asset during the years ended September 30, 1997 and 1996. The unamortized balance of the regulatory asset of $73,805, excluding the balance relative to Bluefield Gas Company, was written off in 1997 (see note 1).
      The Company also has a defined contribution plan covering all of its employees who elect to participate. The Company made annual matching contributions to the plan based on 70 percent in 1997 and 50 percent in 1996 and 1995 of the net participants' basic contributions (from 1 percent to 6 percent of their total compensation). The annual cost of the plan was $217,466, $134,188 and $132,261 for 1997, 1996 and 1995, respectively.

1997 Annual Report

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
September 30, 1997 and 1996 and Years Ended September 30, 1997, 1996 and 1995

(7)   Common Stock Options

      During 1996, the Company's stockholders approved the Roanoke Gas Company Key Employee Stock Option Plan. The plan provides for the issuance of common stock options to officers and certain other full-time salaried employees to acquire a maximum of 50,000 shares of the Company's common stock. The plan requires each option's exercise price per share to equal the fair value of the Company's common stock as of the date of grant.

      The aggregate number of shares under option pursuant to the Roanoke Gas Company Key Employee Stock Option Plan are as follows:


                                               Number Of     Weighted Average      Option Price
                                                Shares        Exercise Price         Per Share
-------------------------------------------------------------------------------------------------
Options outstanding, September 30, 1996         13,000            15.500                15.500
Options granted                                 21,500            16.875                16.875
-------------------------------------------------------------------------------------------------
Options outstanding, September 30, 1997         34,500            16.357         15.500-16.875
=================================================================================================

      Under the terms of the plan, the options become exercisable six months from the grant date and expire ten years subsequent to the grant date. All options outstanding were fully vested and exercisable at September 30, 1997.
      The per share weighted-average fair values of stock options granted during 1997 and 1996 were $1.08 and $1.63 on the dates of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:
1997-expected dividend yield of 5.78 percent, risk-free interest rate of 6.29 percent, expected volatility of 10 percent and an expected life of 10 years; 1996-expected dividend yield of 5.83 percent, risk-free interest rate of 6.44 percent, expected volatility of 42 percent and an expected life of 10 years.
      The Company uses the intrinsic value method of APB Opinion No. 25 for recognizing stock-based compensation in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under the provisions of Statement 123, the Company's net earnings and net earnings per share would have been decreased to the pro forma amounts indicated below:

                            Years Ended September 30,
---------------------------------------------------------------------------
                                               1997              1996
===========================================================================
Net earnings:
   As reported                             $ 2,309,880         2,196,672
   Pro forma                                 2,278,093         2,182,681
Net earnings per share:
   As reported                             $      1.54              1.51
   Pro forma                               $      1.52              1.50
===========================================================================

(8)   Related Party Transactions

      Certain of the Company's directors render business services or sell products to the Company. The significant services included legal fees of approximately $182,000, $69,000 and $173,000 in 1997, 1996 and 1995,
respectively. The products included natural gas purchases of approximately $3,052,000, $1,950,000 and $1,250,000 in 1997, 1996 and 1995, respectively. It is anticipated that similar services and products will be provided to the Company in 1998.




Roanoke Gas Company

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
September 30, 1997 and 1996 and Years Ended September 30, 1997, 1996 and 1995

(9)   Quarterly Financial Information (Unaudited)

      Quarterly financial data as previously reported for the years ended September 30, 1997 and 1996 is summarized as follows:

                                        First         Second        Third        Fourth
1997                                   Quarter        Quarter      Quarter       Quarter
-------------------------------------------------------------------------------------------
Operating revenues                  $ 22,412,424    24,580,783    9,894,442     8,160,177
===========================================================================================
Operating earnings (loss)           $  1,840,530     2,394,999      261,537       (93,643)
===========================================================================================
Net earnings (loss)                 $  1,331,276     1,831,756     (247,734)     (605,418)
===========================================================================================
Net earnings (loss) per share       $       0.90          1.22         (.16)         (.42)
===========================================================================================

                                        First         Second        Third        Fourth
1996                                   Quarter        Quarter      Quarter       Quarter
-------------------------------------------------------------------------------------------
Operating revenues                  $ 17,993,759    29,625,390   10,435,031     7,716,693
===========================================================================================
Operating earnings (loss)           $  1,865,501     2,412,749       38,336      (281,282)
===========================================================================================
Net earnings (loss)                 $  1,434,772     1,954,256     (407,940)     (784,416)
===========================================================================================
Net earnings (loss) per share       $       1.00          1.35         (.28)         (.56)
===========================================================================================

      The pattern of quarterly earnings is the result of the highly seasonal nature of the business, as variations in weather conditions generally result in greater earnings during the winter months.

(10)  Business and Credit Concentrations

      The primary business of the Company is the distribution of natural gas to residential, commercial and industrial customers in Roanoke, Virginia; Bluefield, Virginia; Bluefield, West Virginia; and the surrounding areas. The Company distributes natural gas to its customers at rates and charges regulated by the State Corporation Commission in Virginia and the Public Service Commission in West Virginia. The Company also serves propane customers in southwestern Virginia and southern West Virginia through its nonregulated subsidiary.

      During 1997, 1996 and 1995, no single customer accounted for more than 5 percent of the Company's sales, and no account receivable from any customer exceeded 5 percent of the Company's total stockholders' equity at September 30, 1997 and 1996.

(11)  Franchises

      Roanoke Gas Company (Roanoke Gas) and Commonwealth Public Service Corporation, a subsidiary of Bluefield Gas Company, currently hold the only franchises and/or certificates of public convenience and necessity to distribute natural gas in their respective Virginia service areas. The franchises generally extend for multi-year periods and are renewable by the municipalities. Certificates of public convenience and necessity, which are issued by the State Corporation Commission of Virginia, are of perpetual duration, subject to compliance with regulatory standards.
      Management anticipates that the Company will be able to renew all of its franchises when they expire. There can be no assurance, however, that a given jurisdiction will not refuse to renew a franchise or will not in connection with the renewal of a franchise, impose certain restrictions or conditions that could adversely affect the Company's business operations or financial condition.

(12)  Environmental Matters

      Both Roanoke Gas Company and Bluefield Gas Company operated manufactured gas plants (MGPs) as a source of fuel for lighting and heating until the early 1950s. The process involved heating coal in a low-oxygen environment to produce a manufactured gas that could be distributed through the Company's pipeline system to customers. A by-product of the process was coal tar, and the potential exists for on-site tar waste contaminants at both former plant sites. The extent of contaminants at these sites is unknown at this time, and the Company has not performed a formal analysis at the Roanoke Gas Company MGP site. An analysis at the Bluefield Gas Company site indicates some soil contamination. The Company, with concurrence of legal counsel, does not believe any events have occurred requiring regulatory reporting. Further, the Company has not received any notices of violation or liabilities associated with environmental regulations related to the MGP sites and is not aware of any off-site contamination or pollution as a result of these prior operations. Therefore, the Company has no plans for subsurface remediation at either of the MGP sites. Should the Company eventually be required to remediate either of the MGP sites, the Company will pursue all prudent and reasonable means to recover any related costs, including insurance claims and regulatory approval for rate case recognition of expenses associated with any work required. Based upon prior orders of the State Corporation Commission of Virginia related to environmental matters at other companies, the Company believes it will be able to recover prudently incurred costs. Additionally, a stipulated rate case agreement between the Company and the West Virginia Public Service Commission recognizes the Company's right to



1997 Annual Report

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
September 30, 1997 and 1996 and Years Ended September 30, 1997, 1996 and 1995

(12)  Environmental Matters (continued)

defer MGP clean-up costs, should any be incurred, and to seek rate relief for such costs. If the Company eventually incurs costs associated with a required clean-up of either MGP site, the Company anticipates recording a regulatory asset for such clean-up costs which are anticipated to be recoverable in future rates. Based on anticipated regulatory actions and current practices, management believes that any costs incurred related to the previously-mentioned environmental matters will not have a material effect on the Company's consolidated financial position.

(13)  Commitments

      The Company has nine short-term contracts with seven natural gas suppliers requiring the purchase of approximately 2,149,000 DTH of natural gas at varying prices during the period October 1, 1997 through September 30, 1998. The Company has also provided notice of bid awards to two natural gas suppliers, and anticipates these notices to result in contracts to purchase an additional 1,703,000 DTH of natural gas at varying prices during fiscal year 1998. In addition, the Company has short-term contracts with three propane suppliers requiring the purchase of 2,952,500 gallons of propane during the period October 1, 1997 through September 30, 1998. Management does not anticipate that these contracts will have a material impact on the Company's fiscal year 1998 consolidated results of operations.
      During 1997, the Company entered into a purchase commitment to acquire certain net assets of an area propane company. The total purchase price under this commitment will be satisfied through the issuance of 35,097 shares of Company common stock. The acquisition, which is expected to be consummated in November 1997, will be accounted for under the purchase method of accounting.

(14)  Fair Value of Financial Instruments

      Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments (Statement 107), requires the Company to disclose estimated fair values of certain of its financial instruments. Statement 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

      The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate fair value.

Cash and Cash Equivalents

      The carrying amount is a reasonable estimate of fair value.

Long-term Debt

      The fair value of long-term debt is estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities.

Borrowings Under Lines of Credit

      The carrying amount is a reasonable estimate of fair value since the rates of interest paid on borrowings under lines of credit approximate market rates.

      The carrying amounts and approximate fair values of the Company's financial instruments requiring disclosure under Statement 107 at September 30, 1997 and 1996 are as follows:

                                                                       September 30,
--------------------------------------------------------------------------------------------------------------
                                                       1997                                 1996
--------------------------------------------------------------------------------------------------------------
                                             Carrying        Approximate           Carrying      Approximate
                                             Amounts         Fair Values           Amounts       Fair Values
--------------------------------------------------------------------------------------------------------------
Financial Assets:
   Cash and cash equivalents              $    116,045           116,045            633,322          633,322
--------------------------------------------------------------------------------------------------------------
Total financial assets                    $    116,045           116,045            633,322          633,322
==============================================================================================================
Financial Liabilities:
   Long-term debt                         $ 20,222,124        21,384,604         20,891,547       22,057,130
   Borrowings under lines of credit          7,129,000         7,129,000          6,652,500        6,652,500
--------------------------------------------------------------------------------------------------------------
Total financial liabilities               $ 27,351,124        28,513,604         27,544,047       28,709,630
==============================================================================================================



Roanoke Gas Company

Roanoke Gas Company and Subsidiaries
Notes To Consolidated Financial Statements
September 30, 1997 and 1996 and Years Ended September 30, 1997, 1996 and 1995

(14)  Fair Value of Financial Instruments (continued)

      Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
      Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets that are not considered financial assets include utility plant, nonutility property, current deferred income taxes, purchased gas adjustments and other assets; significant liabilities that are not considered financial liabilities are refunds from suppliers - due customers, noncurrent deferred income taxes and deferred investment tax credits. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.








1997 Annual Report

Roanoke Gas Company and Subsidiaries
Summary Of Gas Sales And Statistics
Years Ended September 30,

Revenues:                                1997             1996              1995               1994               1993
---------------------------------------------------------------------------------------------------------------------------
   Residential Sales                $ 32,595,261     $ 33,981,835      $ 25,078,211       $ 29,844,636       $ 27,841,933
   Commercial Sales                   19,879,180       20,219,289        14,313,723         16,979,230         16,005,765
   Interruptible Sales                 3,892,301        4,569,766         3,513,181          5,607,002          9,262,947
   Transportation Gas Sales            1,107,922          943,215           909,515            610,682             53,611
   Backup Services                       173,655          190,310           107,652            222,025                  -
   Late Payment Charges                  157,369          135,838           115,130            194,156            147,814
   Miscellaneous                          36,493           27,154            24,325             67,576            193,449
   Propane                             7,205,645        5,703,466         4,549,410          4,670,550          4,210,160
---------------------------------------------------------------------------------------------------------------------------
      Total                         $ 65,047,826     $ 65,770,873      $ 48,611,147       $ 58,195,857       $ 57,715,679
---------------------------------------------------------------------------------------------------------------------------
Net Income                          $  2,309,880     $  2,196,672      $  1,777,240       $  1,677,098       $  1,441,336
===========================================================================================================================
MCF's Delivered:
---------------------------------------------------------------------------------------------------------------------------
   Residential                         4,651,819        5,108,553         4,204,222          4,701,703          4,508,694
   Commercial                          3,230,714        3,385,962         2,834,884          2,981,888          2,853,079
   Interruptible                         959,146        1,088,921         1,240,658          1,521,663          2,377,236
   Transportation Gas                  1,933,236        1,549,854         1,660,504          1,022,892             81,336
   Backup Service                         29,130           36,658            21,609             38,892                  -
---------------------------------------------------------------------------------------------------------------------------
      Total                           10,804,045       11,169,948         9,961,877         10,267,038          9,820,345
===========================================================================================================================
Gallons Delivered (Propane)            6,568,066        5,997,912         4,822,277          5,012,830          4,586,334
===========================================================================================================================
Heating Degree Days                        4,298            4,696             3,791              4,416              4,356
===========================================================================================================================
Number Of Customers:
---------------------------------------------------------------------------------------------------------------------------
   Residential                            47,539           46,007            44,873             43,734             42,232
   Commercial                              5,181            5,043             4,896              4,767              4,512
   Interruptible And Interruptible
   Transportation Service                     43               44                44                 43                 44
---------------------------------------------------------------------------------------------------------------------------
      Total                               52,763           51,094            49,813             48,544             46,788
===========================================================================================================================




Gas Account (MCF):

   Natural Gas Purchases And
   Storage                            11,406,613       11,756,089        10,453,696         10,795,928         10,430,635
   Gas Made - Propane                          -                -                 -             14,008                  -
---------------------------------------------------------------------------------------------------------------------------
      Total Available                 11,406,613       11,756,089        10,453,696         10,809,936         10,430,635
===========================================================================================================================
   Natural Gas Deliveries             10,804,045       11,169,948         9,961,877         10,267,038          9,820,345
   Storage - LNG                         106,892          142,297           118,393            134,893            153,478
   Company Use And
   Miscellaneous                          49,444           54,140            46,532             50,356             66,211
   System Loss                           446,232          389,704           326,894            357,649            390,601
---------------------------------------------------------------------------------------------------------------------------
      Total Gas Available             11,406,613       11,756,089        10,453,696         10,809,936         10,430,635
===========================================================================================================================
Total Assets                        $ 62,593,258     $ 58,921,099      $ 51,614,667       $ 49,579,447       $ 48,758,728
===========================================================================================================================
Long-Term Obligations               $ 17,079,000     $ 20,222,124      $ 17,504,047       $ 16,414,900       $ 16,530,499
===========================================================================================================================



Roanoke Gas Company

Roanoke Gas Company and Subsidiaries
Summary Of Capitalization Statistics
Years Ended September 30,

Common Stock:                            1997             1996              1995               1994               1993
---------------------------------------------------------------------------------------------------------------------------
   Shares Issued                      1,527,486         1,475,843         1,432,512          1,382,343         1,289,302
   Net Earnings Per Share          $       1.54      $       1.51      $       1.26       $       1.25      $       1.13
   Dividends Paid Per Share
   (Cash)                          $       1.04      $       1.02      $       1.00       $       1.00      $       1.00
   Dividends Paid Out Ratio                67.5%             67.5%             79.4%              80.0%             88.9%
   Number Of Shareholders                 1,853             1,713             1,699              1,625               901
---------------------------------------------------------------------------------------------------------------------------
Capitalization Ratios:
---------------------------------------------------------------------------------------------------------------------------
   Long-Term Debt, Including
      Current Installments                 49.5              52.4              51.6               51.0              54.5
   Stockholders' Equity                    50.5              47.6              48.4               49.0              45.5
---------------------------------------------------------------------------------------------------------------------------
      Total                               100.0             100.0             100.0              100.0             100.0
---------------------------------------------------------------------------------------------------------------------------
   Long-Term Debt, Including
      Current Installments         $ 20,222,124      $ 20,891,547      $ 18,683,462       $ 17,087,046      $ 17,549,817
   Stockholders' Equity              20,596,951        18,975,001        17,555,172         16,424,919        14,652,663
---------------------------------------------------------------------------------------------------------------------------
Total Capitalization
   Plus Current Installments       $ 40,819,075      $ 39,866,548      $ 36,238,634       $ 33,511,965      $ 32,202,480
===========================================================================================================================





1997 Annual Report

Roanoke Gas Company

Board Of Directors

Lynn D. Avis
Avis Construction Company
President

Abney S. Boxley, III
W. W. Boxley Company
President

Frank T. Ellett
Virginia Truck Center, Inc.
President

Frank A. Farmer, Jr.
Chairman Of The Board, President & CEO

Wilbur L. Hazlegrove
Law Firm Of Woods, Rogers & Hazlegrove,
P.L.C. Member

J. Allen Layman
R & B Communications, Inc.
President & CEO

John H. Parrott
John H. Parrott Associates
President

Thomas L. Robertson
Carilion Health System &
Carilion Medical Center
President

S. Frank Smith
Coastal Coal Sales Inc.
Executive Vice President


Officers

Frank A. Farmer, Jr.
Chairman Of The Board, President & CEO

Roger L. Baumgardner
Vice President, Secretary & Treasurer

Arthur L. Pendleton
Vice President - Operations

John B. Williamson, III
Vice President - Rates & Finance

Jane N. O'Keeffe
Assistant Vice President - Human Resources

J. David Anderson
Assistant Secretary & Assistant Treasurer

Bluefield Gas Company

Board Of Directors

Roger L. Baumgardner
Roanoke Gas Company
Vice President, Secretary & Treasurer

Frank A. Farmer,  Jr.
Roanoke Gas Company
Chairman Of The Board, President & CEO

John H. Parrott
John H. Parrott Associates
President

Arthur L. Pendleton
Roanoke Gas Company
Vice President - Operations

John C. Shott
Paper Supply Company
President

Scott H. Shott
Paper Supply Company
Secretary & Treasurer


Officers

Frank A. Farmer
President

Arthur L. Pendleton
Vice President - Operations

John B. Williamson, III
Vice President - Rates & Finance

Roger L. Baumgardner
Secretary & Treasurer


Diversified Energy Company
T/A Highland Propane Company & Highland Gas Marketing

Board Of Directors

Roger L. Baumgardner
Roanoke Gas Company
Vice President, Secretary & Treasurer

Frank T. Ellett
Virginia Truck Center, Inc.
President

Frank A. Farmer, Jr.
Roanoke Gas Company
Chairman Of The Board, President & CEO

Arthur L. Pendleton
Roanoke Gas Company
Vice President - Operations

S. Frank Smith
Coastal Coal Sales, Inc.
Executive Vice President


Officers

Frank A. Farmer
President

Arthur L. Pendleton
Vice President - Operations

John B. Williamson, III
Vice President - Rates & Finance

Roger L. Baumgardner
Secretary & Treasurer

A Tribute To Frank Farmer


[Photograph of Frank Farmer appears here]


      When Frank Farmer joined Roanoke Gas as construction superintendent in 1964, the Company had 22,000 customers. When he retires January 31, 1998, the Company will have more than 60,000 customers. However, that is only part of a story of innovation and change that has characterized Frank's tenure at Roanoke Gas Company.
      One of Frank's first jobs was overseeing the interconnection of Roanoke's distribution facilities to the new interstate transmission pipeline from East Tennessee Natural Gas Company. That enabled Roanoke Gas to be one of the first small companies to receive gas from two major national suppliers, helping to ensure a steady and economical supply to its customers.
      As operations manager in the early 70s, he oversaw construction of the liquefied natural gas (LNG) plant. Roanoke Gas Company was perhaps the smallest gas company to install a complete LNG processing plant capable of liquefying and storing natural gas in the summer for use during extreme cold weather in the winter months.
      When the gas shortage occurred in the 1970s, the Company was frustrated because it could not add new natural gas customers during a state-imposed moratorium. Even though earnings became stagnant, no employee was furloughed.
      Roanoke Gas Company responded to the no-growth period of the moratorium and developed a new market alternative by selling propane, a decision which has proven to have significant consequences for the Company's growth. Propane sales growth accelerated after the purchase of Gas Services, Inc. of West Virginia and the Company's decision to market propane as a rural and suburban home and hot water heating alternative where natural gas lines did not exist.
      Deregulation began in the 1980s, which would significantly impact the entire industry. Roanoke Gas went from a simple distribution utility with the price of natural gas controlled by federal agencies to a company that had to find natural gas suppliers and arrange for interstate pipeline delivery at competitive prices. The evolution of deregulation led to one of the most significant events in the natural gas industry, passage of the National Gas Policy Act, which continues to bring changes to the industry.
      As president in the 90s, Frank led innovations at Roanoke Gas which characterized the Company's success in the new era including the installation of automated meter reading in Bluefield, reading large volume gas meters via telephone lines, upgrading all of the Company's computer and communications systems, electronic monitoring and remote control of distribution system operating pressure, implementing an early retirement program to reduce costs, and outsourcing of repetitive functions to realize efficiencies through economics of scale.
      For more than 33 years, Frank Farmer has seen and participated in significant changes in the natural gas industry. He has helped steer the Company's responses to those changes to the benefit of customers, employees and stockholders. He retires after the Company's best year of performance with the directors and management's best wishes for a long, healthy and prosperous retirement.

                              Corporate Mission
                                   Statement

            Roanoke Gas Company provides superior customer and stockholder value by being the preferred choice for safe, dependable, efficient, economical energy and services in the market it serves.




                                 Key Business
                                  Strategies

                           [ ] Saturation Program [ ] Trade Ally Relations [ ] The Propane Alternative [ ] Acquisition and Geographic Expansion [ ] Positioning for Deregulation [ ] Diversification










Access up-to-date information on Roanoke Gas Company and its subsidiaries at http://www.roanokegas.com

Southwest Virginia And Southern West Virginia's
Choice For Comfort And Economy



Proudly Serving:
      Beckley                New Castle
      Bedford                Princeton
      Blacksburg             Pulaski
      Bluefield              Radford
      Bramwell               Rainelle
      Buchanan               Roanoke
      Christiansburg         Rocky Mount
      Clifton Forge          Rupert
      Covington              Salem
      Fincastle              Smith Mountain Lake
      Floyd                  Tazewell
      Fort Chiswell          Troutville
      Galax                  Vinton
      Hillsville             White Sulphur Springs
      Hinton                 Wytheville
      Lewisburg              and other area communities
      Lexington
      Marion
      Natural Bridge







      [Map of Roanoke Gas Company's Service Area appears here]

[The following text appear in a box]


                           Notice Of Annual Meeting

                      The annual meeting of stockholders
                     of Roanoke Gas Company will be held
                   at the Executive Offices of the Company,
                          519 Kimball Avenue, N. E.,
                        Roanoke, Virginia at 9:00 a.m., Monday, January 26,
                           1998.


             [Roanoke Gas Company Logo Mark (Flame) appears here]

                                  Roanoke Gas
                     Your Choice for Comfort and Economy.


                 Transfer Agent and Dividend Disbursing Agent
                  First Union National Bank of North Carolina
                        Dividend Reinvestment Services
                                 P.O. Box 1154
                     Charlotte, North Carolina 28288-1154
                                1-800-829-8432

                 Roanoke Gas Company trades on Nasdaq as RGCO.

                                                                      EXHIBIT 23
                           Accountants' Consent
                           --------------------





The Board of Directors
Roanoke Gas Company



We consent to incorporation by reference in Registration Statements No. 33-69902 on Form S-2, as amended, and No. 333-02455 on Form S-8 of Roanoke Gas Company of our report dated October 17, 1997, relating to the consolidated balance sheets of Roanoke Gas Company and subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 1997, which report is incorporated by reference in the September 30, 1997 Annual Report on Form 10-K of Roanoke Gas Company.


                                              s/KPMG Peat Marwick LLP
                                              KPMG PEAT MARWICK LLP





Roanoke, Virginia
December 19, 1997

                                                                      EXHIBIT 27
ARTICLE - UT
LEGEND
THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM ROANOKE GAS COMPANY'S ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED SEPTEMBER 30, 1997, AS SET FORTH IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS.
/LEGEND

PERIOD-TYPE                   12-MOS
FISCAL-YEAR-END                          SEP-30-1997
PERIOD-END                               SEP-30-1997
BOOK-VALUE                                  PER-BOOK
TOTAL-NET-UTILITY-PLANT                   44,065,144
OTHER-PROPERTY-AND-INVEST                  4,094,095
TOTAL-CURRENT-ASSETS                      13,955,104
TOTAL-DEFERRED-CHARGES                             0
OTHER-ASSETS                                 478,915
TOTAL-ASSETS                              62,593,258
COMMON                                     7,637,430
CAPITAL-SURPLUS-PAID-IN                    5,271,667
RETAINED-EARNINGS                          7,687,854
TOTAL-COMMON-STOCKHOLDERS-EQ              20,596,951
PREFERRED-MANDATORY                                0
PREFERRED                                          0
LONG-TERM-DEBT-NET                        17,079,000
SHORT-TERM-NOTES                           7,129,000
LONG-TERM-NOTES-PAYABLE                            0
COMMERCIAL-PAPER-OBLIGATIONS                       0
LONG-TERM-DEBT-CURRENT-PORT                3,143,124
PREFERRED-STOCK-CURRENT                            0
CAPITAL-LEASE-OBLIGATIONS                          0
LEASES-CURRENT                                     0
OTHER-ITEMS-CAPITAL-AND-LIAB              14,645,183
TOT-CAPITALIZATION-AND-LIAB               62,593,258
GROSS-OPERATING-REVENUE                   65,047,826
INCOME-TAX-EXPENSE                           857,964
OTHER-OPERATING-EXPENSES                  59,786,439
TOTAL-OPERATING-EXPENSES                  60,644,403
OPERATING-INCOME-LOSS                      4,403,423
OTHER-INCOME-NET                             146,910
INCOME-BEFORE-INTEREST-EXPEN               4,550,333
TOTAL-INTEREST-EXPENSE                     2,240,453
NET-INCOME                                 2,309,880
PREFERRED-STOCK-DIVIDENDS                          0
EARNINGS-AVAILABLE-FOR-COMM                2,309,880
COMMON-STOCK-DIVIDENDS                     1,570,649
TOTAL-INTEREST-ON-BONDS                    1,094,981
CASH-FLOW-OPERATIONS                       8,362,434
EPS-PRIMARY                                     1.54
EPS-DILUTED                                     1.54

                                                                      EXHIBIT 99

[KPMG Peat Marwick LLP Letterhead]
KPMG PEAT MARWICK LLP
10 S. Jefferson Street, Suite 1710  Telephone 540 982 0505   Fax 540 983 8877
Roanoke, VA  24011-1331



December 19, 1997



Securities and Exchange Commission
Washington, D.C. 20549


Ladies and Gentlemen:

We were previously principal accountants for Roanoke Gas Company and, under the date of October 17, 1997, we reported on the consolidated financial statements of Roanoke Gas Company and subsidiaries as of September 30, 1997 and 1996 and for each of the years in the three-year period ended September 30, 1997. On July 30, 1997, we were informed that our appointment as principal accountants would be terminated upon the completion of the September 30, 1997 audit. We have read Roanoke Gas Company's statements included under Item 4 of its Form 8-K dated December 19, 1997, and we agree with such statements, except that we are not in a position to agree or disagree with Roanoke Gas Company's statements that the change was recommended by the audit committee of the board of directors and approved by the board of directors or their reason for changing principal accountants.


Very truly yours,


s/KPMG Peat Marwick LLP
KPMG Peat Marwick LLP

                                                                     Exhibit H-2
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 10-Q

                   QUARTERLY REPORT UNDER SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For Quarter Ended          June 30, 1998

Commission File Number             0-367

                               ROANOKE GAS COMPANY
             (Exact name of Registrant as Specified in its Charter)



         VIRGINIA                                         54-0359895
(State or Other Jurisdiction of                          (IRS) Employer
Incorporation or Organization)                           Identification No)


519 Kimball Avenue, N.E., Roanoke, VA                    24016
(Address of Principal Executive Offices)                (Zip Code)


                                 (540) 983-3800
              (Registrant's Telephone Number, Including Area Code)


                                      None
             (Former Name, Former Address and Former Fiscal Year, if
                           Changed Since Last Report)


     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.         Yes  X     No

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the close of the period covered by this report.


        Class                                  Outstanding at June 30, 1998
Common Stock, $5 Par Value                              1,772,359

ROANOKE GAS COMPANY AND
SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE
SHEETS
--------------------------------------------------------------------------------------------------------------

UNAUDITED
---------
                                                                      June 30,                   September 30,
ASSETS                                                                  1998                         1997
------                                                              -------------                -------------
UTILITY PLANT:
Utility Plant in Service                                              $68,398,270                  $65,590,024
Accumulated Depreciation                                              (24,129,104)                 (22,612,963)
                                                                    -------------                -------------

Utility Plant in Service, Net                                          44,269,166                   42,977,061
Construction Work-In-Progress                                           1,475,023                    1,088,083
                                                                    -------------                -------------

Utility Plant, Net                                                     45,744,189                   44,065,144
                                                                    -------------                -------------


NONUTILITY PROPERTY:
Propane                                                                 9,143,884                    6,634,369
Accumulated Depreciation                                               (2,952,632)                  (2,540,274)
                                                                    -------------                -------------

Nonutility Property, Net                                                6,191,252                    4,094,095
                                                                    -------------                -------------

CURRENT ASSETS:
Cash and Cash Equivalents                                               1,437,122                      116,045
Accounts Receivable - (Less Allowance
   for Uncollectibles of $1,079,500,
   and $368,345, Respectively)                                          4,303,225                    4,188,984
Inventories                                                             5,340,528                    7,427,581
Prepaid Income Taxes                                                            -                        7,368
Deferred Income Taxes                                                   2,740,325                    1,206,995
Purchased Gas Adjustments                                                       -                      587,457
Other                                                                     487,108                      420,674
                                                                    -------------                -------------

Total Current Assets                                                   14,308,308                   13,955,104
                                                                    -------------                -------------

OTHER ASSETS                                                              837,571                      478,915
                                                                    -------------                -------------

TOTAL                                                                 $67,081,320                  $62,593,258
                                                                    =============                =============

See condensed notes to condensed consolidated financial statements.
-------------------------------------------------------------------

ROANOKE GAS COMPANY AND
SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE
SHEETS
--------------------------------------------------------------------------------------------------------------

UNAUDITED
---------                                                             June 30,                   September 30,
LIABILITIES                                                             1998                         1997
-----------                                                        -------------                -------------
CAPITALIZATION:
Stockholders' Equity:
   Common Stock - Par Value $5; Authorized,
   3,000,000 Shares; Issued and Outstanding
   1,772,359, and 1,527,486 Shares, Respectively                       $8,861,795                   $7,637,430
   Capital in Excess of Par Value                                       8,629,787                    5,271,667
   Retained Earnings                                                    9,719,102                    7,687,854
                                                                    -------------                -------------
Total Stockholders' Equity                                             27,210,684                   20,596,951

Long-Term Debt (Less Current Maturities)                               20,700,000                   17,079,000
                                                                    -------------                -------------

Total Capitalization                                                   47,910,684                   37,675,951
                                                                    -------------                -------------

CURRENT LIABILITIES:
Current Maturities of Long-Term Debt                                        5,313                    3,143,124
Notes Payable                                                           1,295,000                    7,129,000
Dividends Payable                                                         470,035                      397,530
Accounts Payable                                                        4,430,303                    5,512,348
Income Taxes Payable                                                      997,872                            -
Customers' Deposits                                                       398,714                      427,895
Accrued Expenses                                                        4,633,496                    4,233,860
Refunds From Suppliers - Due Customers                                    115,143                      425,860
Purchased Gas Adjustments                                               3,070,878                            -
                                                                    -------------                -------------
Total Current Liabilities                                              15,416,754                   21,269,617
                                                                    -------------                -------------

DEFERRED CREDITS AND OTHER
LIABILITIES:
Deferred Income Taxes                                                   3,289,785                    3,145,932
Deferred Investment Tax Credits                                           464,097                      492,357
Other Deferred Credits                                                          -                        9,401
                                                                    -------------                -------------

Total Deferred Credits and Other Liabilities                            3,753,882                    3,647,690
                                                                    -------------                -------------

TOTAL                                                                 $67,081,320                  $62,593,258
                                                                    =============                =============

See condensed notes to condensed consolidated financial statements.
-------------------------------------------------------------------

ROANOKE GAS COMPANY AND
SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS FOR THE THREE-MONTH AND NINE-MONTH PERIODS
ENDED JUNE 30, 1998 AND 1997
----------------------------------------------------------------------------------------------------------------------------------

UNAUDITED
---------                                                    Three Months Ended                          Nine Months Ended
                                                                   June 30,                                   June 30,
                                                          1998                 1997                    1998               1997
                                                      -------------       ----------------        ---------------   ---------------
OPERATING REVENUES:
  Gas utilities                                          $8,222,260          $9,029,327             $44,924,911        $50,653,763
  Propane operations                                        760,056             865,115               6,603,759          6,233,886
                                                      -------------       ----------------        ---------------   ---------------
Total operating revenues                                  8,982,316           9,894,442              51,528,670         56,887,649
                                                      -------------       ----------------        ---------------   ---------------

COST OF GAS:
  Gas utilities                                           4,704,193           5,468,123              28,448,209         34,471,610
  Propane operations                                        369,132             437,404               3,201,665          3,417,846
                                                      -------------       ----------------        ---------------   ---------------
Total cost of gas                                         5,073,325           5,905,527              31,649,874         37,889,456
                                                      -------------       ----------------        ---------------   ---------------

OPERATING MARGIN                                          3,908,991           3,988,915              19,878,796         18,998,193
                                                      -------------       ----------------        ---------------   ---------------

OTHER OPERATING EXPENSES:
  Gas utilities:
    Other operations                                      1,762,490           1,929,234               5,759,769          6,062,712
    Maintenance                                             382,959             293,126               1,025,672          1,045,741
    Taxes - general                                         449,294             478,658               1,991,737          2,035,542
    Taxes - income                                         (67,118)             (88,165)              1,417,967          1,227,861
    Depreciation and amortization                           713,986             631,681               2,139,668          1,921,893
  Propane operations (including taxes - income
    of $(105,742), $(58,977), $427,414
    and $340,502, respectively)                             514,188             482,844               2,656,265          2,207,378
                                                      -------------       ----------------        ---------------   ---------------

Total other operating expenses                            3,755,799           3,727,378              14,991,078         14,501,127
                                                      -------------       ----------------        ---------------   ---------------

OPERATING EARNINGS                                          153,192             261,537               4,887,718          4,497,066
                                                      -------------       ----------------        ---------------   ---------------

OTHER INCOME AND DEDUCTIONS:
  Gas utilities:
     Interest Income                                         20,530                   -                  21,449              7,071
    Merchandising and jobbing, net                           22,818              13,117                  94,921             76,446
    Other deductions                                        (18,903)            (12,266)                (70,616)           (49,507)
    Taxes - income                                           (8,301)               (377)                (15,566)           (12,771)
  Propane operations, net                                    19,334              26,410                  87,750             97,184
                                                      -------------       ----------------        ---------------   ---------------
Total other income and deductions                            35,478              26,884                 117,938            118,423
                                                      -------------       ----------------        ---------------   ---------------




EARNINGS BEFORE INTEREST CHARGES                            188,670             288,421               5,005,656          4,615,489
                                                      -------------       ----------------        ---------------   ---------------

INTEREST CHARGES:
  Gas utilities:
    Long-term debt                                          380,588             458,252               1,158,535          1,291,303
    Other interest                                           48,221              60,411                 352,836            368,527
  Propane operations                                         41,077              17,492                 107,803             40,361
                                                      -------------       ----------------        ---------------   ---------------
Total interest charges                                      469,886             536,155               1,619,174          1,700,191
                                                      -------------       ----------------        ---------------   ---------------

NET EARNINGS (LOSS)                                      $(281,216)           $(247,734)             $3,386,482         $2,915,298
                                                      =============        ================       ===============    ==============

BASIC EARNINGS PER COMMON SHARE                             $(0.16)              $(0.16)                  $2.02              $1.95
                                                      =============        ================       ===============    ==============

DILUTED EARNINGS PER COMMON SHARE                           $(0.16)              $(0.16)                  $2.02              $1.95
                                                      =============        ================       ===============    ==============

CASH DIVIDENDS PER COMMON SHARE                              $0.265               $0.260                 $0.795             $0.780
                                                      =============        ================       ===============    ==============

See condensed notes to condensed consolidated financial statements.
--------------------------------------------------------------------

ROANOKE GAS COMPANY AND
SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE-MONTH AND NINE-MONTH PERIODS
ENDED JUNE 30, 1998 AND 1997
---------------------------------------------------------------------------------------------------------------------------------

UNAUDITED
---------                                                    Three Months Ended                            Nine Months Ended
                                                                   June 30,                                    June 30,
                                                          1998                 1997                   1998                1997
                                                      -------------       -------------          --------------      --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)                                      $(281,216)          $(247,734)            $3,386,482           $2,915,298
Adjustments to reconcile net earnings to net
  cash provided by operating activities:
  Depreciation and amortization                            903,397             811,931              2,679,980            2,424,626
  (Gain) loss on disposal of utility and nonutility
    property                                                 6,923              (2,321)                15,032               (6,490)
  Loss on sale of other asset                                    -                   -                    566                    -
  Increase (decrease) in Deferred taxes and
    investment tax credits                                 317,576             202,912             (1,417,737)            (935,431)
  Changes in assets and liabilities which provided
    cash, exclusive of changes and noncash
    transactions shown separately                         1,417,288          3,934,908              5,278,346            5,111,783
                                                        -----------        -----------           ------------          -----------
      Net cash provided by operating activities           2,363,968          4,699,696              9,942,669            9,509,786
                                                        -----------        -----------           ------------          -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to utility plant in service and under
  construction and nonutility property                   (2,000,834)        (1,577,150)            (6,109,106)          (6,252,491)
Cost of removal of utility plant, net                       (18,008)           (33,542)               (50,426)            (126,532)
Proceeds from disposal of equipment                          11,750             21,844                 33,367               40,788
Proceeds from sale of other asset                                 -                  -                173,334
                                                        -----------        -----------           ------------          -----------
      Net cash used in investing activities              (2,007,092)        (1,588,848)            (5,952,831)          (6,338,235)
                                                        -----------        -----------           ------------          -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt                  1,656,000                  -              3,356,000                    -
Retirement of long-term debt and payments on
  obligations under capital leases                           (8,834)          (288,544)            (2,872,811)            (648,444)
Net repayments under lines of credit                       (785,000)        (2,745,000)            (5,834,000)          (2,622,500)
Cash dividends paid                                        (467,977)          (391,627)            (1,282,730)          (1,155,168)
Proceeds from issuance of stock                             185,865            221,487              4,210,494              695,713
Capital stock expense                                             -                  -               (245,714)                   -
                                                        -----------        -----------           ------------          -----------
      Net cash used in financing activities                 580,054         (3,203,684)            (2,668,761)          (3,730,399)
                                                        -----------        -----------           ------------          -----------



NET INCREASE (DECREASE) IN CASH  AND
   CASH EQUIVALENTS                                         936,930            (92,836)             1,321,077             (558,848)

CASH AND CASH EQUIVALENTS AT
   BEGINNING OF PERIOD                                      500,192            167,310                116,045              633,322
                                                        -----------        -----------           ------------          -----------
CASH AND CASH EQUIVALENTS AT END OF
   PERIOD                                                $1,437,122            $74,474             $1,437,122              $74,474
                                                        ===========        ===========           ============          ===========
SUPPLEMENTAL INFORMATION:
Interest paid                                               518,824            816,860              1,972,876            1,851,899
Income taxes paid                                     $   1,012,823           $114,886             $2,273,446           $1,024,786

NONCASH TRANSACTIONS:

The assets of a propane company were acquired in December 1997 in exchange for 34,317 shares of stock for a total value of $617,706.

The Company refinanced the remaining balances of Series K and Series L First
Mortgage Bonds in the amount of $3,344,000 into a First Mortgage Note due July
1, 2008 in June 1998

See condensed notes to condensed consolidated financial statements.

ROANOKE GAS COMPANY AND SUBSIDIARIES

CONDENSED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------
UNAUDITED
---------

     1. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly Roanoke Gas Company's financial position as of June 30, 1998 and September 30, 1997, and the results of its operations and its cash flows for the three months and nine months ended June 30, 1998 and 1997. The results of operations for the nine months ended June 30, 1998 are not indicative of the results to be expected for the fiscal year ending September 30, 1998.

     2. The condensed consolidated financial statements are presented as permitted by Form 10-Q and do not contain certain information included in the Company's annual consolidated financial statements and notes thereto.

     3. Quarterly earnings are affected by the highly seasonal nature of the business as variations in weather conditions generally result in greater earnings during the winter months.

     4. The Company refinanced the remaining balances on the Series K and Series L First Mortgage Bonds in conjunction with an additional borrowing to create a $5,000,000 First Mortgage Note due in full on July 1, 2008 at a fixed interest rate of 7.804%. The transaction resulted in net additional debt of $1,656,000. The additional proceeds are being used to fund capital expansion in the natural gas system.

     5. In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share (Statement 128). Statement 128 supersedes APB Opinion No. 15, Earnings Per Share, and specifies the computation, presentation and disclosure requirements for basic and diluted earnings per share (EPS) for entities with publicly-held common stock. The dilutive securities had no effect on the per share amounts for the current reporting period. The weighted average number of shares outstanding for the three-month period and nine month period ended June 30, 1998 were 1,769,654 and 1,672,756 shares compared to 1,512,023 and 1,496,606 shares for the same periods last year.

     6. In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, effective for all fiscal quarters of fiscal years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires the recognition of all derivative instruments as assets or liabilities in the Company's balance sheet and measurement of those instruments at fair value. The accounting treatment of changes in fair value is dependent upon whether or not an instrument is designated as a hedge and, if so, the type of hedge. The Company has not fully analyzed the provisions of SFAS No. 133. Currently, the Company does not have a material position in derivative instruments.

ROANOKE GAS COMPANY AND SUBSIDIARIES

CONDENSED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------
UNAUDITED
---------

     7. Both Roanoke Gas Company and Bluefield Gas Company operated manufactured gas plants (MGPs) as a source of fuel for lighting and heating until the early 1950's. The process involved heating coal in a low-oxygen environment to produce a manufactured gas that could be distributed through the Company's pipeline system to customers. A by-product of the process was coal tar, and the potential exists for on-site tar waste contaminants at both former plant sites. The extent of contaminants at these sites is unknown at this time, and the Company has not performed formal analyses of any environmental media at the Roanoke Gas Company MGP site. An analysis at the Bluefield Gas Company site indicates some contamination. The Company, with concurrence of legal counsel, does not believe any events have occurred requiring regulatory reporting. Further, the Company has not received any notices of violation or liabilities associated with environmental statutes or regulations related to the MGP sites and is not aware of any off-site contamination or pollution as a result of these prior operations. Therefore, the Company has no plans for subsurface remediation at either of the MGP sites. Should the Company eventually be required to remediate either of the MGP sites, the Company will pursue all prudent and reasonable means to recover any related costs, including insurance claims and regulatory approval for rate case recognition of expenses associated with any work required. Based upon prior orders of the State Corporation Commission of Virginia related to environmental matters at other companies, the Company believes it will be able to recover prudently incurred costs. Additionally, a stipulated rate case agreement between the Company and the West Virginia Public Service Commission recognizes the Company's right to defer MGP clean-up costs, should any be incurred, and to seek rate relief for such costs. If the Company eventually incurs costs associated with a required clean-up of either MGP site, the Company anticipates recording a regulatory asset for such clean-up costs which are anticipated to be recoverable in future rates. Based on anticipated regulatory actions and current practices, management believes that any costs incurred related to the previously-mentioned environmental matters will not have a material effect on the Company's consolidated financial position or results of operations, although there can be no assurance this will be the case.

ROANOKE GAS COMPANY AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
---------------------------------------------------------------------------

Consolidated net earnings (loss) for the three-month period and nine-month periods ended June 30, 1998 were ($281,216) and $3,386,482 compared to ($247,734) and $2,915,298 for the same period last year.

Operating margin for the three months ended June 30, 1998 decreased $79,924, or 2 percent, from the same period last year due to declines in delivered gas volumes offset partially by the effect of rate increases for Bluefield Gas Company and Commonwealth Public Service Corporation placed into effect earlier this year. Total natural gas deliveries decreased by 180,928 MCF, or 9 percent, and propane deliveries declined by 38,897 gallons, or 4 percent, for the quarter. The decline in volumes of gas delivered is attributable to the current quarter having 42 percent fewer heating degree-days than the same period last year. Propane deliveries declined by a lesser rate for the quarter due to the increase in customers over last year. The customer growth in the propane operations is attributable to an ongoing aggressive marketing campaign and the propane acquisition completed in December 1997. Total propane customer base has increased by 38 percent over last June.

Other operations expenses for the current quarter declined from the same period last year due to the absence of amortization of regulatory assets included in last year's expenses, reduced labor and benefit costs and lower bad debt expense associated with improvements in delinquencies and reductions in billed revenues for the quarter. Maintenance expenses increased in response to timing of certain maintenance expenditures including scheduled pipeline leak repairs and meter repairs. General taxes declined from the same quarter last year as declines in revenue-sensitive taxes more than offset increases in property and other taxes. Capital expenditures for adding new customers to the distribution system and renewing older facilities have increased depreciation expense over last year's levels. Propane operations increased over the same period last year with increases in marketing expenses and depreciation expense resulting from the growth in customers in the Company's propane subsidiary. Interest charges declined as the proceeds from the stock issue completed in January reduced the Company's outstanding average total debt position.

For the nine-month period ended June 30, 1998, operating margins increased $880,603, or 5 percent, over the same period last year. Approximately one third of the increased margin was generated from a 2 percent increase in natural gas deliveries for the period resulting from customer growth and greater industrial usage due to the strength of the economy. Most of the increase in natural gas volumes was attributable to industrial customers as the temperature sensitive firm sales were nearly unchanged from last year. A 20 percent increase in propane deliveries accounted for the remainder of the margin increase. Propane increases were generated entirely from the growth in new customers as the propane division continues to be a significant factor in the Company's performance. The expense fluctuations for the nine-month period ended June 30, 1998, as compared to the same period last year, are consistent with differences defined for the quarter. Maintenance expenses are consistent with the same

ROANOKE GAS COMPANY AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
----------------------------------------------------------------------------

period last year, and propane operations included additional costs associated with delivering 20 percent more gallons.

The nine-month earnings presented herein should not be considered as reflective of the Company's consolidated financial results for the fiscal year ending September 30, 1998. The total revenues during the first nine months reflect higher billings due to the weather sensitive nature of the gas business. Improvement or decline in earnings depends primarily on temperature and weather conditions during the remaining months.

The Company currently has one rate case application pending before regulatory bodies. Roanoke Gas Company filed an application with the Virginia State Corporation Commission (SCC) in December 1996 with rates placed into effect, subject to refund, on January 1, 1997. A hearing was held on the application in June 1997. On April 30, 1998, the Hearing Examiner for the Virginia State Corporation Commission issued a recommended decision in the rate case. Once a final order is issued, the approved rates will be implemented and refunds with interest will be made. The Company has established reserves for an estimated level of refund in the case, and management believes the reserves are adequate to cover any refund ordered by the Virginia Commission.

On April 27, 1998, the SCC approved a two-year extension to the Company's gas cost hedging pilot program. Financial hedging instruments will be employed to help protect against supply-related price volatility impacting customer billing rates.

On July 7, 1998, the West Virginia Division of Administrative Law Judges issued a Recommended Decision approving a two-year pilot gas cost hedging program for Bluefield Gas. This pilot program will employ financial hedges for up to fifty percent of its normal winter demand not supplied from storage.

The Company is in the process of evaluating the Year 2000 Issue and implementing corrective actions. The Company has developed an inventory of major financial, informational and operational systems that will require modification to ensure Year 2000 compliance. Both internal and external resources are being used to make the necessary modifications and test the results. The Company has already converted many of the accounting, billing and operations systems to Year 2000 compliant. The Company expects to complete the remaining conversions and testing by the spring of 1999. The total cost of converting all internal information systems, equipment and operations for Year 2000 has not been fully quantified, but is not expected to be a material cost to the Company. All costs incurred to date have been expensed.

In addition, the Company is communicating with all of its significant suppliers and large customers to determine their Year 2000 readiness and to attempt to identify potential areas of risk in this regard. There can be no guarantee that the systems of other companies on which the Company's systems rely will be

ROANOKE GAS COMPANY AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
-----------------------------------------------------------------------------

timely converted, or that a failure to convert by a supplier, customer or other third party, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company and its operations.

The board of directors has given management approval to pursue a corporate restructuring to create a holding company intended to facilitate growth and diversification. As a regulated public utility, the Company is currently restricted in the types of businesses it can pursue. Under the proposed structure, Roanoke Gas Company will continue as a public utility but operate as a subsidiary of the holding company. The structure would provide for unregulated services such as propane operations to be subsidiaries of the holding company rather than the utility company.

The Company has made an informal inquiry with the Securities and Exchange Commission ("SEC") seeking their input before making a formal restructuring application. The restructuring must be approved by the SEC, as well as the Company's shareholders, the Virginia State Corporation Commission and the West Virginia Public Service Commission. There can be no assurance if or when these approvals will be received.

Both Roanoke Gas Company and Bluefield Gas Company operated manufactured gas plants (MGPs) as a source of fuel for lighting and heating until the early 1950's. The process involved heating coal in a low-oxygen environment to produce a manufactured gas that could be distributed through the Company's pipeline system to customers. A by-product of the process was coal tar, and the potential exists for on-site tar waste contaminants at both former plant sites. The extent of contaminants at these sites is unknown at this time, and the Company has not performed formal analyses of any environmental media at the Roanoke Gas Company MGP site. An analysis at the Bluefield Gas Company site indicates some contamination. The Company, with concurrence of legal counsel, does not believe any events have occurred requiring regulatory reporting. Further, the Company has not received any notices of violation or liabilities associated with environmental statutes or regulations related to the MGP sites and is not aware of any off-site contamination or pollution as a result of these prior operations. Therefore, the Company has no plans for subsurface remediation at either of the MGP sites. Should the Company eventually be required to remediate either of the MGP sites, the Company will pursue all prudent and reasonable means to recover any related costs, including insurance claims and regulatory approval for rate case recognition of expenses associated with any work required. Based upon prior orders of the State Corporation Commission of Virginia related to environmental matters at other companies, the Company believes it will be able to recover prudently incurred costs. Additionally, a stipulated rate case agreement between the Company and the West Virginia Public Service Commission recognizes the Company's right to defer MGP clean-up costs, should any be incurred, and to seek rate relief for such costs. If the Company eventually incurs costs associated with a required clean-up of either MGP site, the Company anticipates recording a regulatory asset for such clean-up costs which are anticipated to be recoverable in future rates. Based on anticipated

ROANOKE GAS COMPANY AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
-----------------------------------------------------------------------------

regulatory actions and current practices, management believes that any costs incurred related to the previously-mentioned environmental matters will not have a material effect on the Company's consolidated financial position and results of operations, although there can be no assurance this will be the case.

                           Part II - Other Information


Item 2.    Changes in Securities.

           Pursuant to the Roanoke Gas Company Restricted Stock Plan for Outside Directors (the "Restricted Stock Plan"), 40% of the monthly retainer fee of each non-employee director of the Company is paid in shares of unregistered common stock and is subject to vesting and transferability restrictions ("restricted stock"). A participant can, subject to approval of the Board, elect to receive up to 100% of his retainer fee in restricted stock. The number of shares of restricted stock is calculated each month based on the closing sales price of the Company's common stock on the Nasdaq-NMS on the first day of the month. The shares of restricted stock are issued in reliance on section 3(a)(11) and section 4(2) exemptions under the Securities Act of 1993 (the "Act") and will vest only in the case of the participant's death, disability, retirement or in the event of a change in control of the Company. Shares of restricted stock will be forfeited to the Company by the participant's voluntary resignation during his term on the Board or removal for cause as a director. During the quarter ended June 30, 1998, the Company issued a total of 408 shares of restricted stock pursuant to the Restricted Stock Plan as follows:

                         Investment Date                      Price                   Number of Shares
                                4-1-98                        $22.250                            130
                                5-1-98                        $21.750                            133
                                6-1-98                        $20.000                            145



Item 6.    Exhibits and Reports on Form 8-K.

           (a)  Exhibits

                Exhibit 27 - Financial Data Schedule

           (b)  Reports on Form 8-K

                There were no reports on Form 8-K filed for the three months ended June 30, 1998.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                ROANOKE GAS COMPANY


Date:  August 11, 1998          By:s/Roger L. Baumgardner
                                   ----------------------------------
                                     Roger L. Baumgardner
                                       Vice President/Secretary, Treasurer
                                       And Principal Accounting Officer

                                                                     EXHIBIT 27
ARTICLE -  UT
LEGEND
     THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM ROANOKE GAS COMPANY'S UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENT FOR THE QUARTER ENDED JUNE 30, 1998, AS SET FORTH IN THE COMPANY'S QUARTERLY REPORT ON FORM 10-Q, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS.
/LEGEND

PERIOD-TYPE                   9-MOS
FISCAL-YEAR-END                              SEP-30-1998
PERIOD-END                                   JUN-30-1998
BOOK-VALUE                                   PER-BOOK
TOTAL-NET-UTILITY-PLANT                      45,744,189
OTHER-PROPERTY-AND-INVEST                     6,191,252
TOTAL-CURRENT-ASSETS                         14,308,308
TOTAL-DEFERRED-CHARGES                                0
OTHER-ASSETS                                    837,571
TOTAL-ASSETS                                 67,081,320
COMMON                                        8,861,795
CAPITAL-SURPLUS-PAID-IN                       8,629,787
RETAINED-EARNINGS                             9,719,102
TOTAL-COMMON-STOCKHOLDERS-EQ                 27,210,684
PREFERRED-MANDATORY                                   0
PREFERRED                                             0
LONG-TERM-DEBT-NET                           20,700,000
SHORT-TERM-NOTES                              1,295,000
LONG-TERM-NOTES-PAYABLE                               0
COMMERCIAL-PAPER-OBLIGATIONS                          0
LONG-TERM-DEBT-CURRENT-PORT                           0
PREFERRED-STOCK-CURRENT                               0
CAPITAL-LEASE-OBLIGATIONS                             0
LEASES-CURRENT                                    5,313
OTHER-ITEMS-CAPITAL-AND-LIAB                 17,870,323
TOT-CAPITALIZATION-AND-LIAB                  67,081,320
GROSS-OPERATING-REVENUE                      51,528,670
INCOME-TAX-EXPENSE                            1,845,381
OTHER-OPERATING-EXPENSES                     44,795,571
TOTAL-OPERATING-EXPENSES                     46,640,952
OPERATING-INCOME-LOSS                         4,887,718
OTHER-INCOME-NET                                117,938
INCOME-BEFORE-INTEREST-EXPEN                  5,005,656
TOTAL-INTEREST-EXPENSE                        1,619,174
NET-INCOME                                    3,386,482
PREFERRED-STOCK-DIVIDENDS                             0
EARNINGS-AVAILABLE-FOR-COMM                   3,386,482
COMMON-STOCK-DIVIDENDS                        1,355,235
TOTAL-INTEREST-ON-BONDS                         601,799
CASH-FLOW-OPERATIONS                          9,942,669
EPS-PRIMARY                                        2.02
EPS-DILUTED                                        2.02

                                                                     Exhibit H-3

                           FORM U-3A-2        ROANOKE GAS COMPANY
                                 FILE NO. 69-331


               SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.

         Statement By Holding Company Claiming Exemption
         -----------------------------------------------
          Under Rule U-3A-2 From the Provisions of the
          --------------------------------------------
           Public Utility Holding Company Act of 1935
           ------------------------------------------


     Roanoke Gas Company ("Roanoke Gas") hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption, the following information is submitted:

     1. Roanoke Gas is a public service corporation organized and existing in good standing under the laws of the Commonwealth of Virginia. Roanoke Gas distributes natural gas to some 49,324 residential, commercial and industrial customers located in the City of Roanoke and environs pursuant to certificates of convenience and necessity at rates and charges issued and prescribed by the State Corporation Commission of Virginia ("Virginia Commission"). Roanoke Gas owns all of the issued and outstanding voting securities of Diversified Energy Company, a Virginia corporation, d/b/a Highland Propane Company ("Highland Propane"), and d/b/a Highland Gas Marketing. Highland Propane, which is not a public utility, is operated under two (2) divisions, Highland Propane-Roanoke and Highland Propane- Bluefield. Highland Propane-Roanoke is engaged in the business of selling liquefied petroleum gas (propane) in bulk to residential, commercial and industrial customers in and around Roanoke, Virginia and Southwest Virginia. Roanoke Gas provides all managerial and other direct labor, goods and services to Highland Propane-Roanoke under agreement approved by the Virginia Commission. Highland Propane is not otherwise subject to the regulatory jurisdiction of the Virginia Commission. Highland Propane-Bluefield is engaged in the business of selling liquefied petroleum gas (propane) in bulk to residential, commercial and industrial customers in Southern West Virginia and has offices in Bluefield and Rainelle, West Virginia. Highland Gas Marketing is a purchasing and marketing entity that buys fuels on the spot and short-term market and resells to certain end-users.

     Roanoke Gas also owns all of the issued and outstanding securities of Bluefield Gas Company ("Bluefield Gas"), a West Virginia public service corporation, which is regulated as to rates and service by the Public Service Commission of the State of West Virginia ("West Virginia Commission"). Bluefield Gas provides natural gas service to some 4,297 residential, commercial and industrial customers located in and around Bluefield, West Virginia. Bluefield Gas, in turn, owns all of the issued and outstanding voting securities of Commonwealth Public Service Corporation ("Commonwealth"). Commonwealth is a small Virginia public service corporation which provides natural gas service to approximately 961 residential, commercial and industrial customers located in and around Bluefield, Virginia, under rates and charges prescribed by the Virginia Commission. Bluefield first claimed exemption under Section 3(a)(2) of the Public Utility Holding Company Act of 1935 ("The Act") in February 1952.

     2. Columbia Gas Transmission Corporation ("Columbia") is Roanoke Gas' primary transporter of natural gas. Columbia historically has transported approximately two-thirds of Roanoke Gas' gas supply and 100% of Bluefield Gas' gas supply. Prior to Federal Energy Regulatory Commission Order 636, Roanoke Gas and Bluefield Gas purchased their core market requirements through Demand Purchases, Firm Transportation Service and Firm Storage Service. Additional requirements were met through the use of spot and short-term purchases under contracts with producers and brokers. Under Order 636 the responsibility for obtaining dependable natural gas supplies shifts from the pipeline companies to the local distribution companies and to other "shippers" of natural gas. The Company purchases gas supplies from a variety of producers and marketers. Recent examples of suppliers or marketers include Amoco Energy Trading Corporation, Cabot Oil and Gas, Columbia Energy Services, Duke Energy, Engage Energy, LG&E Energy Marketing, Texaco Natural Gas, and Southern Company Energy.

     Roanoke Gas' other major transporter is East Tennessee Natural Gas Company ("East Tennessee"), an El Paso Energy Company. Historically, East Tennessee has delivered approximately one-third of Roanoke Gas' natural gas supply.

     Roanoke Gas receives its gas supply from Columbia at two city gate stations. Each station is connected by a thirty-three mile transmission line to Columbia's system at Gala, Virginia. Roanoke Gas receives its gas supply from East Tennessee at four city gate stations located on East Tennessee's transmission line. The city gate stations are located on the perimeter of a network of distributions mains located in the Cities of Roanoke and Salem, the Towns of Vinton, Fincastle and Troutville, and the Counties of Bedford, Botetourt, Montgomery and Roanoke, Virginia. Also, located on our transmission line in Botetourt County, Virginia is a liquefied natural gas storage facility which has the capacity to hold 200 million cubic feet of natural gas.

     Bluefield Gas owns a transmission line extending from Princeton, West Virginia to Bluefield, West Virginia, and a distribution system within the City of Bluefield, West Virginia and the immediate surrounding area of Mercer County, West Virginia. A portion of the gas transported by Bluefield Gas is sold at the West Virginia-Virginia state line to Commonwealth for resale to its customers through a distribution network in Bluefield, Virginia and the immediate surrounding area of Tazewell County, Virginia.

     Highland Propane-Bluefield's principal bulk storage facility, located at its Bluefield, West Virginia facility, is comprised of two 30,000-gallon storage tanks and one 18,000-gallon storage tank. Two 18,000-gallon storage tanks are located at its Rainelle, West Virginia facility and one 30,000- gallon tank is located at Ansted, WV.

     Highland Propane-Roanoke owns and operates seven storage facilities. A facility at Thirlane Road, N.W. in Roanoke, Virginia consists of two 30,000-gallon tanks. A second facility at Fort Chiswell, Virginia consists of two 35,000-gallon tanks. The third facility is located on the property of Consolidated Glass in Galax, Virginia and consists of one 30,000-gallon tank. The fourth facility is located in Craig County, near the town of New Castle, Virginia and consists of one 30,000-gallon tank. The fifth facility, located near the intersection of Routes 221 and 679 in Floyd County, consists of a 30,000-gallon tank. The sixth facility is located on the property of Virginia Forging in Buchanan, Virginia and consists of a 30,000-gallon tank. The seventh facility is located on the property of Golden West Foods in Bedford, Virginia and consists of a 30,000-gallon tank.

     3. The following information for the last calendar year with respect to Roanoke Gas, Bluefield Gas and Commonwealth is submitted:

          (a) Roanoke Gas distributed at retail 7,456,760 MCF of gas during the calendar year 1997. Bluefield Gas distributed at retail 903,416 MCF of gas during the calendar year 1997. Commonwealth distributed at retail 264,389 MCF of gas during the calendar year 1997.

          Neither Roanoke Gas, Bluefield Gas nor Commonwealth distributed at retail natural gas outside the state of its incorporation.

          Roanoke Gas and Commonwealth did not sell at wholesale natural gas outside the Commonwealth of Virginia. Bluefield Gas sold 264,389 MCF of natural gas at wholesale to Commonwealth at the Virginia-West Virginia line.

          (d) Roanoke Gas purchased 7,879,446 MCF of natural gas outside the Commonwealth of Virginia during the calendar year 1997. All such gas was transported to Roanoke Gas for resale as system supply by Columbia Gas Transmission Corporation and East Tennessee Natural Gas Company. Commonwealth purchased 264,389 MCF of natural gas from Bluefield Gas at the Virginia-West Virginia State line. Bluefield Gas purchased 1,220,855 MCF of natural gas outside the State of West Virginia. All such gas was transported to Bluefield Gas for resale as system supply by Columbia Gas Transmission Corporation. Bluefield Gas transported 20,596 MCF of natural gas to its end-users for other marketers. Highland Gas Marketing purchased and resold 1,491,731 MCF of natural gas to certain end-users of Roanoke Gas Company. In addition to the above volumes of Highland Gas Marketing, Roanoke transported 793,859 MCF of natural gas to its end-users for other marketers.

     4. (a through e) Not applicable. The Company holds no interest, directly or indirectly in an exempt wholesale generator (EWG) or foreign utility company.

     A consolidating statement of income and surplus and a consolidating balance sheet of Roanoke Gas and its subsidiaries for the 1997 calendar year is attached as Exhibit A and Exhibit A(1).

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 23rd day of February, 1998.


                                   ROANOKE GAS COMPANY




                                   By: s/John B. Williamson, III
[Seal appears here]                   ---------------------------
                                             Its President
(SEAL)
ATTEST:


s/Roger L. Baumgardner
-------------------------------
          Secretary

Notices and correspondence regarding this statement should be addressed to:

               Roger L. Baumgardner
               Vice President-Secretary & Treasurer
               Roanoke Gas Company
               Post Office Box 13007
               Roanoke, VA  24030

                                                                                                    Exhibit A

Roanoke Gas Company
Consolidating Statement Of Earnings
Twelve Months Ended December 31, 1997

                                      Roanoke    Bluefield     Highland   Highland
                                        Gas         Gas         Propane     Gas                   Consolidated
                                      Company     Company       Company   Marketing  Eliminations    Total
                                      -------     -------       -------   ---------  ------------    -----
OPERATING REVENUES:
  Gas utilities                    $ 49,741,801 $ 6,671,948                          $ (316,374) $ 56,097,375
  Propane operations                                         $ 7,334,048                            7,334,048
                                     ----------   ---------    ---------    -------   ---------    ----------
Total operating revenues             49,741,801   6,671,948    7,334,048          0    (316,374)   63,431,423

COST OF GAS:
  Gas utilities                      31,946,104   4,753,640                                        36,699,744
  Propane operations                                           3,697,591                            3,697,591
                                     ----------   ---------    ---------    -------   ---------    ----------
Total cost of gas                    31,946,104   4,753,640    3,697,591          0           0    40,397,335

OPERATING MARGIN                     17,795,697   1,918,308    3,636,457          0    (316,374)   23,034,088
                                     ----------   ---------    ---------    -------   ---------    ----------
OTHER OPERATING EXPENSES:
  Gas utilities:
    Other operations                  7,372,109     816,974                            (173,108)    8,015,975
    Maintenance                       1,214,759     192,916                                         1,407,675
    Taxes - general                   2,116,592     338,409                                         2,455,001
    Taxes - income                      871,688      57,997                                           929,685
    Depreciation and amortization     2,418,926     210,693                             (17,609)    2,612,010
    Propane operations                                         3,103,887               (124,983)    2,978,904
                                     ----------   ---------    ---------    -------   ---------    ----------
Total other operating expenses       13,994,074   1,616,989    3,103,887          0    (315,700)   18,399,250


OPERATING EARNINGS                    3,801,623     301,319      532,570          0        (674)    4,634,838

OTHER INCOME AND DEDUCTIONS:
  Gas utilities:
    Interest Income                       1,133                                                         1,133
    Merchandising and jobbing, net      133,392       4,404                                           137,796
    Other deductions                    (88,723)     (6,407)                                          (95,130)
    Taxes - income                      (27,567)       (526)                                          (28,093)
    Propane operations, net                                       46,578     88,307       5,391       140,276
                                     ----------   ---------    ---------    -------   ---------    ----------
Total other income and deductions        18,235      (2,529)      46,578     88,307       5,391       155,982



EARNINGS BEFORE INTEREST CHARGES      3,819,858     298,790      579,148     88,307       4,717     4,790,820

INTEREST CHARGES:
  Gas utilities:
  Long-term debt                      1,663,845     105,181                                         1,769,026
  Other interest                        312,282     108,401                                (173)      420,510
  Propane operations                                              79,409                   (963)       78,446
                                     ----------   ---------    ---------    -------   ---------    ----------
Total interest charges                1,976,127     213,582       79,409          0      (1,136)    2,267,982

NET EARNINGS                       $  1,843,731 $    85,208  $   499,739   $ 88,307  $    5,853  $  2,522,838
                                     ==========   =========    =========    =======   =========    ==========

                                                                                                 Exhibit A(1)

ROANOKE GAS COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997

                                      Roanoke    Bluefield     Highland   Highland
                                        Gas         Gas         Propane     Gas                   Consolidated
ASSETS                                Company     Company       Company   Marketing  Eliminations    Total
------                                -------     -------       -------   ---------  ------------    -----
UTILITY PLANT:
Utility Plant in Service           $ 61,453,413 $ 6,342,352                         $(1,636,290) $ 66,159,475
Accumulated Depreciation            (22,337,694) (2,215,192)                          1,544,260   (23,008,626)
                                    -----------  ----------  ----------  ----------  ----------    -----------
Utility Plant in Service, Net        39,115,719   4,127,160           -           -     (92,030)   43,150,849
Construction Work-In-Progress         1,024,205     261,910                                         1,286,115
                                    -----------  ----------  ----------  ----------  ----------    -----------
Utility Plant, Net                   40,139,924   4,389,070           -           -     (92,030)   44,436,964
                                    -----------  ----------  ----------  ----------  ----------    -----------

NONUTILITY PROPERTY:
Propane                                                       8,331,196                (209,764)    8,121,432
Accumulated Depreciation                                     (3,008,803)                272,972    (2,735,831)
                                    -----------  ----------  ----------  ----------  ----------    -----------
Nonutility Property, Net                      -           -   5,322,393           -      63,208     5,385,601
                                    -----------  ----------  ----------  ----------  ----------    -----------

Cash and Cash Equivalents               (11,480)     64,047      38,578                                91,145
Accounts Receivable                   8,529,895   1,142,448   1,069,608   1,040,597   1,066,056    12,848,604
Inventories                           5,659,509     923,486     154,066                             6,737,061
Prepaid Income Taxes                                                                                        -
Deferred Income Taxes                                                                 2,005,521     2,005,521
Purchased Gas Adjustments            (1,648,337)    486,472               1,161,865                         -
Other                                   292,743      41,034     138,858                  (1,300)      471,335
                                    -----------  ----------  ----------  ----------  ----------    -----------
Total Current Assets                 12,822,330   2,657,487   1,401,110   1,040,597   4,232,142    22,153,666
                                    -----------  ----------  ----------  ----------  ----------    -----------
OTHER ASSETS                          3,131,443      57,067     405,929              (2,748,106)      846,333
                                    -----------  ----------  ----------  ----------  ----------    -----------

TOTAL                              $ 56,093,697 $ 7,103,624 $ 7,129,432 $ 1,040,597 $ 1,455,214  $ 72,822,564
                                    ===========  ==========  ==========  ==========  ==========   ===========

                                                                                                   Exhibit A(1)
ROANOKE GAS COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997

                                         Roanoke    Bluefield   Highland    Highland
                                           Gas         Gas       Propane       Gas                  Consolidated
LIABILITIES                              Company     Company     Company    Marketing  Eliminations     Total
-----------                              -------     -------     -------    ---------  ------------     -----
CAPITALIZATION:
Stockholders' Equity:
  Common Stock                        $  7,857,825 $    49,704 $   196,421            $  (246,125)  $  7,857,825
  Capital in Excess of Par Value         3,795,149     257,805     833,662                952,386      5,839,002
  Retained Earnings                      7,776,374   1,870,406   2,447,460    205,115  (3,484,489)     8,814,866
                                       -----------  ----------  ----------  ---------  ----------    -----------
Total Stockholders' Equity              19,429,348   2,177,915   3,477,543    205,115  (2,778,228)    22,511,693

Long-Term Debt (Less Current
  Maturities)                           15,779,000   1,300,000   1,700,000                            18,779,000
                                       -----------  ----------  ----------  ---------  ----------    -----------
Total Capitalization                    35,208,348   3,477,915   5,177,543    205,115  (2,778,228)    41,290,693
                                       -----------  ----------  ----------  ---------  ----------    -----------

CURRENT LIABILITIES:
Current Maturities of Long-Term Debt       621,958                                                       621,958
Notes Payable                            8,964,000   2,271,000     612,000                            11,847,000
Dividends Payable                          417,226                                                       417,226
Accounts Payable                         4,057,309     511,350     718,448    774,528   1,066,056      7,127,691
Income Taxes Payable                       981,785      81,181     369,578     60,954                  1,493,498
Customers' Deposits                        425,070      59,241       7,129                               491,440
Accrued Expenses                         3,932,681     342,968      92,979                             4,368,628
Refunds From Suppliers - Due Customers     311,899       1,968                                           313,867
Purchased Gas Adjustments                                                               1,161,865      1,161,865
                                       -----------  ----------  ----------  ---------  ----------    -----------
Total Current Liabilities               19,711,928   3,267,708   1,800,134    835,482   2,227,921     27,843,173


DEFERRED CREDITS AND OTHER LIABILITIES:
Deferred Income Taxes                      707,186     341,299     151,755  2,005,521   3,205,761
Deferred Investment Tax Credits            466,235      16,702                                           482,937
Other Deferred Credits                                                                                         -
                                       -----------  ----------  ----------  ---------  ----------    -----------

Total Deferred Credits and Other
  Liabilities                            1,173,421     358,001     151,755          -   2,005,521      3,688,698
                                       -----------  ----------  ----------  ---------  ----------    -----------

TOTAL                                 $ 56,093,697 $ 7,103,624 $ 7,129,432$ 1,040,597 $ 1,455,214   $ 72,822,564
                                       ===========  ==========  ==========  =========  ==========    ===========

                                                                                Exhibit A
                              Bluefield Gas Company
                         Consolidating Income Statement
                      Twelve Months Ended December 31, 1997

                                       Bluefield   Commonwealth
                                          Gas     Public Service               Consolidated
                                        Company     Corporation  Eliminations     Total
                                        -------     -----------  ------------     -----
OPERATING REVENUES                    $ 6,253,205   $ 1,515,310  $ (1,096,567) $ 6,671,948
COST OF GAS                             4,753,640     1,081,443    (1,081,443)   4,753,640
                                       ----------    ----------   -----------   ----------
OPERATING MARGIN                        1,499,565       433,867       (15,124)   1,918,308

OTHER OPERATING EXPENSES:
  Gas utilities:
    Other operations                      626,523       205,575       (15,124)     816,974
    Maintenance                           124,296        68,620                    192,916
    Taxes - general                       276,299        62,110                    338,409
    Taxes - income                         42,893        15,104                     57,997
    Depreciation and amortization         159,905        50,788                    210,693
                                       ----------    ----------   -----------   ----------
Total other operating expenses          1,229,916       402,197       (15,124)   1,616,989

OPERATING EARNINGS                        269,649        31,670             -      301,319

OTHER INCOME AND DEDUCTIONS:
  Gas utilities:
    Interest Income                                                                      -
    Merchandising and jobbing, net          4,404                                    4,404
    Other deductions                       (6,132)         (275)                    (6,407)
    Taxes - income                           (620)           94                       (526)
                                       ----------    ----------   -----------   ----------
Total other income and deductions          (2,348)         (181)            -       (2,529)

EARNINGS BEFORE INTEREST CHARGES          267,301        31,489             -      298,790

INTEREST CHARGES:
  Gas utilities:
    Long-term debt                        105,181                                  105,181
    Other interest                        106,745         1,656                    108,401
                                       ----------    ----------   -----------   ----------
Total interest charges                    211,926         1,656             -      213,582

NET EARNINGS                          $    55,375   $    29,833  $          0  $    85,208
                                       ==========    ==========   ===========   ==========

                                                                                 Exhibit A(1)
BLUEFIELD GAS COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997

                                       Bluefield   Commonwealth
                                          Gas     Public Service               Consolidated
ASSETS                                  Company     Corporation  Eliminations     Total
------                                  -------     -----------  ------------     -----
UTILITY PLANT:
Utility Plant in Service              $ 5,130,392   $ 1,211,960                $ 6,342,352
Accumulated Depreciation               (1,823,628)     (391,564)                (2,215,192)
                                       ----------    ----------   -----------   ----------
Utility Plant in Service, Net           3,306,764       820,396             0    4,127,160
Construction Work-In-Progress             135,425       126,485                    261,910
                                       ----------    ----------   -----------   ----------
Utility Plant, Net                      3,442,189       946,881             0    4,389,070
                                       ----------    ----------   -----------   ----------
CURRENT ASSETS:
Cash and Cash Equivalents                  64,047                                   64,047
Accounts Receivable                     1,358,450      (216,002)                 1,142,448
Inventories                               923,486                                  923,486
Deferred Income Taxes                                                                    0
Purchased Gas Adjustments                 453,304        33,168                    486,472
Other                                      41,034                                   41,034
                                       ----------    ----------   -----------   ----------
Total Current Assets                    2,840,321      (182,834)            0    2,657,487
                                       ----------    ----------   -----------   ----------
OTHER ASSETS                               57,674          (107)         (500)      57,067
                                       ----------    ----------   -----------   ----------
TOTAL                                 $ 6,340,184   $   763,940        $ (500) $ 7,103,624
                                       ==========    ==========   ===========   ==========

                                                                               Exhibit A(1)
BLUEFIELD GAS COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997

                                       Bluefield   Commonwealth
                                          Gas     Public Service               Consolidated
LIABILITIES                             Company     Corporation  Eliminations     Total
-----------                             -------     -----------  ------------     -----
CAPITALIZATION:
Stockholders' Equity:
  Common Stock                         $    49,704     $     500       $ (500)  $    49,704
  Capital in Excess of Par Value           220,564        37,241                    257,805
  Retained Earnings                      1,380,608       489,798                  1,870,406
                                        ----------      --------        ------   ----------
Total Stockholders' Equity               1,650,876       527,539         (500)    2,177,915

Long-Term Debt (Less Current Maturities) 1,300,000                                1,300,000
                                        ----------      --------        ------   ----------
Total Capitalization                     2,950,876       527,539         (500)    3,477,915
                                        ----------      --------        ------   ----------
CURRENT LIABILITIES:
Current Maturities of Long-Term Debt             0                                        0
Notes Payable                            2,271,000                                2,271,000
Accounts Payable                           476,605        34,745                    511,350
Income Taxes Payable                      (24,022)       105,203                     81,181
Customers' Deposits                         49,666         9,575                     59,241
Accrued Expenses                           331,337        11,631                    342,968
Refunds From Suppliers - Due Customers           0         1,968                      1,968
Purchased Gas Adjustments                                      0
                                        ----------      --------        ------   ----------
Total Current Liabilities                3,104,586       163,122            0     3,267,708

DEFERRED CREDITS AND OTHER LIABILITIES:
Deferred Income Taxes                      271,139        70,160                    341,299
Deferred Investment Tax Credits             13,583         3,119                     16,702
Other Deferred Credits                                                                    0
                                        ----------      --------        ------   ----------
Total Deferred Credits and Other
  Liabilities                              284,722        73,279            0       358,001
                                        ----------      --------        ------   ----------
TOTAL                                  $ 6,340,184     $ 763,940       $ (500)  $ 7,103,624
                                        ==========      ========        ======   ==========

                                                        EXHIBIT B

                       ROANOKE GAS COMPANY
                     FINANCIAL DATA SCHEDULE

        Item No.        Caption Heading
        --------        ---------------

           1            Total Assets                 $72,822,564
           2            Total Operating Revenues      63,431,423
           3            Net Income                     2,522,838

                                                        EXHIBIT C


NOT APPLICABLE

                                                                      Exhibit 27
ARTICLE - OPUR3
LEGEND
THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM THE CONSOLIDATING INCOME STATEMENTS OF ROANOKE GAS CO. AND SUBSIDIARIES AND OF BLUEFIELD GAS CO. AND THE CONSOLIDATING BALANCE SHEETS OF ROANOKE GAS CO. AND SUBSIDIARIES AND OF BLUEFIELD GAS CO. FOR THE YEAR ENDED DEC. 31, 1997 AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS.
/LEGEND
SUBSIDIARY
   NUMBER 2
   NAME - DIVERSIFIED ENERGY CO. & COMMONWEALTH PUBLIC SERVICE CORP.

PERIOD-TYPE                   YEAR
FISCAL-YEAR-END                          SEP-30-1998
PERIOD-END                               DEC-31-1997
BOOK-VALUE                                  PER-BOOK
TOTAL-ASSETS                              72,822,564
TOTAL-OPERATING-REVENUES                  63,431,423
NET-INCOME                                 2,522,838

                                                                     Exhibit H-4


                           FORM U-3A-2      BLUEFIELD GAS COMPANY
                                                FILE NO. 69-153-3



               SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.

         Statement By Holding Company Claiming Exemption
         -----------------------------------------------
          Under Rule U-3A-2 From the Provisions of the
          --------------------------------------------
           Public Utility Holding Company Act of 1935
           ------------------------------------------


     Bluefield Gas Company ("Bluefield Gas") hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption, the following information is submitted:

     1. Bluefield Gas is a natural gas public utility organized and existing in good standing under the laws of the State of West Virginia. Bluefield Gas distributes natural gas to some 4,297 residential, commercial and industrial customers located in the City of Bluefield, West Virginia and the immediate surrounding area of Mercer County, West Virginia pursuant to certificates of convenience and necessity at rates and charges issued and prescribed by the West Virginia Public Service Commission. Bluefield Gas owns all of the issued and outstanding voting securities of Commonwealth Public Service Corporation ("Commonwealth"), a Virginia public service corporation, providing natural gas service to approximately 961 residential, commercial and industrial customers in Bluefield, Virginia and the immediate surrounding area in Tazewell County, Virginia pursuant to certificates of convenience and necessity at rates and charges issued and prescribed by the State Corporation Commission of Virginia.

     2. Bluefield Gas owns a transmission line extending from Princeton, West Virginia to Bluefield, West Virginia, and a distribution system within the City of Bluefield, West Virginia, and the immediate surrounding area of Mercer County, West Virginia. Natural Gas is purchased from various producers and marketers and transported on Columbia Gas Transmission Corporation's system to Princeton, West Virginia. It is then transported on Bluefield Gas' transmission line to Bluefield where it is distributed at retail to Bluefield Gas customers. A portion of the gas is sold at the West Virginia-Virginia state line to Commonwealth for resale, pursuant to tariff on file with the Federal Energy Regulatory Commission, to its customers in Bluefield, Virginia and the surrounding area of Tazewell County, Virginia.

     3. The following information for the last calendar year with respect to Bluefield Gas and Commonwealth is submitted:

          (a) Bluefield Gas distributed at retail 903,416 MCF of gas during the calendar year 1997. Commonwealth distributed at retail 264,389 MCF of gas during the calendar year 1997.

          (b) Neither Bluefield Gas nor Commonwealth distributed at retail natural gas outside the state of its incorporation.

          (c) Commonwealth did not sell at wholesale natural gas outside the Commonwealth of Virginia. Bluefield Gas sold 264,389 MCF of natural gas at wholesale to Commonwealth at the Virginia-West Virginia State line.

          (d) Bluefield Gas purchased 1,220,855 MCF of natural gas outside the State of West Virginia. All such gas was transported to Bluefield Gas for resale as system supply by Columbia Gas Transmission Corporation. Bluefield Gas transported 20,596 MCF of natural gas to its end-users for other marketers. Commonwealth purchased 264,389 MCF of natural gas from Bluefield Gas at the Virginia-West Virginia State line.

     4. (a through e) Not applicable. The Company holds no interest, directly or indirectly in an exempt wholesale generator (EWG) or foreign utility company.

     A consolidating statement of income and surplus and a consolidating balance sheet for Bluefield Gas and Commonwealth for the 1997 calendar year is attached as Exhibit A and Exhibit A(1).

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 23rd day of February, 1998.


                              BLUEFIELD GAS COMPANY


                                   By: s/John B. Williamson, III
[Seal appears here]                   ---------------------------
                                             Its President
(SEAL)
ATTEST:


s/Roger L. Baumgardner
-------------------------------
          Secretary



Notices and correspondence regarding this statement should be addressed to:

               Roger L. Baumgardner
               Secretary & Treasurer
               Bluefield Gas Company
               Post Office Box 13007
               Roanoke, VA  24030

                                                                                Exhibit A
                                              Bluefield Gas Company
                                         Consolidating Income Statement
                                      Twelve Months Ended December 31, 1997

                                       Bluefield   Commonwealth
                                          Gas     Public Service               Consolidated
                                        Company     Corporation  Eliminations     Total
                                        -------     -----------  ------------     -----
OPERATING REVENUES                    $ 6,253,205   $ 1,515,310  $ (1,096,567) $ 6,671,948
COST OF GAS                             4,753,640     1,081,443    (1,081,443)   4,753,640
                                       ----------    ----------   -----------   ----------
OPERATING MARGIN                        1,499,565       433,867       (15,124)   1,918,308

OTHER OPERATING EXPENSES:
  Gas utilities:
    Other operations                      626,523       205,575       (15,124)     816,974
    Maintenance                           124,296        68,620                    192,916
    Taxes - general                       276,299        62,110                    338,409
    Taxes - income                         42,893        15,104                     57,997
    Depreciation and amortization         159,905        50,788                    210,693
                                       ----------    ----------   -----------   ----------
Total other operating expenses          1,229,916       402,197       (15,124)   1,616,989

OPERATING EARNINGS                        269,649        31,670             -      301,319

OTHER INCOME AND DEDUCTIONS:
  Gas utilities:
    Interest Income                                                                      -
    Merchandising and jobbing, net          4,404                                    4,404
    Other deductions                       (6,132)         (275)                    (6,407)
    Taxes - income                           (620)           94                       (526)
                                       ----------    ----------   -----------   ----------
Total other income and deductions          (2,348)         (181)            -       (2,529)

EARNINGS BEFORE INTEREST CHARGES          267,301        31,489             -      298,790

INTEREST CHARGES:
  Gas utilities:
    Long-term debt                        105,181                                  105,181
    Other interest                        106,745         1,656                    108,401
                                       ----------    ----------   -----------   ----------
Total interest charges                    211,926         1,656             -      213,582

NET EARNINGS                          $    55,375   $    29,833  $          0  $    85,208
                                       ==========    ==========   ===========   ==========

                                                                               Exhibit A(1)
BLUEFIELD GAS COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997

                                       Bluefield   Commonwealth
                                          Gas     Public Service               Consolidated
ASSETS                                  Company     Corporation  Eliminations     Total
------                                  -------     -----------  ------------     -----
UTILITY PLANT:
Utility Plant in Service              $ 5,130,392   $ 1,211,960                $ 6,342,352
Accumulated Depreciation               (1,823,628)     (391,564)                (2,215,192)
                                       ----------    ----------   -----------   ----------
Utility Plant in Service, Net           3,306,764       820,396             0    4,127,160
Construction Work-In-Progress             135,425       126,485                    261,910
                                       ----------    ----------   -----------   ----------
Utility Plant, Net                      3,442,189       946,881             0    4,389,070
                                       ----------    ----------   -----------   ----------
CURRENT ASSETS:
Cash and Cash Equivalents                  64,047                                   64,047
Accounts Receivable                     1,358,450      (216,002)                 1,142,448
Inventories                               923,486                                  923,486
Deferred Income Taxes                                                                    0
Purchased Gas Adjustments                 453,304        33,168                    486,472
Other                                      41,034                                   41,034
                                       ----------    ----------   -----------   ----------
Total Current Assets                    2,840,321      (182,834)            0    2,657,487
                                       ----------    ----------   -----------   ----------
OTHER ASSETS                               57,674          (107)         (500)      57,067
                                       ----------    ----------   -----------   ----------
TOTAL                                 $ 6,340,184   $   763,940        $ (500) $ 7,103,624
                                       ==========    ==========   ===========   ==========

                                                                                Exhibit A(1)
BLUEFIELD GAS COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997

                                       Bluefield   Commonwealth
                                          Gas     Public Service               Consolidated
LIABILITIES                             Company     Corporation  Eliminations     Total
-----------                             -------     -----------  ------------     -----
CAPITALIZATION:
Stockholders' Equity:
  Common Stock                         $    49,704     $     500       $ (500)  $    49,704
  Capital in Excess of Par Value           220,564        37,241                    257,805
  Retained Earnings                      1,380,608       489,798                  1,870,406
                                        ----------      --------        ------   ----------
Total Stockholders' Equity               1,650,876       527,539         (500)    2,177,915

Long-Term Debt (Less Current Maturities) 1,300,000                                1,300,000
                                        ----------      --------        ------   ----------
Total Capitalization                     2,950,876       527,539         (500)    3,477,915
                                        ----------      --------        ------   ----------
CURRENT LIABILITIES:
Current Maturities of Long-Term Debt             0                                        0
Notes Payable                            2,271,000                                2,271,000
Accounts Payable                           476,605        34,745                    511,350
Income Taxes Payable                      (24,022)       105,203                     81,181
Customers' Deposits                         49,666         9,575                     59,241
Accrued Expenses                           331,337        11,631                    342,968
Refunds From Suppliers - Due Customers           0         1,968                      1,968
Purchased Gas Adjustments                                      0
                                        ----------      --------        ------   ----------
Total Current Liabilities                3,104,586       163,122            0     3,267,708

DEFERRED CREDITS AND OTHER LIABILITIES:
Deferred Income Taxes                      271,139        70,160                    341,299
Deferred Investment Tax Credits             13,583         3,119                     16,702
Other Deferred Credits                                                                    0
                                        ----------      --------        ------   ----------
Total Deferred Credits and Other
  Liabilities                              284,722        73,279            0       358,001
                                        ----------      --------        ------   ----------
TOTAL                                  $ 6,340,184     $ 763,940       $ (500)  $ 7,103,624
                                        ==========      ========        ======   ==========

                                                        EXHIBIT B

                      BLUEFIELD GAS COMPANY
                     FINANCIAL DATA SCHEDULE

        Item No.        Caption Heading
        --------        ---------------
           1            Total Assets                  $7,103,624
           2            Total Operating Revenues       6,671,948
           3            Net Income                        85,208

                                                        EXHIBIT C


NOT APPLICABLE

                                                                      Exhibit 27

ARTICLE - OPUR3
LEGEND
THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM THE CONSOLIDATING INCOME STATEMENT AND THE CONSOLIDATING BALANCE SHEET OF BLUEFIELD GAS COMPANY FOR THE YEAR ENDED DECEMBER 31, 1997, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS.
/LEGEND
SUBSIDIARY
   NUMBER 1
   NAME - COMMONWEALTH PUBLIC SERVICE CORPORATION

PERIOD-TYPE                   YEAR
FISCAL-YEAR-END                          SEP-30-1998
PERIOD-END                               DEC-31-1997
BOOK-VALUE                                  PER-BOOK
TOTAL-ASSETS                               7,103,624
TOTAL-OPERATING-REVENUES                   6,671,948
NET-INCOME                                    85,208

                                                                   Exhibit I-1

                                         Projections of Natural Gas Demand
                                                       and
                                       Income Available for Diversification*


           Demand for                                 Dividend     Incremental     Needed for        Excess
           Natural Gas     Utility      Dividends   Reinvestment    Growth in    Utility Plant         for
  Year    (DTH) (000's)  Earnings (1)   @ 65% (2)     @ 20% (3)    Equity Inv.   Investment (4)   Diversification
--------  -------------  ------------  -----------  -------------  ------------  --------------   -------------
  1999        12,518.15   $ 2,107,000  $ 1,369,550      $ 273,910   $ 1,011,360    $    921,740      $   89,620
  2000        12,720.07     2,209,000    1,435,850        287,170     1,060,320         845,600         214,720
  2001        12,984.71     2,310,000    1,501,500        300,300     1,108,800         892,000         216,800
  2002        13,198.86     2,422,000    1,574,300        314,860     1,162,560         910,400         252,160
  2003        13,447.90     2,535,000    1,647,750        329,550     1,216,800         869,600         347,200
  2004        13,675.17     2,654,000    1,725,100        345,020     1,273,920         904,384         369,536
  2005        13,907.83     2,778,000    1,805,700        361,140     1,333,440         940,559         392,881
  2006        14,145.95     2,908,000    1,890,200        378,040     1,395,840         978,182         417,658
  2007        14,389.67     3,044,000    1,978,600        395,720     1,461,120       1,017,309         443,811
  2008        14,639.14   $ 3,187,000  $ 2,071,550      $ 414,310   $ 1,529,760     $ 1,058,001       $ 471,759

      (1) First five years of the forecast are taken from the Company's approved Five-Year capital Forecast. Years 2004 through
            2008 assume a 4.7% growth in net income.

      (2)   Corporate dividend payout target.

      (3) Annual Average stockholder dividend reinvestment rate in the Company's Dividend Reinvestment Plan.

      (4)   Years 2004 through 2008 assume a 4.0% growth rate.

                               ATTACHMENT TO I-1

               NOTICE REGARDING ROANOKE GAS COMPANY PROJECTIONS


      The attached assumptions and forecasts are inherently subject to significant uncertainties and contingencies beyond the control of Roanoke Gas Company and its subsidiaries (the "Company"), including, but not limited to, weather conditions, changes in economic conditions in the Company's market area and regulatory requirements, conditions and restrictions. Such forecasts also are based upon assumptions with respect to certain business decisions which are subject to change. THERE CAN BE NO ASSURANCE THAT THE ACTUAL RESULTS WILL MEET THE FORECASTS, AND ACTUAL RESULTS WILL VARY, PERHAPS MATERIALLY, FROM THOSE FORECAST. The Company takes no responsibility for, and has no intention of, updating the attached information.

      The attached materials have been prepared by the Company and have not been verified or approved by the Company's independent auditors or outside counsel. The forecast information was not prepared with a view to public disclosure or compliance with the published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections.

                                                                    Exhibit J-1

                 ESTIMATED COSTS AND FEES ATTRIBUTABLE TO THE
                       FORMATION OF THE HOLDING COMPANY


                                                            Estimated
OUT OF POCKET EXPENSES:                                     Amount ($)
----------------------                                      ----------
Registration and Listing Fees                                 11,000
Legal                                                         75,000
Accounting and Audit Opinions                                  6,000
Proxy Printing and Solicitation                                6,000
Corporate Name Registration                                    1,000
Miscellaneous Expenses:
   Messenger fees, Federal Express, etc.                       1,000
   Banks, Brokers, and Nominee Expenses                       25,000
   Communications Expenses for New Corporate
      Identification                                           2,000
   Stock Certificates                                          5,000
   Unassigned                                                 35,000

Total Miscellaneous Expenses:                                 35,000

TOTAL                                                       $134,000

                                                                    Exhibit K-1

                              ROANOKE GAS COMPANY


OFFICERS


John B. Williamson, III
President and CEO

Roger L. Baumgardner
Vice President, Secretary & Treasurer

Arthur L. Pendleton
Executive Vice President & COO

John S. D'Orazio
Vice President, Marketing & New Construction

Jane N. O'Keeffe
Assistant Vice President, Human Resources

J. David Anderson
Assistant Secretary & Assistant Treasurer


DIRECTORS

Lynn D. Avis
Avis Construction
President

Abney S. Boxley, III
W. W. Boxley Company
President

Frank T. Ellett
Virginia Truck Center, Inc.
President

Frank A. Farmer, Jr.
Chairman of the Board

Wilbur L. Hazlegrove
Law Firm of Woods, Rogers & Hazlegrove, P.L.C.
Member

J. Allen Layman
R & B Communications, Inc.
President & CEO

Thomas L. Robertson
Carilion Health System & Carilion Medical Center
President

S. Frank Smith
Coastal Coal Sales, Inc.
Executive Vice President

John B. Williamson, III
Roanoke Gas Company
President & CEO

                             BLUEFIELD GAS COMPANY


OFFICERS

John B. Williamson, III
President

Arthur L. Pendleton
Vice President - Operations

John S. D'Orazio
Vice President, Marketing & New Construction

Roger L. Baumgardner
Secretary & Treasurer


BOARD OF DIRECTORS

Roger L. Baumgardner
Roanoke Gas Company
Vice President, Secretary & Treasurer

Arthur L. Pendleton
Roanoke Gas Company
Executive Vice President & CEO

John C. Shott
Paper Supply Company
President

Scott H. Shott
Paper Supply Company
Secretary & Treasurer

John B. Williamson, III
Roanoke Gas Company
President & CEO

                          DIVERSIFIED ENERGY COMPANY
                         T/A HIGHLAND PROPANE COMPANY
                           & HIGHLAND GAS MARKETING


OFFICERS

John B. Williamson, III
President

Arthur L. Pendleton
Vice President - Operations

John S. D'Orazio
Vice President, Marketing & New Construction

Roger L. Baumgardner
Secretary & Treasurer


BOARD OF DIRECTORS

Roger L. Baumgardner
Roanoke Gas Company
Vice President, Secretary & Treasurer

Frank T. Ellett
Virginia Truck Center, Inc.
President

Arthur L. Pendleton
Roanoke Gas Company
Executive Vice President & CEO

S. Frank Smith
Coastal Coal Sales, Inc.
Executive Vice President

John B. Williamson, III
Roanoke Gas Company
President & CEO

                             RGC ACQUISITION CORP.


OFFICERS

John B. Williamson, III
President

Roger L. Baumgardner
Secretary & Treasurer


DIRECTORS

Lynn D. Avis
Avis Construction
President

Abney S. Boxley, III
W. W. Boxley Company
President

Frank T. Ellett
Virginia Truck Center, Inc.
President

Frank A. Farmer, Jr.
Chairman of the Board

Wilbur L. Hazlegrove
Law Firm of Woods, Rogers & Hazlegrove, P.L.C.
Member

J. Allen Layman
R & B Communications, Inc.
President & CEO

Thomas L. Robertson
Carilion Health System & Carilion Medical Center
President

S. Frank Smith
Coastal Coal Sales, Inc.
Executive Vice President

John B. Williamson, III
Roanoke Gas Company
President & CEO

                              RGC RESOURCES, INC.

OFFICERS

John B. Williamson, III
President and CEO

Arthur L. Pendleton
Executive Vice President & COO

Roger L. Baumgardner
Vice President, Secretary & Treasurer

John S. D'Orazio
Vice President, Marketing & New Construction

Jane N. O'Keeffe
Assistant Vice President, Human Resources

J. David Anderson
Assistant Secretary & Assistant Treasurer


DIRECTORS

Lynn D. Avis
Avis Construction
President

Abney S. Boxley, III
W. W. Boxley Company
President

Frank T. Ellett
Virginia Truck Center, Inc.
President

Frank A. Farmer, Jr.
Chairman of the Board

Wilbur L. Hazlegrove
Law Firm of Woods, Rogers & Hazlegrove, P.L.C.
Member

J. Allen Layman
R & B Communications, Inc.
President & CEO

Thomas L. Robertson
Carilion Health System & Carilion Medical Center
President

S. Frank Smith
Coastal Coal Sales, Inc.
Executive Vice President

John B. Williamson, III
Roanoke Gas Company
President & CEO

                    COMMONWEALTH PUBLIC SERVICE CORPORATION

OFFICERS

John B. Williamson, III
President

Arthur L. Pendleton
Vice President - Operations

John S. D'Orazio
Vice President, Marketing & New Construction

Roger L. Baumgardner
Secretary & Treasurer


BOARD OF DIRECTORS

Roger L. Baumgardner
Roanoke Gas Company
Vice President, Secretary & Treasurer

Arthur L. Pendleton
Roanoke Gas Company
Executive Vice President & CEO

John C. Shott
Paper Supply Company
President

Scott H. Shott
Paper Supply Company
Secretary & Treasurer

John B. Williamson, III
Roanoke Gas Company
President & CEO

                                                                   Exhibit L-1

                           UNITED STATES OF AMERICA
                                  before the
                      SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Release No.

_______________, 1998

------------------------------------
                                    )
In the Matter of                    )
                                    )
Roanoke Gas Company                 )
519 Kimball Avenue, N.E.            )
Roanoke, Virginia 24016             )
                                    )
      and                           )
                                    )
RGC Resources, Inc.                 )
519 Kimball Avenue, N.E.            )
Roanoke, Virginia 24016             )
                                    )
------------------------------------)


               NOTICE OF PROPOSED MERGER AND REORGANIZATION OF
                      NATURAL GAS DISTRIBUTION COMPANIES

      NOTICE IS HEREBY GIVEN that Roanoke Gas Company ("Roanoke Gas"), a Virginia public service corporation, and RGC Resources, Inc. ("Resources"), a Virginia corporation, have filed with this Commission a joint application pursuant to the Public Utility Holding Company Act of 1935 (the "Act"), designating Section 3(a)(1), Section 9(a)(2) and Section 10 of the Act as applicable to the proposed transaction. The application requests an order of the Commission (i) approving the acquisition by Resources of all the outstanding shares of common stock of Roanoke Gas and of all the outstanding shares of common stock of Bluefield Gas Company ("Bluefield"), a West Virginia public service corporation, and (ii) approving the acquisition by Roanoke Gas of all the outstanding shares of common stock of Commonwealth Public Service Corporation ("Commonwealth"), a Virginia public service corporation. Pursuant to 17 C.F.R. Section

250.2 under the Act, Resources intends, upon consummation of the merger and reorganization, to file a claim of exemption as a holding company under Section 3(a)(1) of the Act.

      Resources was incorporated on July 31, 1998, for the purpose of accomplishing a proposed merger and reorganization pursuant to an Agreement and Plan of Merger and Reorganization (the "Plan of Merger"). As more fully described herein, Resources owns all of the outstanding common stock of RGC Acquisition Corp. (the "Subsidiary"), a Virginia corporation. Neither Resources nor the Subsidiary owns any utility assets and currently neither is a "holding company" under the Act.

      Resources and Roanoke Gas propose to accomplish the proposed merger and reorganization by entering into the Plan of Merger, whereby (i) Roanoke Gas will be merged into the Subsidiary, with Roanoke Gas as the surviving corporation;
(ii) the common stock of the Subsidiary owned by Resources will be converted into new common stock of Roanoke Gas; (iii) the outstanding shares of common stock, $5.00 par value, of Roanoke Gas will be converted, on a share-for-share basis, into common stock, $5.00 par value, of Resources on the merger effective date; (iv) Bluefield, by means of a non-cash dividend, will transfer to Roanoke Gas all of the outstanding common stock of Commonwealth; (v) Roanoke Gas, by means of a non-cash dividend, will transfer to Resources all of the outstanding common stock of Bluefield and Diversified Energy Company ("Diversified"), a Virginia non-utility corporation; and (vi) Commonwealth will be merged into Roanoke Gas. Following the merger and reorganization, all of the outstanding common stock of Resources will be owned by the former Roanoke Gas common shareholders.

      It is proposed that there will be no exchange of the outstanding mortgage notes, debentures and senior notes of Roanoke Gas in connection with the merger and reorganization and that, immediately following the merger and reorganization, Resources will have no outstanding securities other than common stock. Resources may, however, be required to guarantee the payment and performance of Roanoke Gas' outstanding mortgage notes. Holders of Roanoke Gas mortgage notes, debentures and senior notes will continue as security holders or Roanoke Gas.

      Roanoke Gas proposes to submit the Plan of Merger to its shareholders for approval at its annual meeting of shareholders scheduled for February 8, 1999.

      In connection with the merger and reorganization, Resources' common stock will be listed on the Nasdaq National Market, and Roanoke Gas' common stock will be delisted from the Nasdaq National Market.

      Roanoke Gas has its principal executive office at 519 Kimball Avenue, N. E., Roanoke, Virginia, 24016. Roanoke Gas, a Virginia public service corporation, is engaged in the retail distribution and sale of natural gas to approximately 53,625 customers in Roanoke, Virginia and surrounding areas in Virginia. Roanoke Gas' service area includes the cities of Roanoke and Salem, Virginia and surrounding regions in Virginia, including Roanoke County and portions of Bedford, Botetourt, Franklin and Montgomery counties, Virginia. Bluefield, a West Virginia public service corporation, is a wholly owned subsidiary of Roanoke Gas. Bluefield provides natural gas service to approximately 4,100 customers located in and around Bluefield, West Virginia. Bluefield's service area extends from Princeton, West Virginia to the western most city limits of Bluefield, West Virginia. Bluefield owns all of the issued and outstanding stock of Commonwealth, a Virginia public service corporation, which serves approximately 925 customers in Bluefield, Virginia and surrounding areas in Virginia. Commonwealth's service area includes principally the Town of Bluefield, Virginia and a portion of Tazewell County, Virginia. As described below, Roanoke Gas also distributes and sells propane to customers in southwestern Virginia and southern West Virginia through its wholly owned Virginia subsidiary, Diversified, which is not a regulated public utility. Roanoke Gas' total consolidated operating revenues at June 30, 1998 were $59,688,847, of which $52,295,469 (87.6%) was from retail distribution and sale of natural gas.

      Roanoke Gas' natural gas distribution operations are subject to regulation at the federal and state levels. Gas transmission between Bluefield and Commonwealth is regulated by the Federal Regulatory Commission (the "FERC"), which regulates the prices, terms and conditions of interstate pipeline transportation and sales of natural gas. Roanoke and Bluefield are exempt holding companies under Section 3(a)(2) of the Act and annually file Forms U-3A-2 with the Commission. At the state level, Roanoke Gas and Commonwealth are regulated by the Virginia State Corporation Commission (the "Virginia Commission"), and Bluefield is regulated by the West Virginia Public Service Commission (the "West Virginia Commission"). The Virginia Commission and the West Virginia Commission regulate various matters, including rates charged for services, financings, planning and safety matters. The Virginia Commission also grants certificates of public convenience and necessity to distribute natural gas in the Commonwealth of Virginia. In addition, certain municipalities and localities grant franchises for the placement of natural gas distribution pipelines and the operation of a natural gas distribution network for Roanoke Gas, Commonwealth and Bluefield.

      Roanoke Gas owns 100% of the voting common stock of Diversified, a Virginia corporation headquartered in Roanoke, Virginia, which is not a regulated public utility. Diversified serves approximately 10,450 active propane accounts in southwestern Virginia and southern West Virginia. Resources' propane distribution activities are not subject to any federal or state pricing regulation. In addition to propane operations, Diversified maintains a natural gas marketing business which assists large industrial customers in the purchase of natural gas.

      The application and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by _______________, 199__, to the Secretary, Securities and Exchange Commission, Washington, D. C. 20549, and serve a copy on Resources and Roanoke Gas at the address specified above. Proof of service (by affidavit or, in case of attorney at law, by certificate) should be filed with the request. Any request for a hearing must identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the application, as filed or as it may be amended, may be authorized.

      For the Commission, by the Division of Investment Management pursuant to delegated authority.




                                          Jonathan G. Katz
                                          Secretary

                                                                   Exhibit M-1

------------------------------------------------------------------------------



                                  MEMORANDUM

------------------------------------------------------------------------------



To:         The Securities and Exchange Commission
            Division of Investment Management
            Office of Public Utility Regulation
            450 Fifth Street, N.W., Stop 5-3
            Washington, DC  20549-1004

Subject:    RGC Resources, Inc.: Claim of Section 3(a)(1) Intrastate Exemption

Date:       October 15, 1998


      This Supplemental Memorandum is being submitted in connection with the Joint Application on Form U-1 of RGC Resources, Inc. ("Resources") and Roanoke Gas Company ("Roanoke Gas"), filed pursuant to Section 10 of the Public Utility Holding Company Act of 1935 (the "Act"), for approval of (i) the acquisition by Resources, pursuant to a merger and reorganization (the "Reorganization"), of all the outstanding shares of common stock of Roanoke Gas and Bluefield Gas Company ("Bluefield")1; and (ii) the acquisition by Roanoke Gas, pursuant to the Reorganization, of all of the outstanding shares of common stock of Commonwealth Public Service Corporation ("Commonwealth"), a Virginia public service corporation. The purpose of this Supplemental Memorandum is to advise the Commission of the good faith bases upon which Resources will, upon consummation of the Reorganization, file a Form U-3A-2 claiming exemption as a holding company in reliance on Section 3(a)(1) of the Act.

      Following the Reorganization, Resources will have two public utility subsidiaries: Roanoke Gas, a Virginia public service corporation, and Bluefield, a West Virginia public service corporation. Roanoke Gas is the only public utility subsidiary, however, from which Resources derives (or will derive) a material part of its income.

                       I.     Intra-State Standards Met

      Roanoke Gas is engaged in the retail distribution and sale of natural gas to approximately 53,625 customers in Roanoke, Virginia and surrounding areas in Virginia. Roanoke Gas' service

--------
      1Roanoke Gas and Bluefield each is presently exempt from all of the provisions of the Act (except Section 9(a)(2)) by reason of annual exemption statements filed under Rule 2 and Section 3(a)(2) of the Act.

area includes the cities of Roanoke and Salem, Virginia and surrounding regions in Virginia, including Roanoke County and portions of Bedford, Botetourt, Franklin and Montgomery counties, Virginia. Commonwealth, which will be merged into Roanoke Gas as part of the Reorganization, provides public utility services solely in Virginia to approximately 925 customers in a service area that includes principally the Town of Bluefield and a portion of Tazewell County, Virginia. After the Reorganization, all of Roanoke Gas' public utility customers, business and assets will be located in Virginia and all of its public utility business will be operated, directly and indirectly, in Virginia under the supervision of the Virginia State Corporation Commission (the "Virginia Commission").

      Although Bluefield also will be a public utility subsidiary of Resources following the Reorganization, Roanoke Gas does not (and Resources will not) derive a material part of its earnings, directly or indirectly, from Bluefield. Bluefield provides natural gas service to approximately 4,100 customers located in and around Bluefield, West Virginia. Bluefield's service area extends from Princeton, West Virginia to the western most city limits of Bluefield, West Virginia.

      Bluefield's small operations in West Virginia represent a de minimus portion of Roanoke Gas' consolidated earnings. For each of the three years in the period ended September 30, 1997 and for the nine-month period ended June 30 1998, Bluefield accounted for the following percentages of Roanoke Gas' consolidated operating revenues and consolidated net income:

                             Fiscal Year                   Fiscal Year                  Fiscal Year                 Nine month
                      ---------------------------- --------------------------- ---------------------------         Period ended
                                 1995                          1996                         1997                   June 30, 1998
                      ---------------------------- --------------------------- --------------------------- -------------------------
                       Bluefield    Consolidated    Bluefield     Consolidated  Bluefield   Consolidated   Bluefield    Consolidated
                      -----------  --------------- ------------ -------------- ----------- -------------- ------------  ------------
Operating Revenues     $3,849,728   $48,611,147    $4,942,993    $65,770,873    $5,002,307  $65,047,826    $5,345,250    $57,169,872
  Percentage of total                      7.9%                          7.5%                      7.6%                         9.3%
Net Income             $   96,567   $ 1,777,240    $  122,754    $ 2,196,672    $   18,113  $ 2,309,880    $  112,771    $ 3,382,092
  Percentage of total                      5.4%                          5.6%                     0.78%                         3.3%



      Further, Bluefield's West Virginia operations accounted for less than 10% of Roanoke Gas' consolidated service population, number of customers, through put, gross sales, book value of net plant and net operating income at June 30, 1998.

           Percent of Bluefield Gas Company to Roanoke Consolidated
                 For the Nine Month Period Ended June 30, 1998


                                   Bluefield      Consolidated     Percent
                                   ---------      ------------     -------
Number of Customers                     4,082           64,295       6.3
Through Put (MCF's)              $    847,954        9,573,693       8.9
Gross Sales                      $  5,345,250       54,589,302       9.8
Book Value of Net Plant          $  3,598,074       51,961,335       6.9
Net Operating Income             $    112,771        3,382,093       3.3

These percentages are expected to decrease in future years because Roanoke Gas' Virginia market area has a stronger economy and is experiencing faster growth than the West Virginia market, and Roanke Gas will be focusing its marketing and growth strategies on expanding its Virginia operations.

                   II.     No Basis for Finding of Detriment

      In Pacific Lighting Corporation, Release No. 35-17855 (Jan. 11, 1973), the Commission set out the guidelines which it follows in scrutinizing non-utility activities of exempt companies, with a view to preventing the creation of undue risks or abuses detrimental to the public interest or the interests of investors or consumers. Roanoke Gas' current nonutility activities, as well as Resources planned nonutility activities, conform to the limitations inherent in the guidelines set forth in Pacific Lighting.

      Roanoke Gas conducts all of its nonutility operations -- consisting primarily of the sale of propane -- through Diversified, a separate corporate subsidiary. Additionally, there are no services, materials or other contracts between Roanoke Gas' utilities and Diversified that are not subject to the supervision of the Virginia Commission and/or the West Virginia Public Service Commission (the "West Virginia Commission"), and there is no use of utility operating management, funds or credit for nonutility purposes.

      The extent of any direct business relationship between Roanoke Gas' utility companies and Diversified is limited. Diversified is charged for labor furnished, plus appropriate overhead and employee benefit costs. In connection with rate proceedings before the Virginia Commission and the West Virginia Commission, the public utilities are required to submit detailed information concerning every transaction and allocation between the utility subsidiaries on the one hand and the nonutility company on the other. In fiscal 1997, Roanoke Gas provided administrative, engineering and other technical services to Diversified, for which it billed Diversified on a cost basis. In fiscal 1997, Roanoke Gas' charges for services to Diversified totaled approximately $295,000. At June 30, 1998, the nonutility investments represented about

11% of Roanoke Gas' consolidated assets. The magnitude of this investment does not present a substantial risk to the financial soundness of Roanoke Gas' utility operations. A further measure of safety derives from the fact that the Roanoke Gas' nonutility operation has had a history of successful operations. Diversified has operated at a profit in each year since the early 1980s. Further, the propane and natural gas marketing operations of Diversified are complimentary to the operations of Roanoke Gas' natural gas distribution system.

      After the Reorganization, the principal activities conducted by the holding company system that are not incidental to its utility operations will continue to be carried out through separate corporate entities in accordance with the Pacific Lighting guidelines. The service contracts between the public utilities and the nonutility entities will be subject to the supervision and approval of the Virginia Commission and/or the West Virginia Commission. The primary and predominant business of the holding company system will be the distribution of natural gas. Nonutility investments, both individually and on an aggregate basis, will constitute only a relatively small component of the entire system or will be restricted to activities which are either complimentary to utility operations or have an established and successful record. In light of the foregoing, the exemption of Resources from all provisions of the Act (except
Section 9(a)(2) thereof) would not be detrimental to the public interest or the interests of investors or consumers.

                              III.     Conclusion

     Resources will, in good faith, rely on Section 3(a)(1) of the Act to exempt it from all provisions of the Act (except Section 9(a)(2)). Resources and every public utility subsidiary of Resources from which Resources derives, directly or indirectly, any material part of its income -- namely, Roanoke Gas -- are predominantly intrastate in character and carry on their businesses in Virginia, which is the state in which Resources and Roanoke Gas each is organized. Further, there are no grounds upon which to deny the exemption based on undue risk to investors or consumers. Resources intends to claim such exemption by filing a Form U3A-2 contemporaneous with the closing of the Reorganization.

                               Respectfully submitted,

                               RGC RESOURCES, INC.


                               By s/John B. Williamson, III
                                    President

                               ROANOKE GAS COMPANY


                               By s/John B. Williamson, III
                                    President